Form 10-K, Exhibit 13
period 1994-04-30
KELLWOOD CO
filed 1994-07-27
CIK 55080

CONTENTS

1   To Our Shareowners

5   Designed To Compete

11  Financial Review

23  Directors and Officers

24  Shareowner Information


FINANCIAL HIGHLIGHTS
- - -----------------------------------------------------------------------------------------
(Dollars in thousands except per share data)                Year ended April 30,
                                                  ---------------------------------------
                                                         1994          1993          1992
- - -----------------------------------------------------------------------------------------
Net Sales.................................        $ 1,203,086   $ 1,077,655   $   914,926
                                                  -----------   -----------   -----------

Net Earnings..............................        $    35,614   $    28,694   $    22,837
                                                  -----------   -----------   -----------

Per Share Data:
Net Earnings:
     Primary..............................        $      1.71   $      1.39   $      1.26
                                                  -----------   -----------   -----------

     Fully diluted........................        $      1.68   $      1.36   $      1.23
                                                  -----------   -----------   -----------

Cash Dividends Declared...................        $       .55   $       .53   $       .53
                                                  -----------   -----------   -----------



COMMON STOCK DATA


- - ---------------------------------------------------------------------------------------------------
                                             Fiscal 1994                      Fiscal 1993
                                     -----------------------------      ---------------------------
                                        Stock Price                        Stock Price
                                     ------------------  Dividends      ----------------- Dividends
                                     High           Low       Paid      High          Low      Paid
- - ---------------------------------------------------------------------------------------------------
First Quarter (July 31)..........    $20 3/4    $18        $.133        $19 3/8   $16 1/8   $.133
Second Quarter (October 31)......     26 1/2     19 5/8     .133         19 1/2    14 1/4    .133
Third Quarter (January 31).......     27         24 3/4     .133         18 7/8    14 7/8    .133
Fourth Quarter (April 30)........     26 7/8     22 5/8     .150         20 1/8    15 7/8    .133

Common stock of Kellwood Company is traded on the New York Stock Exchange, ticker symbol KWD. At June 10, 1994, there were approximately 2,405 shareowners. All per share and common stock data have been adjusted to reflect stock splits. The current annual dividend rate per year is $.60.

1----------------------------
GROWTH IN NET SALES
(dollars in millions)

[ GRAPH ]

2-----------------------------
GROWTH IN NET EARNINGS
(dollars in millions)

[ GRAPH ]


3-----------------------------
AVERAGE INVENTORY DAYS' SUPPLY

[ GRAPH ]

REPORTS OF MANAGEMENT AND INDEPENDENT ACCOUNTANTS
                                             Kellwood Company and Subsidiaries
- - ------------------------------------------------------------------------------

- - ------------------------------------------------------------------------------
REPORT OF MANAGEMENT

The management of Kellwood Company is responsible for the fair presentation of the financial statements and other financial information included in this report. The financial statements have been prepared in conformity with generally accepted accounting principles applying estimates and management's best judgments as required to present fairly Kellwood Company's financial position, results of operations and cash flows.

   The accounting systems and internal accounting controls of Kellwood are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets and that, in all material respects, assets are safeguarded against loss from unauthorized use or disposition. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis, and internal auditors systematically review the adequacy and effectiveness of the controls. Price Waterhouse also studies and evaluates internal controls for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements. It is management's opinion that the Company has an effective system of internal accounting controls.

   The Board of Directors, through its Audit Committee consisting solely of nonmanagement directors, meets periodically with management, the internal auditors and Price Waterhouse to discuss audit and financial reporting matters. Both the internal auditors and Price Waterhouse have direct access to the Audit Committee.





/s/ WILLIAM J. MCKENNA
William J. McKenna
Chairman, President and
Chief Executive Officer





/s/ JAMES C. JACOBSEN
James C. Jacobsen
Executive Vice President Administration
(Chief Financial Officer)



REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareowners and Board of Directors of Kellwood Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareowners' equity present fairly, in all material respects, the financial position of Kellwood Company and its subsidiaries at April 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Kellwood's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PRICE WATERHOUSE
St. Louis, Missouri
June 1, 1994

CONSOLIDATED STATEMENT OF EARNINGS            Kellwood Company and Subsidiaries
- - --------------------------------------------------------------------------------
(Dollars in thousands except per share data)
- - --------------------------------------------------------------------------------
                                                    Year ended April 30,
                                          --------------------------------------
                                                1994          1993          1992
- - --------------------------------------------------------------------------------
Net Sales...............................  $1,203,086    $1,077,655      $914,926

Costs and Expenses:
  Cost of products sold.................     949,075       865,814       736,505
  Selling, general and administrative
   expenses.............................     170,232       143,771       123,404
  Amortization of intangible assets.....      12,808         9,317         7,580
  Gain on disposal of assets............      (3,047)       (4,089)       (5,019)
  Interest expense......................      15,634        13,829        14,155
  Interest income and other, net........      (2,630)       (2,881)       (3,216)
                                          ----------    ----------      --------

Earnings Before Income Taxes............      61,014        51,894        41,517

Income Taxes............................      25,400        23,200        18,680
                                          ----------    ----------      --------

Net Earnings............................  $   35,614    $   28,694      $ 22,837
                                          ----------    ----------      --------

Earnings Per Share:

  Primary...............................  $     1.71    $     1.39      $   1.26
                                          ----------    ----------      --------


  Fully diluted.........................  $     1.68    $     1.36      $   1.23
                                          ----------    ----------      --------

See notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEET                    Kellwood Company and Subsidiaries
- - -------------------------------------------------------------------------------
(Dollars in thousands except per share data)
- - -------------------------------------------------------------------------------
                                                                  April 30,
                                                           --------------------
                                                               1994        1993
- - -------------------------------------------------------------------------------
ASSETS

Current Assets:
  Cash, including time deposits of $6,945
   ($10,265 in 1993)....................................   $ 17,666    $ 39,178
  Receivables, net......................................    180,724     178,621
  Inventories...........................................    196,017     192,432
  Prepaid taxes and expenses............................     18,650      15,597
                                                           --------    --------

      Total Current Assets..............................    413,057     425,828

Property, Plant and Equipment...........................    177,896     169,556
  Less accumulated depreciation and amortization........    109,921     101,297
                                                           --------    --------

                                                             67,975      68,259

Intangible Assets, net..................................    107,692      96,036
Other Assets............................................     53,133      46,332
                                                           --------    --------

                                                           $641,857    $636,455
                                                           --------    --------

LIABILITIES AND SHAREOWNERS' EQUITY

Current Liabilities:
  Current portion of long-term debt.....................   $  8,916    $  7,576
  Notes payable.........................................      9,010      93,309
  Accounts payable......................................     63,238      63,527
  Accrued expenses......................................     69,487      63,898
                                                           --------    --------

      Total Current Liabilities.........................    150,651     228,310

Long-Term Debt..........................................    153,014     102,923
Deferred Income Taxes and Other.........................     31,236      25,362
Commitments and Contingencies...........................          -           -

Shareowners' Equity:
  Common stock, par value $.01 per share, authorized
   50,000,000 shares; issued and outstanding
   20,960,675 shares (20,712,742 in 1993)...............     90,657      85,851
  Retained earnings.....................................    255,290     231,145
  Cumulative translation adjustment.....................     (8,926)     (8,882)
                                                           --------    --------

                                                            337,021     308,114
  Less treasury stock, at cost..........................     30,065      28,254
                                                           --------    --------

                                                            306,956     279,860
                                                           --------    --------


                                                           $641,857    $636,455
                                                           --------    --------

See notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF CASH FLOWS                    Kellwood Company and Subsidiaries
- - -----------------------------------------------------------------------------------------
(Dollars in thousands except per share data)
- - -----------------------------------------------------------------------------------------
                                                              Year ended April 30,
                                                        ---------------------------------
                                                            1994        1993        1992
- - -----------------------------------------------------------------------------------------

OPERATING ACTIVITIES:
  Net earnings..........................................$ 35,614    $ 28,694    $ 22,837
  Add (deduct) items not affecting operating
   cash flows:
    Depreciation and amortization.......................  25,113      21,282      18,515
    Gain on disposal of assets..........................  (3,047)     (4,089)     (5,019)
    Increase in prepaid pension costs...................  (6,967)     (6,900)     (6,953)
    Deferred income taxes...............................    (540)      2,488       3,743
    Other...............................................     767        (414)        323
                                                        --------    --------    --------
                                                          50,940      41,061      33,446

Changes in noncash working capital components,
 net of effects of acquisitions:
  Receivables...........................................   6,147     (38,916)    (22,127)
  Inventories...........................................   7,419      (1,341)    (25,418)
  Prepaid expenses......................................     522        (263)        470
  Accounts payable and accrued expenses.................   2,549      (8,448)     16,086
                                                        --------    --------    --------
       Net cash provided by (used for)
        operating activities............................  67,577      (7,907)      2,457
                                                        --------    --------    --------

INVESTING ACTIVITIES:
  Additions to property, plant and equipment............ (12,464)    (16,823)    (12,595)
  Proceeds from disposal of assets......................   3,047       4,089       5,019
  Investment in subsidiaries, net of cash acquired...... (28,324)    (42,266)    (10,301)
  Other investing activities............................   1,084       2,627         936
                                                        --------    --------    --------
       Net cash (used for) investing activities......... (36,657)    (52,373)    (16,941)
                                                        --------    --------    --------

FINANCING ACTIVITIES:
  Proceeds from (reduction of) notes payable, net....... (95,389)     77,144     (15,399)
  Proceeds from issuance of long-term debt..............  60,000           -           -
  Reduction of long-term debt...........................  (8,569)     (9,550)     (7,371)
  Proceeds from public sale of common stock.............       -           -      45,102
  Stock transactions under incentive plans..............   2,995       2,094       1,121
  Dividends paid........................................ (11,469)    (11,019)     (9,496)
                                                        --------    --------    --------
       Net cash (used for) provided by financing
        activities...................................... (52,432)     58,669      13,957
                                                        --------    --------    --------
Net (decrease) in cash and time deposits................ (21,512)     (1,611)       (527)
Cash and time deposits - beginning of year..............  39,178      40,789      41,316
                                                        --------    --------    --------
Cash and time deposits - end of year....................$ 17,666    $ 39,178    $ 40,789
                                                        --------    --------    --------

See notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY                 Kellwood Company and Subsidiaries
- - -----------------------------------------------------------------------------------------------
(Dollars in thousands except per share data)
- - -----------------------------------------------------------------------------------------------
                                        Common Stock         Treasury                Cumulative
                                   ----------------------       Stock    Retained   Translation
                                       Shares      Amount      Amount    Earnings    Adjustment
- - -----------------------------------------------------------------------------------------------
Balance, May 1, 1991..........     17,696,846    $ 58,306    $(49,363)   $200,129      $ (8,849)
  Net earnings................                                             22,837
  Cash dividends declared,
   $.53 per share.............                                             (9,496)
  Public sale of common stock.      2,587,500      22,090      23,012
  Shares issued under stock
   plans......................        300,217       2,715
  Treasury stock acquired in
   conjunction with incentive
   plans......................        (89,142)                 (1,594)
  Debentures converted........         40,875         251
  Currency translation
   adjustment.................                                                               (5)
                                   ----------    --------    --------    --------      --------
Balance, April 30, 1992.......     20,536,296      83,362     (27,945)    213,470        (8,854)
  Net earnings................                                             28,694
  Cash dividends declared,
   $.53 per share.............                                            (11,019)
  Shares issued under stock
   plans......................        179,867       2,403
  Treasury stock acquired in
   conjunction with incentive
   plans......................        (16,990)                   (309)
  Debentures converted........         13,569          86
  Currency translation
   adjustment.................                                                              (28)
                                   ----------    --------    --------    --------      --------
Balance, April 30, 1993.......     20,712,742      85,851     (28,254)    231,145        (8,882)
  Net earnings................                                             35,614
  Cash dividends declared,
   $.55 per share.............                                            (11,469)
  Shares issued under stock
   plans......................        292,579       4,585          71
  Treasury stock acquired in
   conjunction with incentive
   plans......................        (80,627)                 (1,882)
  Debentures converted........         35,981         221
  Currency translation
   adjustment.................                                                              (44)
                                   ----------    --------    --------    --------      --------
Balance, April 30, 1994.......     20,960,675    $ 90,657    $(30,065)   $255,290      $ (8,926)
                                   ----------    --------    --------    --------      --------

See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    Kellwood Company and Subsidiaries
- - -------------------------------------------------------------------------------

(Dollars in thousands except per share data)
- - -------------------------------------------------------------------------------


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 1. PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Substantially all foreign subsidiaries are consolidated based upon a fiscal year ending March
31. All significant intercompany accounts and transactions have been eliminated.


 2. INVENTORIES AND REVENUE RECOGNITION: Inventories are stated at the lower of cost or market. The first-in, first-out (FIFO) method is used to determine the value of 54% of the domestic inventories, and the last-in, first-out
(LIFO) method is used to value the remaining domestic inventories. Inventories of foreign subsidiaries are valued using the specific identification method. Sales are recognized when goods are shipped.


 3. PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. A significant portion of domestic manufacturing facilities and some machinery and equipment are leased under long-term capital leases which are recorded at the beginning of the lease term at the present value of the minimum lease payments.
      Depreciation is computed generally on the declining balance method over estimated useful lives of 15 to 40 years for buildings and of 3 to 10 years for machinery and equipment. Leasehold improvements are amortized principally on the straight-line basis over the shorter of their estimated useful lives or the remaining lease term.


 4. INTANGIBLE ASSETS: The excess costs over net tangible assets of businesses acquired are recorded as intangible assets. These intangibles are amortized using the straight-line method over their estimated useful lives which range from 1 to 20 years.


 5. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: Effective in 1994, Kellwood adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The principles of SFAS 106 require recognition of postretirement benefits on an accrual basis. The adoption of SFAS 106 had an insignificant effect on the Company's financial position and results of operations.


 6. INCOME TAXES: Effective in 1993, Kellwood adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The adoption of SFAS 109 had an insignificant effect on the Company's financial position and results of operations.
      In accordance with the requirements of SFAS 109, deferred income taxes are recognized for the effect of temporary differences between the financial statement and income tax basis of assets and liabilities. For 1992, deferred taxes were recognized for the effect of timing differences between financial and tax reporting in accordance with the requirements of Accounting Principles Board Opinion (APB) No. 11.


 7. FOREIGN CURRENCY TRANSLATION: Foreign currency financial statements and transactions are translated into United States dollars using period-end rates of exchange for assets and liabilities and monthly average rates of exchange for sales, costs and expenses. Gains and losses resulting from translation are accumulated in the Cumulative Translation Adjustment component of Shareowners' Equity. Gains or losses from foreign currency transactions are included in income in the period in which they occur. The net foreign currency gains and losses recognized in 1994, 1993 and 1992 were not significant.


 8. EARNINGS PER SHARE: Primary earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding of 20,851,328 for the year ended April 30, 1994 (20,655,642 for 1993 and 18,083,040 for 1992). Common stock equivalents are excluded from the primary earnings per share computation because their dilutive effect is not significant. During 1994, 35,981 shares of common stock were issued upon conversion of 9% convertible subordinated debentures. Had the conversions taken place on May 1, 1993, primary earnings per share for 1994 would not have been significantly different.
      In March 1992, 2,587,500 shares of common stock, previously held as treasury stock, were sold through a public offering. Proceeds from the sale of the stock were used in part to repay domestic short-term borrowings under demand notes. Had the portion of the offering necessary to repay such year-to-date average borrowings of $29,719 been outstanding since May 1, 1991, and considering the related reduction in after tax interest expense, primary earnings per share would have been $1.21 for 1992.
      The calculation of fully diluted earnings per share includes common stock equivalents in addition to the weighted average shares outstanding as defined above and assumes that all convertible debentures were converted to common stock at the beginning of the year. The average number of shares used in the fully diluted computation was 21,251,760 in 1994 (21,036,805 in 1993 and 18,565,300 in
1992). Net earnings are increased by the after tax interest on the convertible debentures in the computation of fully diluted earnings per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    Kellwood Company and Subsidiaries
- - -------------------------------------------------------------------------------

(Dollars in thousands except per share data)
- - -------------------------------------------------------------------------------

ACQUISITIONS:

On July 1, 1993, all of the capital stock of Goodman Knitting
Co., Inc., a designer and marketer of branded apparel, was purchased for cash. The acquisition has been accounted for using the purchase method and, accordingly, the results of operations are included in the Consolidated Statement of Earnings from the date of acquisition. Assets acquired and liabilities assumed were recorded at their estimated fair market value, and the excess costs over net tangible assets are being amortized over the estimated useful lives of the related intangible assets. Had the purchase taken place May 1, 1992, unaudited pro forma consolidated net sales would have been $1,210,838 and $1,128,775 for the years ended April 30, 1994 and 1993, respectively. Consolidated net earnings and earnings per share would not have been significantly different.
      All of the capital stock of AJ Brandon, Inc., and California Ivy, Inc., was purchased for cash on December 30, 1992, and July 10, 1992, respectively. Both companies design and market branded sportswear apparel. These acquisitions were also accounted for using the purchase method with the excess costs over net tangible assets being amortized over the estimated useful lives of the related intangible assets. Had the purchases taken place May 1, 1991, unaudited pro forma consolidated net sales would have been $1,137,170 and $1,036,211 for the years ended April 30, 1993 and 1992, respectively. Consolidated net earnings and earnings per share would not have been significantly different.


ALLOWANCE FOR DOUBTFUL ACCOUNTS:

The allowance for doubtful accounts at April 30, 1994, was $4,273 ($4,118 at April 30, 1993).


INVENTORIES:

Inventory valued under the LIFO method totalled $71,211 at April 30, 1994 ($72,693 at April 30, 1993). The remainder of the inventory was valued using the FIFO and specific identification methods. If LIFO inventories had been valued at current replacement costs, they would have totalled $80,382 at April 30, 1994 ($81,687 at April 30, 1993).

- - ---------------------------------------------------------------------------
April 30,                                                  1994        1993
- - ---------------------------------------------------------------------------
Finished goods...................................     $  81,998   $  82,160
Work in process..................................        46,896      48,966
Raw materials....................................        67,123      61,306
                                                      ---------   ---------
                                                      $ 196,017   $ 192,432
                                                      ---------   ---------


PROPERTY, PLANT AND EQUIPMENT:


- - ---------------------------------------------------------------------------
April 30,                                                  1994        1993
- - ---------------------------------------------------------------------------
Land..............................................    $   3,068   $   3,611
Buildings and improvements........................       82,567      77,641
Machinery and equipment...........................       92,261      88,304
                                                      ---------   ---------
                                                        177,896     169,556

Less accumulated depreciation
 and amortization.................................      109,921     101,297
                                                      ---------   ---------
                                                      $  67,975   $  68,259
                                                      ---------   ---------


The amounts above include the cost and accumulated amortization of assets under capital leases (primarily buildings) of $21,940 and $18,817 at April 30, 1994, and $21,940 and $17,895 at April
30, 1993.
      Certain machinery and equipment are leased under operating leases having remaining terms ranging up to 6 years. Rent expense under all operating leases for the year ended April 30, 1994 totalled $11,615 ($11,942 for 1993 and $9,455 for 1992).

      The future minimum lease payments under capital and operating leases at April 30, 1994, were as follows:


- - ----------------------------------------------------------------------------
                                                         Capital  Operating
- - ----------------------------------------------------------------------------
1995...............................................   $      603  $  11,290
1996...............................................          711     10,004
1997...............................................          701      8,599
1998...............................................          668      6,931
1999...............................................          615      5,078
Later years........................................        2,505      9,988
                                                      ----------  ---------
Total minimum lease payments.......................        5,803  $  51,890
                                                                  ---------
Less amount representing interest..................        1,591
                                                      ----------
Present value of net minimum lease payments........   $    4,212
                                                      ----------

Minimum lease payments were not reduced for future minimum sublease rentals of $2,104.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    Kellwood Company and Subsidiaries
- - -------------------------------------------------------------------------------

(Dollars in thousands except per share data)
- - -------------------------------------------------------------------------------

INTANGIBLE ASSETS:

- - ---------------------------------------------------------------------------
April 30,                                                   1994       1993
- - ---------------------------------------------------------------------------
Goodwill..........................................    $   73,373  $  56,240
Other identifiable intangibles....................        94,218     86,887
                                                      ----------  ---------
                                                         167,591    143,127
Less accumulated amortization.....................        59,899     47,091
                                                      ----------  ---------

                                                      $  107,692  $  96,036
                                                      ----------  ---------

Identifiable intangible assets consist primarily of trademarks, customer lists, contractor networks and agreements not to compete. They arise from the allocation of purchase prices of businesses acquired. Values assigned to such identifiable intangibles were based on independent appraisals or internal estimates. Goodwill represents any residual purchase price after allocation to all identifiable net assets.


NOTES PAYABLE AND LONG-TERM DEBT:

1. NOTES PAYABLE: A revolving credit agreement dated July 1, 1991, provides a $60,000 line of credit through July 1, 1994, with interest at the interbank rate plus 5/8% to 3/4% and a fee of 3/10% on any unused portion. Covenants under the credit agreement are substantially the same as for Kellwood's notes due insurance companies. At April 30, 1994, unused committed credit under this facility totalled $60,000, and unused uncommitted lines of credit totalled $166,500 with various banks at rates less than prime.
The Company is currently negotiating a new revolving credit agreement in the amount of $120,000, which will become effective July 1, 1994.
      During the year ended April 30, 1994, the highest level of borrowings under all lines was $128,887 ($118,051 for 1993). For the year, the average daily short-term borrowings were $54,840 ($60,036 for 1993) and the weighted average interest rate was 3.8% (4.1% for 1993).

2.    LONG-TERM DEBT:

- - ---------------------------------------------------------------------------
April 30,                                                   1994       1993
- - ---------------------------------------------------------------------------
Notes due insurance companies, 5.34% - 10.77%.....    $  156,625  $ 103,875
Capital lease obligations, 4.9% - 10.0%...........         4,212      5,303
9% convertible subordinated debentures............         1,093      1,321
                                                      ----------  ---------
                                                         161,930    110,499
Less current maturities...........................         8,916      7,576
                                                      ----------  ---------
                                                      $  153,014  $ 102,923
                                                      ----------  ---------

Aggregate maturities on long-term debt for the next five years are as follows: 1995 - $8,916; 1996 - $8,255; 1997 -
$18,256; 1998 - $15,481; 1999 - $15,462.

Notes payable to insurance companies are due in quarterly and semiannual installments from June 1994 through September 2005. Restrictive covenants of these notes include the maintenance of minimum working capital and certain key ratios as well as a limitation on the payment of dividends and the repurchase of Company stock. Under the most restrictive covenants, future dividends and purchases of Company stock are limited to $61,706 plus 45% of net earnings after April 30, 1994, excluding gains and losses on the disposal of capital assets.
      The 9% convertible subordinated debentures may be converted into common stock by debenture holders at a rate of $6.33 per share at any time prior to maturity on October 15, 1999, subject to certain restrictions. Also, subject to certain restrictions, the debentures are redeemable, in whole or in part, at the option of the Company at predetermined redemption prices. During 1994, $228 principal amount of these debentures was converted into 35,981 shares of common stock. Interest on outstanding debentures is paid semiannually. The debentures are subordinated to senior indebtedness, as provided for in the agreements.


ACCRUED EXPENSES:

- - ---------------------------------------------------------------------------
April 30,                                                   1994       1993
- - ---------------------------------------------------------------------------
Salaries and employee benefits..............          $   27,363  $  23,991
Income taxes................................              14,103      9,847
Other accrued expenses......................              28,021     30,060
                                                      ----------  ---------
                                                      $   69,487  $  63,898
                                                      ----------  ---------


EMPLOYEE BENEFIT PLANS:

1. RETIREMENT PLANS AND POSTRETIREMENT BENEFITS: Various contributory and noncontributory retirement plans cover substantially all domestic and certain foreign employees. Benefits under pension plans are generally based on years of service and compensation. Pension plans are funded in accordance with the applicable laws and regulations plus such amounts, if any, as the actuarial consultants advise to be appropriate. Company contributions under the contributory retirement plan are determined based on formulas defined in the plan.
      The total credit under all retirement plans was $(3,569), $(3,661), and $(4,086) in 1994, 1993, and 1992, respectively.
The total credits reflect $(6,638), $(6,563), and $(6,620) for defined benefit plans.

18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    Kellwood Company and Subsidiaries
- - -------------------------------------------------------------------------------

(Dollars in thousands except per share data)
- - -------------------------------------------------------------------------------

The net credit for defined benefit plans included the following components:

- - -----------------------------------------------------------------------------------
                                                           1994      1993      1992
- - -----------------------------------------------------------------------------------
Current service cost.................................  $  1,793  $  1,689  $  1,423
Interest cost on projected benefit
 obligation..........................................     3,970     3,563     3,455
Return on assets:
           Actual return.............................    (9,943)  (13,537)   (8,675)
           Deferred actuarial gain...................     1,593     5,773     1,228
                                                       --------  --------  --------
           Assumed return............................    (8,350)   (7,764)   (7,447)
Amortization of transition asset and
 prior service costs.................................    (4,051)   (4,051)   (4,051)
                                                       --------  --------  --------
           Net pension credit........................  $ (6,638) $ (6,563) $ (6,620)
                                                       --------  --------  --------


The funded status of the defined benefit plans at April 30 was as follows:

- - ------------------------------------------------------------------------------------
                                                                     1994       1993
- - ------------------------------------------------------------------------------------
Plan assets at fair value.....................................  $ 114,873  $ 110,417
Actuarial present value of benefit obligation:
           Vested benefits....................................     41,694     38,393
           Nonvested benefits.................................      2,976      2,954
                                                                ---------  ---------
           Accumulated benefit obligation.....................     44,670     41,347
           Impact of future salary increases..................      4,400      3,880
                                                                ---------  ---------
Projected benefit obligation..................................     49,070     45,227
                                                                ---------  ---------
Plan assets in excess of projected benefit obligation.........     65,803     65,190
Unamortized transition asset..................................    (15,280)   (19,208)
Unamortized prior service costs...............................       (560)      (684)
Unrecognized actuarial gains..................................     (2,898)    (5,200)
                                                                ---------  ---------
           Prepaid pension costs included in other assets.....  $  47,065  $  40,098
                                                                ---------  ---------

The assumed long-term rate of return on plan assets used in determining the projected benefit obligation was 8.0%. The discount rate was 8.25% for 1994 and 8.5% for 1993 and 1992. The rate of increase in future compensation levels was 5.5% for 1994 and 6% for 1993 and 1992. The change in actuarial assumptions had an insignificant effect on the net pension credit for 1994. The assets of the retirement plans consist primarily of U.S. Government obligations, corporate debt obligations, short-term marketable debt securities, marketable equity securities and guaranteed income contracts.
      The Company provides health care insurance benefits to certain employees upon retirement. The annual costs of these benefits in 1994, 1993 and 1992 were not significant.

2. INCENTIVE COMPENSATION PLANS: Options to purchase common stock have been granted to key employees under various plans at option prices not less than the fair market value on the date of the grant. At April 30, 1994, 122 officers and other key employees held options to purchase shares. The options expire 10 years after grant on dates ranging from May 1994 to February 2004 and are exercisable in cumulative installments only after stated intervals of time and are conditional upon active employment, except for periods following disability or retirement.

Stock options outstanding under all plans were as follows:
- - ------------------------------------------------------------------------------------
Shares under option:
      Balance, May 1, 1993...............................................    857,328
      Granted, ranging from $19.96 to $20.50 per share...................    283,200
      Cancelled..........................................................     (4,352)
      Exercised, ranging from $5.07 to $18.46 per share..................   (232,248)
                                                                           ---------

      Balance, April 30, 1994............................................    903,928
                                                                           ---------
Shares exercisable at April 30, 1994:
      Number of shares exercisable.......................................    199,768
                                                                           ---------
      Price range of options:  From......................................  $    6.04
                                                                           ---------
                               To........................................  $   18.46
                                                                           ---------
      Average exercise price.............................................  $   13.16
                                                                           ---------


The amended Restricted Stock Compensation Plan of 1969 and the Corporate Development Incentive Plan of 1986 provide for the granting of common stock to key employees as performance and incentive bonuses. The shares granted may not be transferred, sold, pledged or otherwise disposed of prior to the lapse of certain restrictions. Under the plans, $1,459 was charged to earnings in 1994 for shares to be issued after the end of the year ($1,062 in 1993 and $1,320 in 1992). At April 30, 1994,
473,613 shares were available to be granted under these plans to qualified employees.


CAPITAL STOCK:

The Board of Directors declared a three-for-two split of the common stock effective March 18, 1994. All share and per share data for the periods presented in the consolidated financial statements and notes thereto have been adjusted to reflect the split.
      The reported outstanding shares of common stock have been reduced by treasury stock totalling 3,232,992 shares at April 30, 1994 (3,159,990 at April 30, 1993, and 3,143,000 at April 30,
1992).
      Authorized capital includes 500,000 shares of preferred stock, none of which have been issued. Nonvoting share purchase rights, exercisable only upon satisfaction of certain conditions, entitle the holder to purchase Series A Junior Preferred Stock (160,000 shares reserved) or, under certain conditions, common shares at prices specified in the rights agreement. None of the rights were exercisable as of April 30, 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    Kellwood Company and Subsidiaries
- - -------------------------------------------------------------------------------

(Dollars in thousands except per share data)
- - -------------------------------------------------------------------------------

GAIN ON DISPOSAL OF ASSETS:

The gain on disposal of assets represents gains on the sale of certain excess export quota rights.

INTEREST INCOME AND OTHER, NET:

- - -------------------------------------------------------------------------------------
Year ended April 30,                                     1994        1993        1992
- - -------------------------------------------------------------------------------------
Interest income...........................                839       1,146       2,171
Other, net................................              1,791       1,735       1,045
                                                    ---------   ---------   ---------
                                                    $   2,630   $   2,881   $   3,216
                                                    ---------   ---------   ---------

INCOME TAXES:

The provision for income taxes consisted of:

- - -------------------------------------------------------------------------------------
Year ended April 30,                                     1994        1993        1992
- - -------------------------------------------------------------------------------------
Current:
           Domestic:
             Federal..............................  $  19,784   $  14,893   $  10,902
             State................................      3,000       3,500       2,252
           Foreign................................      3,156       2,319       1,783
                                                    ---------   ---------   ---------
                                                       25,940      20,712      14,937

Deferred (primarily federal)......................       (540)      2,488       3,743
                                                    ---------   ---------   ---------
                                                    $  25,400   $  23,200   $  18,680
                                                    ---------   ---------   ---------


Current income taxes are the amounts payable under the respective tax regulations on each year's earnings and on foreign earnings remitted during the year. Deferred income taxes included the following:

- - -------------------------------------------------------------------------------------
Year ended April 30,                                     1994        1993        1992
- - -------------------------------------------------------------------------------------
Employee related costs....................          $   1,671   $   4,103   $   1,409
Depreciation and amortization.............               (299)     (1,417)        265
Allowance for asset valuations............             (1,235)       (905)        625
Provision for business and
 facilities realignment...................                 76         (86)        726
Other.....................................               (753)        793         718
                                                    ---------   ---------   ---------
                                                    $    (540)  $   2,488   $   3,743
                                                    ---------   ---------   ---------


A reconciliation of the federal statutory income tax rate to the effective tax rate (provision for taxes) was as follows:


- - -------------------------------------------------------------------------------------
Year ended April 30,                                       1994      1993      1992
- - -------------------------------------------------------------------------------------
Statutory rate......................................       35.0%     34.0%     34.0%
Foreign tax differences.............................        -         3.2       -
Amortization of intangible assets...................        5.6       4.1       5.2
State tax...........................................        3.2       4.5       4.3
Other...............................................       (2.2)     (1.1)      1.5
                                                           ----      ----      ----
                                                           41.6%     44.7%     45.0%
                                                           ----      ----      ----

Deferred income tax liabilities and assets consisted of the
following:
- - ------------------------------------------------------------------------------------
April 30,                                                            1994       1993
- - ------------------------------------------------------------------------------------
Employee related costs..................................       $   11,647  $   9,943
Depreciation and amortization...........................           12,114      9,274
Allowance for asset valuations..........................           (5,950)    (4,899)
Other ..................................................           (2,365)      (983)
                                                               ----------  ---------
                                                               $   15,446  $  13,335
                                                               ----------  ---------
Included in:
Prepaid taxes and expenses..............................       $  (14,557) $ (11,139)
Deferred income taxes and other.........................           30,003     24,474
                                                               ----------  ---------
                                                               $   15,446  $  13,335
                                                               ----------  ---------

Earnings before income taxes included $17,319 of Far East earnings in 1994 ($15,298 in 1993 and $13,339 in 1992).
      Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are expected to be indefinitely reinvested abroad. Undistributed foreign earnings considered to be indefinitely reinvested abroad totalled $84,251 through April 30, 1994.


CASH FLOWS:

For purposes of the Consolidated Statement of Cash Flows, all highly liquid short-term time deposits maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and time deposits was not significant for the years ended April 30, 1994, 1993 and 1992.
      Interest paid in 1994 was $14,838 ($13,736 in 1993 and
$14,359 in 1992) and income taxes paid were $18,700 ($14,822 in
1993 and $16,882 in 1992). Liabilities assumed in connection with the Investment in Subsidiaries totalled $16,491 in 1994 and $20,065 in 1993. Cash acquired totalled $208 in 1993. No liabilities were assumed in 1992, and no cash was acquired in 1994 and 1992.

SIGNIFICANT CUSTOMERS:

Sales to J.C. Penney Company, Inc., totalled $150,130 for the year ended April 30, 1994 ($112,687 for 1993 and $63,666 for 1992).
Receivables included $16,994 due from J.C. Penney at April 30, 1994 ($20,386 at April 30, 1993).
      Sales to Sears, Roebuck and Co. totalled $112,236 for the year ended April 30, 1994 ($156,295 for 1993 and $154,192 for
1992). Receivables included $20,511 due from Sears at April 30, 1994 ($31,078 at April 30, 1993).

20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    Kellwood Company and Subsidiaries
- - -------------------------------------------------------------------------------

(Dollars in thousands except per share data)
- - -------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES:

There are various lawsuits and other legal proceedings against the Company. Management and general counsel are of the opinion that the ultimate disposition of such litigation will have no material adverse effect on the Company's financial position or results of operations.


SELECTED QUARTERLY DATA (UNAUDITED):

- - -------------------------------------------------------------------------------------
Quarter                                      First     Second       Third     Fourth
- - -------------------------------------------------------------------------------------
Fiscal 1994:
    Net sales....................        $ 298,480  $ 342,058   $ 251,600  $ 310,948
    Gross profit.................           62,329     72,185      50,950     68,547
    Net earnings.................            9,908     10,706       3,509     11,491
    Earnings per share:
      Primary....................              .48        .51         .17        .55
      Fully diluted..............              .47        .50         .17        .54
Fiscal 1993:
    Net sales....................        $ 250,931  $ 281,830   $ 235,893  $ 309,001
    Gross profit.................           49,744     53,162      43,159     65,776
    Net earnings.................            8,436      7,432       2,469     10,357
    Earnings per share:
      Primary....................              .41        .36         .12        .50
      Fully diluted..............              .40        .35         .12        .49


NOTE: Quarterly results reflect pretax gains on disposal of assets of $3,047 and $3,391 in the first quarter of 1994 and 1993, respectively, and $698 in the fourth quarter of 1993.



INDUSTRY SEGMENT AND GEOGRAPHIC AREA INFORMATION:

All operations are in the apparel and related soft goods industry. A summary of operations by geographic area is presented in the column to the right. Substantially all Domestic and Far East sales are to U.S. customers. Sales and transfers between geographic areas were not significant and intercompany accounts have been eliminated.

- - ------------------------------------------------------------------------------------
Year ended April 30,                                    1994         1993       1992
- - ------------------------------------------------------------------------------------
Net sales to customers:
    Domestic............................        $  1,044,409  $   914,541  $ 759,322
    Far East............................             158,677      163,114    155,604
                                                ------------  -----------  ---------
                                                $  1,203,086  $ 1,077,655  $ 914,926
                                                ------------  -----------  ---------
Operating profit:
    Domestic............................        $     78,208  $    63,347  $  56,821
    Far East............................              14,375       11,275      8,454
                                                ------------  -----------  ---------
                                                      92,583       74,622     65,275
Gain on disposal of assets..............               3,047        4,089      5,019
Interest expense........................             (15,634)     (13,829)   (14,155)
General corporate expense...............             (18,982)     (12,988)   (14,622)
                                                ------------  -----------  ---------
Earnings before income taxes............        $     61,014  $    51,894  $  41,517
                                                ------------  -----------  ---------
Assets at end of year:
    Domestic............................        $    475,639  $   465,943  $ 360,144
    Far East............................             103,269       99,162    108,677
    Corporate...........................              62,949       71,350     69,171
                                                ------------  -----------  ---------
                                                $    641,857  $   636,455  $ 537,992
                                                ------------  -----------  ---------
Capital expenditures:
    Domestic............................        $      6,666  $    11,913  $   6,274
    Far East............................               5,368        4,341      6,025
    Corporate...........................                 430          569        296
                                                ------------  -----------  ---------
                                                $     12,464  $    16,823  $  12,595
                                                ------------  -----------  ---------
Depreciation and amortization:
    Domestic............................        $     19,745  $    15,815  $  13,447
    Far East............................               4,038        4,140      3,763
    Corporate...........................               1,330        1,327      1,305
                                                ------------  -----------  ---------
                                                $     25,113  $    21,282  $  18,515
                                                ------------  -----------  ---------


All of the gains on disposal of assets were Far East gains.

SUPPLEMENTAL SELECTED FINANCIAL DATA
- - ----------------------------------------------------------------------------------------------------------
(Dollars in thousands except per share data)           1994         1993       1992        1991       1990
- - ----------------------------------------------------------------------------------------------------------
Net sales..................................     $ 1,203,086  $ 1,077,655  $ 914,926   $ 807,953  $ 779,866
Net earnings...............................          35,614       28,694     22,837      12,447     14,025
Earnings per share:
     Primary...............................            1.71         1.39       1.26         .70        .80
     Fully diluted.........................            1.68         1.36       1.23         .69        .78
Cash dividends declared per share..........             .55          .53        .53         .53        .53
Working Capital............................         262,406      197,518    218,931     177,940    181,605
Total assets...............................         641,857      636,455    537,992     484,312    468,901
Long-term debt.............................         153,014      102,923    110,566     120,009    127,781
Total debt.................................         170,940      203,808    126,589     149,618    155,162
Shareowners' equity........................         306,956      279,860    260,033     200,223    197,099
Equity per share...........................           14.64        13.51      12.66       11.31      11.17


NOTE:  All per share data have been adjusted to reflect stock splits.

SUPPLEMENTAL DATA                             Kellwood Company and Subsidiaries
- - -------------------------------------------------------------------------------


- - -------------------------------------------------------------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (UNAUDITED)

Domestic operations include marketing-oriented branded businesses offering apparel and camping soft goods, and manufacturing-oriented private label units offering apparel and home fashions product lines. Domestic operations produce goods in the United States, the Caribbean, and Canada. Far East operations produce high quality, competitively priced, private label cotton and cotton-blended shirts and blouses in Hong Kong, China, Sri Lanka, Saipan and Costa Rica.
In addition to the Company's owned and leased plants, products are sourced through contracting relationships with other manufacturers in various countries. The Company sells its products through multiple channels of distribution, including national retail chains, department stores, specialty stores, mass merchants, mail order houses, sporting goods stores and other manufacturers.


RESULTS OF OPERATIONS

FISCAL 1994

Kellwood Company achieved record sales and net earnings for the year ended April 30, 1994. The fiscal 1994 growth came from a combination of internal growth and acquisitions. The internal growth was attributable to increased volume with existing and new accounts as well as several marketing programs initiated in 1994. These marketing programs also provide growth opportunities for the upcoming fiscal year and beyond.
      Sales by Domestic branded operations were up $175 million or 28% reflecting the continued success of Kellwood's acquisition strategy. The increase in branded sales is approximately 55% attributable to recent acquisitions with the remaining 45% from internal growth of existing business units. Sales from the branded portfolio accounted for 66% of Kellwood's total volume for fiscal 1994. This compares to 58% last year and puts the Company well on its way to achieving its goal of 75% from the branded sector. The growth in the Domestic branded operations with their overall higher margins contributed significantly to the improvement in total Company earnings.
      Sales by Domestic private label operations were down 16%, or $45 million, below the level reported last year principally because Sears closed its catalog operation. Operating profits in the Domestic private label portfolio were adversely affected by the decline in sales and by continuing margin pressure, especially in the lingerie market.
      Sales by Far East operations, principally of high quality private label shirts sold to U.S. department stores and premier mail order houses, decreased $4 million or 3% below the prior year. The decline in sales was caused by changes in capacity as production was shifted among plants. During 1994, Kellwood's manufacturing capacity was expanded in China and Sri Lanka, and productivity was improved in Saipan and Hong Kong. Far East operating margins improved significantly from last year because of these changes.
      Sales to J.C. Penney in 1994 exceeded $150 million, an increase of $37 million, or 33% over 1993. J.C. Penney is now Kellwood's largest customer and is being serviced by all 15 operating units of the Company.
      Improved earnings were achieved as the result of greater sales volume, more effective sourcing, increased branded product sales, and a reduction in the overall effective tax rate. The increase in amortization expense results from increased intangible assets associated with recent acquisitions. The increase in interest expense correlates with the increase in average outstanding debt. The decrease in the effective tax rate is due to changes in the earnings mix.
      Operating results include gains in the disposal of certain excess export quota rights. Additional quota disposals, which would result in gains, are continually evaluated based upon operating needs and market conditions. Quota prices for the categories held by Kellwood have dropped substantially since the first quarter of fiscal 1994.


FISCAL 1993

In terms of results and positioning the Company for future growth, 1993 was a productive year for Kellwood. Sales increased 18% in 1993, and net earnings increased 26%. The growth in sales was broad-based across all three business portfolios and every channel of distribution.
      The sales increase was most significant in the Domestic branded portfolio which experienced an increase of 27% or $134.5 million for the year. Approximately half of the increase was due to the acquisitions of California Ivy, Inc., and AJ Brandon, Inc.
The Domestic branded businesses with their overall higher margins continued to contribute significantly to total earnings; however, their profits were partially offset by costs associated with restructuring Kellwood's two start-up divisions into other business units.
      Sales to Sears, which represented 15% of total Kellwood sales in 1993, increased 1% as the result of additional volume from Domestic branded and Far East operations even though there was

22

SUPPLEMENTAL DATA                             Kellwood Company and Subsidiaries
- - -------------------------------------------------------------------------------


- - -------------------------------------------------------------------------------


a 4% decline in Domestic private label sales to Sears. Total sales by Domestic private label units were up 8%, or $21 million, because of additional business with customers other than Sears.
      Sales by Far East operations increased 5%, or $7.5 million. Far East operating margins improved significantly from 1992 because of a shift of production from operations in Taiwan to more efficient plants in Hong Kong, China and Sri Lanka.
      The 26% increase in net earnings for 1993 was primarily attributable to increased volume, improved operating efficiency and product sourcing, and a shift in mix to higher margin branded volume. These gains were partially offset by the higher amortization expense of intangible assets associated with recent acquisitions and lower income from the disposal of certain excess export quota rights in Hong Kong.


FISCAL 1992

Sales by Domestic branded units increased $70 million, or 17%, including a $62 million, or 15%, increase in ongoing branded businesses and additional volume attributable to decorp, acquired in October 1990. Sales have increased across Kellwood's various branded product offerings with sales to the national retail chains and specialty stores showing the largest growth. Sales to Sears increased 4% because of the additional branded volume, even though there was a 2% decline in Domestic private label sales to Sears. Total sales by Domestic private label units were up 7% because of additional business with customers other than Sears.
Sales by Far East operations increased $20 million, or 15%, in 1992 because of strong demand for their high-quality products and a broadening of Smart Shirts' customer base.
      Gross profit margin increased to 20% of sales in 1992 reflecting improvements by both Domestic and Far East operations.
The improvement in overall operating results was primarily attributable to higher volume and better gross margins generated by Domestic branded businesses. Operating problems related to plants in Costa Rica and Saipan adversely affected earnings before income taxes by $3 million in 1992. The 83% increase in net earnings for 1992 reflects the improvement in sales and margins and lower interest expense, even though gains on disposal of assets and interest income were down. The 1992 gain on disposal of assets represents gains on the sale of certain excess export quota rights in Hong Kong.


FINANCIAL CONDITION

The current ratio was 2.7 to 1 at April 30, 1994, as compared to 1.9 to 1 at April 30, 1993. Accounts receivable and inventory levels, especially after netting for the effects of recent acquisitions, are at very satisfactory levels. The improved net accounts receivable and inventory levels contributed significantly to the increase in cash provided by operating activities.
      The decrease in the cash used for investing activities resulted primarily from the completion of only one significant acquisition (Goodman Knitting Co.) during 1994 versus two acquisitions (AJ Brandon, Inc. and California Ivy, Inc.) last year. Viable acquisition candidates that would expand and complement Kellwood's existing portfolio of companies are continually being considered. Capital expenditures, excluding acquisitions and related payments, were $12.5 million in 1994, compared with $16.8 million in 1993 and $12.6 million in 1992.
There are no material commitments for capital expenditures as of April 30, 1994. Ten million dollars was repatriated from Far
East operations in 1994, compared with $20 million in 1993 and $10 million in 1992.
      Total debt represents 36% of capitalization at April 30, 1994, compared to 42% at April 30, 1993. During 1994, Kellwood converted $60 million of its short-term borrowings to long-term debt. The remaining short-term borrowings were repaid with cash generated from operations. The Company is currently negotiating a $120 million fully committed revolving credit agreement that will replace its current $60 million agreement which expires on July 1, 1994.
      Cash provided by operations and borrowings under various lines of credit are the primary sources of liquidity. The combined operating, cash and equity position of the Company should continue to provide the capital flexibility necessary to fund future opportunities and to meet existing obligations.


OUTLOOK

Almost every economic indicator points to an improving economy and a more receptive consumer. The consumer, while perhaps more willing to buy, is definitely looking for value when shopping for apparel. This plays to one of the Company's core strengths. Kellwood is poised to respond through its market niche brands and broad based private label capability.

                          Appendix

     The Inside Front Cover of the printed Annual Report includes three bar graphs. The first bar graph plots the Growth in Net Sales for 1992, 1993, and 1994. The second bar graph plots the Growth in Net Earnings for 1992, 1993, and 1994. The third bar graph plots the Average
Inventory Days' Supply for 1992, 1993, and 1994.