Form 10-K405, Exhibit 13
period 1995-04-30
KELLWOOD CO
filed 1995-07-13
CIK 55080

                                                                    Exhibit 13
                                                                    ----------
1

FINANCIAL HIGHLIGHTS
(Dollars in thousands except per share data)

- ------------------------------------------------------------------------------------------
YEAR ENDED APRIL 30,                           1995             1994              1993
- ------------------------------------------------------------------------------------------
Net Sales.............................     $ 1,364,766      $ 1,203,086       $ 1,077,655
                                            ==========       ==========        ==========
Net Earnings..........................     $    11,096      $    35,614       $    28,694
                                            ==========       ==========        ==========

Per Share Data:
Net Earnings:
 Primary..............................     $       .53      $      1.71       $      1.39
                                            ==========       ==========        ==========
 Fully diluted........................     $       .52      $      1.68       $      1.36
                                            ==========       ==========        ==========
Cash Dividends Declared...............     $       .60      $       .55       $       .53
                                            ==========       ==========        ==========



COMMON STOCK DATA

- -------------------------------------------------------------------------------------------------
                                            Fiscal 1995                      Fiscal 1994
- -------------------------------------------------------------------------------------------------
                                     Stock Price                      Stock Price
                                  -----------------    Dividends   -----------------   Dividends
                                    High      Low        Paid        High      Low        Paid
- -------------------------------------------------------------------------------------------------
First Quarter (July 31)........   $24 5/8     $20        $.15      $20 3/4     $18       $.133
Second Quarter (October 31)....    25 1/4      20         .15       26 1/2      19 5/8    .133
Third Quarter (January 31).....    21 1/8      18 3/8     .15       27          24 3/4    .133
Fourth Quarter (April 30)......    19 5/8      16 5/8     .15       26 7/8      22 5/8    .15

Common stock of Kellwood Company is traded on the New York Stock Exchange, ticker symbol KWD. At June 12, 1995, there were approximately 1,780 shareowners. All per share and common stock data have been adjusted to reflect stock splits. The current annual dividend rate per year is $.60.

Contents
 1   To Our Shareowners
 8   Creating A World of Value
18   Financial Review
31   Directors and Officers
32   Shareowner Information

18
REPORTS OF MANAGEMENT AND INDEPENDENT ACCOUNTANTS
Kellwood Company and Subsidiaries


REPORT OF MANAGEMENT
- --------------------

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

      The accounting systems and internal accounting controls of Kellwood are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets and that, in all material respects, assets are safeguarded against loss from unauthorized use or disposition. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis, and internal auditors systematically review the adequacy and effectiveness of the controls. Price Waterhouse LLP also studies and evaluates internal controls for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements. It is management's opinion that the Company has an effective system of internal accounting controls.

      The Board of Directors, through its Audit Committee consisting solely of nonmanagement directors, meets periodically with management, the internal auditors and Price Waterhouse LLP to discuss audit and financial reporting matters. Both the internal auditors and Price Waterhouse LLP have direct access to the Audit Committee.





    /S/ WILLIAM J. McKENNA

    William J. McKenna
    Chairman and Chief Executive Officer




    /S/ James C. JACOBSEN

    James C. Jacobsen
    Vice Chairman


REPORT OF INDEPENDENT ACCOUNTANTS
- ---------------------------------

TO THE SHAREOWNERS AND BOARD OF DIRECTORS OF KELLWOOD COMPANY:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareowners' equity present fairly, in all material respects, the financial position of Kellwood Company and its subsidiaries at April 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Kellwood's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




    /S/ PRICE WATERHOUSE

    St. Louis, Missouri
    June 1, 1995

19
Kellwood Company and Subsidiaries
CONSOLIDATED STATEMENT OF EARNINGS
(Dollars in thousands except per share data)

- -------------------------------------------------------------------------------------------------
Year ended April 30,                                1995              1994              1993
- -------------------------------------------------------------------------------------------------
Net Sales...............................        $ 1,364,766       $ 1,203,086       $ 1,077,655

Costs and Expenses:
   Cost of products sold.................         1,093,508           949,075           865,814
   Selling, general and administrative
    expenses.............................           196,918           170,232           143,771
   Provision for business and facilities
    realignment..........................            14,000
   Amortization of intangible assets.....            15,214            12,808             9,317
   Gain on disposal of assets............              (104)           (3,047)           (4,089)
   Interest expense......................            19,116            15,634            13,829
   Interest income and other, net........            (2,382)           (2,630)           (2,881)
                                                 ----------        ----------        ----------

Earnings Before Income Taxes............             28,496            61,014            51,894

Income Taxes............................             17,400            25,400            23,200
                                                 ----------        ----------        ----------

Net Earnings............................        $    11,096       $    35,614       $    28,694
                                                 ==========        ==========        ==========

Earnings Per Share:

   Primary...............................       $       .53       $      1.71       $      1.39
                                                 ==========        ==========        ==========

   Fully diluted.........................       $       .52       $      1.68       $      1.36
                                                 ==========        ==========        ==========






See notes to consolidated financial statements.

20
Kellwood Company and Subsidiaries
CONSOLIDATED BALANCE SHEET
(Dollars in thousands except per share data)

- -------------------------------------------------------------------------------------------------
APRIL 30,                                                               1995               1994
- -------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
    Cash, including time deposits of $2,758
     ($6,945 in 1994)....................................           $  11,082          $  17,666
    Receivables, net......................................            240,045            180,724
    Inventories...........................................            239,461            196,017
    Prepaid taxes and expenses............................             20,687             18,650
                                                                     --------           --------

       Total Current Assets..............................             511,275            413,057

Property, Plant and Equipment...........................              173,424            177,896
    Less accumulated depreciation and amortization.......            (109,795)          (109,921)
                                                                     --------           --------

                                                                       63,629             67,975

Intangible Assets, net.................................               131,527            107,692
Other Assets...........................................                61,706             53,133
                                                                     --------           --------

                                                                    $ 768,137          $ 641,857
                                                                     ========           ========
LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities:
  Current portion of long-term debt....................             $   8,276          $   8,916
    Notes payable........................................             124,267              9,010
    Accounts payable.....................................              77,863             63,238
    Accrued expenses.....................................              63,947             69,487
                                                                     --------           --------

       Total Current Liabilities........................              274,353            150,651

Long-Term Debt.........................................               144,793            153,014
Deferred Income Taxes and Other........................                40,794             31,236
Commitments and Contingencies..........................                     -                  -

Shareowners' Equity:
    Common stock, par value $.01 per share, authorized
     50,000,000 shares; issued and outstanding
     21,128,819 shares (20,960,675 in 1994)..............              93,400             90,657
    Retained earnings....................................             253,736            255,290
    Cumulative translation adjustment....................              (8,861)            (8,926)
                                                                     --------           --------

                                                                      338,275            337,021
    Less treasury stock, at cost.........................              30,078             30,065
                                                                     --------           --------

                                                                      308,197            306,956
                                                                     --------           --------


                                                                    $ 768,137          $ 641,857
                                                                     ========           ========


See notes to consolidated financial statements.

21
Kellwood Company and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands except per share data)

- ----------------------------------------------------------------------------------------------------
YEAR ENDED APRIL 30,                                           1995           1994           1993
- ----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net earnings..........................................   $ 11,096       $ 35,614       $ 28,694
   Add (deduct) items not affecting operating
    cash flows:
   Depreciation and amortization......................        28,291         25,113         21,282
   Provision for business and facilities realignment..        14,000              -              -
   Gain on disposal of assets.........................          (104)        (3,047)        (4,089)
   Increase in prepaid pension costs..................        (7,396)        (6,967)        (6,900)
   Deferred income taxes..............................         1,326           (540)         2,488
   Other..............................................          (605)           767           (414)
                                                             -------        -------        -------

                                                              46,608         50,940         41,061

Changes in noncash working capital components,
 net of effects of acquisitions:
   Receivables...........................................    (27,014)         6,147        (38,916)
   Inventories...........................................    (21,880)         7,419         (1,341)
   Prepaid expenses......................................     (1,446)           522           (263)
   Accounts payable and accrued expenses.................    (13,700)         2,549         (8,448)
                                                             -------        -------        -------

       Net cash (used for) provided by
        operating activities............................     (17,432)        67,577         (7,907)
                                                             -------        -------        -------

INVESTING ACTIVITIES:
   Additions to property, plant and equipment............    (11,658)       (12,464)       (16,823)
   Proceeds from disposal of assets......................      4,724          3,047          4,089
   Investment in subsidiaries............................    (55,218)       (28,324)       (42,266)
   Other investing activities............................      1,342          1,084          2,627
                                                             -------        -------        -------

       Net cash (used for) investing activities.........     (60,810)       (36,657)       (52,373)
                                                             -------        -------        -------

FINANCING ACTIVITIES:
   Proceeds from (reduction of) notes payable, net.......     90,439        (95,389)        77,144
   Proceeds from issuance of long-term debt..............        395         60,000              -
   Reduction of long-term debt...........................     (9,256)        (8,569)        (9,550)
   Stock transactions under incentive plans..............      2,730          2,995          2,094
   Dividends paid........................................    (12,650)       (11,469)       (11,019)
                                                             -------        -------        -------

       Net cash provided by (used for) financing
        activities......................................      71,658        (52,432)        58,669
                                                             -------        -------        --------

Net (decrease) in cash and time deposits................      (6,584)       (21,512)        (1,611)
Cash and time deposits - beginning of year..............      17,666         39,178         40,789
                                                             -------        -------        -------

Cash and time deposits - end of year....................    $ 11,082       $ 17,666       $ 39,178
                                                             =======        =======        =======



See notes to consolidated financial statements.

22
Kellwood Company and Subsidiaries
CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
(Dollars in thousands except per share data)

- -----------------------------------------------------------------------------------------------------------------------
                                                                               Treasury                    Cumulative
                                                       Common Stock             Stock         Retained     Translation
                                                  Shares          Amount        Amount        Earnings     Adjustment

- -----------------------------------------------------------------------------------------------------------------------
Balance, May 1, 1992...........                 20,536,296       $ 83,362     $ (27,945)      $ 213,470     $ (8,854)
   Net earnings................                                                                  28,694
   Cash dividends declared,
    $.53 per share.............                                                                 (11,019)
   Shares issued under stock
    plans......................                    179,867          2,403
   Treasury stock acquired in
    conjunction with incentive
    plans......................                    (16,990)                        (309)
   Debentures converted........                     13,569             86
   Currency translation
    adjustment.................                                                                                  (28)
                                                ----------        -------      --------        --------      -------

Balance, April 30, 1993........                 20,712,742         85,851       (28,254)        231,145       (8,882)
   Net earnings................                                                                  35,614
   Cash dividends declared,
    $.55 per share.............                                                                 (11,469)
   Shares issued under stock
    plans......................                    292,579          4,585            71
   Treasury stock acquired in
    conjunction with incentive
    plans......................                    (80,627)                      (1,882)
   Debentures converted........                     35,981            221
   Currency translation
    adjustment.................                                                                                  (44)
                                                ----------        -------      --------        --------      -------

Balance, April 30, 1994........                 20,960,675         90,657       (30,065)        255,290       (8,926)
   Net earnings................                                                                  11,096
   Cash dividends declared,
    $.60 per share.............                                                                 (12,650)
   Shares issued under stock
    plans......................                    153,177          2,504           455
   Treasury stock acquired in
    conjunction with incentive
    plans......................                    (23,077)                        (468)
   Debentures converted........                     38,044            239
   Currency translation
    adjustment.................                                                                                   65
                                                ----------        -------      --------        --------      -------

Balance, April 30, 1995........                 21,128,819       $ 93,400     $ (30,078)      $ 253,736     $ (8,861)
                                                ==========        =======      ========        ========      =======





See notes to consolidated financial statements.>>23

23
Kellwood Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share data)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 1.   PRINCIPLES OF CONSOLIDATION:

      The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Substantially all foreign subsidiaries are consolidated based upon a fiscal year ending March 31. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.


 2.   INVENTORIES AND REVENUE RECOGNITION:

      Inventories are stated at the lower of cost or market. The first-in, first-out (FIFO) method is used to determine the value of 58% of the domestic inventories, and the last-in, first-out (LIFO) method is used to value the remaining domestic inventories. Inventories of foreign subsidiaries are valued using the specific identification method. Sales are recognized when goods are shipped.


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


 5.   IMPAIRMENT OF ASSETS:

      The Company periodically reviews long-lived assets, goodwill and other intangibles to assess recoverability from future operations using undiscounted cash flows. Impairment losses are recognized in operating results when a permanent decrease in value has occurred.


 6.   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

      Effective in 1994, Kellwood adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The principles of SFAS 106 require recognition of postretirement benefits on an accrual basis. The adoption of SFAS 106 had an insignificant effect on the Company's financial position and results of operations.

 7.   INCOME TAXES:

      Income taxes are based upon income for financial reporting purposes. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of Statement of Financial Accounting Standards No. 109.


 8.   FOREIGN CURRENCY TRANSLATION:

      Foreign currency financial statements and transactions are translated into United States dollars using period-end rates of exchange for assets and liabilities and monthly average rates of exchange for sales, costs and expenses. Gains and losses resulting from translation are accumulated in the Cumulative Translation Adjustment component of Shareowners' Equity. Gains or losses from foreign currency transactions are included in income in the period in which they occur. The net foreign currency gains and losses recognized in 1995, 1994 and 1993 were not significant.


 9.   EARNINGS PER SHARE:

      Primary earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding of 21,079,698 for the year ended April 30, 1995 (20,851,328 for 1994 and 20,655,642 for
1993). Common stock equivalents are excluded from the primary earnings per share computation because their dilutive effect is not significant. During 1995, 38,044 shares of common stock were issued upon conversion of 9% convertible subordinated debentures. Had the conversions taken place on May 1, 1994, primary earnings per share for 1995 would not have been significantly different.

      The calculation of fully diluted earnings per share includes common stock equivalents in addition to the weighted average shares outstanding as defined above and assumes that all convertible debentures were converted to common stock at the beginning of the year. The average number of shares used in the fully diluted computation was 21,366,121 in 1995 (21,251,760 in 1994 and 21,036,805 in 1993). Net earnings are increased by the after tax interest on the convertible debentures in the computation of fully diluted earnings per share.

24
Kellwood Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share data)

ACQUISITIONS:

      On September 30, 1994, all of the capital stock of Halmode Apparel, Inc., a multidivisional women's apparel maker, was purchased for cash. The acquisition has been accounted for using the purchase method and, accordingly, the results of operations are included in the Consolidated Statement of Earnings from the date of acquisition. Assets acquired and liabilities assumed were recorded at their estimated fair market value, and the excess costs over net tangible assets are being amortized over the estimated useful lives of the related intangible assets. Had the purchase taken place May 1, 1993, unaudited pro forma consolidated net sales would have been $1,426,278 and $1,340,135 for the years ended April 30, 1995 and 1994, respectively. Consolidated net earnings and earnings per share would not have been significantly different.

      All of the capital stock of Goodman Knitting Co., Inc., AJ Brandon, Inc., and California Ivy, Inc., was purchased for cash on July 1, 1993, December 30, 1992 and July 10, 1992, respectively. All three companies design and market branded apparel. These acquisitions were also accounted for using the purchase method with the excess costs over net tangible assets being amortized over the estimated useful lives of the related intangible assets. Had the purchases taken place May 1, 1992, unaudited pro forma consolidated net sales would have been $1,210,838 and $1,188,290 for the years ended April 30, 1994 and 1993, respectively. Consolidated net earnings and earnings per share would not have been significantly different.


ALLOWANCE FOR DOUBTFUL ACCOUNTS:

      The allowance for doubtful accounts at April 30, 1995, was $5,709 ($4,273 at April 30, 1994).


INVENTORIES:

      Inventory valued under the LIFO method totalled $81,450 at April 30, 1995 ($71,211 at April 30, 1994). The remainder of the inventory was valued using the FIFO and specific identification methods. If LIFO inventories had been valued at current replacement costs, they would have totalled $89,345 at April 30, 1995 ($80,382 at April 30, 1994).

                                                                April 30,
                                                        --------------------------
                                                            1995           1994
                                                        --------------------------
Finished goods...................................        $ 108,656      $  81,998
Work in process..................................           64,180         46,896
Raw materials....................................           66,625         67,123
                                                          --------       --------

                                                         $ 239,461      $ 196,017
                                                          ========       ========

PROPERTY, PLANT AND EQUIPMENT:

                                                                April 30,
                                                        --------------------------
                                                            1995           1994
                                                        --------------------------
Land..............................................        $  3,348       $  3,068
Buildings and improvements........................          76,239         82,567


Machinery and equipment...........................          93,837         92,261
                                                           -------        -------

                                                           173,424        177,896

Less accumulated depreciation
 and amortization.................................         109,795        109,921
                                                           -------        -------

                                                          $ 63,629       $ 67,975
                                                           =======        =======

      The amounts above include the cost and accumulated amortization of assets under capital leases (primarily buildings) of $16,065 and $13,655 at April 30, 1995, and $21,940 and $18,817 at April 30, 1994.

      Certain machinery and equipment are leased under operating leases having remaining terms ranging up to 6 years. Rent expense under all operating leases for the year ended April 30, 1995 totalled $14,327 ($11,615 for 1994 and $11,942 for 1993).

      The future minimum lease payments under capital and operating leases at April 30, 1995, were as follows:

                                                            ----------------------
                                                            Capital      Operating
                                                            ----------------------
1996...............................................         $   747      $  13,428
1997...............................................             777         11,251
1998...............................................             789          8,703
1999...............................................             709          6,404
2000...............................................             615          5,046
Later years........................................           1,933         10,150
                                                             ------       --------
Total minimum lease payments.......................           5,570      $  54,982
                                                                          ========
Less amount representing interest..................           1,329
                                                             ------
Present value of net minimum lease payments........         $ 4,241
                                                             ======

    Minimum lease payments were not reduced for future minimum sublease rentals of $2,140.


INTANGIBLE ASSETS:

                                                               April 30,
                                                      -------------------------
                                                         1995           1994
                                                      -------------------------
Goodwill..........................................    $  99,032      $  73,373
Other identifiable intangibles....................       90,910         94,218
                                                       --------       --------
                                                        189,942        167,591
Less accumulated amortization.....................       58,415         59,899
                                                       --------       --------
                                                      $ 131,527      $ 107,692
                                                       ========       ========

Other identifiable intangible assets consist primarily of trademarks, customer lists, contractor networks and agreements not to compete.

25
Kellwood Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share data)


NOTES PAYABLE AND LONG-TERM DEBT:

1.    NOTES PAYABLE:

      Revolving credit agreements dated June 24, 1994, and totalling $120,000 expire June 22, 1996 ($50,000), and June 24, 1997 ($70,000). Each borrowing under the agreements bears interest at one of several specified rates dependent upon several factors including the Company's leverage ratio, senior debt rating and the applicable Eurodollar margin. Facility fees can range from .1% to .25% of the committed amount outstanding. Covenants are more flexible than those currently existing for Kellwood's notes due insurance companies. At April 30, 1995, unused committed credit under these agreements totalled $120,000, and unused uncommitted lines of credit totalled $77,000 with various banks at rates less than prime.

      During the year ended April 30, 1995, the highest level of borrowings under all lines was $160,000 ($128,887 for 1994). For the year, the average daily short-term borrowings were $76,847 ($54,840 for 1994) and the weighted average interest rate was 6.0% (3.8% for 1994).

2.    LONG-TERM DEBT:

                                                                  April 30,
                                                         ------------------------
                                                             1995          1994
                                                         ------------------------
Notes due insurance companies, 5.34% - 10.77%.....       $ 147,975      $ 156,625
Capital lease obligations, 4.9% - 10.2%...........           4,242          4,212
9% convertible subordinated debentures............             852          1,093
                                                          --------       --------

                                                           153,069        161,930
Less current maturities...........................           8,276          8,916
                                                          --------       --------

                                                         $ 144,793      $ 153,014
                                                          ========       ========

      Aggregate maturities on long-term debt for the next five years are as follows: 1996 - $8,276; 1997 - $18,392; 1998 - $15,566; 1999 - $15,499;
2000 - $16,743.

      Notes payable to insurance companies are due in quarterly and semiannual installments from June 1995 through September 2005. Restrictive covenants of these notes include the maintenance of minimum working capital and certain key ratios as well as a limitation on the payment of dividends and the repurchase of Company stock. Under the most restrictive covenants, future dividends and purchases of Company stock are limited to $54,917 plus 45% of net earnings after April 30, 1995, excluding gains and losses on the disposal of capital assets.

      The 9% convertible subordinated debentures may be converted into common stock by debenture holders at a rate of $6.33 per share at any time prior to maturity on October 15, 1999, subject to certain restrictions. Also, subject to certain restrictions, the debentures are redeemable, in whole or in part, at the option of the Company at predetermined redemption prices.

ACCRUED EXPENSES:

                                                      April 30,
                                              -----------------------
                                                 1995           1994
                                              -----------------------
Salaries and employee benefits..............  $ 31,054       $ 27,363
Income taxes................................       731         14,103
Other accrued expenses......................    32,162         28,021
                                               -------        -------

                                              $ 63,947       $ 69,487
                                               =======        =======

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

      The total credit under all retirement plans was $(3,593), $(3,569), and $(3,661) in 1995, 1994, and 1993, respectively. The total credits reflect $(7,109), $(6,638), and $(6,563) for defined benefit plans.

      The net credit for defined benefit plans included the following components:

                                                        Year ended April 30,
                                                ----------------------------------------
                                                   1995           1994            1993
                                                ----------------------------------------

Current service cost........................    $  1,715        $  1,793        $  1,689
Interest cost on projected benefit
 obligation.................................       3,989           3,970           3,563
Return on assets:
   Actual return.............................     (8,386)         (9,943)        (13,537)
   Deferred actuarial gain...................       (355)          1,593           5,773
                                                 -------         -------         -------
      Assumed return........................ .    (8,741)         (8,350)         (7,764)
Amortization of transition asset and
 prior service costs........................      (4,072)         (4,051)         (4,051)
                                                 -------         -------         -------
     Net pension credit...................      $ (7,109)       $ (6,638)       $ (6,563)
                                                 =======         =======         =======

The funded status of the defined benefit plans at April 30 was as follows:

                                                        ------------------------
                                                           1995          1994
                                                        ------------------------

Plan assets at fair value...........................    $ 116,909      $ 114,873
                                                         --------       --------
Actuarial present value of benefit obligation:
  Vested benefits...................................       40,507         41,694
  Nonvested benefits................................        3,533          2,976
                                                         --------       --------
  Accumulated benefit obligation....................       44,040         44,670
  Impact of future salary increases.................        4,701          4,400
                                                         --------       --------
Projected benefit obligation.........................      48,741         49,070
                                                         --------       --------
Plan assets in excess of projected benefit obligation      68,168         65,803
Unamortized transition asset.........................     (11,352)       (15,280)
Unamortized prior service costs......................        (609)          (560)
Unrecognized actuarial gains.........................      (1,746)        (2,898)
                                                         --------       --------
   Prepaid pension costs included in other assets.      $  54,461      $  47,065
                                                         ========       ========

26
Kellwood Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share data)


      The assumed long-term rate of return on plan assets used in determining the projected benefit obligation was 8%. The discount rate was 8.25% for 1995 and 1994 and 8.5% for 1993. The rate of increase in future compensation levels was 5.5% for 1995 and 1994 and 6% for 1993. The assets of the retirement plans consist primarily of marketable equity securities, U.S. Government obligations, corporate debt obligations and short-term marketable debt securities.

      The Company provides health care insurance benefits to certain employees upon retirement. The annual costs of these benefits in 1995, 1994 and 1993 were not significant.

2.    INCENTIVE COMPENSATION PLANS:

      Options to purchase common stock have been granted to key employees under various plans at option prices not less than the fair market value on the date of the grant. At April 30, 1995, 136 officers and other key employees held options to purchase shares. The options expire 10 years after grant on dates ranging from May 1995 to February 2005 and are exercisable in cumulative installments only after stated intervals of time and are conditional upon active employment, except for periods following disability or retirement.

      Stock options outstanding under all plans were as follows:

Shares under option:
   Balance, May 1, 1994..........................................      903,928
   Granted, ranging from $19.69 to $24.88 per share..............      394,900
   Cancelled.....................................................       (3,510)
   Exercised, ranging from $6.04 to $19.96 per share.............      (32,680)
                                                                     ---------

   Balance, April 30, 1995.......................................    1,262,638
                                                                     =========

Shares exercisable at April 30, 1995:
   Number of shares exercisable..................................      356,778
                                                                     =========

   Price range of options: From..................................    $    6.04
                                                                     =========

                           To....................................    $   20.50
                                                                     =========


   Average exercise price........................................    $   14.92
                                                                     =========

      The amended Restricted Stock Compensation Plan of 1969 and the Corporate Development Incentive Plan of 1986 provide for the granting of common stock to key employees as performance and incentive bonuses. The shares granted may not be transferred, sold, pledged or otherwise disposed of prior to the lapse of certain restrictions. Under the plans, nothing was charged to earnings in 1995 ($1,459 in 1994 and $1,062 in 1993). At April 30, 1995, 401,800 shares were available to be granted under these plans to qualified employees.


CAPITAL STOCK:

      The reported outstanding shares of common stock have been reduced by treasury stock totalling 3,207,385 shares at April 30, 1995 (3,232,992 at April 30, 1994, and 3,159,990 at April 30, 1993).

      The Board of Directors declared a three-for-two split of the common stock effective March 18, 1994. All share and per share data for the periods presented in the consolidated financial statements and notes thereto have been adjusted to reflect the split.

      Authorized capital includes 500,000 shares of preferred stock, none of which have been issued. Nonvoting share purchase rights, exercisable only upon satisfaction of certain conditions, entitle the holder to purchase Series A Junior Preferred Stock (160,000 shares reserved) or, under certain conditions, common shares at prices specified in the rights agreement. None of the rights were exercisable as of April 30, 1995.

PROVISION FOR BUSINESS AND FACILITIES REALIGNMENT:

      In the fourth quarter of the year ended April 30, 1995, Kellwood Company recorded a $14,000 provision for business and facilities realignment related to the shut-down of its Saipan facility, which is in a net operating loss position and therefore will not result in any significant tax deductions. Under the plan, the Company will wind-down production and close the facility during calendar year 1995. Approximately 800 Saipan workers, most of which are hourly, will be terminated. The main cash components of the provision are $1,200 for employee termination costs consisting principally of severance pay and $500 for exit costs consisting principally of the losses on contractual obligations including lease termination losses. The remaining $12,300 of charges relates to non-cash asset write-offs. At April 30, 1995 $5,535 of the provision remained as a liability on the Company's balance sheet. Unaudited net sales from the Saipan operations were $17,800, $23,900 and $24,100 for the years ended April 30, 1995, 1994 and 1993, respectively. Unaudited net operating losses from Saipan operations were $11,600, $3,000 and $3,900 for the years ended April 30, 1995, 1994 and 1993, respectively.

GAIN ON DISPOSAL ASSETS:

      The gain on disposal of assets represents gains on the sale of certain excess export quota rights.

27
Kellwood Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share data)

INTEREST INCOME AND OTHER, NET:

                                                            Year ended April 30,
                                                  ---------------------------------------
                                                     1995           1994          1993
                                                  ---------------------------------------
Interest income...........................        $     437      $     839      $   1,146
Other, net................................            1,945          1,791          1,735
                                                   --------       --------       --------

                                                  $   2,382      $   2,630      $   2,881
                                                   ========       ========       ========

INCOME TAXES:

  The provision for income taxes consisted of:

                                                            Year ended April 30,
                                                  ---------------------------------------
                                                      1995           1994          1993
                                                  ---------------------------------------
Current:
  Domestic:
   Federal..............................          $  15,314       $  19,784     $  14,893
   State................................              3,000           3,000         3,500
  Foreign................................              (712)          3,156         2,319
                                                   --------        --------      --------

                                                     17,602          25,940        20,712

Deferred (primarily federal)..............             (202)           (540)        2,488
                                                   --------        --------      --------

                                                  $  17,400       $  25,400     $  23,200
                                                   ========        ========      ========

      Current income taxes are the amounts payable under the respective tax regulations on each year's earnings and on foreign earnings remitted during the year. Deferred income taxes included the following:

                                                            Year ended April 30,
                                                  ---------------------------------------
                                                      1995           1994          1993
                                                  ---------------------------------------
Employee related costs....................        $   3,280      $    1,671     $   4,103
Depreciation and amortization.............           (1,580)           (299)       (1,417)
Allowance for asset valuations............           (2,356)         (1,235)         (905)
Provision for business and
 facilities realignment...................              551              76           (86)
Other.....................................              (97)           (753)          793
                                                   --------       ---------      --------
                                                  $    (202)     $     (540)    $   2,488
                                                   ========       =========      ========

    A reconciliation of the federal statutory income tax rate to the effective tax rate (provision for taxes) was as follows:

                                                              Year ended April 30,
                                                     -------------------------------------
                                                       1995           1994           1993
                                                     -------------------------------------

Statutory rate................................        35.0%           35.0%          34.0%


Foreign tax differences.......................         (.9)             -             3.2
Amortization of intangible assets.............         9.2             5.6            4.1
Deductible acquisition costs..................        (5.2)             -             -
Provision for business and facilities
   realignment................................        17.2              -             -
State tax.....................................         6.8             3.2            4.5
Other.........................................        (1.0)           (2.2)          (1.1)
                                                      ----            ----           ----
                                                      61.1%           41.6%          44.7%
                                                      ====            ====           ====

    Deferred income tax liabilities and assets consisted of the following:

                                                           April 30,
                                                  --------------------------
                                                      1995            1994
                                                  --------------------------

Employee related costs......................      $  15,303        $  11,647
Depreciation and amortization...............         17,329           12,114
Allowance for asset valuations..............         (8,454)          (5,950)
Other ......................................         (2,047)          (2,365)
                                                   --------         --------
                                                  $  22,131        $  15,446
                                                   ========         ========

Included in:
    Prepaid taxes and expenses...............     $ (15,867)       $ (14,557)
    Deferred income taxes and other..........        37,998           30,003
                                                   --------         --------
                                                  $  22,131        $  15,446
                                                   ========         ========

      Earnings before income taxes included $3,579 of Far East losses and a $14,000 provision for business and facilities realignment in 1995 (earnings of $17,319 in 1994 and $15,298 in 1993).

      Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are expected to be indefinitely reinvested abroad. Undistributed foreign earnings considered to be indefinitely reinvested abroad totalled $64,274 through April 30, 1995.

CASH FLOWS:

      For purposes of the Consolidated Statement of Cash Flows, all highly liquid short-term time deposits maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and time deposits was not significant for the years ended April 30, 1995, 1994 and 1993.

      Interest paid in 1995 was $18,213 ($14,838 in 1994 and $13,736 in 1993)
and income taxes paid were $31,532 ($18,700 in 1994 and $14,822 in 1993).
Liabilities assumed in connection with the Investment in Subsidiaries totalled $57,323 ($16,491 in 1994 and $20,065 in 1993). Cash acquired totalled $208 in 1993.  No cash was acquired in 1995 and 1994.


SIGNIFICANT CUSTOMERS:

      Sales to J.C. Penney Company, Inc., totalled $134,523 for the year ended April 30, 1995 ($150,130 for 1994 and $112,687 for 1993). Receivables
included $15,325 due from J.C. Penney at April 30, 1995 ($16,994 at April 30,
1994).

      Sales to Sears, Roebuck and Co. totalled $106,750 for the year ended April 30, 1995 ($112,236 for 1994 and $156,295 for 1993). Receivables
included $27,762 due from Sears at April 30, 1995 ($20,511 at April 30,
1994).

28
Kellwood Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share data)
COMMITMENTS AND CONTINGENCIES:


      There are various lawsuits and other legal proceedings against the Company. Management and general counsel are of the opinion that the ultimate disposition of such litigation will have no material adverse effect on the Company's financial position or results of operations.

SELECTED QUARTERLY DATA (UNAUDITED):

                                                            Quarter
                                    ------------------------------------------------------
                                       First        Second         Third          Fourth
                                    ------------------------------------------------------

Fiscal 1995:
   Net sales....................    $  300,937    $  376,024    $  291,493     $  396,312
   Gross profit.................        66,319        75,415        51,509         78,015
   Net earnings (loss)..........        10,711        11,117        (2,019)        (8,713)
   Earnings per share:
     Primary...................            .51           .53          (.10)          (.41)
     Fully diluted.............            .50           .52          (.09)          (.41)

Fiscal 1994:
   Net sales....................    $  298,480    $  342,058    $  251,600     $  310,948
   Gross profit.................        62,329        72,185        50,950         68,547
   Net earnings.................         9,908        10,706         3,509         11,491
   Earnings per share:
     Primary...................            .48           .51           .17            .55
     Fully diluted.............            .47           .50           .17            .54


NOTE: Quarterly results reflect pretax gains on disposal of assets of $104 and $3,047 in the first quarter of 1995 and 1994.

INDUSTRY SEGMENT AND GEOGRAPHIC AREA INFORMATION:

 All operations are in the apparel and related soft goods industry. A summary of operations by geographic area is presented in the column to the right. Substantially all Domestic and Far East sales are to U.S. customers. Sales and transfers between geographic areas were not significant and intercompany accounts have been eliminated.

                                                  Year ended April 30,
                                     -----------------------------------------------
                                          1995            1994               1993
                                     -----------------------------------------------

Net sales to customers:
  Domestic.......................... $  1,211,151     $  1,044,409      $    914,541
  Far East..........................      153,615          158,677           163,114
                                      -----------      -----------       -----------

                                     $  1,364,766     $  1,203,086      $  1,077,655
                                      ===========      ===========       ===========

Operating profit (loss):
  Domestic.......................... $     85,554     $     78,208      $     63,347
  Far East..........................       (2,879)          14,375            11,275
                                      -----------      -----------       -----------

                                           82,675           92,583            74,622
Provision for business and
 facilities realignment.............      (14,000)               -                 -


Gain on disposal of assets..........          104            3,047             4,089
Interest expense....................      (19,116)         (15,634)          (13,829)
General corporate expense...........      (21,167)         (18,982)          (12,988)
                                      -----------      -----------       -----------

Earnings before income taxes........ $     28,496     $     61,014      $     51,894
                                      ===========      ===========       ===========

Assets at end of year:
  Domestic.......................... $    606,638     $    475,639      $    465,943
  Far East..........................       89,394          103,269            99,162
  Corporate.........................       72,105           62,949            71,350
                                      -----------      -----------       -----------

                                     $    768,137     $    641,857      $    636,455
                                      ===========      ===========       ===========

Capital expenditures:
  Domestic.......................... $      7,486     $      6,666      $     11,913
  Far East..........................        3,827            5,368             4,341
  Corporate.........................          345              430               569
                                      -----------      -----------       -----------

                                     $     11,658     $     12,464      $     16,823
                                      ===========      ===========       ===========

Depreciation and amortization:
  Domestic.......................... $     22,600     $     19,745      $     15,815
  Far East..........................        4,579            4,038             4,140
  Corporate.........................        1,112            1,330             1,327
                                      -----------      -----------       -----------

                                     $     28,291     $     25,113      $     21,282
                                      ===========      ===========       ===========

  All of the gains on disposal of assets were Far East gains.

SUPPLEMENTAL SELECTED FINANCIAL DATA
(Dollars in thousands except per share data)


- ----------------------------------------------------------------------------------------------------
                             1995            1994            1993             1992            1991
- ----------------------------------------------------------------------------------------------------

Net sales.............   $ 1,364,766     $ 1,203,086     $ 1,077,655       $ 914,926       $ 807,953
Net earnings..........        11,096          35,614          28,694          22,837          12,447
Earnings per share:
 Primary............             .53            1.71            1.39            1.26             .70
 Fully diluted......             .52            1.68            1.36            1.23             .69
Cash dividends
 declared per share...           .60             .55             .53             .53             .53
Working capital.......       236,922         262,406         197,518         218,931         177,940
Total assets..........       768,137         641,857         636,455         537,992         484,312
Long-term debt........       144,793         153,014         102,923         110,566         120,009
Total debt............       277,336         170,940         203,808         126,589         149,618
Shareowners' equity...       308,197         306,956         279,860         260,033         200,223
Equity per share......         14.59           14.64           13.51           12.66           11.31

NOTE:  All per share data have been adjusted to reflect stock splits.

29
SUPPLEMENTAL DATA:
Kellwood Company and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (UNAUDITED)

      Domestic operations include marketing-oriented branded businesses offering apparel and camping soft goods, and manufacturing-oriented private label units offering apparel products. Domestic operations produce goods in the United States, the Caribbean, and Canada. Far East operations produce high quality, competitively priced, private label cotton and cotton-blended shirts and blouses in Hong Kong, China, Sri Lanka and Costa Rica. In addition to the Company's owned and leased plants, products are sourced through contracting relationships with other manufacturers in various countries. The Company sells its products through multiple channels of distribution, including national retail chains, department stores, specialty stores, mass merchants, mail order houses, sporting goods stores and other manufacturers.


RESULTS OF OPERATIONS

FISCAL 1995

      After three consecutive years of strong double-digit growth in net earnings, results for the year were disappointing. On the positive side, much has been accomplished to position the Company for a strong rebound and a return to earnings growth in fiscal 1996 and beyond. The divisions that were not performing satisfactorily have been decisively dealt with through restructuring and repositioning with stronger and better managed entities. Kellwood has also added two acquisitions to its growing portfolio of branded companies - Halmode Apparel, Inc. and David Dart, Inc.

      Sales by Domestic branded operations were up $157 million or 20%. The increase in branded sales is principally attributable to recent acquisitions of Halmode and David Dart. Sales from the branded portfolio accounted for 70% of Kellwood's total volume for fiscal 1995. This compares to 66% last year and moves the Company closer to achieving its goal of 75% from the branded sector. Within the branded group, operating results were mixed causing an overall decline in margins. In response to this decline two relatively small underperforming divisions (California Ivy and de'corp) were consolidated with larger units to create synergies as well as generate future savings in overhead. In addition, the Company repositioned two other branded units (AJ Brandon and Melrose) to strengthen their merchandising, sourcing, management and overall direction.

      Sales by Domestic private label operations increased 4% or $10 million over last year. Apparel sales, which accounted for over 90% of the Domestic private label sales, were up a strong 16% for the year due primarily to growth in the private label programs with several key retailers. Operating profits in the Domestic private label portfolio were improved as a result of these successful programs. The Home Fashions business which represented the remaining portion of the Domestic private label portfolio was sold in December, 1994 at an after tax loss of approximately $1 million.

      Sales by Far East operations were down 3% or $5 million for the year. Weak demand for woven dress shirts, intense margin pressure, and production difficulties all contributed to significantly lower Far East margins.
Included in the results for the year and the loss for the fourth quarter is a $14 million, or $0.65 per share, charge for closing Smart Shirts' plant in Saipan. The Saipan plant was originally set up for long run basic shirt products. These products are in weak demand with very low margins being realized in the market place. The situation is further aggravated by a combination of labor shortages and minimum wage rate increases. Under these conditions, keeping the plant open was cost prohibitive. The Company will wind-down production and close the facility by the Fall of calendar year 1995.

      Last year's results were favorably impacted by a $3 million gain on the disposal of certain excess export quota rights. This year the value of Hong Kong quota was severely depressed. As a result, Kellwood only sold a small amount of excess quota realizing a negligible gain of $0.1 million.

      The increase in amortization expense results from increased intangible assets associated with recent acquisitions. The increase in interest expense correlates with the increase in average outstanding debt. The increase in the effective tax rate is primarily due to the shut-down of the Saipan facility which is in a net operating loss position and therefore will not result in any significant tax deductions.


FISCAL 1994

      The fiscal 1994 increase in sales and earnings came from a combination of internal growth and acquisitions. The internal growth was attributable to increased volume with existing and new accounts as well as several marketing programs initiated in 1994.

      Sales by Domestic branded operations were up $175 million or 28% reflecting the continued success of Kellwood's acquisition strategy. The increase in branded sales is approximately 55% attributable to acquisitions with the remaining 45% from internal growth of existing business units. The growth in the Domestic branded operations with their overall higher margins contributed significantly to the improvement in total Company earnings.

      Sales by Domestic private label operations were down 16%, or $45 million, below the level reported last year principally because Sears closed its catalog operation. Operating profits in the Domestic private label portfolio were adversely affected by the decline in sales and by continuing margin pressure, especially in the lingerie market.

30
SUPPLEMENTAL DATA
Kellwood Company and Subsidiaries

      Sales by Far East operations decreased $4 million, or 3% below the prior year. The decline in sales was caused by changes in capacity as production was shifted among plants. During 1995, Kellwood's manufacturing capacity was expanded in China and Sri Lanka, and productivity was improved in Hong Kong. Far East operating margins improved significantly from last year because of these changes.

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


FISCAL 1993

      Sales increased 18% in 1993, and net earnings increased 26%. The sales increase was most significant in the Domestic branded portfolio which experienced an increase of 27% or $134.5 million for the year. Approximately half of the increase was due to the acquisitions of California Ivy, Inc., and AJ Brandon, Inc. The Domestic branded businesses with their overall higher margins continued to contribute significantly to total earnings. Sales to Sears, which represented 15% of total Kellwood sales in 1993, increased 1% as the result of additional volume from Domestic branded and Far East operations even though there was a 4% decline in Domestic private label sales to Sears. Total sales by Domestic private label units were up 8%, or $21 million, because of additional business with customers other than Sears. Sales by Far East operations increased 5%, or $7.5 million. Far East operating margins improved significantly from 1992 because of a shift of production from operations in Taiwan to more efficient plants in Hong Kong, China and Sri Lanka.

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


FINANCIAL CONDITION


      The current ratio was 1.9 to 1 at April 30, 1995 as compared to 2.7 to 1 at April 30, 1994. The decrease in the current ratio was primarily due to increased notes payable associated with recent acquisitions. Accounts receivable have increased as a result of recent acquisitions and increased fourth quarter sales. Inventory levels have also increased but on a days on hand basis remain relatively consistent with the prior year.

      The increase in the cash used for investing activities primarily resulted from the acquisition of Halmode Apparel, Inc. on September 30, 1994. This acquisition also contributed to the increase in intangible assets.
Viable acquisition candidates that would expand and complement Kellwood's existing portfolio of companies are continually being considered. Capital expenditures, excluding acquisitions and related payments, were $11.7 million in 1995, compared with $12.5 million in 1994 and $16.8 million in 1993. As of April 30, 1995 the Company had a commitment of approximately $5 million to purchase an office and warehouse facility for one of its existing business units. There are no other material commitments for capital expenditures as of April 30, 1995. No funds were repatriated from Far East operations in 1995, compared with $10 million in 1994 and $20 million in 1993.

      Total debt represents 47% of capitalization at April 30, 1995 as compared to 36% at April 30, 1994. The increase resulted from recent acquisitions and increased working capital needed to fund internal growth. It is anticipated that continued external and internal growth in operations will generate increasing requirements for capital. In June, 1994 Kellwood negotiated a $120 million fully committed revolving credit agreement. At April 30, 1995 the entire
$120 was available for future borrowings.

      Cash provided by operations and borrowings under various lines of credit are the primary sources of liquidity. The combined operating, cash and equity position of the Company should continue to provide the capital flexibility necessary to fund future opportunities as well as to meet existing obligations.


OUTLOOK

      Many steps have been taken and much has been accomplished to position the Company for a strong rebound and a return to earnings growth in fiscal 1996 and beyond. Kellwood management has decisively dealt with divisions that were not performing satisfactorily through restructuring and repositioning with stronger and better managed entities. While the first quarter of fiscal year 1996 is expected to be down from the prior year, each succeeding quarter should benefit at an increasing rate from these efforts and the year should finish substantially improved.