Form 10-K, Exhibit 13
period 1996-04-30
KELLWOOD CO
filed 1996-07-02
CIK 55080

1                                                                   Exhibit 13
Kellwood Company and Subsidiaries
FINANCIAL HIGHLIGHTS
(Dollars in thousands except per share data)


- -------------------------------------------------------------------------------------------------
YEAR ENDED APRIL 30,                                        1996          1995           1994
- -------------------------------------------------------------------------------------------------
Net Sales...........................................    $ 1,466,036    $ 1,364,766    $ 1,203,086
                                                        ===========    ===========    ===========

Net Earnings........................................    $    28,024    $    11,096    $    35,614
                                                        ===========    ===========    ===========

Per Share Data:
Net Earnings:
   Primary..........................................    $      1.32    $       .53    $      1.71
                                                        ===========    ===========    ===========

   Fully diluted....................................    $      1.31    $       .52    $      1.68
                                                        ===========    ===========    ===========

Cash Dividends Declared.............................    $       .60    $       .60    $       .55
                                                        ===========    ===========    ===========



COMMON STOCK DATA


- ------------------------------------------------------------------------------------------
                                          Fiscal 1996                 Fiscal 1995
- ------------------------------------------------------------------------------------------
                                      Stock Price               Stock Price
                                     -------------  Dividends  ---------------  Dividends
                                      High     Low    Paid       High      Low    Paid
- ------------------------------------------------------------------------------------------
First Quarter (July 31).........    $20      $16 7/8  $.15      $24 5/8  $20      $.15
Second Quarter (October 31).....     22 7/8   18       .15       25 1/4   20       .15
Third Quarter (January 31)......     20 7/8   13 7/8   .15       21 1/8   18 3/8   .15
Fourth Quarter (April 30).......     16 3/4   13 3/4   .15       19 5/8   16 5/8   .15


Common stock of Kellwood Company is traded on the New York Stock Exchange, ticker symbol KWD. At June 7, 1996, there were approximately 1,753 shareowners of record and 3,422 shareowners in the Dividend Investment Plan. All per share and common stock data have been adjusted to reflect stock splits. The current annual dividend rate per year is $.60.

18
REPORTS OF MANAGEMENT AND INDEPENDENT ACCOUNTANTS


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





/s/ William J. McKenna
    Chairman and Chief Executive Officer




/s/ James C. Jacobsen
    Vice Chairman




/s/ Hal J. Upbin
    President and Chief Operating Officer

REPORT OF INDEPENDENT ACCOUNTANTS
- ---------------------------------

TO THE SHAREOWNERS AND BOARD OF DIRECTORS OF KELLWOOD COMPANY:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareowners' equity present fairly, in all material respects, the financial position of Kellwood Company and its subsidiaries at April 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Kellwood's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



    /s/ Price Waterhouse LLP

    St. Louis, Missouri
    May 30, 1996

19

Kellwood Company and Subsidiaries
CONSOLIDATED STATEMENT OF EARNINGS
(Dollars in thousands except per share data)



- ----------------------------------------------------------------------------------------------------
YEAR ENDED APRIL 30,                                        1996          1995           1994
- ----------------------------------------------------------------------------------------------------
Net Sales...............................                 $1,466,036     $1,364,766     $1,203,086

Costs and Expenses:
   Cost of products sold.................                 1,175,139      1,093,508        949,075
   Selling, general and administrative
    expenses.............................                   206,058        196,918        170,232
   Provision for business and facilities
    realignment..........................                                   14,000

   Amortization of intangible assets.....                    15,467         15,214         12,808
   Gain on disposal of assets............                                     (104)        (3,047)
   Interest expense......................                    22,937         19,116         15,634
   Interest income and other, net........                    (2,089)        (2,382)        (2,630)
                                                         ----------     ----------     ----------

Earnings Before Income Taxes............                     48,524         28,496         61,014

Income Taxes............................                     20,500         17,400         25,400
                                                         ----------     ----------     ----------

Net Earnings............................                 $   28,024     $   11,096     $   35,614
                                                         ==========     ==========     ==========

Earnings Per Share:

   Primary...............................                $     1.32     $      .53     $     1.71
                                                         ==========     ==========     ==========


   Fully diluted.........................                $     1.31     $      .52     $     1.68
                                                         ==========     ==========     ==========




See notes to consolidated financial statements.

20

Kellwood Company and Subsidiaries
CONSOLIDATED BALANCE SHEET
(Dollars in thousands except per share data)



- ------------------------------------------------------------------------------------
YEAR ENDED APRIL 30,                                         1996           1995
- ------------------------------------------------------------------------------------
ASSETS

Current Assets:
   Cash, including time deposits of $15,457
    ($2,758 in 1995)....................................   $  25,043      $  11,082
   Receivables, net.....................................     235,108        240,045
   Inventories..........................................     264,583        239,461
   Prepaid taxes and expenses...........................      19,624         20,687
                                                           ---------      ---------

     Total Current Assets...............................     544,358        511,275

Property, Plant and Equipment...........................     170,344        173,424
   Less accumulated depreciation and amortization.......    (106,536)      (109,795)
                                                           ---------      ---------

                                                              63,808         63,629

Intangible Assets, net..................................     120,401        131,527
Other Assets............................................      68,121         61,706
                                                           ---------      ---------

                                                           $ 796,688      $ 768,137
                                                           =========      =========

LIABILITIES AND SHAREOWNERS' EQUITY

Current Liabilities:
   Current portion of long-term debt....................   $  18,198      $   8,276
   Notes payable........................................     128,765        124,267
   Accounts payable.....................................      98,148         77,863
   Accrued expenses.....................................      61,179         63,947
                                                           ---------      ---------

     Total Current Liabilities..........................     306,290        274,353

Long-Term Debt..........................................     125,443        144,793
Deferred Income Taxes and Other.........................      39,763         40,794
Commitments and Contingencies...........................           -              -

Shareowners' Equity:
   Common stock, par value $.01 per share, authorized
    50,000,000 shares; issued and outstanding
    21,228,599 shares (21,128,819 in 1995)..............      94,562         93,400
   Retained earnings....................................     269,060        253,736
   Cumulative translation adjustment....................      (8,800)        (8,861)
                                                           ---------      ---------

                                                             354,822        338,275
   Less treasury stock, at cost.........................     (29,630)       (30,078)
                                                           ---------      ---------

                                                             325,192        308,197
                                                           ---------      ---------


                                                           $ 796,688      $ 768,137
                                                           =========      =========


See notes to consolidated financial statements.

21

Kellwood Company and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands except per share data)



- ---------------------------------------------------------------------------------------------------
YEAR ENDED APRIL 30,                                          1996           1995           1994
- ---------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net earnings.......................................      $ 28,024       $ 11,096       $ 35,614
   Add (deduct) items not affecting operating
    cash flows:
     Depreciation and amortization....................        28,183         28,291         25,113
     Provision for business and facilities realignment             -         14,000              -
     Gain on disposal of assets.......................             -           (104)        (3,047)
     Increase in prepaid pension costs................        (7,597)        (7,396)        (6,967)
     Deferred income taxes............................           794          1,326           (540)
     Other............................................           864           (605)           767
                                                            --------       --------       --------

                                                              50,268         46,608         50,940

Changes in noncash working capital components,
 net of effects of acquisitions:
   Receivables........................................         4,937        (27,014)         6,147
   Inventories........................................       (25,122)       (21,880)         7,419
   Prepaid expenses...................................           362         (1,446)           522
   Accounts payable and accrued expenses..............        17,517        (13,700)         2,549
                                                            --------       --------       --------

      Net cash provided by (used for)
       operating activities...........................        47,962        (17,432)        67,577
                                                            --------       --------       --------

INVESTING ACTIVITIES:
   Additions to property, plant and equipment.........       (16,411)       (11,658)       (12,464)
   Proceeds from disposal of assets...................         2,750          4,724          3,047
   Investment in subsidiaries.........................        (4,935)       (55,218)       (28,324)
   Other investing activities.........................           615          1,342          1,084
                                                            --------       --------       --------

      Net cash (used for) investing activities........       (17,981)       (60,810)       (36,657)
                                                            --------       --------       --------

FINANCING ACTIVITIES:
   Proceeds from (reduction of) notes payable, net....         4,498         90,439        (95,389)
   Proceeds from issuance of long-term debt...........             -            395         60,000
   Reduction of long-term debt........................        (9,428)        (9,256)        (8,569)
   Stock transactions under incentive plans...........         1,610          2,730          2,995
   Dividends paid.....................................       (12,700)       (12,650)       (11,469)
                                                            --------       --------       --------

      Net cash (used for) provided by financing
       activities.....................................       (16,020)        71,658        (52,432)
                                                            --------       --------       --------

Net increase (decrease) in cash and time deposits.....        13,961         (6,584)       (21,512)
Cash and time deposits - beginning of year............        11,082         17,666         39,178
                                                            --------       --------       --------

Cash and time deposits - end of year..................      $ 25,043       $ 11,082       $ 17,666
                                                            ========       ========       ========


See notes to consolidated financial statements.

22

Kellwood Company and Subsidiaries
CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
(Dollars in thousands except per share data)


- --------------------------------------------------------------------------------------------------------------------
                                                                           Treasury                     Cumulative
                                                   Common Stock              Stock         Retained     Translation
                                              Shares          Amount         Amount        Earnings     Adjustment
- --------------------------------------------------------------------------------------------------------------------
Balance, May 1, 1993...........             20,712,742        $85,851      $(28,254)       $231,145      $(8,882)
   Net earnings................                                                              35,614
   Cash dividends declared,
    $.55 per share.............                                                             (11,469)
   Shares issued under stock
    plans......................                292,579          4,585            71
   Treasury stock acquired in
    conjunction with incentive
    plans......................                (80,627)                      (1,882)
   Debentures converted........                 35,981            221
   Currency translation
    adjustment.................                                                                              (44)
                                            ----------        -------      --------        --------      -------

Balance, April 30, 1994........             20,960,675         90,657       (30,065)        255,290       (8,926)
   Net earnings................                                                              11,096
   Cash dividends declared,
    $.60 per share.............                                                             (12,650)
   Shares issued under stock
    plans......................                153,177          2,504           455
   Treasury stock acquired in
    conjunction with incentive
    plans......................                (23,077)                        (468)
   Debentures converted........                 38,044            239
   Currency translation
    adjustment.................                                                                               65
                                            ----------        -------      --------        --------      -------

Balance, April 30, 1995........             21,128,819         93,400       (30,078)        253,736       (8,861)
   Net earnings................                                                              28,024
   Cash dividends declared,
    $.60 per share.............                                                             (12,700)
   Shares issued under stock
    plans......................                112,782          1,127           752
   Treasury stock acquired in
    conjunction with incentive
    plans......................                (17,894)                        (304)
   Debentures converted........                  4,892             35
   Currency translation
    adjustment.................                                                                               61
                                            ----------        -------      --------        --------      -------

Balance, April 30, 1996........             21,228,599        $94,562      $(29,630)       $269,060      $(8,800)
                                            ==========        =======      ========        ========      =======




See notes to consolidated financial statements.

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

 2. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

 3. INVENTORIES AND REVENUE RECOGNITION: Inventories are stated at the lower of cost or market. The first-in, first-out (FIFO) method is used to determine the value of 46% of the domestic inventories, and the last-in, first-out (LIFO) method is used to value the remaining domestic inventories. Inventories of foreign subsidiaries are valued using the specific identification method. Sales are recognized when goods are shipped.

 4. PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. A significant portion of domestic manufacturing facilities and some machinery and equipment are leased under long-term capital leases which are recorded at the beginning of the lease term at the present value of the minimum lease payments.
      Depreciation is computed generally on the declining balance method over estimated useful lives of 15 to 40 years for buildings and of 3 to 10 years for machinery and equipment. Leasehold improvements are amortized principally on the straight-line basis over the shorter of their estimated useful lives or the remaining lease term.

 5. INTANGIBLE ASSETS: The excess costs over net tangible assets of businesses acquired are recorded as intangible assets. These intangibles are amortized using the straight-line method over their estimated useful lives which range from 1 to 20 years.

 6. IMPAIRMENT OF ASSETS: The Company periodically reviews long-lived assets, goodwill and other intangibles to assess recoverability from future operations using undiscounted cash flows. Impairment losses are recognized in operating results when a permanent decrease in value has occurred.

 7. INCOME TAXES: Income taxes are based upon income for financial reporting purposes. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of Statement of Financial Accounting Standards No. 109.

 8. FOREIGN CURRENCY TRANSLATION: Foreign currency financial statements and transactions are translated into United States dollars using period-end rates of exchange for assets and liabilities and monthly average rates of exchange for sales, costs and expenses. Gains and losses resulting from translation are accumulated in the Cumulative Translation Adjustment component of Shareowners' Equity. Gains or losses from foreign currency transactions are included in income in the period in which they occur. The net foreign currency gains and losses recognized in 1996, 1995 and 1994 were not significant.

 9. EARNINGS PER SHARE: Primary earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding of 21,170,220 for the year ended April 30, 1996 (21,079,698 for 1995 and 20,851,328 for 1994). Common stock equivalents are excluded from the primary earnings per share computation because their dilutive effect is not significant. During 1996, 4,892 shares of common stock were issued upon conversion of 9% convertible subordinated debentures. Had the conversions taken place on May 1, 1995, primary earnings per share for 1996 would not have been significantly different.
      The calculation of fully diluted earnings per share includes common stock equivalents in addition to the weighted average shares outstanding as defined above and assumes that all convertible debentures were converted to common stock at the beginning of the year. The average number of shares used in the fully diluted computation was 21,380,273 in 1996 (21,366,121 in 1995 and 21,251,760 in 1994). Net earnings are increased by the after tax interest on the convertible debentures in the computation of fully diluted earnings per share.

10. STOCK-BASED COMPENSATION: Kellwood Company intends to continue to use the intrinsic value method for measuring stock-based compensation cost.
Under this method, compensation cost is the excess, if any, of the quoted market price of Kellwood's common stock at the grant date over the amount the employee must pay for the stock. Kellwood's policy is to grant stock options at fair market value at the date of grant.

24
ACQUISITIONS:
All of the capital stock of Halmode Apparel, Inc. and Goodman Knitting Co., Inc. was purchased for cash on September 30, 1994 and July 1, 1993, respectively. Both companies design and market branded apparel. The acquisitions have been accounted for using the purchase method and, accordingly, the results of operations are included in the Consolidated Statement of Earnings from the dates of acquisition. Assets acquired and liabilities assumed were recorded at their estimated fair market value, and the excess costs over net tangible assets are being amortized over the estimated useful lives of the related intangible assets. Had the purchases taken place May 1, 1993, unaudited pro forma consolidated net sales would have been $1,426,278 and $1,347,887 for the years ended April 30, 1995 and 1994, respectively. Consolidated net earnings and earnings per share would not have been significantly different.

ALLOWANCE FOR DOUBTFUL ACCOUNTS:
The allowance for doubtful accounts at April 30, 1996, was $5,225 ($5,709 at April 30, 1995).

INVENTORIES:
Inventory valued under the LIFO method totaled $122,549 at April 30, 1996 ($81,450 at April 30, 1995). The remainder of the inventory was valued using the FIFO and specific identification methods. If LIFO inventories had been valued at current replacement costs, they would have totalled $132,688 at April 30, 1996 ($89,345 at April 30, 1995).

                                                                  April 30,
                                                          ------------------------
                                                             1996          1995
                                                          ------------------------
Finished goods...................................         $ 110,207      $ 108,656
Work in process..................................            91,682         64,180
Raw materials....................................            62,694         66,625
                                                          ---------      ---------

                                                          $ 264,583      $ 239,461
                                                          =========      =========

PROPERTY, PLANT AND EQUIPMENT:
                                                                  April 30,
                                                          ------------------------
                                                             1996          1995
                                                          ------------------------
Land..............................................        $   3,511      $   3,348
Buildings and improvements........................           79,598         76,239
Machinery and equipment...........................           87,235         93,837
                                                          ---------      ---------

                                                            170,344        173,424

Less accumulated depreciation
 and amortization.................................         (106,536)      (109,795)
                                                          ---------      ---------

                                                          $  63,808      $  63,629
                                                          =========      =========

The amounts above include the cost and accumulated amortization of assets under capital leases (primarily buildings) of $12,512 and $11,348 at April 30, 1996, and $16,065 and $13,655 at April 30, 1995.
      Certain machinery and equipment are leased under operating leases having remaining terms ranging up to 6 years. Rent expense under all operating leases for the year ended April 30, 1996 totalled $15,969 ($14,327 for 1995 and $11,615 for 1994).

      The future minimum lease payments under capital and operating leases at April 30, 1996, were as follows:

                                                              ----------------------
                                                              Capital      Operating
                                                              ----------------------
1997...............................................           $   599       $ 13,513
1998...............................................               538         10,558
1999...............................................               431          7,773
2000...............................................               370          5,630
2001...............................................               585          4,040
Later years........................................               930          6,853
                                                              -------       --------

Total minimum lease payments.......................             3,453       $ 48,367
                                                                            ========

Less amount representing interest..................              (798)
                                                              -------

Present value of net minimum lease payments........           $ 2,655
                                                              =======

Minimum lease payments were not reduced for future minimum sublease rentals of $1,460.

INTANGIBLE ASSETS:

                                                                  April 30,
                                                          -------------------------
                                                             1996           1995
                                                          -------------------------
Goodwill..........................................        $ 100,765       $  99,032
Other identifiable intangibles....................           90,840          90,910
                                                          ---------       ---------
                                                            191,605         189,942
Less accumulated amortization.....................          (71,204)        (58,415)
                                                          ---------       ---------

                                                          $ 120,401       $ 131,527
                                                          =========       =========

Other identifiable intangible assets consist primarily of trademarks, customer lists, contractor networks and agreements not to compete.

NOTES PAYABLE AND LONG-TERM DEBT:

1. NOTES PAYABLE: Revolving credit agreements dated June 24, 1994, and totaling $120,000 expire June 22, 1996 ($50,000), and June 24, 1997
($70,000). Each borrowing under the agreements bears interest at one of several specified rates dependent upon several factors including the Company's leverage ratio, senior debt rating and the applicable Eurodollar margin. Facility fees can range from .1% to .25% of the committed amount outstanding. Covenants are substantially the same as those currently existing for Kellwood's notes due insurance companies. At April 30, 1996, unused committed credit under these agreements totalled $120,000, and unused uncommitted lines of credit totalled $36,500 with various banks at rates less than prime.

25
      During the year ended April 30, 1996, the highest level of borrowings under all lines was $191,446 ($160,000 for 1995). For the year, the average daily short-term borrowings were $153,100 ($76,847 for 1995) and the weighted average interest rate was 6.2% (6.0% for 1995).
      The Company is currently renegotiating a new credit facility agreement in the amount of $300,000 of which up to $200,000 can be utilized for short-term loans and up to $200,000 can be utilized for letters of credit. The new credit facility will become effective June, 1996.

2. LONG-TERM DEBT:

                                                                  April 30,
                                                          ------------------------
                                                             1996           1995
                                                          ------------------------
Notes due insurance companies, 5.34% - 10.77%.....        $ 140,165      $ 147,975
Capital lease obligations, 4.9% - 10.2%...........            2,655          4,242
9% convertible subordinated debentures............              821            852
                                                          ---------      ---------

                                                            143,641        153,069
Less current maturities...........................          (18,198)        (8,276)
                                                          ---------      ---------

                                                          $ 125,443      $ 144,793
                                                          =========      =========

      Aggregate maturities on long-term debt for the next five years are as follows: 1997 - $18,198; 1998 - $15,408; 1999 - $15,329; 2000 - $16,112;
2001 - $10,532.
      Notes payable to insurance companies are due in quarterly and semiannual installments from June 1996 through September 2005. Restrictive covenants of these notes include the maintenance of minimum working capital and certain key ratios as well as a limitation on the payment of dividends and the repurchase of Company stock. Under the most restrictive covenants, future dividends and purchases of Company stock are limited to $56,270 plus 45% of net earnings after April 30, 1996, excluding gains and losses on the disposal of capital assets.
      The 9% convertible subordinated debentures may be converted into common stock by debenture holders at a rate of $6.33 per share at any time prior to maturity on October 15, 1999, subject to certain restrictions. Also, subject to certain restrictions, the debentures are redeemable, in whole or in part, at the option of the Company at predetermined redemption prices.

ACCRUED EXPENSES:

                                                                   April 30,
                                                            -----------------------
                                                              1996           1995
                                                            -----------------------
Salaries and employee benefits..............                $ 28,924       $ 31,054
Income taxes................................                     323            731
Other accrued expenses......................                  31,932         32,162
                                                            --------       --------

                                                            $ 61,179       $ 63,947
                                                            ========       ========

EMPLOYEE BENEFIT PLANS:

1. RETIREMENT PLANS AND POSTRETIREMENT BENEFITS: Various contributory and noncontributory retirement plans cover substantially all domestic and certain foreign employees. Benefits under pension plans are generally based on years of service and compensation. Pension plans are funded in accordance with the applicable laws and regulations plus such amounts, if any, as the actuarial consultants advise to be appropriate. Company contributions under the contributory retirement plan are determined based on formulas defined in the plan.
      The total credit under all retirement plans was $(3,626), $(3,593), and $(3,569) in 1996, 1995, and 1994, respectively. The total credits reflect $(7,240), $(7,109), and $(6,638) for defined benefit plans.

      The net credit for defined benefit plans included the following components:

                                                                      Year ended April 30,
                                                            --------------------------------------
                                                               1996           1995           1994
                                                            --------------------------------------
Current service cost........................                $  1,790       $  1,715       $  1,793
Interest cost on projected benefit
 obligation.................................                   4,052          3,989          3,970
Return on assets:
   Actual return.............................                (23,968)        (8,386)        (9,943)
   Deferred actuarial gain (loss)............                 14,957           (355)         1,593
                                                            --------       --------       --------
      Assumed return......................                    (9,011)        (8,741)        (8,350)

Amortization of transition asset and
 prior service costs........................                  (4,071)        (4,072)        (4,051)
                                                            --------       --------       --------

         Net pension credit................                 $ (7,240)      $ (7,109)      $ (6,638)
                                                            ========       ========       ========

The funded status of the defined benefit plans at April 30 was as follows:

                                                          ------------------------
                                                             1996           1995
                                                          ------------------------
Plan assets at fair value...........................      $ 137,540      $ 116,909
                                                          ---------      ---------
Actuarial present value of benefit obligation:
   Vested benefits...................................        45,809         40,507
   Nonvested benefits................................         3,285          3,533
                                                          ---------      ---------
   Accumulated benefit obligation....................        49,094         44,040
   Impact of future salary increases.................         4,689          4,701
                                                          ---------      ---------
Projected benefit obligation.........................        53,783         48,741
                                                          ---------      ---------
Plan assets in excess of projected benefit obligation        83,757         68,168
Unamortized transition asset.........................        (7,424)       (11,352)
Unamortized prior service costs......................          (465)          (609)
Unrecognized actuarial gains.........................       (13,809)        (1,746)
                                                          ---------      ---------

      Prepaid pension costs included in other assets.     $  62,059      $  54,461
                                                          =========      =========

26
      The discount rate used in determining the projected benefit obligation was 8.0% for 1996 and 8.25% for 1995 and 1994. The rate of increase in future compensation levels was 5% for 1996 and 5.5% for 1995 and 1994. The assumed long-term rate of return on plan assets was 8% in each year. The assets of the retirement plans consist primarily of marketable equity securities, U.S. Government obligations, corporate debt obligations and short-term marketable debt securities.
      The Company provides health care insurance benefits to certain employees upon retirement. The annual costs of these benefits in 1996, 1995 and 1994 were not significant.

2. INCENTIVE COMPENSATION PLANS: Options to purchase common stock have been granted to key employees under various plans at option prices not less than the fair market value on the date of the grant. At April 30, 1996, 146 officers and other key employees held options to purchase shares. The options expire 10 years after grant on dates ranging from May 1996 to February 2006 and are exercisable in cumulative installments only after stated intervals of time and are conditional upon active employment, except for periods following disability or retirement.
      Stock options outstanding under all plans were as follows:

Shares under option:
   Balance, May 1, 1995..........................................          1,262,638
   Granted, ranging from $20.31 to $20.75 per share..............            380,500
   Lapsed........................................................               (225)
   Exercised, ranging from $6.04 to $19.96 per share.............            (25,800)
                                                                           ---------

   Balance, April 30, 1996.......................................          1,617,113
                                                                           =========

Shares exercisable at April 30, 1996:
   Number of shares exercisable..................................            598,093
                                                                           =========

   Price range of options: From..................................          $    6.04
                                                                           =========

                           To....................................          $   24.88
                                                                           =========


   Average exercise price........................................          $   16.16
                                                                           =========

      The amended Restricted Stock Compensation Plan of 1969 and the Corporate Development Incentive Plan of 1986 provide for the granting of common stock to key employees as performance and incentive bonuses. The shares granted may not be transferred, sold, pledged or otherwise disposed of prior to the lapse of certain restrictions. Under the plans, $112 was charged to earnings in 1996 (zero in 1995 and $1,459 in 1994). At April 30, 1996, 395,099 shares were available to be granted under these plans to qualified employees.


CAPITAL STOCK:

The reported outstanding shares of common stock have been reduced by treasury stock totalling 3,145,398 shares at April 30, 1996 (3,207,385 at April 30, 1995, and 3,232,992 at April 30, 1994).
      The Board of Directors declared a three-for-two split of the common stock effective March 18, 1994. All share and per share data for the periods presented in the consolidated financial statements and notes thereto have been adjusted to reflect the split.
      Authorized capital includes 500,000 shares of preferred stock, none of which have been issued. Nonvoting share purchase rights, exercisable only upon satisfaction of certain conditions, entitle the holder to purchase Series A Junior Preferred Stock (160,000 shares reserved) or, under certain conditions, common shares at prices specified in the rights agreement. None of the rights were exercisable as of April 30, 1996.

PROVISION FOR BUSINESS AND FACILITIES REALIGNMENT:
In the fourth quarter of the year ended April 30, 1995, Kellwood Company recorded a $14,000 provision for business and facilities realignment related to the shut-down of its Saipan facility. Due to the net operating loss position of the subsidiary, the shutdown did not result in any significant tax deductions. In October, 1995 the Company received $2,750 in proceeds from the sale of assets in Saipan. The costs of the divestiture have remained in line with the provision established last year. The main cash components of the provision were $1,300 for employee termination costs consisting principally of severance pay and $900 for exit costs consisting principally of the losses on contractual obligations including lease termination losses. The remaining $11,800 of charges relates principally to non-cash asset write-offs. At April 30, 1996, $325 of the provision remained as a liability on the Company's balance sheet. Unaudited net sales from the Saipan operations were $6,600, $17,800 and $23,900 for the years ended
April 30, 1996, 1995 and 1994, respectively. Unaudited net operating losses from Saipan operations were $2,300, $11,600 and $3,000 for the years ended April 30, 1996, 1995 and 1994, respectively.

GAIN ON DISPOSAL ASSETS:
The gain on disposal of assets represents gains on the sale of certain excess export quota rights.

27
INTEREST INCOME AND OTHER, NET:

                                                       Year ended April 30,
                                             -------------------------------------
                                               1996           1995           1994
                                             -------------------------------------
Interest income...........................   $   412        $   437        $   839
Other, net................................     1,677          1,945          1,791
                                             -------        -------        -------

                                             $ 2,089        $ 2,382        $ 2,630
                                             =======        =======        =======

INCOME TAXES:
The provision for income taxes consisted of:

                                                        Year ended April 30,
                                               --------------------------------------
                                                 1996           1995           1994
                                               --------------------------------------
Current:
   Domestic:
     Federal..............................     $ 15,521       $ 15,314       $ 19,784
     State................................        3,000          3,000          3,000
   Foreign................................          795           (712)         3,156
                                               --------       --------       --------

                                                 19,316         17,602         25,940

Deferred (primarily federal)..............        1,184           (202)          (540)
                                               --------       --------       --------

                                               $ 20,500       $ 17,400       $ 25,400
                                               ========       ========       ========

Current income taxes are the amounts payable under the respective tax regulations on each year's earnings and on foreign earnings remitted during the year. Deferred income taxes included the following:

                                                      Year ended April 30,
                                           ----------------------------------------
                                                1996          1995           1994
                                           ----------------------------------------
Employee related costs.................... $    2,635     $    3,280      $   1,671
Depreciation and amortization.............     (2,022)        (1,580)          (299)
Allowance for asset valuations............        437         (2,356)        (1,235)
Provision for business and
 facilities realignment...................       (347)           551             76
Other.....................................        481            (97)          (753)
                                           ----------     ----------      ---------
                                           $    1,184     $     (202)     $    (540)
                                           ==========     ==========      =========

A reconciliation of the federal statutory income tax rate to the effective tax rate (provision for taxes) was as follows:

                                                         Year ended April 30,
                                               --------------------------------------
                                                 1996           1995           1994
                                               --------------------------------------
Statutory rate................................   35.0%          35.0%          35.0%
Foreign tax differences.......................    (.8)           (.9)             -
Amortization of intangible assets.............    5.7            9.2            5.6
Deductible acquisition costs..................      -           (5.2)             -
Provision for business and facilities
   realignment................................      -           17.2              -
State tax.....................................    4.0            6.8            3.2
Other.........................................   (1.7)          (1.0)          (2.2)
                                                 ----           ----           ----
                                                 42.2%          61.1%          41.6%
                                                 ====           ====           ====

Deferred income tax liabilities and assets consisted of the following:

                                                                    April 30,
                                                           ------------------------
                                                              1996           1995
                                                           ------------------------
Employee related costs......................               $  17,871      $  15,303
Depreciation and amortization...............                  14,765         17,329
Allowance for asset valuations..............                  (8,091)        (8,454)
Other ......................................                  (1,620)        (2,047)
                                                           ---------      ---------
                                                           $  22,925      $  22,131
                                                           =========      =========

Included in:
   Prepaid taxes and expenses...............               $ (15,166)     $ (15,867)
   Deferred income taxes and other..........                  38,091         37,998
                                                           ---------      ---------
                                                           $  22,925      $  22,131
                                                           =========      =========

Earnings before income taxes included $802 of Far East losses in 1996. Earnings before income taxes included $3,579 of Far East losses and a $14,000 provision for business and facilities realignment in 1995.
      Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are expected to be indefinitely reinvested abroad. Undistributed foreign earnings considered to be indefinitely reinvested abroad totaled $68,132 through April 30, 1996.

CASH FLOWS:
For purposes of the Consolidated Statement of Cash Flows, all highly liquid short-term time deposits maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and time deposits was not significant for the years ended April 30, 1996, 1995 and 1994.
      Interest paid in 1996 was $22,853 ($18,213 in 1995 and $ 14,838 in 1994)
and income taxes paid were $22,386 ($31,532 in 1995 and $18,700 in 1994).
Liabilities assumed in connection with the Investment in Subsidiaries totaled $57,323 in 1995 and $16,491 in 1994.

SIGNIFICANT CUSTOMERS:
Sales to J.C. Penney Company, Inc., totaled $142,857 for the year ended
April 30, 1996 ($134,523 for 1995 and $150,130 for 1994).  Receivables
included $17,095 due from J.C. Penney at April 30, 1996 ($15,325 at April 30,
1995).

28
COMMITMENTS AND CONTINGENCIES:
There are various lawsuits and other legal proceedings against the Company. Management and general counsel are of the opinion that the ultimate disposition of such litigation will have no material adverse effect on the Company's financial position or results of operations.

SELECTED QUARTERLY DATA (UNAUDITED):
                                                                 Quarter
                                            ------------------------------------------------
                                              First        Second       Third        Fourth
                                            ------------------------------------------------
Fiscal 1996:
   Net sales....................            $ 340,625    $ 425,635    $ 288,490    $ 411,286
   Gross profit.................               69,417       88,453       52,650       80,377
   Net earnings (loss)..........                5,644       14,019       (2,044)      10,405
   Earnings (loss) per share:
      Primary...................                  .27          .66         (.10)         .49
      Fully diluted.............                  .26          .65         (.09)         .49

Fiscal 1995:
   Net sales....................            $ 300,937    $ 376,024    $ 291,493    $ 396,312
   Gross profit.................               66,319       75,415       51,509       78,015
   Net earnings (loss)..........               10,711       11,117       (2,019)      (8,713)
   Earnings (loss) per share:
      Primary...................                  .51          .53         (.10)        (.41)
      Fully diluted.............                  .50          .52         (.09)        (.41)

INDUSTRY SEGMENT AND GEOGRAPHIC AREA INFORMATION:
All operations are in the apparel and related soft goods industry. A summary of operations by geographic area is presented in the column to the right. Substantially all Domestic and Far East sales are to U.S. customers. Sales and transfers between geographic areas were not significant and intercompany accounts have been eliminated.

                                                     Year ended April 30,
                                         -----------------------------------------
                                              1996          1995          1994
                                         -----------------------------------------
Net sales to customers:
   Domestic..........................    $ 1,316,656    $ 1,211,151    $ 1,044,409
   Far East..........................        149,380        153,615        158,677
                                         -----------    -----------    -----------
                                         $ 1,466,036    $ 1,364,766    $ 1,203,086
                                         ===========    ===========    ===========

Operating profit (loss):
   Domestic..........................    $    91,271    $    85,554    $    78,208
   Far East..........................            654         (2,879)        14,375
                                         -----------    -----------    -----------
                                              91,925         82,675         92,583
Provision for business and
 facilities realignment.............               -        (14,000)             -
Gain on disposal of assets..........               -            104          3,047
Interest expense....................         (22,937)       (19,116)       (15,634)
General corporate expense...........         (20,464)       (21,167)       (18,982)
                                         -----------    -----------    -----------
Earnings before income taxes........     $    48,524    $    28,496    $    61,014
                                         ===========    ===========    ===========

Assets at end of year:
   Domestic..........................    $   627,253    $   606,638    $   475,639
   Far East..........................         89,225         89,394        103,269
   Corporate.........................         80,210         72,105         62,949
                                         -----------    -----------    -----------
                                         $   796,688    $   768,137    $   641,857
                                         ===========    ===========    ===========

Capital expenditures:
   Domestic..........................    $    13,477    $     7,486    $     6,666
   Far East..........................          2,296          3,827          5,368
   Corporate.........................            638            345            430
                                         -----------    -----------    -----------
                                         $    16,411    $    11,658    $    12,464
                                         ===========    ===========    ===========

Depreciation and amortization:
   Domestic..........................    $    23,085    $    22,600    $    19,745
   Far East..........................          3,590          4,579          4,038
   Corporate.........................          1,508          1,112          1,330
                                         -----------    -----------    -----------
                                         $    28,183    $    28,291    $    25,113
                                         ===========    ===========    ===========

All of the gains on disposal of assets were Far East gains.

SUPPLEMENTAL SELECTED FINANCIAL DATA
(Dollars in thousands except per share data)

- --------------------------------------------------------------------------------------------------
                               1996           1995           1994           1993           1992
- --------------------------------------------------------------------------------------------------
Net sales.........         $ 1,466,036    $ 1,364,766    $ 1,203,086    $ 1,077,655      $ 914,926
Net earnings......              28,024         11,096         35,614         28,694         22,837
Earnings per
 share:
   Primary........                1.32            .53           1.71           1.39           1.26
   Fully diluted..                1.31            .52           1.68           1.36           1.23
Cash dividends
 declared per
 share............                 .60            .60            .55            .53            .53
Working capital...             238,068        236,922        262,406        197,518        218,931
Total assets......             796,688        768,137        641,857        636,455        537,992
Long-term debt....             125,443        144,793        153,014        102,923        110,566
Total debt........             272,406        277,336        170,940        203,808        126,589
Shareowners'
 equity...........             325,192        308,197        306,956        279,860        260,033
Equity per
 share............               15.32          14.59          14.64          13.51          12.66

NOTE:  All per share data have been adjusted to reflect stock splits.

29
SUPPLEMENTAL DATA:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (UNAUDITED)
Domestic operations include marketing-oriented branded businesses offering apparel and camping soft goods, and manufacturing-oriented private label units offering apparel products. Domestic operations produce goods in the United States, the Caribbean, and Canada. Far East operations produce high quality, competitively priced, private label cotton and cotton-blended shirts and blouses in Hong Kong, China and Sri Lanka. In addition to the Company's owned and leased plants, products are sourced through contracting relationships with other manufacturers in various countries. The Company sells its products through multiple channels of distribution, including national retail chains, department stores, specialty stores, mass merchants, mail order houses, sporting goods stores and other manufacturers.

RESULTS OF OPERATIONS
FISCAL 1996 In a difficult retail apparel climate, Kellwood was able to grow its business by $101 million, or 7%, to $1.466 billion. Womenswear represents 82% of Kellwood's total apparel volume and grew at 11% in fiscal year 1996. Of greater significance was a 16% growth in sales to the Company's top 20 accounts. These accounts represent the retailers who dominate their respective channels of distribution, and who are gaining market share as the retail industry continues to consolidate. Kellwood's top 20 customers represent 63% of sales.
      Sales by Domestic branded operations increased 12% for the year. The increase in branded sales is principally attributable to the acquisitions of Halmode Apparel and David Dart. Sales from the branded portfolio accounted for 73% of Kellwood's total volume for the year ended April 30, 1996. This compares to 70% last year and moves the Company closer to achieving its goal of 75% from the branded sector. The Domestic branded operations, with their overall higher margins, contributed significantly to total company earnings.
      Sales by Domestic private label operations declined 3% for the year. Adjusting last year's volume for the Home Fashions division which was sold in December, 1994, Domestic private label sales were up 4%. Operating profits in the Domestic private label portfolio were improved as a result of several successful private label programs with key customers as well as from the divestiture of the Home Fashions division.
      Sales by Far East operations were down 3% for the year due primarily to the shut down of the Saipan and Costa Rica facilities. Despite the decline in volume, operating profits improved as production shifted from the closed plant in Saipan to more efficient plants in Hong Kong/China and Sri Lanka.
In October, the Company received $2.7 million in proceeds from the sale of assets in Saipan. The costs of the divestiture have remained in line with the provision established in the fourth quarter last year.
      After adjusting fiscal 1995 for the $14 million shutdown provision, the Company achieved a 12% increase in consolidated net earnings on a 7% increase in sales for the year because of changes in sourcing, leveraging overhead spending and efficient operation of the private label facilities. The increase in interest expense correlates with the increase in average outstanding debt.

FISCAL 1995 Sales by Domestic branded operations were up $157 million or 20%. The increase in branded sales was principally attributable to the recent acquisitions of Halmode and David Dart. Within the branded group, operating results were mixed causing an overall decline in margins. In response to this decline two relatively small underperforming divisions (California Ivy and de'corp) were consolidated with larger units to create synergies as well as generate future savings in overhead. In addition, the Company repositioned two other branded units (AJ Brandon and Melrose) to strengthen their merchandising, sourcing, management and overall direction.
      Sales by Domestic private label operations increased 4% or $10 million over the prior year. Apparel sales, which accounted for over 90% of the Domestic private label sales, were up a strong 16% for the year due primarily to growth in the private label programs with several key retailers.
Operating profits in the Domestic private label portfolio were improved as a result of these successful programs. The Home Fashions business which represented the remaining portion of the Domestic private label portfolio was sold in December 1994 at an after tax loss of approximately $1 million.
      Sales by Far East operations were down 3% or $5 million for fiscal 1995. Weak demand for woven dress shirts, intense margin pressure, and production difficulties all contributed to significantly lower Far East margins. Included in the results for the year and the loss for the fourth quarter is a $14 million, or $0.65 per share, charge for closing Smart Shirts' plant in Saipan.
      Fiscal 1994's results were favorably impacted by a $3 million gain on the disposal of certain excess export quota rights. The value of Hong Kong quota has subsequently dropped. As a result, Kellwood only sold a small amount of excess quota in 1995 realizing a negligible gain of $0.1 million.

30
      The increase in amortization expense results from increased intangible assets associated with recent acquisitions. The increase in interest expense correlates with the increase in average outstanding debt. The increase in the effective tax rate is primarily due to the shut-down of the Saipan facility which closed in a net operating loss position and therefore did not result in any significant tax deductions.

FISCAL 1994 Sales by Domestic branded operations were up $175 million or 28% reflecting the continued success of Kellwood's acquisition strategy. The increase in branded sales is approximately 55% attributable to acquisitions with the remaining 45% from internal growth of existing business units. The internal growth was attributable to increased volume with existing and new accounts as well as several marketing programs initiated in 1994. The growth in the Domestic branded operations with their overall higher margins contributed significantly to the improvement in total Company earnings.
      Sales by Domestic private label operations were down 16%, or $45 million, below the level reported last year principally because Sears closed its catalog operation. Operating profits in the Domestic private label portfolio were adversely affected by the decline in sales and by continuing margin pressure, especially in the lingerie market.
      Sales by Far East operations decreased $4 million, or 3% below the prior year. The decline in sales was caused by changes in capacity as production was shifted among plants. During 1994, Kellwood's manufacturing capacity was expanded in China and Sri Lanka, and productivity was improved in Hong Kong. Far East operating margins improved significantly from 1993 because of these changes.
      Improved earnings were achieved as the result of greater sales volume, more effective sourcing, increased branded product sales, and a reduction in the overall effective tax rate. The increase in amortization expense results from increased intangible assets associated with recent acquisitions. The increase in interest expense correlates with the increase in average outstanding debt. The decrease in the effective tax rate is due to changes in the earnings mix.

FINANCIAL CONDITION
The current ratio was 1.8 to 1 at April 30, 1996 as compared to 1.9 to 1 at April 30, 1995. The decrease in the current ratio was partially due to increased short-term debt as an additional $10 million of scheduled maturities on long-term debt shifted to current status. Inventory levels have also increased because of a significant increase in the amount of product sourced offshore. In 1996, Kellwood increased its mix of product sourced offshore to 54% from 46% the previous year. The increase in accounts payable correlates with the increase in inventory.
      Cash used for investing activities and cash provided by financing activities were both substantially higher last year because of the acquisition of Halmode Apparel in September, 1994. Capital expenditures, excluding acquisitions and related payments, were $16 million in 1996 compared with $12 million in both 1995 and 1994. There are no material commitments for capital expenditures as of April 30, 1996. No funds were repatriated from Far East operations in 1996 nor 1995, compared with $10 million in 1994.
      Total debt represents 46% of capitalization at April 30, 1996 as compared to 47% at April 30, 1995. In June, 1994 Kellwood negotiated a $120 million fully committed revolving credit agreement. At April 30, 1996 the entire $120 million was available for future borrowings. The Company is currently renegotiating a new credit facility agreement in the amount of $300 million of which up to $200 million can be utilized for short-term loans and up to $200 million can be utilized for letters of credit. The new credit facility will become effective in June, 1996.
      Cash provided by operations and borrowings under various lines of credit are the primary sources of liquidity. The combined operating, cash and equity position of the Company should continue to provide the capital flexibility necessary to fund future opportunities as well as to meet existing obligations.

OUTLOOK
The demand for popular-to-moderately priced women's apparel has been weak, and the retail apparel climate has been difficult. The retail community has been and will continue to be in a mode of consolidation resulting in more store closings, continued price deflation and margin pressure throughout the entire supply chain.
      Kellwood has responded by realigning its assets and internal capabilities with the requirements of its retail customers and the ultimate consumer. These steps are likely to result in lower sales volume. However, operating margins are expected to continue to improve through reduced overhead, improved sourcing, and a more rationalized product and customer mix.