Form 10-K405, Exhibit 13
period 1997-04-30
KELLWOOD CO
filed 1997-07-15
CIK 55080

Kellwood Company and Subsidiaries                                   EXHIBIT 13
FINANCIAL HIGHLIGHTS
(Dollars in thousands except per share data)

                                                                 YEAR ENDED APRIL 30,
------------------------------------------------------------------------------------------------
                                                           1997          1996           1995
------------------------------------------------------------------------------------------------
Net Sales...............................               $ 1,521,005    $ 1,466,036    $ 1,364,766
                                                       ===========    ===========    ===========

Net Earnings............................               $    37,596    $    28,024    $    11,096
                                                       ===========    ===========    ===========

Per Share Data:
Net Earnings:
  Primary...............................               $      1.78    $      1.32    $       .53
                                                       ===========    ===========    ===========

  Fully diluted.........................               $      1.75    $      1.31    $       .52
                                                       ===========    ===========    ===========

Cash Dividends Declared.................               $       .60    $       .60    $       .60
                                                       ===========    ===========    ===========

COMMON STOCK DATA
---------------------------------------------------------------------------------------------------
                                                     Fiscal 1997                Fiscal 1996
---------------------------------------------------------------------------------------------------
                                             Stock Price                  Stock Price
                                           ---------------   Dividends  ---------------   Dividends
                                            High      Low      Paid      High      Low      Paid
---------------------------------------------------------------------------------------------------
First Quarter (July 31)......             $18 1/2   $16        $.15    $20       $16 7/8    $.15
Second Quarter (October 31)..              18 1/4    15 3/4     .15     22 7/8    18         .15
Third Quarter (January 31)...              22 5/8    17 3/4     .15     20 7/8    13 7/8     .15
Fourth Quarter (April 30)....              27 1/8    22 1/4     .15     16 3/4    13 3/4     .15

Common stock of Kellwood Company is traded on the New York Stock Exchange, ticker symbol KWD. At June 9, 1997, there were approximately 1,623 shareowners of record and 3,498 shareowners in the Dividend Reinvestment Plan. The projected annual dividend rate is $.64 after the $.16 regular quarterly dividend declared in May 1997.

REPORTS OF MANAGEMENT AND INDEPENDENT ACCOUNTANTS


REPORT OF MANAGEMENT
--------------------

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

      The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, the internal auditors and Price Waterhouse LLP to discuss audit and financial reporting matters. Both the internal auditors and Price Waterhouse LLP have direct access to the Audit Committee.



    /s/  William J. McKenna

    William J. McKenna
    Chairman and Chief Executive Officer


    /s/  Hal J. Upbin

    Hal J. Upbin
    President and Chief Operating Officer

    /s/  James C. Jacobsen

    James C. Jacobsen
    Vice Chairman

REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------

TO THE SHAREOWNERS AND BOARD OF DIRECTORS OF KELLWOOD COMPANY:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareowners' equity present fairly, in all material respects, the financial position of Kellwood Company and its subsidiaries at April 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Kellwood's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


    /s/ Price Waterhouse LLP

    St. Louis, Missouri
    May 29, 1997

Kellwood Company and Subsidiaries
CONSOLIDATED STATEMENT OF EARNINGS
(Dollars in thousands except per share data)

                                                   YEAR ENDED APRIL 30,
----------------------------------------------------------------------------------
                                           1997             1996          1995
----------------------------------------------------------------------------------
Net Sales.............................. $1,521,005       $1,466,036     $1,364,766

Costs and Expenses:
  Cost of products sold................  1,211,548        1,175,139      1,093,508
  Selling, general and administrative
   expenses............................    209,371          206,058        196,918
  Provision for business and facilities
   realignment.........................          -                -         14,000
  Amortization of intangible assets....     15,373           15,467         15,214
  Interest expense.....................     21,566           22,937         19,116
  Interest income and other, net.......     (1,679)          (2,089)        (2,486)
                                        ----------       ----------     ----------

Earnings Before Income Taxes...........     64,826           48,524         28,496

Income Taxes...........................     27,230           20,500         17,400
                                        ----------       ----------     ----------


Net Earnings........................... $   37,596       $   28,024     $   11,096
                                        ==========       ==========     ==========
Earnings Per Share:

  Primary.............................. $     1.78       $     1.32     $      .53
                                        ==========       ==========     ==========

  Fully diluted........................ $     1.75       $     1.31     $      .52
                                        ==========       ==========     ==========
See notes to consolidated financial statements.

Kellwood Company and Subsidiaries
CONSOLIDATED BALANCE SHEET
(Dollars in thousands except per share data)

                                                            YEAR ENDED APRIL 30,
--------------------------------------------------------------------------------
                                                              1997        1996
--------------------------------------------------------------------------------
ASSETS

Current Assets:
   Cash, including time deposits of $18,039
    ($15,457 in 1996)..................................... $  22,513   $  25,043
   Receivables, net......................................    271,629     235,108
   Inventories...........................................    298,938     264,583
   Prepaid taxes and expenses............................     28,444      19,624
                                                           ---------   ---------

      Total Current Assets..............................     621,524     544,358

Property, Plant and Equipment...........................     177,754     170,344
 Less accumulated depreciation and amortization.......      (114,954)   (106,536)
                                                           ---------   ---------

                                                              62,800      63,808

Intangible Assets, net.................................      113,873     120,401
Other Assets...........................................       76,390      68,121
                                                           ---------   ---------

                                                           $ 874,587   $ 796,688
                                                           =========   =========

LIABILITIES AND SHAREOWNERS' EQUITY

Current Liabilities:
   Current portion of long-term debt....................   $  15,409   $  18,198
   Notes payable........................................     159,129     128,765
   Accounts payable.....................................     122,049      98,148
   Accrued expenses.....................................      77,823      61,179
                                                           ---------   ---------

      Total Current Liabilities........................      374,410     306,290

Long-Term Debt.........................................      109,831     125,443
Deferred Income Taxes and Other........................       42,532      39,763

Shareowners' Equity:
   Common stock, par value $.01 per share, authorized
    50,000,000 shares; issued and outstanding
    21,121,487 shares (21,228,599 in 1996)..............      99,077      94,562
   Retained earnings....................................     293,986     269,060
   Cumulative translation adjustment....................      (8,280)     (8,800)
                                                           ---------   ---------

                                                             384,783     354,822
   Less treasury stock, at cost.........................     (36,969)    (29,630)
                                                           ---------   ---------

                                                             347,814     325,192
                                                           ---------   ---------


                                                           $ 874,587   $ 796,688
                                                           =========   =========

See notes to consolidated financial statements.

Kellwood Company and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands except per share data)

                                                               YEAR ENDED APRIL 30,

---------------------------------------------------------------------------------------
                                                              1997     1996     1995

---------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net earnings..........................................  $ 37,596  $ 28,024  $ 11,096
   Add (deduct) items not affecting operating
    cash flows:
      Depreciation and amortization......................    28,277    28,183    28,291
      Provision for business and facilities realignment..         -         -    14,000
      Increase in prepaid pension costs..................    (8,100)   (7,597)   (7,396)
      Deferred income taxes..............................    (7,471)      794     1,326
      Other..............................................       882       864      (709)
                                                           --------  --------  --------

                                                             51,184    50,268    46,608

Changes in noncash working capital components,
 net of effects of acquisitions:
   Receivables...........................................   (33,685)    4,937   (27,014)
   Inventories...........................................   (32,061)  (25,122)  (21,880)
   Prepaid expenses......................................       465       362    (1,446)
   Accounts payable and accrued expenses.................    37,898    17,517   (13,700)
                                                           --------  --------  --------

        Net cash provided by (used for)
         operating activities............................    23,801    47,962   (17,432)
                                                           --------  --------  --------

INVESTING ACTIVITIES:
   Additions to property, plant and equipment............   (11,644)  (16,411)  (11,658)
   Proceeds from disposal of assets......................         -     2,750     4,724
   Investment in subsidiaries............................   (11,849)   (4,935)  (55,218)
   Other investing activities............................       693       615     1,342
                                                           --------  --------  --------

        Net cash (used for) investing activities.........   (22,800)  (17,981)  (60,810)
                                                           --------  --------  --------

FINANCING ACTIVITIES:
   Proceeds from notes payable, net......................    30,364     4,498    90,439
   Proceeds from issuance of long-term debt..............         -         -       395
   Reduction of long-term debt...........................   (18,216)   (9,428)   (9,256)
   Stock transactions under incentive plans..............     2,771     1,610     2,730
   Purchase of treasury stock............................    (5,780)        -         -
   Dividends paid........................................   (12,670)  (12,700)  (12,650)
                                                           --------  --------  --------

        Net cash (used for) provided by financing
         activities......................................    (3,531)  (16,020)   71,658
                                                           --------  --------  --------

Net increase (decrease) in cash and time deposits........    (2,530)   13,961    (6,584)
Cash and time deposits - beginning of year...............    25,043    11,082    17,666
                                                           --------  --------  --------

Cash and time deposits - end of year.....................  $ 22,513  $ 25,043  $ 11,082
                                                           ========  ========  ========

See notes to consolidated financial statements.

Kellwood Company and Subsidiaries
CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
(Dollars in thousands except per share data)

--------------------------------------------------------------------------------------------------
                                            Common Stock       Treasury                Cumulative
                                            ------------         Stock     Retained    Translation
                                         Shares      Amount      Amount    Earnings    Adjustment
---------------------------------------------------------------------------------------------------
Balance, May 1, 1994.................  20,960,675    $90,657    $(30,065)  $255,290     $(8,926)
         Net earnings................                                        11,096
         Cash dividends declared,
          $.60 per share.............                                       (12,650)
         Shares issued under stock
          plans......................     153,177      2,504         455
         Treasury stock acquired in
          conjunction with incentive
          plans......................     (23,077)                  (468)
         Debentures converted........      38,044        239
         Currency translation
          adjustment.................                                                        65
                                       ----------    -------    --------   --------     -------

Balance, April 30, 1995..............  21,128,819     93,400     (30,078)   253,736      (8,861)
         Net earnings................                                        28,024
         Cash dividends declared,
          $.60 per share.............                                       (12,700)
         Shares issued under stock
          plans......................     112,782      1,127         752
         Treasury stock acquired in
          conjunction with incentive
          plans......................     (17,894)                  (304)
         Debentures converted........       4,892         35
         Currency translation
          adjustment.................                                                        61
                                       ----------    -------    --------   --------     -------

Balance, April 30, 1996..............  21,228,599     94,562     (29,630)   269,060      (8,800)
         Net earnings................                                        37,596
         Cash dividends declared,
          $.60 per share.............                                       (12,670)
         Shares issued under stock
          plans......................     268,494      4,330         495
         Treasury stock acquired in
          conjunction with incentive
          plans......................     (80,514)                (2,068)
         Treasury stock acquired
          under repurchase program       (324,300)                (5,766)
         Debentures converted........      29,208        185
         Currency translation
          adjustment.................                                                       520
                                       ----------    -------    --------   --------     -------

Balance, April 30, 1997..............  21,121,487    $99,077    $(36,969)  $293,986     $(8,280)
                                       ==========    =======    ========   ========     =======

See notes to consolidated financial statements.

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


 3.    INVENTORIES AND REVENUE RECOGNITION:

       Inventories are stated at the lower of cost or market. The first-in, first-out (FIFO) method is used to determine the value of 44% of the domestic inventories, and the last-in, first-out (LIFO) method is used to value the remaining domestic inventories. Inventories of foreign subsidiaries are valued using the specific identification method. Sales are recognized when goods are shipped.


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


 6.    IMPAIRMENT OF ASSETS:

       The Company reviews long-lived assets, goodwill and other intangibles to assess recoverability from future operations using expected undiscounted future cash flows whenever events and circumstances indicate that the carrying values may not be recoverable. Impairment losses are recognized in operating results when expected undiscounted future cash flows are less than the carrying value of the asset.

 7.    INCOME TAXES:

       Income taxes are based upon income for financial reporting purposes. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of Statement of Financial Accounting Standards No. 109.


 8.    FOREIGN CURRENCY TRANSLATION:

       Foreign currency financial statements are translated into United States dollars using period-end rates of exchange for assets and liabilities and monthly average rates of exchange for income and expenses. Adjustments resulting from translation are accumulated in the Cumulative Translation Adjustment component of Shareowners' Equity. Gains or losses from foreign currency transactions are included in income in the period in which they occur. The net foreign currency gains and losses recognized in 1997, 1996 and 1995 were not significant.


 9.    EARNINGS PER SHARE:

       Primary earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding of 21,130,829 for the year ended April 30, 1997 (21,170,220 for 1996 and 21,079,698 for
1995). Common stock equivalents are excluded from the primary earnings per share computation because their dilutive effect is not significant. During 1997, 29,208 shares of common stock were issued upon conversion of 9% convertible subordinated debentures. Had the conversions taken place on May 1, 1996, primary earnings per share for 1997 would not have been significantly different.

       The calculation of fully diluted earnings per share includes common stock equivalents in addition to the weighted average shares outstanding as defined above and assumes that all convertible debentures were converted to common stock at the beginning of the year. The average number of shares used in the fully diluted computation was 21,532,648 in 1997 (21,380,273 in 1996 and 21,366,121 in 1995). Net earnings are increased by the after tax interest on the convertible debentures in the computation of fully diluted earnings per share.

10.    STOCK-BASED COMPENSATION:

       Kellwood Company uses the intrinsic value method for measuring stock-based compensation cost. Under this method, compensation cost is the excess, if any, of the quoted market price of Kellwood's common stock at the grant date over the amount the employee must pay for the stock. Kellwood's policy is to grant stock options at fair market value at the date of grant.


ACQUISITIONS:

       All of the capital stock of Halmode Apparel, Inc., which designs and markets branded apparel, was purchased for cash on September 30, 1994. The acquisition has been accounted for using the purchase method and, accordingly, the results of operations are included in the Consolidated Statement of Earnings from the date of acquisition. Assets acquired and liabilities assumed were recorded at their estimated fair market value, and the excess costs over net tangible assets are being amortized over the estimated useful lives of the related intangible assets. Had the purchase taken place May 1, 1994, unaudited pro forma consolidated net sales would have been $1,426,278 for the year ended April 30, 1995. Consolidated net earnings and earnings per share would not have been significantly different.

ALLOWANCE FOR DOUBTFUL ACCOUNTS:

       The allowance for doubtful accounts at April 30, 1997, was $5,536 ($5,225 at April 30, 1996).


INVENTORIES:

       Inventory valued under the LIFO method totaled $144,801 at April 30, 1997 ($122,549 at April 30, 1996). The remainder of the inventory was valued using the FIFO and specific identification methods. If LIFO inventories had been valued at current replacement costs, they would have totaled $153,564 at April 30, 1997 ($132,688 at April 30, 1996).

                                                                         April 30,
                                                                    -------------------
                                                                      1997       1996
                                                                    -------------------
Finished goods...................................                   $127,630   $110,207
Work in process..................................                     98,607     91,682
Raw materials....................................                     72,701     62,694
                                                                    --------   --------

                                                                    $298,938   $264,583
                                                                    ========   ========
PROPERTY, PLANT AND EQUIPMENT:

                                                                        April 30,
                                                                  ---------------------
                                                                     1997        1996
                                                                  ---------------------
Land..............................................                $   3,520   $   3,511
Buildings and improvements........................                   80,005      79,598
Machinery and equipment...........................                   94,229      87,235
                                                                  ---------   ---------

                                                                    177,754     170,344

Less accumulated depreciation
 and amortization.................................                 (114,954)   (106,536)
                                                                  ---------   ---------

                                                                  $  62,800   $  63,808
                                                                  =========   =========

      The amounts above include the cost and accumulated amortization of assets under capital leases (primarily buildings) of $12,512 and $11,700, respectively, at April 30, 1997, and $12,512 and $11,348, respectively, at April 30, 1996.

      Certain machinery and equipment are leased under operating leases having remaining terms ranging up to 6 years. Rent expense under all operating leases for the year ended April 30, 1997 totaled $16,035 ($15,969 for 1996 and $14,327 for 1995).

      The future minimum lease payments under capital and operating leases at April 30, 1997, were as follows:

                                                                      ------------------
                                                                      Capital  Operating
                                                                      ------------------
1998...............................................                   $   538  $  13,814
1999...............................................                       431      9,665
2000...............................................                       370      6,783
2001...............................................                       585      4,605
2002...............................................                       296      3,664
Later years........................................                       634      4,262
                                                                      -------  ---------

Total minimum lease payments.......................                     2,854  $  42,793
                                                                               =========

Less amount representing interest..................                      (605)
                                                                      -------

Present value of net minimum lease payments........                   $ 2,249
                                                                      =======

      Minimum lease payments were not reduced for future minimum sublease rentals of $1,496.


INTANGIBLE ASSETS:
                                                                         April 30,
                                                                    -------------------
                                                                      1997       1996
                                                                    -------------------
Goodwill..........................................                  $109,491   $100,765
Other identifiable intangibles....................                    81,446     90,840
                                                                    --------   --------
                                                                     190,937    191,605
Less accumulated amortization.....................                   (77,064)   (71,204)
                                                                    --------   --------

                                                                    $113,873   $120,401
                                                                    ========   ========

Other identifiable intangible assets consist primarily of trademarks, customer lists, contractor networks and agreements not to compete.


NOTES PAYABLE AND LONG-TERM DEBT:

1.    NOTES PAYABLE:

      The Company entered into a credit facility agreement on May 31, 1996, in the amount of $300,000, which expires October 30, 1999. Under the agreement, up to $200,000 can be utilized for short-term loans and up to $200,000 can be utilized for letters of credit provided that the combined utilization does not exceed $300,000. Each borrowing under the agreement bears interest at one of several specified rates dependent upon several factors including the Company's leverage ratio, senior debt rating and the applicable Eurodollar margin. At April 30, 1997, outstanding short-term loans and letters of credit under the agreement were $0 and $130,187, respectively. Covenants are less restrictive than those currently existing for Kellwood's notes due insurance companies.
      During the year ended April 30, 1997, the highest level of borrowings under all lines was $220,821 ($191,446 for 1996). For the year, the average daily short-term borrowings were $159,221 ($153,100 for 1996) and the weighted average interest rate was 5.8% (6.2% for 1996).

2.    LONG-TERM DEBT:

                                                                         April 30,
                                                                    -------------------
                                                                      1997       1996
                                                                    -------------------
Notes due insurance companies, 6.90% - 10.77%.....                  $122,355   $140,165
Capital lease obligations, 4.9% - 10.2%...........                     2,249      2,655
9% convertible subordinated debentures............                       636        821
                                                                    --------   --------

                                                                     125,240    143,641
Less current maturities...........................                   (15,409)   (18,198)
                                                                    --------   --------

                                                                    $109,831   $125,443
                                                                    ========   ========

      Aggregate maturities on long-term debt for the next five years are as follows: 1998 - $15,409; 1999 - $15,329; 2000 - $15,927; 2001 - $10,533; 2002
- $15,272.

      Notes payable to insurance companies are due in quarterly and semiannual installments from June 1997 through September 2005. Restrictive covenants of these notes include the maintenance of minimum working capital and certain key ratios as well as a limitation on the payment of dividends and the repurchase of Company stock. Under the most restrictive covenants, future dividends and purchases of Company stock are limited to $56,676 plus 45% of net earnings after April 30, 1997, excluding gains and losses on the disposal of capital assets.

      The 9% convertible subordinated debentures may be converted into common stock by debenture holders at a rate of $6.33 per share at any time prior to maturity on October 15, 1999, subject to certain restrictions. Also, subject to certain restrictions, the debentures are redeemable, in whole or in part, at the option of the Company at predetermined redemption prices.


ACCRUED EXPENSES:

                                                                         April 30,
                                                                    -------------------
                                                                      1997       1996
                                                                    -------------------
Salaries and employee benefits..............                        $32,284     $28,924
Income taxes................................                         13,814         323
Other accrued expenses......................                         31,725      31,932
                                                                    -------     -------

                                                                    $77,823     $61,179
                                                                    =======     =======

EMPLOYEE BENEFIT PLANS:

1.    RETIREMENT PLANS AND POST RETIREMENT BENEFITS:

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

      The total credit under all retirement plans was $(3,318), $(3,626), and $(3,593) in 1997, 1996, and 1995, respectively. The total credits reflect $(7,901), $(7,240), and $(7,109) for defined benefit plans.

      The net credit for defined benefit plans included the following components:

                                                               Year ended April 30,
                                                           ---------------------------
                                                             1997     1996      1995
                                                           ---------------------------
Current service cost..............................         $ 1,867  $  1,790   $ 1,715
Interest cost on projected benefit
 obligation.......................................           4,244     4,052     3,989
Return on assets:
   Actual return..................................          (9,923)  (23,968)   (8,386)
   Deferred actuarial gain (loss).................             (18)   14,957      (355)
                                                           -------  --------   -------
     Assumed return...............................          (9,941)   (9,011)   (8,741)
Amortization of transition asset and
 prior service costs..............................          (4,071)   (4,071)   (4,072)
                                                           -------  --------   -------

        Net pension credit........................         $(7,901) $ (7,240)  $(7,109)
                                                           =======  ========   =======

The funded status of the defined benefit plans was as follows:

                                                                      --------------------------
                                                                        1997              1996
                                                                      --------------------------
Plan assets at fair value...........................                  $142,522          $137,540
                                                                      --------          --------
Actuarial present value of benefit obligation:
   Vested benefits...................................                   46,256            45,809
   Non vested benefits...............................                    3,179             3,285
                                                                      --------          --------
   Accumulated benefit obligation....................                   49,435            49,094
   Impact of future salary increases.................                    4,915             4,689
                                                                      --------          --------
Projected benefit obligation.........................                   54,350            53,783
                                                                      --------          --------
Plan assets in excess of projected benefit obligation                   88,172            83,757
Unamortized transition asset.........................                   (3,496)           (7,424)
Unamortized prior service costs......................                     (321)             (465)
Unrecognized actuarial gains.........................                  (14,195)          (13,809)
                                                                      --------          --------

         Prepaid pension costs included in other assets.              $ 70,160          $ 62,059
                                                                      ========          ========

      The discount rate used in determining the projected benefit obligation was 8.0% for 1997, 8.0% for 1996 and 8.25% for 1995. The rate of increase in future compensation levels was 5.0% for 1997, 5.0% for 1996 and 5.5% for 1995. The assumed long-term rate of return on plan assets was 8.0% in each year. The assets of the retirement plans consist primarily of marketable equity securities, U.S. Government obligations, corporate debt obligations and short-term marketable debt securities.

      The Company provides health care insurance benefits to certain employees upon retirement. The annual costs of these benefits in 1997, 1996 and 1995 were not significant.


2.    INCENTIVE COMPENSATION PLANS:

      The amended Restricted Stock Compensation Plan of 1969 and the Corporate Development Incentive Plan of 1986 provide for the granting of common stock to key employees as performance and incentive bonuses. The shares granted may not be transferred, sold, pledged or otherwise disposed of prior to the lapse of certain restrictions. Under the plans, $1,999 was charged to earnings in 1997 ($112 in 1996, and zero in 1995). At April 30, 1997, 387,800 shares were available to be granted under these plans to qualified employees.

      Options to purchase common stock have been granted to key employees under various plans at option prices not less than the fair market value on the date of the grant. At April 30, 1997, 131 officers and other key employees held options to purchase shares. The options expire 10 years after grant on dates ranging from May 1997 to August 2006 and are exercisable in cumulative installments only after stated intervals of time and are conditional upon active employment, except for periods following disability or retirement.

      The Company uses the intrinsic value method in accounting for its stock option plans. Had compensation cost for the Company's stock options been recognized based upon the fair value on the grant date under the methodology prescribed by SFAS 123, "Accounting for Stock-based Compensation," the Company's net earnings and earnings per share for the years ended April 30, 1997 and 1996 would have been impacted as indicated in the following table (in millions, except per share):


---------------------------------------------------------------------------------------
        Year ended April 30,                                          1997       1996
---------------------------------------------------------------------------------------
Reported net earnings                                               $37,596     $28,024
Pro forma net earnings                                              $37,078     $27,732
Reported fully diluted earnings per share                           $  1.75     $  1.31
Pro forma fully diluted earnings per share                          $  1.73     $  1.30
---------------------------------------------------------------------------------------

      The fair value of options granted (which is recorded as expense over the option vesting period in determining the pro forma impact), is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:


------------------------------------------------------------------------------------------
        Year ended April 30,                                  1997              1996
------------------------------------------------------------------------------------------
Expected life option                                         5 years           5 years
Risk-free interest rate                                   6.27% to 6.36%    6.05% to 6.17%
Expected volatility of Kellwood stock                          35%               35%
Expected dividend yield on Kellwood stock                     3.69%             2.89%
------------------------------------------------------------------------------------------

      The weighted-average grant date fair value of options granted was $4.77 to $4.83 for 1997 and $6.45 to $6.63 for 1996.

      The pro forma effect on net earnings for 1997 and 1996 is not representative of the pro forma effect on net earnings in future years because it does not take into consideration pro forma compensation related to grants made prior to 1996.
      Presented below is a summary of stock option plans' activity for the years shown:

------------------------------------------------------------------------------------
                                                                         Wtd. Avg.
                                                         Options      Exercise Price
                                                         -------      --------------
Balance, May 1, 1994                                      903,928         $16.21
                  Granted                                 394,900         $20.20
                  Exercised                               (32,680)        $11.43
                  Canceled                                 (3,510)        $19.42
                                                        ---------

Balance, April 30, 1995                                 1,262,638         $17.58
                  Granted                                 380,500         $20.32
                  Exercised                               (25,800)        $12.93
                  Canceled                                   (225)        $10.75
                                                        ---------

Balance, April 30, 1996                                 1,617,113         $18.30
                  Granted                                 408,000         $16.14
                  Exercised                              (210,573)        $14.33
                  Canceled                                (88,415)        $19.06
                                                        ---------
Balance, April 30, 1997                                 1,726,125         $18.23
                                                        =========

The following summarizes for options outstanding and exercisable at April 30, 1997:

-------------------------------------------------------------------------
                           Options Outstanding
-------------------------------------------------------------------------
  Range of                            Wtd. Avg.               Wtd. Avg.
   Prices         Number           Remaining Life          Exercise Price
  --------        ------           --------------          --------------
 $ 6.04- 9.92      46,115              3 yrs.                  $ 7.45
 $12.29-13.79     101,630              4 yrs.                  $12.49
 $16.13-19.96     960,210              7 yrs.                  $17.98
 $20.31-24.88     618,170              8 yrs.                  $20.37
                  -------

 $ 6.04-24.88   1,726,125              7 yrs.                  $18.23
                =========
-------------------------------------------------------------------------
                         Options Exercisable
-------------------------------------------------------------------------
  Range of                             Wtd. Avg.               Wtd. Avg.
   Prices         Number           Remaining Life          Exercise Price
  --------        ------           --------------          --------------
 $ 6.04- 9.92      46,115              3 yrs.                  $ 7.45
 $12.29-13.79     101,630              4 yrs.                  $12.49
 $16.13-19.96     349,255              6 yrs.                  $19.14
 $20.31-24.88     181,780              8 yrs.                  $20.51
                  -------

 $ 6.04-24.88     678,780              6 yrs.                  $17.72
                  =======
-------------------------------------------------------------------------

CAPITAL STOCK:

     The reported outstanding shares of common stock have been reduced by treasury stock totaling 3,499,326 shares at April 30, 1997 (3,145,398 at April 30, 1996, and 3,207,385 at April 30, 1995). On September 30, 1996,
Kellwood Company adopted a common stock repurchase program. The Company is authorized to repurchase up to 10% of the approximately 21,000,000 shares of its common stock outstanding at that date. As of April 30, 1997, approximately 324,000 shares have been repurchased under this program.

     Authorized capital includes 500,000 shares of preferred stock, none of which have been issued. Nonvoting share purchase rights, exercisable only upon satisfaction of certain conditions, entitle the holder to purchase Series A Junior Preferred Stock (160,000 shares reserved) or, under certain conditions, common shares at prices specified in the rights agreement. None of the rights were exercisable as of April 30, 1997.


PROVISION FOR BUSINESS AND FACILITIES REALIGNMENT:

     In the fourth quarter of fiscal 1995, Kellwood Company recorded a $14,000 provision for business and facilities realignment related to the shut-down of its Saipan facility which was substantially complete by April 30, 1996.
Actual costs incurred remained in line with the established provision. Unaudited net sales from the Saipan operations were $6,600 and $17,800 for the years ended April 30, 1996 and 1995, respectively. Unaudited net operating losses from Saipan operations were $2,300 and $11,600 for the years ended April 30, 1996 and 1995, respectively.


INTEREST INCOME AND OTHER, NET:

                                                              Year ended April 30,
                                                          ---------------------------
                                                           1997       1996      1995
                                                          ---------------------------
Interest income...........................                $1,066     $  412    $  437
Other, net................................                   613      1,677     2,049
                                                          ------     ------    ------

                                                          $1,679     $2,089    $2,486
                                                          ======     ======    ======

INCOME TAXES:

                  The provision for income taxes consisted of:

                                                  Year ended April 30,
                                             ------------------------------
                                              1997        1996       1995
                                             ------------------------------
Current:
   Domestic:
     Federal..............................   $28,144    $15,521     $15,314
     State................................     4,543      3,000       3,000
   Foreign................................     2,015        795        (712)
                                             -------    -------     -------

                                              34,702     19,316      17,602

Deferred (primarily federal)..............    (7,472)     1,184        (202)
                                             -------    -------     -------

                                             $27,230    $20,500     $17,400
                                             =======    =======     =======

      Current income taxes are the amounts payable under the respective tax regulations on each year's earnings and on foreign earnings remitted during the year. Deferred income taxes included the following:

                                                  Year ended April 30,
                                             ------------------------------
                                               1997       1996       1995
                                             ------------------------------
Employee related costs....................   $ 2,330    $ 2,635     $ 3,280
Depreciation and amortization.............    (1,180)    (2,022)     (1,580)
Allowance for asset valuations............    (9,130)       437      (2,356)
Other.....................................       508        134         454
                                             $(7,472)   $ 1,184     $  (202)
                                             =======    =======     =======

      A reconciliation of the federal statutory income tax rate to the effective tax rate (provision for taxes) was as follows:

                                                                Year ended April 30,
                                                            -----------------------------
                                                              1997      1996      1995
                                                            -----------------------------
Statutory rate................................                35.0%     35.0%     35.0%
Foreign tax differences.......................                 1.4       (.8)      (.9)
Amortization of intangible assets.............                 4.3       5.7       9.2
Deductible acquisition costs..................                  -        -        (5.2)
Provision for business and facilities
   realignment................................                  -        -        17.2
State tax.....................................                 3.5       4.0       6.8
Other.........................................                (2.2)     (1.7)     (1.0)
                                                              ----      ----      ----
                                                              42.0%     42.2%     61.1%
                                                              ====      ====      ====

      Deferred income tax liabilities and assets consisted of the following:

                                                               Year ended April 30,
                                                        --------------------------------
                                                          1997        1996        1995
                                                        --------------------------------
Employee related costs....................              $ 20,494    $ 17,871    $ 15,303
Depreciation and amortization.............                13,292      14,765      17,329
Allowance for asset valuations............               (17,221)     (8,091)     (8,454)
Other.....................................                (1,111)     (1,620)     (2,047)
                                                        --------    --------    --------
                                                        $ 15,454    $ 22,925    $ 22,131
                                                        ========    ========    ========

Included in:
               Prepaid taxes and expenses.............  $(24,437)   $(15,166)   $(15,867)
                 Deferred income taxes and other......    39,891      38,091      37,998
                                                        --------    --------    --------
                                                        $ 15,454    $ 22,925    $ 22,131
                                                        ========    ========    ========


Earnings before income taxes included $6,465 of Far East earnings in 1997. Earnings before income taxes included $802 of Far East losses in 1996 and $3,579 of Far East losses and a $14,000 provision for business and facilities realignment in 1995.

   Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are expected to be indefinitely reinvested abroad. Undistributed foreign earnings considered to be indefinitely reinvested abroad totaled $64,866 through April 30, 1997.

CASH FLOWS:

   For purposes of the Consolidated Statement of Cash Flows, all highly liquid short-term time deposits maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and time deposits was not significant for the years ended April 30, 1997, 1996 and 1995.

   Interest paid in 1997 was $22,108 ($22,853 in 1996 and $18,213 in 1995) and
income taxes paid were $22,443 ($22,386 in 1996 and $31,532 in 1995).
Liabilities assumed in connection with the Investment in Subsidiaries totaled $321 in 1997.


SIGNIFICANT CUSTOMERS:

   Sales to J.C. Penney Company, Inc., totaled $157,148 for the year ended April 30, 1997 ($142,857 for 1996 and $134,523 for 1995). Receivables
included $37,065 due from J.C. Penney at April 30, 1997 ($17,095 at April 30,
1996).


COMMITMENTS AND CONTINGENCIES:

   There are various lawsuits and other legal proceedings against the Company. Management and general counsel are of the opinion that the ultimate disposition of such litigation will have no material adverse effect on the Company's financial position or results of operations.

SELECTED QUARTERLY DATA (UNAUDITED):

                                              ----------------------------------------
                                               First     Second      Third     Fourth
                                              ----------------------------------------
Fiscal 1997:
   Net sales....................              $327,435  $429,435   $315,791   $448,344
   Gross profit.................                65,531    87,684     61,692     94,550
   Net earnings.................                 5,818    14,438      2,025     15,315
   Earnings per share:
      Primary...................                   .27       .68        .10        .73
      Fully diluted.............                   .27       .67        .09        .72

Fiscal 1996:
   Net sales....................              $340,625  $425,635   $288,490   $411,286
   Gross profit.................                69,417    88,453     52,650     80,377
   Net earnings (loss)..........                 5,644    14,019     (2,044)    10,405
   Earnings (loss) per share:
      Primary...................                   .27       .66       (.10)       .49
      Fully diluted.............                   .26       .65       (.09)       .49

INDUSTRY SEGMENT AND GEOGRAPHIC AREA INFORMATION:

   All operations are in the apparel and related soft goods industry. A summary of operations by geographic area is presented in the column to the right. Substantially all Domestic and Far East sales are to U.S. customers. Sales and transfers between geographic areas were not significant and intercompany accounts have been eliminated.

                                                            Year ended April 30,
                                                  ----------------------------------------
                                                     1997            1996         1995
                                                  ----------------------------------------
Net sales to customers:
   Domestic..........................             $1,367,810      $1,316,656    $1,211,151
   Far East..........................                153,195         149,380       153,615
                                                  ----------      ----------    ----------

                                                  $1,521,005      $1,466,036    $1,364,766
                                                  ==========      ==========    ==========

Operating profit (loss):
   Domestic..........................             $  104,015      $   91,271    $   85,554
   Far East..........................                  9,286             654        (2,879)
                                                  ----------      ----------    ----------

                                                     113,301          91,925        82,675
Provision for business and
 facilities realignment.............                       -               -       (14,000)
Interest expense....................                 (21,566)        (22,937)      (19,116)
General corporate expense and other.                 (26,909)        (20,464)      (21,063)
                                                  ----------      ----------    ----------

Earnings before income taxes........              $   64,826      $   48,524    $   28,496
                                                  ==========      ==========    ==========

Assets at end of year:
   Domestic..........................             $  684,504      $  627,253    $  606,638
   Far East..........................                 93,210          89,225        89,394
   Corporate.........................                 96,873          80,210        72,105
                                                  ----------      ----------    ----------

                                                  $  874,587      $  796,688    $  768,137
                                                  ==========      ==========    ==========

Capital expenditures:
   Domestic..........................             $    7,364      $   13,477    $    7,486
   Far East..........................                  4,051           2,296         3,827
   Corporate.........................                    229             638           345
                                                  ----------      ----------    ----------

                                                  $   11,644      $   16,411    $   11,658
                                                  ==========      ==========    ==========

Depreciation and amortization:
   Domestic..........................             $   23,767      $   23,085    $   22,600
   Far East..........................                  2,639           3,590         4,579
   Corporate.........................                  1,871           1,508         1,112
                                                  ----------      ----------    ----------

                                                  $   28,277      $   28,183    $   28,291
                                                  ==========      ==========    ==========

Kellwood Company and Subsidiaries
SUPPLEMENTAL SELECTED FINANCIAL DATA
(Dollars in thousands except per share data)

-------------------------------------------------------------------------------------------
                                 1997        1996         1995         1994         1993
-------------------------------------------------------------------------------------------
Net sales..........           $1,521,005  $1,466,036   $1,364,766   $1,203,086   $1,077,655

Net earnings.......               37,596      28,024       11,096       35,614       28,694
Earnings per
 share:
   Primary..........                1.78        1.32          .53         1.71         1.39
   Fully diluted....                1.75        1.31          .52         1.68         1.36
Cash dividends
 declared per
 share.............                  .60         .60          .60          .55          .53
Working capital....              247,114     238,068      236,922      262,406      197,518
Total assets.......              874,587     796,688      768,137      641,857      636,455
Long-term debt.....              109,831     125,443      144,793      153,014      102,923
Total debt.........              284,369     272,406      277,336      170,940      203,808
Shareowners'
 equity............              347,814     325,192      308,197      306,956      279,860
Equity per
 share.............                16.47       15.32        14.59        14.64        13.51

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


RESULTS OF OPERATIONS

FISCAL 1997

      Sales by Domestic branded operations increased by $35 million or 3% for the year. The increase in branded sales was principally attributable to growth in popular-to-moderately priced women's apparel as Kellwood continued to gain market share in this segment with the leading retailers. In addition, the Company's new and expanding marketing initiatives contributed to increased Domestic branded sales. Sales from the branded portfolio accounted for 73% of Kellwood's total volume for the year ended April 30, 1997, which is consistent with the prior year. The Domestic branded operations have continued to contribute significantly to total company earnings and operating margins have shown improvement as a result of more efficient overhead spending.

      Sales by Domestic private label operations increased by $16 million or 7% for the year. Sales and operating profits for the Domestic private label portfolio have increased during the year as a result of several successful private label programs with key retailers and gains in efficiencies at private label facilities.

      Sales by Far East operations increased by $4 million or 3% for the year. Far East operations have continued to gain market share in the better dress shirt and sport shirt categories while improving customer mix. Operating profits have also shown continued improvement as a result of the sale of the Saipan plant in fiscal 1996 and continued movement of Far East resources and operations to improve efficiencies.

      The Company achieved a 34% increase in net earnings on a 4% increase in sales for the year primarily due to increased operating efficiencies and several marketing initiatives. The decrease in interest expense correlates with a decrease in average outstanding debt for the year.



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

FISCAL 1995

      Sales by Domestic branded operations were up $157 million or 20%. The increase in branded sales was principally attributable to the recent
acquisitions of Halmode and David Dart.   Within the branded group, operating
results were mixed causing an overall decline in margins. In response to this decline two relatively small under performing divisions (California Ivy and de'corp) were consolidated with larger units to create synergies as well as generate future savings in overhead. In addition, the Company repositioned two other branded units (AJ Brandon and Melrose) to strengthen their merchandising, sourcing, management and overall direction.

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



FINANCIAL CONDITION

      The current ratio remained relatively constant at 1.7 to 1 at April 30, 1997, as compared to 1.8 to 1 at April 30, 1996. The decrease in the current ratio was partially due to increased notes payable incurred to service current year debt instalment payments and to fund inventory purchases in support of the growth of the business. In addition, the timing of income tax payments resulted in increased accrued expenses. Accounts payable has also increased in line with inventory levels, which remain in balance with anticipated future demand. The increase in accounts receivable correlates with a significant increase in fourth quarter 1997 sales, as compared to the prior year.

      Cash used for investing activities for the current year includes approximately $7 million for the purchase of the assets of a small business acquired to complement one of Kellwood's existing business units. Capital expenditures for the prior year included approximately $5 million used to purchase an office and warehouse facility for another Kellwood business unit. There are no material commitments for capital expenditures as of April 30, 1997. During fiscal 1997, funds totaling $8 million were repatriated from the Company's Far East operations, while no funds were repatriated during 1996 or 1995.

      Total debt represents 45% of capitalization at April 30, 1997, as compared to 46% at April 30, 1996. Kellwood maintains a $300 million credit facility agreement of which up to $200 million can be utilized for short-term loans and up to $200 million can be utilized for letters of credit. At April 30, 1997, $170 million was available for future use. In September 1996, the Board of Directors authorized the Company to repurchase up to 10% of the outstanding shares of its common stock in the open market through privately negotiated transactions at management's discretion and depending on market conditions. As of April 30, 1997, the Company had purchased 324,000 shares at a total cost of $5.8 million.

      Cash provided by operations and borrowings under various lines of credit are the primary sources of liquidity. The combined operating, cash and equity position of the Company should continue to provide the capital flexibility necessary to fund future opportunities as well as to meet existing obligations.



OUTLOOK


      Kellwood expects solid growth to continue in fiscal 1998 due to a general improving trend in consumer demand and conditions at retail. In addition, the turnaround taking place in our restructured divisions, steps we have taken to enhance the price/value proposition of our products to the consumer, and a number of new and expanding marketing programs and initiatives across all three business portfolios are expected to contribute to our growth.

      A portion of the earnings and cash flow generated by this growth will be reinvested in management information systems and technology, and in warehousing and distribution facilities. Such expenditures will be made in keeping with the goals and objectives of Kellwood's Vision 2000 initiative.