Form 10-K405, Exhibit 13
period 1998-04-30
KELLWOOD CO
filed 1998-07-21
CIK 55080

Kellwood Company and Subsidiaries                                                Exhibit 13
FINANCIAL HIGHLIGHTS
(Dollars in thousands except per share data)

                                                 YEAR ENDED APRIL 30,
-------------------------------------------------------------------------------------------
                                          1998                 1997                  1996
-------------------------------------------------------------------------------------------
Net Sales                              $1,781,582            $1,521,005          $1,466,036
                                       ==========            ==========          ==========
Net Earnings                           $   42,747            $   37,596          $   28,024
                                       ==========            ==========          ==========

Per Share Data:
Net Earnings:
   Basic                               $     2.00            $     1.78          $     1.32
                                       ==========            ==========          ==========
   Diluted                             $     1.95            $     1.75          $     1.31
                                       ==========            ==========          ==========
Cash Dividends Declared                $      .64            $      .60          $      .60
                                       ==========            ==========          ==========


COMMON STOCK DATA

------------------------------------------------------------------------------------------------------------------------
                                                        Fiscal 1998                              Fiscal 1997
------------------------------------------------------------------------------------------------------------------------
                                                    Stock Price                             Stock Price
                                            --------------------------     Dividends   --------------------    Dividends
                                               High            Low           Paid        High        Low         Paid
------------------------------------------------------------------------------------------------------------------------
First Quarter (July 31)......               $34 1/2          $23 7/8         $.16      $18 1/2      $16         $.15
Second Quarter (October 31)..                38 9/16          30 7/8          .16       18 1/4       15 3/4      .15
Third Quarter (January 31)...                36               26 5/16         .16       22 5/8       17 3/4      .15
Fourth Quarter (April 30)....                34 5/8           29 1/8          .16       27 1/8       22 1/4      .15

Common stock of Kellwood Company is traded on the New York Stock Exchange, ticker symbol KWD. At June 8, 1998, there were approximately 1,454 shareowners of record and 3,400 shareowners in the Dividend Reinvestment Plan. The current annual dividend rate per year is $.64.

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



    /s/ William J. McKenna

    William J. McKenna
    Chairman



    /s/ Hal J. Upbin

    Hal J. Upbin
    President and Chief Executive Officer



    /s/ James C. Jacobsen

    James C. Jacobsen
    Vice Chairman

REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------

TO THE SHAREOWNERS AND BOARD OF DIRECTORS OF KELLWOOD COMPANY:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareowners' equity present fairly, in all material respects, the financial position of Kellwood Company and its subsidiaries at April 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Kellwood's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


    /s/ Price Waterhouse LLP

    St. Louis, Missouri
    May 28, 1998


Kellwood Company and Subsidiaries
CONSOLIDATED STATEMENT OF EARNINGS
(Dollars in thousands except per share data)

                                                                         YEAR ENDED APRIL 30,
--------------------------------------------------------------------------------------------------------
                                                          1998                 1997              1996
--------------------------------------------------------------------------------------------------------
Net Sales                                              $1,781,582           $1,521,005        $1,466,036

Costs and Expenses:
     Cost of products sold                              1,428,812            1,211,548         1,175,139
     Selling, general and administrative
       expenses                                           235,961              209,371           206,058

     Amortization of intangible assets                     15,160               15,373            15,467
     Interest expense                                      28,874               21,566            22,937
     Interest income and other, net                        (1,172)              (1,679)           (2,089)
                                                       ----------           ----------        ----------

Earnings Before Income Taxes                               73,947               64,826            48,524

Income Taxes                                               31,200               27,230            20,500
                                                       ----------           ----------        ----------

Net Earnings                                           $   42,747           $   37,596        $   28,024
                                                       ==========           ==========        ==========

Earnings Per Share:

     Basic                                             $     2.00           $     1.78        $     1.32
                                                       ==========           ==========        ==========

     Diluted                                           $     1.95           $     1.75        $     1.31
                                                       ==========           ==========        ==========



See notes to consolidated financial statements.


Kellwood Company and Subsidiaries
CONSOLIDATED BALANCE SHEET
(Dollars in thousands except per share data)

                                                                                    YEAR ENDED APRIL 30,
---------------------------------------------------------------------------------------------------------------
                                                                                 1998                     1997
---------------------------------------------------------------------------------------------------------------
ASSETS

Current Assets:
   Cash, including time deposits of $22,628
    ($18,039 in 1997)                                                       $   31,752                $  22,513
   Receivables, net                                                            320,104                  271,629
   Inventories                                                                 374,472                  298,938
   Prepaid taxes and expenses                                                   32,655                   28,444
                                                                            ----------                ---------
      Total Current Assets                                                     758,983                  621,524

Property, Plant and Equipment                                                  190,425                  177,754
   Less accumulated depreciation and amortization                             (124,479)                (114,954)
                                                                            ----------                ---------

                                                                                65,946                   62,800

Intangible Assets, net                                                         105,425                  113,873
Other Assets                                                                    85,159                   76,390
                                                                            ----------                ---------

                                                                            $1,015,513                $ 874,587
                                                                            ==========                =========

LIABILITIES AND SHAREOWNERS' EQUITY

Current Liabilities:
   Current portion of long-term debt                                        $   15,298                $  15,409
   Notes payable                                                               141,736                  159,129
   Accounts payable                                                            110,725                  122,049
   Accrued expenses                                                             74,746                   77,823
                                                                            ----------                ---------

      Total Current Liabilities                                                342,505                  374,410

Long-Term Debt                                                                 242,720                  109,831
Deferred Income Taxes and Other                                                 46,123                   42,532

Shareowners' Equity:
   Common stock, par value $.01 per share, authorized
    50,000,000 shares; issued and outstanding 21,510,373
    shares (21,121,487 in 1997)                                                109,657                   99,077
   Retained earnings                                                           323,035                  293,986
   Cumulative translation adjustment                                            (8,542)                  (8,280)
                                                                            ----------                ---------

                                                                               424,150                  384,783
   Less treasury stock, at cost                                                (39,985)                 (36,969)
                                                                            ----------                ---------

                                                                               384,165                  347,814
                                                                            ----------                ---------

                                                                            $1,015,513                $ 874,587
                                                                            ==========                =========

See notes to consolidated financial statements.


Kellwood Company and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)

                                                                                        YEAR ENDED APRIL 30,
------------------------------------------------------------------------------------------------------------------------
                                                                           1998                 1997              1996
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net earnings                                                          $ 42,747             $ 37,596          $ 28,024
   Add (deduct) items not affecting operating
    cash flows:
     Depreciation and amortization                                         29,638               28,277            28,183
     Increase in prepaid pension costs                                     (7,860)              (8,100)           (7,597)
     Deferred income taxes                                                    342               (7,471)              794
     Other                                                                  2,538                  882               864
                                                                         --------             --------          --------
                                                                           67,405               51,184            50,268

Changes in noncash working capital components:
   Receivables,net                                                        (48,475)             (33,685)            4,937
   Inventories                                                            (75,534)             (32,061)          (25,122)
   Prepaid expenses                                                        (4,211)                 465               362
   Accounts payable and accrued expenses                                  (14,401)              37,898            17,517
                                                                         --------             --------          --------

      Net cash provided by (used for)
       operating activities                                               (75,216)              23,801            47,962
                                                                         --------             --------          --------

INVESTING ACTIVITIES:
   Additions to property, plant and equipment                             (18,403)             (11,644)          (16,411)
   Proceeds from disposal of assets                                             -                    -             2,750
   Investment in subsidiaries                                              (6,810)             (11,849)           (4,935)
   Other investing activities                                                 417                  693               615
                                                                         --------             --------          --------

      Net cash (used for) investing activities                            (24,796)             (22,800)          (17,981)
                                                                         --------             --------          --------

FINANCING ACTIVITIES:
   Net proceeds from (reduction of) notes payable                         (17,393)              30,364             4,498
   Proceeds from issuance of long-term debt                               148,327                    -                 -
   Reduction of long-term debt                                            (15,549)             (18,216)           (9,428)
   Stock transactions under incentive plans                                 7,564                2,771             1,610
   Purchase of treasury stock                                                   -               (5,780)                -
   Dividends paid                                                         (13,698)             (12,670)          (12,700)
                                                                         --------             --------          --------

      Net cash provided by (used for) financing
       activities                                                         109,251               (3,531)          (16,020)
                                                                         --------             --------          --------

Net increase (decrease) in cash and time deposits                           9,239               (2,530)           13,961
Cash and time deposits - beginning of year                                 22,513               25,043            11,082
                                                                         --------             --------          --------

Cash and time deposits - end of year                                     $ 31,752             $ 22,513          $ 25,043
                                                                         ========             ========          ========

See notes to consolidated financial statements.

Kellwood Company and Subsidiaries
CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
(Dollars in thousands except per share data)

----------------------------------------------------------------------------------------------------------------------------
                                                        Common Stock              Treasury                   Cumulative
                                                        ------------               Stock          Retained   Translation
                                                   Shares           Amount         Amount         Earnings   Adjustment
----------------------------------------------------------------------------------------------------------------------------
Balance, May 1, 1995........                     21,128,819       $ 93,400       $ (30,078)        $253,736         $(8,861)
   Net earnings................                                                                      28,024
   Cash dividends declared,
    $.60 per share.............                                                                     (12,700)
   Shares issued under stock
    plans......................                     112,782          1,127             752
   Treasury stock acquired in
    conjunction with incentive
    plans......................                     (17,894)                          (304)
   Debentures converted........                       4,892             35
   Currency translation
    adjustment.................                                                                                          61
                                                 ----------       --------       ---------         --------         -------
Balance, April 30, 1996........                  21,228,599         94,562         (29,630)         269,060          (8,800)
   Net earnings................                                                                      37,596
   Cash dividends declared,
    $.60 per share.............                                                                     (12,670)
   Shares issued under stock
    plans......................                     268,494          4,330             495
   Treasury stock acquired in
    conjunction with incentive
    plans......................                     (80,514)                        (2,068)
   Treasury stock acquired
    under repurchase program                       (324,300)                        (5,766)
   Debentures converted........                      29,208            185
   Currency translation
    adjustment.................                                                                                         520
                                                 ----------       --------       ---------         --------         -------

Balance, April 30, 1997........                  21,121,487         99,077         (36,969)         293,986          (8,280)
  Net earnings................                                                                       42,747
   Cash dividends declared,
    $.64 per share.............                                                                     (13,698)
   Shares issued under stock
    plans......................                     463,064         10,427             261
   Treasury stock acquired in
    conjunction with incentive
    plans......................                     (98,329)                        (3,277)
   Debentures converted........                      24,151            153
   Currency translation
    adjustment.................                                                                                        (262)
                                                 ----------       --------       ---------         --------         -------

Balance, April 30, 1998.......                   21,510,373       $109,657       $ (39,985)        $323,035         $(8,542)
                                                 ==========       ========       =========         ========         =======


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

 3.   INVENTORIES AND REVENUE RECOGNITION:

      Inventories are stated at the lower of cost or market. The first-in, first-out (FIFO) method is used to determine the value of 40% of the domestic inventories, and the last-in, first-out (LIFO) method is used to value the remaining domestic inventories. Inventories of foreign subsidiaries are valued using the specific identification method. Sales are recognized when goods are shipped.

 4.   PROPERTY, PLANT AND EQUIPMENT:

      Property, plant and equipment are stated at cost. A significant portion of domestic manufacturing facilities and some machinery and equipment are leased under long-term capital leases which are recorded at the beginning of the lease term at the present value of the minimum lease payments.

      Depreciation is computed generally on the declining balance method over estimated useful lives of 15 to 20 years for buildings and of 3 to 10 years for machinery and equipment. Leasehold improvements are amortized principally on the straight-line basis over the shorter of their estimated useful lives or the remaining lease term.

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

 7.   INCOME TAXES:

      Income taxes are based upon income for financial reporting purposes. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 109.

 8.   FOREIGN CURRENCY TRANSLATION:

      Foreign currency financial statements are translated into United States dollars using period-end rates of exchange for assets and liabilities and monthly average rates of exchange for income and expenses. Adjustments resulting from translation are accumulated in the Cumulative Translation Adjustment component of Shareowners' Equity. Gains or losses from foreign currency transactions are included in income in the period in which they occur. The net foreign currency gains and losses recognized in 1998, 1997 and 1996 were not significant.

 9.   EARNINGS PER SHARE:

      In the fiscal year ended April 30, 1998, the Company adopted SFAS No. 128, "Earnings per Share" which establishes standards for computing and presenting earnings per share. Basic earnings per common share considers only the weighted average of common shares outstanding while diluted earnings per common share considers the dilutive effects of stock options, incentive shares and convertible securities. Previously reported earnings per share are the same as the amounts computed pursuant to SFAS No. 128. A reconciliation of basic earnings per common share and diluted earnings per common share follows (dollars and shares in thousands except per share amounts):


BASIC EARNINGS PER SHARE COMPUTATION                             1998                 1997                1996
                                                                 ----                 ----                ----
Numerator:
  Net earnings                                                 $ 42,747             $ 37,596            $ 28,024
                                                               --------             --------            --------
Denominator:
  Average common shares outstanding                              21,408               21,131              21,170

Basic Earnings Per Share                                       $   2.00             $   1.78            $   1.32
                                                               --------             --------            --------


DILUTED EARNINGS PER SHARE COMPUTATION
Numerator:
  Net earnings                                                 $ 42,747             $ 37,596            $ 28,024
  Impact of assumed conversions:
    debenture interest after-tax                                     37                   39                  44
                                                               --------             --------            --------
                                                               $ 42,784             $ 37,635            $ 28,068
                                                               --------             --------            --------

Denominator:
  Average common shares outstanding                              21,408               21,131              21,170
  Impact of assumed debenture conversions                            93                  118                 130
  Impact of stock options                                           445                  284                  80
                                                               --------             --------            --------
                                                                 21,946               21,533              21,380
                                                               --------             --------            --------

Diluted Earnings Per Share                                     $   1.95             $   1.75            $   1.31
                                                               --------             --------            --------

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


11.   NEW ACCOUNTING STANDARDS:

      In June 1997, the Financial Accounting Standards Board issued SFAS
No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is evaluating the effects these statements will have on its financial reporting and disclosures. The statements will have no effect on the Company's results of operations, financial position, capital resources or liquidity. SFAS No. 130 will first be adopted in the Company's fiscal 1999 first quarter interim financial report. SFAS No. 131 will require additional segment disclosures and will first be adopted in the Company's fiscal 1999 Annual Report.


ALLOWANCE FOR DOUBTFUL ACCOUNTS:

      The allowance for doubtful accounts at April 30, 1998, was $11,033 ($5,536 at April 30, 1997).

INVENTORIES:

      Inventory valued under the LIFO method totaled $199,286 at April 30, 1998 ($144,801 at April 30, 1997). The remainder of the inventory was valued using the FIFO and specific identification methods. If LIFO inventories had been valued at current replacement costs, they would have totaled $209,529 at April 30, 1998 ($153,564 at April 30, 1997).

                                                                    April 30,
                                                      ----------------------------------
                                                         1998                    1997
                                                      ----------------------------------
Finished goods...................................      $ 175,953               $ 127,630
Work in process..................................        128,051                  98,607
Raw materials....................................         70,468                  72,701
                                                       ---------               ---------
                                                       $ 374,472               $ 298,938
                                                       =========               =========

PROPERTY, PLANT AND EQUIPMENT:

                                                                    April 30,
                                                      ----------------------------------
                                                         1998                    1997
                                                      ----------------------------------
Land                                                   $   3,528               $   3,520
Buildings and improvements                                84,269                  80,005
Machinery and equipment                                  102,628                  94,229
                                                       ---------               ---------
                                                         190,425                 177,754

Less accumulated depreciation
 and amortization                                       (124,479)               (114,954)
                                                       ---------               ---------
                                                       $  65,946               $  62,800
                                                       =========               =========

      The amounts above include the cost and accumulated amortization of assets under capital leases (primarily buildings) of $12,464 and $12,021, respectively, at April 30, 1998, and $12,512 and $11,700, respectively, at April 30, 1997.

      Certain machinery and equipment are leased under operating leases having remaining terms ranging up to 6 years. Rent expense under all operating leases for the year ended April 30, 1998 totaled $18,276 ($16,035 for 1997 and $15,969 for 1996).

      The future minimum lease payments under capital and operating leases at April 30, 1998, were as follows:

                                                      ---------------------------------
                                                       Capital                Operating
                                                      ---------------------------------
1999                                                  $     397                $ 17,908
2000                                                        370                  13,546
2001                                                        585                  11,058
2002                                                        296                   8,751
2003                                                        296                   6,646
Later years                                                 338                  16,939
                                                      ---------                --------
Total minimum lease payments                              2,282                $ 74,848
                                                                               ========
Less amount representing interest                          (440)
                                                      ---------
Present value of net minimum lease payments           $   1,842
                                                      =========

      Minimum lease payments were not reduced for future minimum sublease rentals of $1,032.

INTANGIBLE ASSETS:

                                                                   April 30,
                                                      ---------------------------------
                                                         1998                   1997
                                                      ---------------------------------
Goodwill                                              $ 116,301               $ 109,491
Other identifiable intangibles                           81,106                  81,446
                                                      ---------               ---------
                                                        197,407                 190,937
Less accumulated amortization                           (91,982)                (77,064)
                                                      ---------               ---------
                                                      $ 105,425               $ 113,873
                                                      =========               =========

Other identifiable intangible assets consist primarily of trademarks, customer lists, contractor networks and agreements not to compete.

NOTES PAYABLE AND LONG-TERM DEBT:

1.    NOTES PAYABLE:

      The Company entered into a credit facility agreement on May 31, 1996, in the amount of $300,000, which expires October 30, 1999. Under the agreement, up to $200,000 can be utilized for short-term loans and up to $200,000 can be utilized for letters of credit provided that the combined utilization does not exceed $300,000. Each borrowing under the agreement bears interest at one of several specified rates dependent upon several factors including the Company's leverage ratio, senior debt rating and the applicable Eurodollar margin. At April 30, 1998, outstanding short-term loans and letters of credit under the agreement were $0 and $133,000 respectively. Covenants are less restrictive than those currently existing for Kellwood's notes due insurance companies.

      During the year ended April 30, 1998, the highest level of borrowings under all lines was $275,554 ($220,821 for 1997). For the year, the average daily short-term borrowings were $179,479 ($159,221 for 1997) and the weighted average interest rate was 6.1% (5.8% for 1997).

2.    LONG-TERM DEBT:

                                                                   April 30,
                                                      ---------------------------------
                                                         1998                   1997
                                                      ---------------------------------
7.625% Debentures due October 15, 2017                $ 148,371               $    -
Notes due insurance companies, 6.90% - 10.77%           107,323                 122,355
Capital lease obligations, 4.9% - 10.2%                   1,841                   2,249
9% convertible subordinated debentures                      483                     636
                                                      ---------               ---------
                                                        258,018                 125,240
Less current maturities                                 (15,298)                (15,409)
                                                      ---------               ---------
                                                      $ 242,720               $ 109,831
                                                      =========               =========

      Aggregate maturities on long-term debt for the next five years are as follows: 1999 - $15,298; 2000 - $16,256; 2001 - $10,532; 2002 - $15,272; 2003
- $38,167.

      The Company issued $150,000 of 20 year senior unsecured debentures in a public debt offering on October 27, 1997. The debentures, due October 15, 2017, have a coupon rate of 7.625% payable semi-annually. Proceeds from the sale of debentures were used to repay short-term bank borrowings.
Restrictive covenants of these debentures are less restrictive than the covenants associated with the notes due insurance companies discussed below.

      Notes payable to insurance companies are due in quarterly and semiannual installments from June 1998 through September 2005. Restrictive covenants of these notes include the maintenance of minimum working capital and certain key ratios as well as a limitation on the payment of dividends and the repurchase of Company stock. Under the most restrictive covenants, future dividends and purchases of Company stock are limited to $65,743 plus 45% of net earnings after April 30, 1998, excluding gains and losses on the disposal of capital assets.

      The 9% convertible subordinated debentures may be converted into common stock by debenture holders at a rate of $6.33 per share at any time prior to maturity on October 15, 1999, subject to certain restrictions. Also, subject to certain restrictions, the debentures are redeemable, in whole or in part, at the option of the Company at predetermined redemption prices.

ACCRUED EXPENSES:

                                                                   April 30,
                                                      ---------------------------------
                                                         1998                   1997
                                                      ---------------------------------
Salaries and employee benefits                        $  35,098               $  32,284
Income taxes                                              7,380                  13,814
Other accrued expenses                                   32,268                  31,725
                                                      ---------               ---------
                                                      $  74,746               $  77,823
                                                      =========               =========

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

      The total credit under all retirement plans was $(1,777), $(3,318), and $(3,626) in 1998, 1997, and 1996, respectively. The total credits reflect $(7,756), $(7,901), and $(7,240) for defined benefit plans.

      The net credit for defined benefit plans included the following components:

                                                                          Year ended April 30,
                                                      -----------------------------------------------------------
                                                         1998                     1997                      1996
                                                      -----------------------------------------------------------
Current service cost                                  $   2,085                $  1,867                 $  1,790
Interest cost on projected benefit
 obligation                                               4,456                   4,244                    4,052
Return on assets:
   Actual return                                        (20,641)                 (9,923)                 (23,968)
   Deferred actuarial gain (loss)                        10,065                     (18)                  14,957
                                                      ---------                --------                 --------
     Assumed return                                     (10,576)                 (9,941)                  (9,011)
Amortization of transition asset and
 prior service costs                                     (3,721)                 (4,071)                  (4,071)
                                                      ---------                --------                 --------
      Net pension credit                              $  (7,756)               $ (7,901)                $ (7,240)
                                                      =========                ========                 ========

The funded status of the defined benefit plans was as follows:

                                                                            -----------------------------
                                                                               1998                1997
                                                                            -----------------------------
Plan assets at fair value                                                   $ 158,373           $ 142,522
                                                                            ---------           ---------
Actuarial present value of benefit obligation:
      Vested benefits                                                          52,684              46,256
      Non vested benefits                                                       4,749               3,179
                                                                            ---------           ---------
      Accumulated benefit obligation                                           57,433              49,435
      Impact of future salary increases                                         5,179               4,915
                                                                            ---------           ---------
Projected benefit obligation                                                   62,612              54,350
                                                                            ---------           ---------
Plan assets in excess of projected benefit obligation                          95,761              88,172
Unamortized transition liability/(asset)                                           33              (3,496)
Unamortized prior service costs                                                   (95)               (321)
Unrecognized actuarial gains                                                  (15,798)            (14,195)
                                                                            ---------           ---------

         Prepaid pension costs included in other assets                     $  79,901           $  70,160
                                                                            =========           =========

      The discount rate used in determining the projected benefit obligation was 7.5% for 1998, 8.0% for 1997 and 8.0% for 1996. The rate of increase in future compensation levels was 4.5% for 1998, 5.0% for 1997 and 5.0% for 1996. The assumed long-term rate of return on plan assets was 8.0% in each year. The assets of the retirement plans consist primarily of marketable equity securities, U.S. Government obligations, corporate debt obligations and short-term marketable debt securities.

      The Company provides health care insurance benefits to certain employees upon retirement. The annual costs of these benefits in 1998, 1997 and 1996 were not significant.


2.    INCENTIVE COMPENSATION PLANS:

      The amended Restricted Stock Compensation Plan of 1969 and the Corporate Development Incentive Plan of 1986 provide for the granting of common stock to key employees as performance and incentive bonuses. The shares granted may not be transferred, sold, pledged or otherwise disposed of prior to the lapse of certain restrictions. Under the plans, $2,129 was charged to earnings in 1998 ($1,999 in 1997, and $112 in 1996). At April 30, 1998,
299,881 shares were available to be granted under these plans to qualified employees.

      Options to purchase common stock have been granted to key employees under various plans at option prices not less than the fair market value on the date of the grant. At April 30, 1998, 135 officers and other key employees held options to purchase shares. The options expire 10 years after grant on dates ranging from May 1998 to August 2007 and are exercisable in cumulative installments only after stated intervals of time and are conditional upon active employment, except for periods following disability or retirement.

      The Company uses the intrinsic value method in accounting for its stock option plans. Had compensation cost for the Company's stock options been recognized based upon the fair value on the grant date under the methodology prescribed by SFAS 123, "Accounting for Stock-based Compensation," the Company's net earnings and earnings per share for the years ended April 30, 1998,1997 and 1996 would have been impacted as indicated in the following table:


------------------------------------------------------------------------------------
     Year ended April 30,                    1998            1997             1996
------------------------------------------------------------------------------------
Reported net earnings                      $ 42,747        $ 37,596         $ 28,024
Pro forma net earnings                     $ 41,832        $ 37,078         $ 27,732
Reported diluted earnings per share        $   1.95           $1.75            $1.31
Pro forma diluted earnings per share       $   1.91           $1.73            $1.30

------------------------------------------------------------------------------------

      The fair value of options granted (which is recorded as expense over the option vesting period in determining the pro forma impact), is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:


------------------------------------------------------------------------------------
     Year ended April 30,                    1998            1997             1996
------------------------------------------------------------------------------------
Expected life option                       5 years         5 years           5 years
                                              5.8%            6.3%              6.0%
Risk-free interest rate                    to 6.6%         to 6.4%           to 6.2%
Expected volatility of
 Kellwood stock                                36%             35%               35%
Expected dividend yield
 on Kellwood stock                           3.69%           3.69%             2.89%
------------------------------------------------------------------------------------

      The weighted-average grant date fair value of options granted was $4.88 to $11.36 for 1998, $4.77 to $4.83 for 1997 and $6.45 to $6.63 for 1996.

      The pro forma effect on net earnings for 1998, 1997 and 1996 is not representative of the pro forma effect on net earnings in future years because it does not take into consideration pro forma compensation related to grants made prior to 1996.

      Presented below is a summary of stock option plans' activity for the years shown:

------------------------------------------------------------------------------------------------
                                                                              Wtd. Avg.
                                                          Options           Exercise Price
                                                          -------           --------------
Balance, May 1, 1995                                     1,262,638               $17.58
      Granted                                              380,500               $20.32
      Exercised                                            (25,800)              $12.93
      Canceled                                                (225)              $10.75
                                                         ---------
Balance, April 30, 1996                                  1,617,113               $18.30
      Granted                                              408,000               $16.14
      Exercised                                           (210,573)              $14.33
      Canceled                                             (88,415)              $19.06
                                                         ---------
Balance, April 30, 1997                                  1,726,125               $18.23
      Granted                                              377,800               $26.40
      Exercised                                           (353,058)              $17.19
      Canceled                                             (14,210)              $21.32
                                                         ---------

Balance, April 30, 1998                                  1,736,657               $20.19
                                                         =========
------------------------------------------------------------------------------------------------

The following summarizes options outstanding and exercisable at April 30, 1998:

---------------------------------------------------------------------------------------------------------------
                                            Options Outstanding
---------------------------------------------------------------------------------------------------------------
    Range of                                                 Wtd. Avg.                        Wtd. Avg.
     Prices                Number                         Remaining Life                   Exercise Price
     ------                ------                         --------------                   --------------
$ 6.04 -  9.92             18,375                             3 yrs.                           $ 7.34
$12.29 - 12.75             62,530                             3 yrs.                           $12.38
$16.13 - 19.96            723,022                             7 yrs.                           $17.85
$20.31 - 25.31            885,730                             8 yrs.                           $22.19
$33.78 - 36.00             47,000                             10yrs.                           $34.11
                        ---------
$ 6.04 - 36.00          1,736,657                             7 yrs.                           $20.19
                        =========

---------------------------------------------------------------------------------------------------------------
                                                    Options Exercisable
---------------------------------------------------------------------------------------------------------------
    Range of                                                 Wtd. Avg.                        Wtd. Avg.
     Prices                Number                         Remaining Life                   Exercise Price
     ------                ------                         --------------                   --------------
$ 6.04 -  9.92             18,375                             3 yrs.                           $ 7.34
$12.29 - 12.75             62,530                             3 yrs.                           $12.38
$16.13 - 19.96            316,022                             5 yrs.                           $18.98
$20.31 - 25.31            249,990                             7 yrs.                           $20.45
                          -------
$ 6.04 - 25.31            646,917                             6 yrs.                           $18.58
                          =======
---------------------------------------------------------------------------------------------------------------

CAPITAL STOCK:

The reported outstanding shares of common stock have been reduced by treasury stock totaling 3,575,572 shares at April 30, 1998 (3,499,326 at April 30, 1997, and 3,145,398 at April 30, 1996). On September 30, 1996, Kellwood
Company adopted a common stock repurchase program. The Company is authorized to repurchase up to 10% of the approximately 21,000,000 shares of its common stock outstanding at that date. As of April 30, 1998, approximately 324,000 shares have been repurchased under this program.

Authorized capital includes 500,000 shares of preferred stock, none of which have been issued. Nonvoting share purchase rights, exercisable only upon satisfaction of certain conditions, entitle the holder to purchase Series A Junior Preferred Stock (160,000 shares reserved) or, under certain conditions, common shares at prices specified in the rights agreement. None of the rights were exercisable as of April 30, 1998.

INTEREST INCOME AND OTHER, NET:

                                                      Year ended April 30,
                                              ----------------------------------------
                                                 1998          1997             1996
                                              ----------------------------------------
Interest income                               $  1,134       $  1,066         $    412
Other, net                                          38            613            1,677
                                              --------       --------         --------
                                              $  1,172       $  1,679         $  2,089
                                              ========       ========         ========

INCOME TAXES:

      The provision for income taxes consisted of:

                                                      Year ended April 30,
                                              ----------------------------------------
                                                 1998          1997             1996
                                              ----------------------------------------
Current:
   Domestic:
      Federal                                 $ 25,046       $ 28,144         $ 15,521
      State                                      3,972          4,543            3,000
   Foreign                                       2,658          2,015              795
                                              --------       --------         --------
                                                31,676         34,702           19,316

Deferred (primarily federal)                      (476)        (7,472)           1,184
                                              --------       --------         --------

                                              $ 31,200       $ 27,230         $ 20,500
                                              ========       ========         ========

      Current income taxes are the amounts payable under the respective tax regulations on each year's earnings and on foreign earnings remitted during the year. Deferred income taxes included the following:

                                                      Year ended April 30,
                                              ----------------------------------------
                                                 1998          1997             1996
                                              ----------------------------------------
Employee related costs                        $ 2,483        $  2,330         $  2,635
Depreciation and amortization                  (2,569)         (1,180)          (2,022)
Allowance for asset valuations.                    56          (9,130)             437
Other                                            (446)            508              134
                                              -------        --------         --------
                                              $  (476)       $ (7,472)        $  1,184
                                              =======        ========         ========

      A reconciliation of the federal statutory income tax rate to the effective tax rate (provision for taxes) was as follows:

                                                      Year ended April 30,
                                              ----------------------------------------
                                                 1998          1997             1996
                                              ----------------------------------------
Statutory rate                                35.0%          35.0%            35.0%
Foreign tax differences                       (2.1)           1.4              (.8)
Amortization of intangible assets              4.0            4.3              5.7
State tax                                      3.6            3.5              4.0
Other                                          1.7           (2.2)            (1.7)
                                              ----           ----             ----
                                              42.2%          42.0%            42.2%
                                              ====           ====             ====

      Deferred income tax liabilities and assets consisted of the following:

                                                      Year ended April 30,
                                              ----------------------------------------
                                                 1998          1997             1996
                                              ----------------------------------------
Employee related costs                        $  22,976      $  20,494        $  17,871
Depreciation and amortization                    10,555         13,292           14,765
Allowance for asset valuations                  (17,163)       (17,221)          (8,091)
Other                                            (1,557)        (1,111)          (1,620)
                                              ---------      ---------        ---------
                                              $  14,811      $  15,454        $  22,925
                                              =========      =========        =========
Included in:
   Prepaid taxes and expenses.............    $ (24,779)     $ (24,437)       $ (15,166)
      Deferred income taxes and other......      39,590         39,891           38,091
                                              ---------      ---------        ---------
                                              $  14,811      $  15,454        $  22,925
                                              =========      =========        =========

Earnings before income taxes included $10,773 and $6,465 of Far East earnings in 1998 and 1997 respectively. Earnings before income taxes included $802 of Far East losses in 1996.

      Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are expected to be indefinitely reinvested abroad. Undistributed foreign earnings considered to be indefinitely reinvested abroad totaled $65,215 through April 30, 1998.

CASH FLOWS:

      For purposes of the Consolidated Statement of Cash Flows, all highly liquid short-term time deposits maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and time deposits was not significant for the years ended April 30, 1998, 1997 and 1996.

      Interest paid in 1998 was $29,092 ($22,108 in 1997 and $22,853 in 1996)
and income taxes paid were $37,588 ($22,443 in 1997 and $22,386 in 1996).

SIGNIFICANT CUSTOMERS:

      The Company has two customers whose sales represent 10% or more of consolidated net sales in one or more of the fiscal years ended April 30, 1998, 1997 and 1996. Sales to one of these customers [Wal-Mart Stores, Inc.] totalled $192,940 in 1998, $120,094 in 1997 and $119,888 in 1996.
Receivables included $51,271 due from this customer at April 30, 1998 ($40,004 at April 30, 1997). Sales to the other of these customers [J. C. Penney Company, Inc.] totalled $162,200 in 1998, $157,148 in 1997 and $142,857 in 1996. Receivables included $24,761 due from this customer at April 30, 1998 ($37,065 at April 30, 1997).

COMMITMENTS AND CONTINGENCIES:

      There are various lawsuits and other legal proceedings against the Company. Management and general counsel are of the opinion that the ultimate disposition of such litigation will have no material adverse effect on the Company's financial position or results of operations.

SELECTED QUARTERLY DATA (UNAUDITED):

                                                        ------------------------------------------------------
                                                           First          Second         Third        Fourth
                                                        ------------------------------------------------------
Fiscal 1998:
   Net sales....................                        $ 400,604       $ 502,852      $ 373,680     $ 504,446
   Gross profit.................                           79,002          99,970         69,485       104,313
   Net earnings.................                            7,216          16,512          2,414        16,605
   Earnings per share:
      Basic...................                                .34             .77            .11           .78
      Diluted.............                                    .33             .75            .11           .76

Fiscal 1997:
   Net sales....................                        $ 327,435       $ 429,435      $ 315,791     $ 448,344
   Gross profit.................                           65,531          87,684         61,692        94,550
   Net earnings.................                            5,818          14,438          2,025        15,315
   Earnings per share:
      Basic...................                                .27             .68            .10           .73
      Diluted.............                                    .27             .67            .09           .72

INDUSTRY SEGMENT AND GEOGRAPHIC AREA INFORMATION:

      All operations are in the apparel and related soft goods industry. A summary of operations by geographic area is presented below. Substantially all Domestic and Far East sales are to U.S. customers. Sales and transfers between geographic areas were not significant and intercompany accounts have been eliminated.

                                                                               Year ended April 30,
                                                             -----------------------------------------------------
                                                                 1998                  1997               1996
                                                             -----------------------------------------------------
Net sales to customers:
     Domestic                                                $ 1,608,298           $ 1,367,810         $ 1,316,656
     Far East                                                    173,284               153,195             149,380
                                                             -----------           -----------         -----------
                                                             $ 1,781,582           $ 1,521,005         $ 1,466,036
                                                             ===========           ===========         ===========

Operating profit:
     Domestic                                                $   125,893           $   104,015         $    91,271
     Far East                                                     13,652                 9,286                 654
                                                             -----------           -----------         -----------

                                                                 139,545               113,301              91,925

Interest expense                                                 (28,874)              (21,566)            (22,937)
General corporate expense and other                              (36,724)              (26,909)            (20,464)
                                                             -----------           -----------         -----------

Earnings before income taxes                                 $    73,947           $    64,826         $    48,524
                                                             ===========           ===========         ===========

Assets at end of year:
     Domestic                                                $   807,841           $   684,504         $   627,253
     Far East                                                    108,722                93,210              89,225
     Corporate                                                    98,950                96,873              80,210
                                                             -----------           -----------         -----------

                                                             $ 1,015,513           $   874,587         $   796,688
                                                             ===========           ===========         ===========

Capital expenditures:
     Domestic                                                $    14,305           $     7,364         $    13,477
     Far East                                                      3,314                 4,051               2,296
     Corporate                                                       784                   229                 638
                                                             -----------           -----------         -----------

                                                             $    18,403           $    11,644         $    16,411
                                                             ===========           ===========         ===========

Depreciation and amortization:
     Domestic                                                $    24,937           $    23,767         $    23,085
     Far East                                                      3,108                 2,639               3,590
     Corporate                                                     1,593                 1,871               1,508
                                                             -----------           -----------         -----------

                                                             $    29,638           $    28,277         $    28,183
                                                             ===========           ===========         ===========

Kellwood Company and Subsidiaries
SUPPLEMENTAL SELECTED FINANCIAL DATA
(Dollars in thousands except per share data)

---------------------------------------------------------------------------------------------------------------------
                                     1998               1997              1996             1995               1994
---------------------------------------------------------------------------------------------------------------------
Net sales                       $ 1,781,582        $ 1,521,005       $ 1,466,036      $ 1,364,766         $ 1,203,086

Net earnings                         42,747             37,596            28,024           11,096              35,614
Earnings per
 share:
   Basic                               2.00               1.78              1.32              .53                1.71
   Diluted                             1.95               1.75              1.31              .52                1.68
Cash dividends
 declared per
 share                                  .64                .60               .60              .60                 .55
Working capital                     416,478            247,114           238,068          236,922             262,406
Total assets                      1,015,513            874,587           796,688          768,137             641,857
Long-term debt                      242,720            109,831           125,443          144,793             153,014
Total debt                          399,754            284,369           272,406          277,336             170,940
Shareowners'
 equity                             384,165            347,814           325,192          308,197             306,956
Equity per
 share                                17.86              16.47             15.32            14.59               14.64


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


RESULTS OF OPERATIONS

FISCAL 1998

      Sales reached record levels for fiscal 1998, increasing 17.1% vs. the prior year. Net earnings for the year increased 13.7% vs. the prior year. Summarized comparative financial data for fiscal 1998 and 1997 are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

                                                                                 % of Net Sales
                                                                %             --------------------
                                   1998           1997        Change           1998          1997
                                  ------         ------       ------          ------        ------
      Net Sales                  $ 1,782        $ 1,521        17.1%          100.0%        100.0%

      Cost of products sold        1,429          1,212        17.9%           80.2%         79.7%
      S, G & A                       236            209        12.7%           13.2%         13.8%
                                     ---            ---        -----           -----         -----

      Operating earnings             117            100        16.7%            6.6%          6.6%

      Amort. of intangibles           15             15        -1.4%            0.9%          1.0%
      Interest, net & other           28             20        39.3%            1.6%          1.3%
                                      --             --        -----            ----          ----
      Earnings before tax             74             65        14.1%            4.2%          4.3%
      Income Taxes                    31             27        14.6%            1.8%          1.8%
                                      --             --        -----            ----          ----

      Net Earnings                  $ 43           $ 38        13.7%            2.4%          2.5%
                                    ====           ====        =====            ====          ====

      Sales increased in every channel of distribution, and the increase was broad-based across each of our three business portfolios:

                                                             %
                              1998           1997         Change
                             ------         ------        ------
      Branded               $ 1,319        $ 1,104        19.5%
      Private Label             289            264         9.5%
      Far East                  173            153        13.1%
                                ---            ---        -----
      Total Net Sales       $ 1,782        $ 1,521        17.1%
                            =======        =======        =====

      The business portfolios contributed 74% (Branded), 16% (Private Label), and 10% (Far East) of sales, for fiscal 1998:

                                   1998          1997
      As a % of total sales        ----          ----
      ---------------------
      Branded                      74.0%         72.4%
      Private Label                16.2%         17.4%
      Far East                      9.7%         10.1%
                                    ----         -----
                                  100.0%        100.0%
                                  ------        ------

      Branded sales for the year were up 19.5% on the strength of Popular-to-Moderate women's sportswear, including the Sag Harbor(R), Kathie Lee(R) and Cricket Lane(R) labels. These gains were partially offset by a drop in sales of Better-to-Bridge goods. The Branded operations continue to contribute significantly to total company earnings.

      Private Label sales for the fiscal year were up 9.5% vs. the prior year due primarily to the strength of outerwear sales. Operating profits in the Private Label businesses remain strong.

      Far East sales for the fiscal year were up 13.1% vs. the prior year. The major driver of this growth was the recently secured business with Polo Ralph Lauren(R) which began shipping in the fourth quarter of fiscal 1997. Due to the increased volumes and improved worker productivity, operating profits for the Far East business have improved.

      Cost of products sold as a percent of sales increased primarily because the majority of the Company's sales growth came from businesses and programs yielding gross margins below the company average.

      Selling, General and Administrative expenses (S,G&A) increased $26.6 million or 12.7% to $236 million. Approximately $11.1 million of the year-to-year increase was due to spending on the Vision 2000 initiative. Except for the Vision 2000 program, S,G&A increased $15.5 million or 7.5% on a 17.1% increase in sales as follows:

                                  1998         1997       % Change
                                 ------       -----       --------
      S, G & A excluding
            Vision 2000         $ 221.6       $ 206.1        7.5%
      Vision 2000 programs         14.4           3.3
                                   ----           ---
      Total S, G & A            $ 236.0       $ 209.4       12.7%
                                =======       =======       =====

      Operating earnings (defined as net sales less cost of products sold and S,G&A) increased 16.7% vs. the prior year due to the increased volume, partially offset by increased spending this year on the Vision 2000 program.

      Last year's margins included the benefit of the $1.9 million (pretax) sale of certain excess quota rights. Operating earnings as a percent of net sales for fiscal 1997 would have been 6.5% without this income, which compares to the current year's operating earnings margin of 6.6%.

      The increase in interest expense is due primarily to the increase in average debt and the higher interest rate that resulted from replacing short term debt with the 20 year debentures (discussed further).

FISCAL 1997

      Sales by Domestic branded operations increased by $35 million or 3% for the year. The increase in branded sales was principally attributable to growth in popular-to-moderately priced women's apparel as Kellwood continued to gain market share in this segment with the leading retailers. In addition, the Company's new and expanding marketing initiatives contributed to increased

Domestic branded sales. Sales from the branded portfolio accounted for 73% of Kellwood's total volume for the year ended April 30, 1997, which is consistent with the prior year. The Domestic branded operations have continued to contribute significantly to total company earnings, and operating margins have shown improvement as a result of more efficient overhead spending.

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

FISCAL 1996

      In a difficult retail apparel climate, Kellwood was able to grow its business by $101 million, or 7%, to $1.466 billion. Womenswear represents 82% of Kellwood's total apparel volume and grew at 11% in fiscal 1996. Of greater significance was a 16% growth in sales to the Company's top 20 accounts. These accounts represent the retailers who dominate their respective channels of distribution, and who are gaining market share as the retail industry continues to consolidate. Kellwood's top 20 customers represent 63% of sales.

      Sales by Domestic branded operations increased 12% for the year. The increase in branded sales is principally attributable to the acquisitions of Halmode Apparel and David Dart. Sales from the branded portfolio accounted for 73% of Kellwood's total volume for fiscal 1996. This compares to 70% in fiscal 1995 and moves the Company closer to achieving its goal of 75% from the branded sector. The Domestic branded operations, with their overall higher margins, contributed significantly to total company earnings.

      Sales by Domestic private label operations declined 3% for the year. Adjusting fiscal 1995's volume for the Home Fashions division which was sold in December, 1994, Domestic private label sales were up 4%. Operating profits in the Domestic private label portfolio improved as a result of several successful private label programs with key customers as well as from the divestiture of the Home Fashions division.

      Sales by Far East operations were down 3% for the year due primarily to the shut down of the Saipan and Costa Rica facilities. Despite the decline in volume, operating profits improved as production shifted from the closed plant in Saipan to more efficient plants in Hong Kong, China and Sri Lanka. In October 1995, the Company received $2.7 million in proceeds from the sale of assets in Saipan. The costs of the divestiture have remained in line with the provision established in fiscal 1995.

      After adjusting fiscal 1995 for the $14 million shutdown provision, the Company achieved a 12% increase in consolidated net earnings on a 7% increase in sales for the year because of changes in sourcing, leveraging overhead spending and efficient operation of the private label facilities. The increase in interest expense correlates with the increase in average outstanding debt.

FINANCIAL CONDITION
-------------------

      On October 27, 1997 the Company completed a public debt offering totaling $150 million. These debentures mature October 15, 2017 and carry a 7.625% coupon rate. They received investment grade ratings from Moody's and S&P of Baa3/BBB.

      The current ratio increased from 1.7 to 1 at April 30, 1997 to 2.2 to 1 at April 30, 1998, primarily due to the use of debt proceeds to retire short-term notes payable. Accounts receivable increased 17.8% vs. April 30, 1997, which is slightly ahead of the 17.1% increase in sales. This increase was due principally to the growth in the volume of business the Company does with certain customers which have terms of sale in excess of the company average. Inventory levels have increased faster than sales (up 25.3% vs. April 30, 1997) because of a shift to more offshore sourcing which results in higher inventories.

      Total debt represents 51% of capital at April 30, 1998 vs. 45% at April 30, 1997. The increased leverage is due to increased working capital requirements to support the sales growth of 17.1% vs. the prior year.

      In September 1996, the Board of Directors authorized the Company to repurchase from time to time up to 10% of the outstanding shares of its common stock (approximately 2 million shares) in the open market through privately negotiated transactions at management's discretion and depending on market conditions. As of April 30, 1998 the Company had purchased approximately 324,000 shares at a total cost of $5.8 million. The most recent share purchase under this authorization was in November 1996.

      Kellwood maintains a $300 million credit facility agreement of which up to $200 million can be utilized for short-term loans and up to $200 million can be utilized for letters of credit. At April 30, 1998, $167 million was available for future use. Management believes that the combined operating, cash and equity position of the Company will continue to provide the capital flexibility necessary to fund future opportunities and to meet existing obligations.

Year 2000 Compliance
--------------------

      In July 1996 the Company outsourced its Information Systems function to EDS. Together, EDS and Kellwood employees have completed an assessment of all known potential year 2000 impacts. The Company has developed, and is continuing to develop, plans to make key operational and financial systems compliant and to ensure uninterrupted functionality through the year 2000. As part of the Vision 2000 initiative, several new information technologies have been and are being installed to implement a Consistent Office Environment and to replace several legacy systems with an Integrated Business System. These new systems will be year 2000 compliant. The Company believes that all systems necessary to manage the business effectively will be replaced, modified or upgraded before the year 2000.

      Key trading partners such as customers, suppliers, banks, shipping companies and insurance companies have been contacted to ensure year 2000 compliance in all potentially impacted business relationships. The Company does not have control over these third parties and, as a result, the Company cannot currently determine to what extent future operating results may be adversely affected by the failure of these third parties to successfully address their year 2000 issues. However, the Company expects to develop plans to attempt to minimize identified third party exposures.

      Based on the Company's efforts to date, management believes that it is unlikely that the year 2000 problem will have a material adverse effect on the Company's results of operations in the future.

      The Company is incurring significant business process reengineering and system replacement expenses as part of the Vision 2000 initiative. As a part of this initiative, most of the Company's legacy software that is not currently year 2000 compliant will be replaced with new systems that are year 2000 compliant. The Company believes that the additional cost it will incur to modify other systems that are not currently year 2000 compliant will not be significant to the Company's financial results.

OUTLOOK
-------

      Kellwood is into a period of solid internal growth led by the Branded and Far East businesses. As the retail industry continues to consolidate, Kellwood is increasingly becoming the vendor of choice for popular-to-moderately priced women's sportswear, men's woven shirts and other value priced categories of apparel. Additionally, the Company is benefiting from the turnaround of certain restructured divisions.

      The Private Label business experienced an exceptionally strong year in outerwear. Due to the warm winter season across much of the U.S., the Company's customers have had to carry over a considerable amount of inventory. As a result, the Company expects fiscal 1999 sales of the Private Label business to be down approximately 3% to 5% from fiscal 1998. Branded and Far East sales in fiscal 1999 are expected to be up approximately 8% to 9%, and 6% to 7%, respectively, compared to fiscal 1998.

      The Company is investing in its Vision 2000 initiative which will further enhance the Company's competitive position and ability to continue to gain market share and improve profitability in the future.

      Interest expense in the first half of fiscal 1999 will be higher due to the recent $150 million twenty-year public debt offering. Though management believes that the rate on this debt (7.625%) is favorable, it is approximately 1.5% higher than the Company was paying for short-term floating rate debt.