Form 10-K, Exhibit 13
period 1999-04-30
KELLWOOD CO
filed 1999-07-13
CIK 55080

                                                                   EXHIBIT 13

                                                                   July 12, 1999

Kellwood Company and Subsidiaries
FINANCIAL HIGHLIGHTS

-----------------------------------------------------------------------------------------
                                                                Year ended April 30,
                                                     ------------------------------------
(Dollars in thousands except per share data)               1999         1998         1997
-----------------------------------------------------------------------------------------
Net Sales.........................................   $2,151,147   $2,094,389   $1,787,530

Earnings Before Unusual items and Income Taxes*...      101,491       87,634       61,725
Earnings Before Income Taxes......................       39,153       87,634       61,725
Net Earnings......................................        1,953       50,134       34,558

* - Unusual items include Koret merger costs, provision for facilities shut-down, and provision for goodwill impairment.

Basic Earnings per Share:
  Earnings before unusual items.......  $ 2.23   $1.92  $1.34
  Costs of Koret merger...............   ( .18)      -      -
  Provision for facilities shut-down..   ( .15)      -      -
  Provision for goodwill impairment...   (1.83)      -      -
                                        ------   -----  -----
  Net earnings........................  $  .07   $1.92  $1.34
                                        ------   -----  -----

Diluted Earnings per Share:
  Earnings before unusual items.......  $ 2.16   $1.85  $1.29
  Costs of Koret merger...............   ( .18)      -      -
  Provision for facilities shut-down..   ( .14)      -      -
  Provision for goodwill impairment...   (1.77)      -      -
                                        ------   -----  -----
  Net earnings........................  $  .07   $1.85  $1.29
                                        ------   -----  -----

Cash Dividends Declared...............  $  .64   $ .64  $ .60
                                        ------   -----  -----

COMMON STOCK DATA
------------------------------------------------------------------------------------------------------
                                                 Fiscal 1999                       Fiscal 1998
                                      ------------------------------      ----------------------------
                                           Stock Price     Dividends         Stock Price     Dividends
                                      -------------------                 -----------------
                                         High       Low         Paid        High        Low       Paid
First Quarter (July 31).............  $36 11/16  $30 1/8        $.16      $34 1/2    $23 7/8      $.16
Second Quarter (October 31).........   32 11/16   22 1/2         .16       38 9/16    30 7/8       .16
Third Quarter (January 31)..........   30 3/4     24 1/16        .16       36         26 5/16      .16
Fourth Quarter (April 30)...........   28         21 1/4         .16       34 5/8     29 1/8       .16

Common stock of Kellwood Company is traded on the New York Stock Exchange, ticker symbol KWD. At June 7, 1999, there were approximately 1,223 shareowners of record and 3,078 shareowners in the Dividend Reinvestment Plan. The current annual dividend rate per year is $.64.

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

The accounting systems and internal accounting controls of Kellwood are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets and that, in all material respects, assets are safeguarded against loss from unauthorized use or disposition. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis, and internal auditors systematically review the adequacy and effectiveness of the controls. PricewaterhouseCoopers LLP also studies and evaluates internal controls for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements. It is management's opinion that the Company has an effective system of internal accounting controls.

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, the internal auditors and PricewaterhouseCoopers LLP to discuss audit and financial reporting matters. Both the internal auditors and PricewaterhouseCoopers LLP have direct access to the Audit Committee.



/s/ Hal J. Upbin
    Hal J. Upbin, President and Chief Executive Officer



/s/ William J. McKenna
    William J. McKenna, Chairman



/s/ Gerald M. Chaney
    Gerald M. Chaney, Chief Financial Officer



Report of Independent Accountants

To the Shareowners and Board of Directors of Kellwood Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareowners' equity present fairly, in all material respects, the financial position of Kellwood Company and its subsidiaries at April 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Kellwood's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
May 26, 1999

18  Kellwood Company

                                              Consolidated Statement of Earnings

                                                              Year ended April 30,
                                                   --------------------------------------------
(Dollars in thousands except per share data)               1999            1998            1997
-----------------------------------------------------------------------------------------------

Net Sales                                            $2,151,147      $2,094,389      $1,787,530
Costs and Expenses:
  Cost of products sold                               1,685,281       1,655,370       1,415,105
  Selling, general and administrative expenses          315,139         300,601         268,808
  Amortization of intangible assets                      15,855          16,562          16,601
  Interest expense                                       33,883          35,142          26,823
  Interest income and other, net                           (502)           (920)         (1,532)
  Costs of Koret merger                                   6,600              --              --
  Provision for facilities shut-down                      6,793              --              --
  Provision for goodwill impairment                      48,945              --              --
-----------------------------------------------------------------------------------------------
Earnings Before Income Taxes                             39,153          87,634          61,725
Income Taxes                                             37,200          37,500          27,167
-----------------------------------------------------------------------------------------------
Net Earnings                                         $    1,953      $   50,134      $   34,558
-----------------------------------------------------------------------------------------------
Earnings Per Share:
  Basic                                              $      .07      $     1.92      $     1.34
-----------------------------------------------------------------------------------------------
  Diluted                                            $      .07      $     1.85      $     1.29
-----------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                                            Kellwood Company  19

Consolidated Balance Sheet

                                                                    As of April 30,
                                                                -----------------------
(Dollars in thousands except per share data)                          1999         1998
---------------------------------------------------------------------------------------
Assets

Current Assets:

  Cash, including time deposits of $19,216 ($22,628 in 1998)    $   25,482   $   29,711

  Receivables, net                                                 392,628      328,348

  Inventories                                                      340,778      427,770

  Prepaid taxes and expenses                                        38,392       41,428
---------------------------------------------------------------------------------------
Total current assets                                               797,280      827,257

Property, plant and equipment                                      252,286      214,693

  Less accumulated depreciation and amortization                  (149,988)    (140,135)
---------------------------------------------------------------------------------------
  Property, plant and equipment, net                               102,298       74,558

Intangible assets, net                                              60,207      114,578

Other assets                                                        94,427       87,497
---------------------------------------------------------------------------------------
Total assets                                                    $1,054,212   $1,103,890
=======================================================================================

Liabilities and Shareowners' Equity

Current liabilities:

  Current portion of long-term debt                             $   16,504   $   19,453

  Notes payable                                                     93,963      141,736

  Accounts payable                                                 117,014      125,137

  Accrued expenses                                                 104,264       86,306
---------------------------------------------------------------------------------------
Total current liabilities                                          331,745      372,632

Long-term debt                                                     227,659      252,508

Deferred income taxes and other                                     48,620       49,090

Shareowners' Equity:

  Common stock, par value $.01 per share, authorized
   50,000,000 shares; issued and outstanding 27,737,032
   shares (26,327,618 in 1998)                                     163,097      133,895

  Retained earnings                                                333,340      345,357

  Accumulated other comprehensive income                            (9,330)      (9,607)
---------------------------------------------------------------------------------------
                                                                   487,107      469,645

   Less treasury stock, at cost                                    (40,919)     (39,985)
---------------------------------------------------------------------------------------
  Total shareowners' equity                                        446,188      429,660
---------------------------------------------------------------------------------------
  Total liabilities and shareowners' equity                     $1,054,212   $1,103,890
=======================================================================================

See notes to consolidated financial statements.

20  Kellwood Company

                                            Consolidated Statement of Cash Flows

                                                             Year ended April 30,
                                                       --------------------------------
(Dollars in thousands)                                       1999       1998       1997
---------------------------------------------------------------------------------------
Operating Activities
Net earnings                                             $  1,953   $ 50,134   $ 34,558
Add (deduct) items not affecting operating cash flows:
  Depreciation and amortization                            33,358     33,727     32,300
  Increase in prepaid pension costs                        (4,780)    (7,860)    (8,100)
  Deferred income taxes                                    (4,790)    (2,031)    (7,446)
  Non-cash portion of facilities shut-down provision        1,146          -          -
  Provision for goodwill impairment                        48,945          -          -
  Other                                                     2,307      3,903        935
Changes in working capital components:
  Receivables, net                                        (49,224)   (54,378)   (19,732)
  Inventories                                             101,553    (78,066)   (39,991)
  Prepaid expenses                                          3,397     (6,134)       516
  Accounts payable and accrued expenses                    (2,397)    (7,202)    40,969
---------------------------------------------------------------------------------------
Net cash provided by (used for) operating activities      131,468    (67,907)    34,009
---------------------------------------------------------------------------------------
Investing Activities
  Additions to property, plant and equipment              (51,472)   (21,640)   (13,513)
  Investment in subsidiaries                               (4,892)    (6,810)   (11,849)
  Other investing activities                                7,667        417      2,254
---------------------------------------------------------------------------------------
Net cash (used for) investing activities                  (48,697)   (28,033)   (23,108)
---------------------------------------------------------------------------------------
Financing Activities
  Net proceeds from (reduction of) notes payable          (50,680)   (17,393)    30,364
  Proceeds from issuance of long-term debt                      -    148,327          -
  Reduction of long-term debt                             (28,278)   (20,333)   (29,436)
  Stock transactions under incentive plans                  5,928      7,609      2,956
  Purchase of treasury stock                                    -          -     (5,780)
  Dividends paid                                          (13,970)   (13,698)   (12,670)
---------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities      (87,000)   104,512    (14,566)
---------------------------------------------------------------------------------------
Net increase (decrease) in cash and time deposits          (4,229)     8,572     (3,665)
Cash and time deposits - beginning of year                 29,711     21,139     24,804
---------------------------------------------------------------------------------------
Cash and time deposits - end of year                     $ 25,482   $ 29,711   $ 21,139
=======================================================================================
Supplemental cash flow information:
  Interest paid                                          $ 34,361   $ 35,360   $ 27,365
  Income taxes paid                                        42,708     41,275     24,403
Significant non-cash investing and financing activities:
  Issuance of stock for the acquisition of Fritzi        $ 22,340          -          -
=======================================================================================

See notes to consolidated financial statements.

                                                            Kellwood Company  21

Consolidated Statement of Shareowners' Equity

(Dollars in thousands except per share data)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Accumulated
                                                 Common Stock           Treasury                          Other           Total
                                           ------------------------        Stock       Retained   Comprehensive   Comprehensive
                                                Shares       Amount       Amount       Earnings          Income          Income
-------------------------------------------------------------------------------------------------------------------------------
Balance, April 30, 1996                     25,850,439     $118,487     $(29,630)      $287,033         $(9,208)
Net earnings                                         -            -            -         34,558               -         $34,558
Currency translation adjustment                      -            -            -              -             471             471
                                                                                                                        -------
Comprehensive Income                                                                                                    $35,029
                                                                                                                        =======
Cash dividends declared,
  $.60 per share                                     -            -            -        (12,670)              -
Shares issued under stock plans                268,494        4,330          495              -               -
Treasury stock acquired in
  conjunction with incentive plans             (80,514)           -       (2,068)             -               -
Treasury stock acquired under
  repurchase program                          (324,300)           -       (5,766)             -               -
Debentures converted                            29,208          185            -              -               -
-------------------------------------------------------------------------------------------------------------------------------
Balance, April 30, 1997                     25,743,327     $123,002      (36,969)       308,921          (8,737)
Net earnings                                         -            -            -         50,134               -         $50,134
Currency translation adjustment                      -            -            -              -            (870)           (870)
                                                                                                                        -------
Comprehensive Income                                 -            -            -              -               -         $49,264
                                                                                                                        =======
Cash dividends declared,
  $.64 per share                                     -            -            -        (13,698)              -
Shares issued under stock plans                658,469       10,740           261             -               -
Treasury stock acquired in
  conjunction with incentive plans             (98,329)           -        (3,277)            -               -
Debentures converted                            24,151          153             -             -               -
-------------------------------------------------------------------------------------------------------------------------------
Balance, April 30, 1998                     26,327,618     $133,895      $(39,985)     $345,357         $(9,607)
Net earnings                                         -            -             -         1,953               -         $ 1,953
Currency translation adjustment                      -            -             -             -             277             277
                                                                                                                        -------
Comprehensive Income                                 -            -            -              -               -         $ 2,230
                                                                                                                        =======
Cash dividends declared,
  $.64 per share                                     -            -             -       (13,970)              -
Shares issued under stock plans                231,857        6,284           239             -               -
Treasury stock acquired in
  conjunction with incentive plans             (34,857)           -        (1,173)            -               -
Debentures converted                             4,414           28             -             -               -
Purchase of Fritzi                             844,000       22,340             -             -               -
Warrants exercised                             364,000          550             -             -               -
-------------------------------------------------------------------------------------------------------------------------------
Balance, April 30, 1999                     27,737,032     $163,097      $(40,919)     $333,340         $(9,330)
===============================================================================================================================

See notes to consolidated financial statements.

22  Kellwood Company

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)
--------------------------------------------------------------------------------
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

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

INVENTORIES AND REVENUE RECOGNITION: Inventories are stated at the lower of cost or market. The first-in, first-out (FIFO) method is used to determine the value of 57% of domestic inventories, primarily inventories purchased from the Kellwood worldwide network of contractors. The last-in, first-out (LIFO) method is used to value the inventories of domestic manufacturing operations. Inventories of foreign subsidiaries are valued using the specific identification method. Sales are recognized when goods are shipped.

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

FOREIGN CURRENCY TRANSLATION: Foreign currency financial statements are translated into United States dollars using period-end rates of exchange for assets and liabilities and monthly average rates of exchange for income and expenses. Adjustments resulting from translation are accumulated in the Cumulative Translation Adjustment component of Shareowners' Equity. Gains or losses from foreign currency transactions are included in income in the period in which they occur. The net foreign currency gains and losses recognized in 1999, 1998 and 1997 were not significant.

EARNINGS PER SHARE: In 1998 the Company adopted SFAS No. 128, "Earnings per Share," for all periods presented.

STOCK-BASED COMPENSATION: Kellwood Company uses the intrinsic value method for measuring stock-based compensation cost. Under this method, compensation cost is the excess, if any, of the quoted market price of Kellwood's common stock at the grant date over the amount the employee must pay for the stock. Kellwood's policy is to grant stock options at fair market value at the date of grant.

CASH FLOWS: For purposes of the Consolidated Statement of Cash Flows, all highly liquid short-term time deposits maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and time deposits was not significant for the years ended April 30, 1999, 1998 and 1997.

FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS: The Company's financial instruments consist of cash, investments, short-term receivables and payables, and debt. Based on quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, the Company believes the major components of its long-term debt have a market value of approximately $248,000 which compares to their book value of $241,000. Management believes that the current carrying amounts for the company's other financial instruments approximate fair market value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)
--------------------------------------------------------------------------------
NEW ACCOUNTING STANDARDS: In 1999 the Company adopted the following Statements of Financial Accounting Standards (SFAS) and Statements of Position (SOP):

 . SFAS 130, Reporting Comprehensive Income, which requires the reporting of comprehensive earnings in addition to net earnings for all years presented.

 . SFAS 131, Disclosures about Segments of an Enterprise and Related Information, which requires additional segment disclosures for all years presented on a basis consistent with the way the Company is managed.

 . SFAS 132, Employers' Disclosures about Pensions and Other Postretirement
  Benefits, which revises disclosures about pensions and other postretirement benefits and requires presentation of information about such plans in a standardized format for all years presented.

Adoption of these new standards required that the Company reclassify prior years' information and make certain new disclosures in the notes to the consolidated financial statements. The Company also adopted SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, as of the beginning of 1999. This SOP requires that certain costs of developing or obtaining software for internal use be capitalized. It had no impact on prior years' financial statements.

In 1998 SFAS 133, Accounting for Derivative Instruments and Hedging Activities, was issued. This standard establishes new accounting and reporting standards for derivative financial instruments. The Company will adopt SFAS 133 for the fiscal year ending April 30, 2002, and the company does not expect it to have a material impact on consolidated financial position, results of operations or cash flows.

NOTE 2. BUSINESS IMPROVEMENT AND OTHER PROGRAMS:

As part of its Vision 2000 program, Kellwood developed and began implementing a plan to reorganize and restructure several operating units that were experiencing operating losses or performing below expectations. Key components of the plan include the consolidation of similar types of operating units, relocation and consolidation of distribution facilities in the Northeast, Midwest and West Coast, and elimination of redundancies between operating units.

Restructuring actions taken and planned include closing 5 domestic production facilities. This action relates to current and future shifts in the Company's business to foreign sourced product and resulted from the uncompetitive cost structures of the plants being closed. These plant closures and the related shift in manufacturing to offshore contractors are not expected to impact future sales. These activities are currently in process and will continue through fiscal 2000.

FACILITY CONSOLIDATIONS: In connection with the restructuring described above, in the fourth quarter of 1999, the Company recorded, as a separate line item in the consolidated statement of operations, a provision for facilities shut-down of $6.8 million (pretax). This provision reduced net earnings and earnings per diluted share by $3.9 million and $.14, respectively. On a pre-tax basis, charges for restructuring consisted of termination benefits of $3,969, vacant facilities costs of $1,418, other cash costs of $260, and non-cash charges of $1,146. The non-cash charges represent primarily a write-down of obsolete or abandoned fixed assets to their net realizable value.

Details of this provision and the accrual balances remaining are as follows:

Year ended and as of April 30, 1999:                Provision       Accrual
---------------------------------------------------------------------------
Employee severance.......................           $3,969           $3,595
Vacant facilities / lease termination....            1,418            1,333
Other cash restructuring costs...........              260              260
---------------------------------------------------------------------------
Total restructuring, excluding non-cash..            5,647           $5,188
                                                                     ======
Asset impairments........................            1,146
----------------------------------------------------------
Total provision..........................           $6,793
==========================================================

These charges provide for a reduction of domestic employment by approximately 1,500, primarily in production and production-support capacities; during 1999 approximately 100 employees were terminated or retired in connection with this charge. Facility consolidations represented by the April 30, 1999 accrual balance are expected to be substantially completed in fiscal 2000.

PROVISION FOR GOODWILL IMPAIRMENT: During the fourth quarter of 1999, the Company completed a review of the intangible assets related to certain underperforming business units to determine if the intangible assets were impaired. Based on a comparison of the expected future cash flows to the carrying

                                      Notes to Consolidated Financial Statements

(Dollars in thousands except per share data)
--------------------------------------------------------------------------------
value of the intangibles, it was determined that certain of the intangibles, primarily goodwill, were impaired. Once impairment was identified, the Company utilized discounted cash flows for each operating unit to determine the amount of the impairment. The impairment charge, which is presented as a separate line item in the consolidated statement of operations, totaled $48.9 million and reduced net earnings and earnings per diluted share by $48.9 million and $1.77, respectively.

Note 3. Business Combinations:

Effective April 30, 1999 the Company completed a merger with Koret, Inc. (Koret), issuing approximately 5.2 million shares of Kellwood common stock in exchange for all of the outstanding shares and options of Koret. The transaction was accounted for as a pooling-of-interests for financial reporting purposes. Accordingly, the consolidated financial statements give retroactive effect to the merger with all periods presented as if the two companies had always been combined. The following table shows the results of operations for the separate companies and the combined amounts for periods prior to the merger.

Year ended April 30,      1999             1998        1997
-----------------------------------------------------------
Revenues:
Kellwood Company    $1,873,476       $1,781,582  $1,521,005
Koret                  277,671          312,807     266,525
-----------------------------------------------------------
Combined            $2,151,147       $2,094,389  $1,787,530
===========================================================
Net Earnings:
Kellwood Company    $   (4,317)/(1)/ $   42,747  $   37,596
Koret                    6,270 /(1)/      7,387      (3,038)
-----------------------------------------------------------
Combined            $    1,953       $   50,134  $   34,558
===========================================================

(1) Fees and expenses related to the Koret transaction aggregating $6.6 million were incurred in 1999. These costs reduced the Net Earnings of Kellwood and Koret reported above by $1,360 and $3,480, respectively.

On December 11, 1998 the Company purchased substantially all of the non-real estate assets of Fritzi California (Fritzi), including intangible assets of $5.2 million. The purchase price included 0.84 million shares of Kellwood common stock valued at $22.3 million and the assumption of certain liabilities totaling $14.5 million. The transaction was accounted for as a purchase. Accordingly, the results of operations of Fritzi are included in the consolidated financial statements from the acquisition date. This acquisition was not significant to the results of operations or the financial position of the Company.

Note 4. Supplemental Balance Sheet Information:

April 30,                                              1999       1998
----------------------------------------------------------------------
Allowance for doubtful accounts                   $  11,281  $  11,803
======================================================================

Inventories:
Finished goods                                    $ 196,214  $ 213,155
Work in process                                      77,992    139,433
Raw materials                                        66,572     75,182
----------------------------------------------------------------------
Total inventories                                 $ 340,778  $ 427,770
----------------------------------------------------------------------

Includes inventories valued under LIFO of         $ 128,003  $ 199,286
Value of LIFO inventories at current costs          133,299    209,529
======================================================================

Property, plant & equipment:
Land                                              $   3,460  $   6,028
Buildings and improvements                           95,002     92,988
Machinery and equipment                             142,471    112,587
Capitalized software                                 11,353      3,090
----------------------------------------------------------------------
                                                    252,286    214,693
Less accumulated depreciation and amortization     (149,988)  (140,135)
----------------------------------------------------------------------
Property, plant & equipment, net                  $ 102,298  $  74,558
----------------------------------------------------------------------
Includes assets under capital leases
  (primarily buildings) of:
    Cost                                          $  15,393  $  14,475
    Accumulated amortization                        (14,463)   (13,159)
======================================================================

Intangible assets:
Goodwill                                          $  65,477  $ 128,737
Less accumulated amortization                       (19,479)   (43,981)
----------------------------------------------------------------------
Net goodwill                                         45,998     84,756
----------------------------------------------------------------------
Other identifiable intangibles                       40,229     86,030
Less accumulated amortization                       (26,020)   (56,208)
----------------------------------------------------------------------
Net other identifiable intangibles                   14,209     29,822
----------------------------------------------------------------------
Net intangible assets                              $ 60,207  $ 114,578
======================================================================

Accrued expenses:
Salaries and employee benefits                     $ 49,114  $  38,187
Provision for facilities shut-down                    5,188          -
Income taxes                                          8,847     11,090
Other accrued expenses                               41,115     37,029
----------------------------------------------------------------------
Total accrued expenses                             $104,264  $  86,306
======================================================================

                                                            Kellwood Company  25

Notes to Consolidated Financial Statements

(Dollars in thousands except per share data)
--------------------------------------------------------------------------------
Note 5. Leases

Certain machinery and equipment are leased under operating leases having remaining terms ranging up to 6 years. Rent expense under all operating leases for the year ended April 30, 1999 totaled $26,959 ($23,802 for 1998 and $21,523 for 1997). The future minimum lease payments under capital and operating leases at April 30, 1999, were as follows:

                                              Capital    Operating
------------------------------------------------------------------
2000                                           $  962     $ 22,455
2001                                              946       18,857
2002                                              296       15,561
2003                                              296       12,420
2004                                              296        9,097
Later years                                        42       28,579
------------------------------------------------------------------
Total minimum lease payments                    2,838     $106,969
                                                          ========
Less amount representing interest                (351)
-----------------------------------------------------
Present value of net minimum lease payments    $2,487
=====================================================

Minimum lease payments were not reduced for future minimum sublease rentals of $2,403.

Note 6. Notes Payable and Long-Term Debt:

Notes Payable: The Company entered into a committed credit facility agreement on May 31, 1996, in the amount of $300,000, which expires October 30, 1999. Under the agreement, up to $200,000 can be utilized for short-term loans, and up to $200,000 can be utilized for letters of credit, provided that the combined utilization does not exceed $300,000. Each borrowing under the agreement bears interest at one of several specified rates dependent upon several factors including the Company's leverage ratio, senior debt rating and the applicable Eurodollar margin. At April 30, 1999, outstanding short-term loans and letters of credit under the agreement were $0 and $122,000, respectively. Covenants are less restrictive than those currently existing for Kellwood's notes due insurance companies. During the first half of fiscal 2000, the Company plans to put in place a new three-year $350,000 committed bank credit facility to replace the expiring committed facility.

The Company maintains informal, uncommitted lines of credit with several banks which totaled $190,000 at April 30, 1999. Borrowings under these uncommitted lines totaled $94,000 at April 30, 1999.

During the year ended April 30, 1999, the highest level of borrowings under all lines was $196,500 ($275,554 for 1998). For the year, the average daily short-term borrowings were $153,913 ($179,479 for 1998) and the weighted average interest rate was 5.8% (6.1% for 1998).

Long-Term Debt:

April 30,                                            1999       1998
--------------------------------------------------------------------
7.625% Debentures due October 15, 2017           $148,455   $148,371
Notes due insurance companies, 6.90% - 10.77%      92,291    107,323
Capital lease obligations, 4.9% - 10.2%             2,487      2,717
Term notes, secured by assets, 7.6%                    --     12,392
Note due February 2000, 5.0%                          200        400
Note due August 2002, 9.0%                            275        275
9% convertible subordinated debentures                455        483
--------------------------------------------------------------------
                                                  244,163    271,961
Less current maturities                           (16,504)   (19,453)
--------------------------------------------------------------------
                                                 $227,659   $252,508
====================================================================

Aggregate maturities on long-term debt for the next five years are as follows:
2000 - $16,504; 2001 - $11,161; 2002 - $15,272; 2003 - $18,166; 2004 - $26,307;
2005 & thereafter - $156,753.

The Company issued $150,000 of 20 year senior unsecured debentures in a public debt offering on October 27, 1997. The debentures, due October 15, 2017, have a coupon rate of 7.625% payable semi-annually. Restrictive covenants of these debentures are less restrictive than the covenants associated with the notes due insurance companies discussed below.

Notes payable to insurance companies are due in quarterly and semiannual installments from June 1998 through September 2005. Restrictive covenants of these notes include the maintenance of minimum working capital and certain key ratios as well as a limitation on the payment of dividends and the repurchase of Company stock. Under the most restrictive covenants, future dividends and purchases of Company stock are limited to $54,158 plus 45% of net earnings after April 30, 1999, excluding gains and losses on the disposal of capital assets.

The 9% convertible subordinated debentures may be converted into common stock by debenture holders at a rate of $6.33 per share at any time prior to maturity on October 15, 1999, subject to certain restrictions. Also, subject to certain restrictions, the debentures are redeemable, in whole or in part, at the option of the Company at predetermined redemption prices.

Note 7. Retirement Benefits:

Various contributory and noncontributory retirement plans cover substantially all domestic and certain foreign employees. Total retirement benefits expense included the following:

Year ended April 30,                             1999      1998      1997
-------------------------------------------------------------------------
Single-employer defined benefit plans         $(4,443)  $(7,756)  $(7,901)
Multi-employer plan                               585     1,426     1,396
Defined contribution plans                      3,731     4,153     3,382
-------------------------------------------------------------------------
Total retirement benefits expense/(credit)       (127)   (2,177)   (3,123)
-------------------------------------------------------------------------

26  Kellwood Company

                                      Notes to Consolidated Financial Statements

(Dollars in thousands except per share data)
--------------------------------------------------------------------------------
Single-Employer Defined Benefit Plans:

Summarized information on the Company's single-employer defined benefit plans is as follows:

Year ended April 30,                            1999       1998       1997
--------------------------------------------------------------------------
Components of Net Periodic
  Pension Credit:
    Current service cost                    $  2,649   $  2,085   $  1,867
    Interest cost on projected benefit
      obligation                               4,591      4,456      4,244
    Assumed return on assets                 (11,637)   (10,576)    (9,941)
    Amortization of transition asset and
      prior service costs                        (46)    (3,721)    (4,071)
--------------------------------------------------------------------------
  Net pension (credit)                      $ (4,443)  $ (7,756)  $ (7,901)
==========================================================================

Weighted average key actuarial
  assumptions:
    Discount rate                                7.5%       8.0%       8.0%
    Long-term rate of return on plan assets      8.0%       8.0%       8.0%
    Compensation increases                       4.5%       5.0%       5.0%
==========================================================================

April 30,                                                  1999       1998
--------------------------------------------------------------------------
Reconciliation of funded status to
  prepaid pension cost:
    Funded Status -- Plan assets in excess of
      projected benefit obligation                     $113,729   $107,645
    Unamortized transition liability                          0         33
    Unamortized prior service costs                         (15)       (95)
    Unrecognized actuarial gains                        (29,303)   (27,682)
--------------------------------------------------------------------------
    Prepaid pension costs included
      in other assets                                  $ 84,411   $ 79,901
==========================================================================

Change in Projected Benefit Obligation (PBO):
  PBO, beginning of year                               $ 62,612   $ 54,350
  Service cost                                            2,649      2,085
  Interest cost                                           4,591      4,456
  Employee contributions                                   (356)      (284)
  Plan amendments                                             -         83
  Actuarial gain/(loss)                                    (259)     7,680
  Benefits paid                                          (5,358)    (5,758)
--------------------------------------------------------------------------
  Projected benefit obligation, end of year            $ 63,879   $ 62,612
==========================================================================

Change in Plan Assets:
  Fair market value, beginning of year                 $170,256   $142,522
  Actual return on plan assets                           12,286     32,525
  Employer contributions                                     67        683
  Employee contributions                                    356        284
  Benefits paid                                          (5,358)    (5,758)
--------------------------------------------------------------------------
  Fair market value, end of year                       $177,607   $170,256
==========================================================================

Plan assets consist primarily of marketable equity securities, U.S. Government obligations, corporate debt obligations and short-term marketable debt securities.

Multi-Employer Defined Benefit Plan: One of the Company's subsidiaries makes contributions to a multi-employer defined benefit plan on behalf of certain employees. The plan administrator estimates that if the Company were to withdraw from the plan, its potential liability for unfunded plan benefits would be approximately $3.9 million as of December 31, 1997, the date of the most recent actuarial valuation report.

Other: The Company provides health care insurance benefits to certain employees upon retirement, with the majority of the cost paid by employee contributions. The annual costs of these benefits in 1999, 1998 and 1997 and the accrued benefits at April 30, 1999 and 1998 were not significant.

Note 8. Stock Option Plans:

The amended Restricted Stock Compensation Plan of 1969 and the Corporate Development Incentive Plan of 1986 provide for the granting of common stock to key employees as performance and incentive bonuses. The shares granted may not be transferred, sold, pledged or otherwise disposed of prior to the lapse of certain restrictions. Under the plans, $1,400 was charged to earnings in 1999 ($2,129 in 1998, and $1,999 in 1997). At April 30, 1999 there were 239,648 shares available to be granted under these plans to qualified employees.

Options to purchase common stock have been granted to key employees under various plans at option prices not less than the fair market value on the date of the grant. At April 30, 1999, 141 officers and other key employees held options to purchase shares. The options expire 10 years after grant on dates ranging from May 1999 to August 2008 and are exercisable in cumulative installments only after stated intervals of time and are conditional upon active employment, except for periods following disability or retirement.

The Company uses the intrinsic value method in accounting for its stock option plans. Had compensation cost for the Company's stock options been recognized based upon the fair value on the grant date under the methodology prescribed by SFAS 123, "Accounting for Stock-based Compensation," the Company's net earnings and earnings per share for the years ended April 30, 1999, 1998 and 1997 would have been impacted as indicated in the following table:

Year ended April 30,                      1999     1998     1997
----------------------------------------------------------------
Reported net earnings                   $1,953  $50,134  $34,558
Pro forma net earnings                  $  613  $49,219  $34,029
Reported diluted earnings per share     $  .07  $  1.85  $  1.29
Pro forma diluted earnings per share    $  .02  $  1.82  $  1.27

The fair value of options granted (which is recorded as expense over the option vesting period in determining the pro forma impact), is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year ended April 30,                   1999           1998           1997
-------------------------------------------------------------------------
Expected option life                5 years        5 years        5 years
Risk-free interest rate        5.1% to 5.6%   5.8% to 6.6%   6.3% to 6.4%
Expected volatility of
  Kellwood stock                        34%            35%            35%
Expected dividend yield on
  Kellwood stock                       2.0%           2.5%           3.7%

                                                            Kellwood Company  27

Notes to Consolidated Financial Statements

(Dollars in thousands except per share data)
--------------------------------------------------------------------------------
The weighted-average grant date fair value of options granted was $8.33 to $10.82 for 1999, $8.42 to $11.36 for 1998, and $4.88 to $4.94 for 1997. The pro
forma effect on net earnings for 1999, 1998 and 1997 is not representative of the pro forma effect on net earnings in future years because it does not take into consideration pro forma compensation related to grants made prior to 1996. Presented below is a summary of stock option plans' activity for the years and as of the dates shown:

                                           Wtd. Avg.
                             Options  Exercise Price
----------------------------------------------------
Balance, May 1, 1996       1,822,753          $16.55
  Granted                    408,000          $16.14
  Exercised                 (210,573)         $14.33
  Canceled                   (88,415)         $19.06
----------------------------------------------------
Balance, April 30, 1997    1,931,765          $16.59
  Granted                    377,800          $26.40
  Exercised                 (429,755)         $14.45
  Canceled                   (82,899)         $ 7.80
----------------------------------------------------
Balance, April 30, 1998    1,796,911          $19.57
  Granted                    339,950          $32.18
  Exercised                 (151,829)         $11.69
  Canceled                    (2,900)         $22.26
----------------------------------------------------
Balance, April 30, 1999    1,982,132          $22.34
====================================================

Options outstanding and exercisable at April 30, 1999 include the following:

                       Options Outstanding        Options Exercisable
                  ---------------------------------------------------
                  Wtd. Avg.  Wtd. Avg.            Wtd. Avg.
Range             Remaining     Number  Exercise     Number  Exercise
of Prices              Life    (000's)     Price    (000's)     Price
---------------------------------------------------------------------
$6.04 - 9.92        2 years      16.7     $ 7.33      16.7     $ 7.33
$12.29 - 12.75      2 years      52.0     $12.35      52.0     $12.35
$16.13 - 19.96      6 years     661.0     $17.78     402.7     $18.63
$20.31 - 27.44      7 years     872.5     $22.24     418.2     $21.12
$32.28 - 36.00      9 years     379.9     $37.51      15.0     $34.82
---------------------------------------------------------------------
$6.04 - 36.00       7 years   1,982.1     $22.33     904.6     $19.48
=====================================================================

Note 9. Capital Stock:

The reported outstanding shares of common stock have been reduced by treasury stock totaling 3,589,395 shares at April 30, 1999 (3,575,572 at April 30, 1998, and 3,499,326 at April 30, 1997). On September 30, 1996, Kellwood Company adopted a common stock repurchase program, which authorized the repurchase of up to 10% of the approximately 21,000,000 shares of its common stock outstanding at that date. Through December 1998, approximately 324,000 shares had been repurchased under this program. In December 1998, this repurchase program was rescinded in connection with the Koret merger, and no future repurchases are planned.

Warrants for the right to purchase Koret common stock equivalent to approximately 364,000 shares of Kellwood Company common stock were issued on June 30, 1992. These warrants were exercised in April 1999 at an aggregate price of $550.

Authorized capital includes 500,000 shares of preferred stock, none of which have been issued. Nonvoting share purchase rights, exercisable only upon satisfaction of certain conditions, entitle the holder to purchase Series A Junior Preferred Stock (160,000 shares reserved) or, under certain conditions, common shares at prices specified in the rights agreement. None of the rights were exercisable as of April 30, 1999.

Note 10. Income Taxes:

The provision for income taxes consisted of:

Year ended April 30,                 1999      1998      1997
-------------------------------------------------------------
Current:
  Domestic:
    Federal                       $33,508   $31,144   $28,073
    State                           6,873     5,677     4,525
  Foreign                           1,609     2,710     2,015
-------------------------------------------------------------
Total current provision            41,990    39,531    34,613
Deferred (primarily federal)       (4,790)   (2,031)   (7,446)
-------------------------------------------------------------
Total income tax provision        $37,200   $37,500   $27,167
=============================================================

Current income taxes are the amounts payable under the respective tax regulations on each year's earnings and on foreign earnings remitted during the year. Deferred income taxes included the following:

Year ended April 30,                 1999      1998      1997
-------------------------------------------------------------
Employee related costs            $ 1,653   $ 2,385   $ 2,330
Depreciation and amortization        (939)   (3,160)   (1,180)
Allowance for asset valuations       (846)      579    (9,130)
Shut-down accrual                  (2,462)        -         -
Other                              (2,196)   (1,835)      534
-------------------------------------------------------------
Deferred provision                $(4,790)  $(2,031)  $(7,446)
=============================================================

A reconciliation of the federal statutory income tax rate to the effective tax rate (provision for taxes) was as follows:

Year ended April 30,                 1999      1998      1997
-------------------------------------------------------------
Statutory federal rate               35.0%     35.0%     35.0%
Foreign tax differences              (1.7)     (1.8)      1.4
Amortization of intangible assets     3.6       3.9       5.2
State tax                             5.0       4.0       3.4
Unusual items (primarily goodwill)   53.9%        -         -
Other                                (0.8)      1.7      (1.0)
-------------------------------------------------------------
Effective tax rate                   95.0%     42.8%     44.0%
=============================================================

Deferred income tax liabilities and assets consisted of the following:

Year ended April 30,                 1999      1998      1997
-------------------------------------------------------------
Employee related costs           $ 24,629  $ 22,976  $ 20,591
Depreciation and amortization       7,016     7,955    11,115
Allowance for asset valuations    (21,600)  (20,754)  (21,333)
Other                              (6,458)   (1,800)       35
-------------------------------------------------------------
                                 $  3,587  $  8,377  $ 10,408
=============================================================
Included in:
  (Prepaid taxes and expenses)   $(35,563) $(31,308) $(29,483)
  Deferred income taxes and other  39,150    39,685    39,891
-------------------------------------------------------------
                                 $  3,587  $  8,377  $ 10,408
=============================================================

28  Kellwood Company

                                      Notes to Consolidated Financial Statements

(Dollars in thousands except per share data)
--------------------------------------------------------------------------------
Earnings before income taxes included $15,368, $10,773 and $6,465 of Smart Shirts, Ltd. earnings in 1999, 1998 and 1997, respectively.

Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are expected to be indefinitely reinvested abroad. Undistributed foreign earnings considered to be indefinitely reinvested abroad totaled $44,046 through April 30, 1999.

Note 11. Earnings Per Share:

A reconciliation of basic earnings per common share and diluted earnings per common share follows:

Basic Earnings Per Share
Computation
                                        1999         1998      1997
-------------------------------------------------------------------
Numerator:
  Net earnings                       $ 1,953/(1)/  $50,134  $34,558
-------------------------------------------------------------------
Denominator (000's):
  Average common shares outstanding   26,765        26,096   25,753
-------------------------------------------------------------------
Basic Earnings Per Share             $   .07       $  1.92  $  1.34
===================================================================

Diluted Earnings Per Share
Computation
                                        1999          1998     1997
-------------------------------------------------------------------
Numerator:
  Net earnings                       $ 1,953/(1)/  $50,134  $34,558
  Impact of assumed conversions:
  debenture interest after-tax            27            37       39
-------------------------------------------------------------------
                                     $ 1,980       $50,171  $34,597
===================================================================
Denominator (000's):
  Average common shares outstanding   26,765        26,096   25,753
  Impact of debenture conversions         75            93      118
  Impact of stock options                765           926      846
-------------------------------------------------------------------
                                      27,605        27,115   26,717
-------------------------------------------------------------------
Diluted Earnings Per Share           $   .07       $  1.85  $  1.29
===================================================================

(1) 1999 Net earnings and Earnings per share are net of unusual charges for merger costs, facilities shut-down, and goodwill impairment totaling $62,338 (pretax)

Note 12. Significant Customers:

No single customer provided 10% or more of consolidated net sales in any one or more of the fiscal years ended April 30, 1999, 1998 and 1997.

Note 13. Commitments and Contingencies:

There are various lawsuits and other legal proceedings against the Company. Management and general counsel are of the opinion that the ultimate disposition of such litigation will have no material adverse effect on the Company's financial position or results of operations.

Note 14. Selected Quarterly Financial Data (Unaudited):

Quarter                            First    Second     Third        Fourth
--------------------------------------------------------------------------
Fiscal 1999:
Kellwood previously
  reported:
    Net sales                   $427,669  $509,763  $388,744      $547,300
    Gross profit                  80,869   104,061    75,224       118,315
    Net earnings                   7,754    17,540     3,002/(1)/  (32,613)/(2)/
    Earnings per share -
      Basic                          .36       .81       .14         (1.45)/(2)/
      Diluted                        .35       .80       .13         (1.45)/(2)/
Impact of Koret merger:
  Net sales                     $ 55,614  $ 90,777  $ 50,136      $ 81,144
  Gross profit                    17,593    28,481    16,145        25,178
  Net earnings                       898     4,812    (1,042)/(1)/   1,602/(2)/
  Earnings per share -
    Basic                           (.03)      .02      (.07)          .32
    Diluted                         (.03)      .02      (.06)          .32
Combined Kellwood
  Results:
    Net sales                   $483,283  $600,540  $438,880      $628,444
    Gross profit                  98,462   132,542    91,369       143,493
    Net earnings                   8,652    22,352     1,960       (31,011)
    Earnings per share -
      Basic                          .33       .83       .07         (1.13)
      Diluted                        .32       .82       .07         (1.13)

Fiscal 1998:
Kellwood previously
  reported:
    Net sales                   $400,604  $502,852  $373,680      $504,446
    Gross profit                  79,002    99,970    69,485       104,313
    Net earnings                   7,216    16,512     2,414        16,605
    Earnings per share -
      Basic                          .34       .77       .11           .78
      Diluted                        .33       .75       .11           .76
Impact of Koret merger:
  Net sales                     $ 61,745  $102,167  $ 58,466      $ 90,429
  Gross profit                    16,191    25,501    16,830        27,727
  Net earnings                      (401)    2,920      (794)        5,662
  Earnings per share -
    Basic                           (.08)     (.03)     (.05)          .07
    Diluted                         (.08)     (.04)     (.05)          .06
Combined Kellwood
  Results:
    Net sales                   $462,349  $605,019  $432,146      $594,875
    Gross profit                  95,193   125,471    86,315       132,040
    Net earnings                   6,815    19,432     1,620        22,267
    Earnings per share -
      Basic                          .26       .74       .06           .85
      Diluted                        .25       .71       .06           .82

(1) Third quarter 1999 Net earnings include the impact of Merger costs (pretax) of $662 and $450 incurred by Kellwood and Koret, respectively.

(2) Fourth quarter 1999 Net earnings include the impact of Merger costs (pretax) of $699 and $4,590 incurred by Kellwood and Koret, respectively, as well as Kellwood's provisions for facilities shut-down of $6.8 million and goodwill impairment of $48.9 million, respectively.

                                                            Kellwood Company  29

Notes to Consolidated Financial Statements

(Dollars in thousands except per share data)
--------------------------------------------------------------------------------

Note 15.  Industry Segment and Geographic Area Information:

Kellwood adopted SFAS 131, Disclosures about Segments of an Enterprise and Related Information beginning with this Annual Report. This standard requires disclosure of segment information on the same basis as used internally for evaluating segment performance. The Company and its subsidiaries are principally engaged in the apparel and related soft goods industry. The Company's business units are organized by product line. For purposes of SFAS 131, these have been aggregated into the following five reportable segments:

 . Women's Branded Sportswear: Popular-to-Moderate, which includes blazers, dresses, sweaters, blouses, vests, other tops, skirts, pants, skorts, and other bottoms with "out the door" prices below $50.

 . Women's Branded Sportswear: Better-to-Bridge, which includes upper price point women's sportswear sold principally to small specialty stores, regional department stores and catalog houses.

 . Private Label Apparel, which covers a broad range of product from intimate apparel and loungewear to outerwear, activewear, pants and jeans, workwear and sweaters. The Private Label business partners with retailers in the design and delivery of floor-ready merchandise and programs to meet targeted price points.

 . Smart Shirts, which is a leading manufacturer of woven dress and sport shirts in Hong Kong and China. The company recently started a knit shirt operation in Sri Lanka.

 . Recreation Products, which includes American Recreation Products, a leading company in the camping products industry. Major products include tents, sleeping bags, backpacks and technical apparel and accessories under the Wenzel(R), Slumberjack(R), Kelty(R) and Sierra Designs(R) brands.

Management evaluates the performance of its operating segments separately to individually monitor the different factors affecting financial performance. Segment Operating Earnings includes substantially all of the segment's costs of production (on a FIFO basis), distribution and administration. Kellwood manages the following expenses at the corporate level. Accordingly, they are not allocated to the Segments:

 . Interest income and expense,

 . Corporate general and administrative expenses,

 . Amortization of intangible assets,

 . Merger and acquisition costs, including costs of the Koret merger,

 . Provisions for facilities shut-down (primarily plants serving the Private
  Label segment),

 . Provision for goodwill impairment (which pertained to the goodwill of businesses in the Better-to-Bridge (70%) and Popular-to-Moderate (30%) segments, and

 . Income taxes.

Segment net assets measures net working capital, net fixed assets and other noncurrent operating assets and liabilities of the segment. Depreciation and amortization excludes amortization of intangible assets accounted for at the corporate level. Debt is not allocated to the segments. Capital expenditures exclude the cost of long lived assets included in the Fritzi acquisition which was accounted for as a purchase and is part of the Popular-to-Moderate segment.

Prior period amounts have been restated in accordance with the requirements of the new standard and to reflect the Koret merger which was accounted for as a pooling of interests and is part of the Popular-to-Moderate segment.


                                             1999         1998         1997
---------------------------------------------------------------------------
Net Sales:
  Popular-to-Moderate                  $1,381,688   $1,296,100   $1,021,393
  Better-to-Bridge                        167,279      197,991      224,212
  Private Label Apparel                   255,939      289,199      264,029
  Smart Shirts                            202,662      173,284      153,195
  Recreation Products                     143,579      137,815      124,701
---------------------------------------------------------------------------
  Kellwood total                       $2,151,147   $2,094,389   $1,787,530
===========================================================================
Operating earnings:
  Popular-to-Moderate                  $  123,197   $  105,202   $   64,530
  Better-to-Bridge                          4,485        5,381       16,085
  Private Label Apparel                    28,129       34,244       23,102
  Smart Shirts                             16,634       14,759       11,144
  Recreation Products                      11,504       10,515        9,389
---------------------------------------------------------------------------
  Total segments                          183,949      170,101      124,250

Amortization of Intangible assets         (15,855)     (16,562)     (16,601)
Interest expense                          (33,883)     (35,142)     (26,823)
Impairment, restructuring, & merger       (62,338)          --           --
General corporate and other               (32,720)     (30,763)     (19,101)
---------------------------------------------------------------------------
Earnings before income taxes           $   39,153   $   87,634   $   61,725
===========================================================================
Net Assets at end of year:
  Popular-to-Moderate                  $  485,615   $  510,368   $  355,500
  Better-to-Bridge                         51,843       82,572       88,500
  Private Label Apparel                   106,910       96,303       99,200
  Smart Shirts                             66,152       75,541       70,100
  Recreation Products                      51,364       54,266       46,700
  Corporate and Other                      22,429       24,307       29,353
---------------------------------------------------------------------------
  Kellwood total                       $  784,314   $  843,357   $  689,353
===========================================================================
Capital expenditures:
  Popular-to-Moderate                  $   13,008   $    8,407   $    2,943
  Better-to-Bridge                          4,803        1,343          948
  Private Label Apparel                    21,659        7,361        4,744
  Smart Shirts                              2,829        3,314        4,051
  Recreation Products                         666          431          598
  Corporate and Other                       8,507          784          229
---------------------------------------------------------------------------
  Kellwood total                       $   51,472   $   21,640   $   13,513
===========================================================================
Depreciation expense:
  Popular-to-Moderate                  $    5,699   $    5,169   $    5,154
  Better-to-Bridge                          1,769        2,190        1,819
  Private Label Apparel                     4,822        4,492        3,919
  Smart Shirts                              3,350        3,117        2,319
  Recreation Products                         612          604          617
  Corporate and Other                       1,251        1,593        1,871
---------------------------------------------------------------------------
  Kellwood total                       $   17,503   $   17,165   $   15,699
===========================================================================

Substantially all sales are to U.S. customers. Sales and transfers between segments were not significant. Substantially all of the assets of Smart Shirts are located in Asia.

30  Kellwood Company

                                            Supplemental Selected Financial Data

(Dollars in thousands except per share data)            1999                 1998          1997          1996          1995
---------------------------------------------------------------------------------------------------------------------------
Net sales                                         $2,151,147           $2,094,389    $1,787,530    $1,741,799    $1,621,029
Net earnings                                           1,953/(1)/          50,134        34,558        31,857        13,330

Earnings per share:
  Basic                                                  .07/(1)/            1.92          1.34          1.24           .53
  Diluted                                                .07/(1)/            1.85          1.29          1.20           .51

Cash dividends declared per share                        .64                  .64           .60           .60           .60

Working capital                                      465,535              454,625       279,036       278,710       277,006
Total assets                                       1,054,212            1,103,890       956,368       886,690       878,144

Long-term debt                                       227,659              252,508       122,980       149,328       177,178
Total debt                                           338,126              413,697       303,096       302,168       326,693

Shareowners' Equity                                  446,188              429,660       386,257       366,722       346,118
Equity per Share                                       16.09                16.32         15.00         14.19         13.44

(1) 1999 Net earnings and earnings per share are net of unusual charges for merger costs, facilities shut-down, and goodwill impairment totaling $62,338 (pretax).

     All data have been adjusted to reflect the 1999 merger with Koret, Inc., which was accounted for as a pooling of interests.

                                                        Kellwood Company      31

Management's Discussion and Analysis

(Dollars in millions except per share data)
--------------------------------------------------------------------------------

The following discussion is a summary of the key factors management considers necessary in reviewing the Company's results of operations, liquidity, capital resources and operating segment results. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

Results of Operations

Overview

Sales for fiscal 1999 increased 3% to a record $2,151 from $2,094 in 1998. Net earnings declined to $2 ($.07 per diluted share) due to special charges totaling $62 taken in the fourth quarter, however earnings before unusual items and income taxes increased 16% to $101 from $88 in the prior year. Diluted earnings per share before unusual items increased 17% to $2.16 from $1.85 in fiscal 1998. Reported results for all years were restated to include the sales and earnings of Koret, Inc., which was merged into the Company in April 1999 in a transaction accounted for as a pooling of interests.


Net Sales, Operating Earnings, and Earnings before Unusual Items

Summarized comparative financial data for fiscal 1999, 1998 and 1997, with historical results for all periods revised to include Koret, are as follows (dollars in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

                                                                                       Percent change
                                                                                      ----------------
                                                     1999           1998     1997   98-99       97-98
 ------------------------------------------------------------------------------------------------------
 Net Sales                                         $2,151         $2,094   $1,788     2.7%       17.2%
 Cost of products sold                              1,685          1,655    1,415     1.8%       17.0%
 S,G&A                                                315            301      269     4.8%       11.8%
 ------------------------------------------------------------------------------------------------------
 Operating earnings                                   151            138      104     8.9%       33.6%
 Amortization of intangibles                           16             17       17    (4.3%)      (0.2%)
 Interest, net & other                                 33             34       25    (2.5%)      35.2%
 Koret merger costs                                     7              -        -
 Facilities shut-down                                   7              -        -
 Goodwill impairment                                   49              -        -
 ---------------------------------------------------------------------------------
 Earnings before tax                                   39/(1)/        88       62
 Income Taxes                                          37             38       27
 ---------------------------------------------------------------------------------
 Net Earnings                                      $    2/(1)/    $   50   $   35
 =================================================================================
 Income Tax rate                                       95%            43%      44%
 ---------------------------------------------------------------------------------

(1) Earnings before income taxes and Net earnings were $101 and 60, respectively, excluding the impact of the unusual items (Merger costs, Facilities shut-down, and Goodwill impairment).

Selected income statement components as a percentage of Sales are as follows:


                                  1999    1998    1997
------------------------------------------------------
 Net Sales                       100.0%  100.0%  100.0%
 Cost of products sold            78.3%   79.0%   79.2%
 S,G&A                            14.6%   14.4%   15.0%
------------------------------------------------------

 Operating earnings                7.0%    6.6%    5.8%
 Amortization of intangibles        .7%     .8%     .9%
 Interest, net & other             1.6%    1.6%    1.4%


Sales increased 3% in fiscal 1999 after increasing 17% in 1998 vs. the prior year. Fiscal 1999 sales benefited from:

 . the continued growth of the Sag Harbor(R) line including the new Sag Harbor(R)
  Sport weekendwear,

 . the acquisition of Fritzi which added $48 in sales during the third and fourth quarters,

 . the Studio Ease(R) line of casual dresses sold to department stores,

 . private label intimate apparel programs with major discounters and national chains, and

 . continued growth in the men's shirt business through private label programs.

These developments were partially offset by:

 . decreases of approximately $93 related to exiting certain businesses, including Counterparts(R) (a division of Koret), Brittania(R) pants, and a nurse's uniforms and a maternitywear business,

 . lower than expected results from the recently repositioned Cricket Lane(R) and Melrose(R) brands,

 . sales deferrals due to the timing of customer orders as Koret's accessory business was repositioned to adopt a market segmentation strategy, and

 . weak demand for private label outerwear and basic denim jeans.

The fiscal 1998 sales increase was broad-based across every channel of distribution and almost all segments. Leading contributors were the Sag Harbor(R), Kathie Lee(R), Koret(R) and Cricket Lane(R) labels as well as the Smart Shirts segment.

Cost of products sold as a percent of sales decreased to 78.3% in fiscal 1999 compared to the fiscal 1998 level of 79.0%. This was primarily due to improved production efficiencies and sourcing including cost reductions as a result of lower material costs and labor costs in Asia, exiting certain low margin businesses, and savings generated by the Supplier Management Initiative, one of the Vision 2000 programs.

Cost of products sold increased from 1997 to 1998 primarily due to the increase in sales. Cost of products sold as a percent of sales decreased from 79.2% in 1997 to 79.0% in 1998 as the impact of faster sales growth in businesses and programs with gross margins below the Company average partially offset improved production efficiencies and sourcing.

Selling, General and Administrative expenses (S,G&A) in fiscal 1999 increased $14 or 4.8% to $315 (14.6% of sales) as compared to $301 (14.4%) and $269
(15.0%) in fiscal 1998 and 1997, respectively. The increase in S,G&A in fiscal 1999 included the impact of start-up costs for new products and brands, and increased systems consulting and quota costs at Smart Shirts. These increases were partially offset by cost reductions resulting from consolidation of operations in the Better-to-Bridge segment.

32  Kellwood Company

                                            Management's Discussion and Analysis

(Dollars in millions except per share data)
--------------------------------------------------------------------------------

The increase in 1998 resulted primarily from an $11 increase in spending on the Vision 2000 initiative and from variable S,G&A associated with the 17% sales increase.

Operating earnings (defined as net sales less cost of products sold and S,G&A) increased to 7.0% of sales from 6.6% in fiscal 1998 and 5.8% in 1997. The 1999 increase was due primarily to improved production efficiencies and sourcing including cost reductions as a result of lower material costs and labor costs in Asia, exiting certain low margin businesses, and savings from the Supplier Management Initiative.

The 1998 increase was due to the increased volume and improved production efficiencies and sourcing, partially offset by increased spending on Vision 2000 programs.

Interest expense increased from 1997 to 1998 due primarily to the increase in average debt and the higher interest rate that resulted from replacing short term debt with the 20 year debentures (discussed below).

The effective tax rate fluctuated from 1997 to 1998 due primarily to the timing of losses of Koret's foreign operations for which no tax benefit was recognized. The 1999 rate of 95% was a consequence primarily of the non-deductible Goodwill impairment charge and non-deductible Koret merger costs of $2.4.

Segment results:
----------------

Sales and Operating Earnings by Segment for the three years ended April 30, 1999 were as follows:

                                                    Percent change
                                                 -------------------

Net sales                  1999    1998    1997  98-99       97-98
--------------------------------------------------------------------

Popular-to-Moderate      $1,382  $1,296  $1,021    6.6%       26.9%
Better-to-Bridge            167     198     224  (15.5%)     (11.7%)
Private Label Apparel       256     289     264  (11.5%)       9.5%
Smart Shirts                203     173     153   17.0%       13.1%
Recreation Products         144     138     125    4.2%       10.5%
--------------------------------------------------------------------
Kellwood total           $2,151  $2,094  $1,788    2.7%       17.2%
--------------------------------------------------------------------


                                                   Percent change
                                                 ------------------

Operating earnings         1999    1998    1997  98-99       97-98
--------------------------------------------------------------------
Popular-to-Moderate      $123.2  $105.2  $ 64.5   17.1%       63.0%
Better-to-Bridge            4.5     5.4    16.1  (16.7%)     (66.5%)
Private Label Apparel      28.1    34.2    23.1  (17.9%)      48.2%
Smart Shirts               16.6    14.8    11.1   12.7%       32.4%
Recreation Products        11.5    10.5     9.4    9.4%       12.0%
--------------------------------------------------------------------
Total segment
  Operating earnings     $183.9  $170.1  $124.3    8.1%       36.9%
--------------------------------------------------------------------

Popular-to-Moderate sales were up 27% in '98 on the strength of the Sag Harbor(R), Kathie Lee(R), Koret(R) and Cricket Lane(R) labels. The $41 increase in Operating earnings (8.1% of sales in 1998 from 6.3% in 1997) was primarily due to improved sourcing of products from Asia and Mexico, particularly the Koret products. The 27% sales increase also contributed to the margin improvement.

The acquisition of Fritzi in the third quarter of fiscal '99 added $48 to sales which, along with continued strength of the Sag Harbor(R) line, contributed the majority of the 7% increase in the sales of this segment. These increases were partially offset by discontinued businesses, including Counterparts(R) (a division of Koret), nurses' uniforms and maternitywear. Operating earnings margin improved to 8.9% from 8.1% in the prior year largely due to improved divisional mix (faster growth in businesses and programs with operating earnings margins higher than the segment average), the discontinuation of Koret's unprofitable Counterparts(R) business, and improved sourcing of Koret products.

Better-to-Bridge. Better-to-Bridge sales declined 12% in 1998 and 16% in 1999, and operating earnings margin declined from 7.2% in 1997 to 2.7% in 1998 and 1999. These declines were driven by disappointing sales from the Melrose(R) brand and lower sales to certain specialty stores. This segment contributed only 7.8% of Kellwood's sales and 2.4% of segment operating earnings in fiscal 1999.

Private Label sales for the fiscal year were down 12% in '99 due to weak demand for private label outerwear and basic denim jeans after being up 10% in `98 due primarily to the strength of outerwear sales. Operating earnings margins in the Private Label segment declined to 11.0% in 1999 from 11.8% in 1998 and 8.7% in 1997 due to the impact of the Brittania business in 1998.

Smart Shirts sales were up 17% in '99 and 13% in `98 vs. the prior year. The major drivers of this growth were the new knit shirt operation in Sri Lanka and the Polo Ralph Lauren(R) business which began shipping in the fourth quarter of fiscal 1997. Due to the increased volumes and improved worker productivity, as well as Asian currency fluctuations, operating profit margins at Smart Shirts have improved to 8.2% in 1999 and 8.5% in 1998 as compared to 7.3% in 1997.

Recreation Products sales were up 4% in '99 and 11% in `98 vs. the prior year. Due to the increased volumes and improved worker productivity, as well as Asian currency fluctuations, operating profit margins in the Recreation Products segment improved to 8.0% in 1999 from 7.6% in 1998 and 7.5% in 1997.

Unusual items

The Koret merger. Effective April 30, 1999 the Company completed a merger with Koret, Inc. (Koret), issuing approximately 5.2 million shares of Kellwood common stock in exchange for all of the outstanding shares and options of Koret. The transaction was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements and this Management's Discussion and Analysis give retroactive effect to the Merger with all periods presented as if the two companies had always been combined. One-time costs of the Koret merger ($6.6) decreased 1999 reported earnings per share by $.18.

                                                           Kellwood Company   33

Management's Discussion and Analysis

(Dollars in millions except per share data)
--------------------------------------------------------------------------------

Restructuring and Provision for Goodwill Impairment.

As part of its Vision 2000 program, Kellwood developed and began implementing a plan to reorganize and restructure several operating units that were experiencing operating losses or performing below expectations. Key components of the plan include the consolidation of similar types of operating units, relocation and consolidation of distribution facilities in the Northeast, Midwest and West Coast, and elimination of redundancies between operating units. These activities are currently in process and will continue through fiscal 2000.

During fiscal 1999, Kellwood closed a number of its domestic manufacturing facilities as their work was transferred to Kellwood facilities in Mexico, the Caribbean and Central America and the Company's network of contractors around the world. These moves, in concert with certain other planned plant closings scheduled to be completed in fiscal 2000, will enhance Kellwood's cost competitiveness and sourcing flexibility in fiscal 2000 and beyond. These plant closures and the related shift in manufacturing to offshore contractors relate primarily to the Private Label segment and are not expected to impact future sales. Cost reductions resulting from these moves will have a minimal impact on margins, as it is expected to be necessary to pass much of the savings on to customers in order to retain these businesses. These activities are currently in process and will continue through fiscal 2000. In connection with this restructuring, in the fourth quarter of 1999 the Company recorded a provision for facilities shut-down of $6.8 (pretax). This provision consisted of termination benefits of $4, vacant facilities costs of $1.4, other cash costs of $.3, and non-cash charges of $1.1. The non-cash charges represent primarily a write-down of obsolete or abandoned fixed assets to their net realizable value. Of the total non-cash provision of $5.6, $.5 has been paid during fiscal 1999. The total provision of $6.8 reduced net earnings and earnings per diluted share by $3.9 and $.14, respectively for the year.

As a consequence of the changes discussed above and changing market conditions, Kellwood conducted a review and analysis of the projected cash flows for certain underperforming operating units and assessed the realizability of the carrying value of the intangible assets of these units. During the fourth quarter the Company completed this review and identified an impairment of $48.9, primarily related to business units in the Better-to-Bridge segment. The provision for this impairment reduced net earnings and earnings per diluted share by $48.9 and $1.77, respectively for the year.

Financial Condition

Cash flow from operations is the Company's primary source of liquidity. Kellwood uses financial leverage to minimize the overall cost of capital and maintain adequate operating and financial flexibility. Management monitors leverage through its debt-to-capital ratio. Working capital management is monitored primarily by analysis of the Company's investment in accounts receivable and inventories.

Leverage. Kellwood's debt-to-capital ended fiscal 1999 at 43%, the lowest in 5 years and down from 49% at April 30, 1998. This reduction was in spite of a record level of capital spending and a $58 reduction in equity resulting from the unusual charges discussed above. Four major factors contributed to this decline:

 . Better performance in the management of working capital, assisted by a slower rate of sales growth at fiscal 1999 year-end compared to fiscal 1998,

 .  Operating earnings were up significantly, as planned, from fiscal 1998,

 . The purchase of Koret and Fritzi using Kellwood stock and assuming only a small amount of debt, and

 .  Repatriation of $35 from Smart Shirts in March 1999.

On a current equity market value basis, Kellwood's debt-to-capital declined to 32% at April 30, 1999 compared to 33% at the prior year-end.

Working Capital. The Company's working capital requirements for inventories and receivables are influenced primarily by sales patterns which are highly seasonal. Inventory levels are highly dependent upon forecasted sales, and receivables are a result of the timing of recent months' sales and customer payment terms.

The current ratio remained relatively stable at 2.4 to 1 at April 30, 1999 vs.
2.2 to 1 at April 30, 1998. Accounts receivable increased $64 (20%) vs. April 30, 1998, significantly ahead of the 3% increase in sales. This increase was due principally to the inclusion of $46 of Koret receivables in the 1999 balance sheet (compared to $8 at April 30, 1998) as a result of Kellwood's debt capacity replacing the factor borrowing previously used by Koret. The other major factor in the change is growth in the volume of business the Company does with certain customers which have terms of sale in excess of the company average. This was offset by an $87 decline in inventory levels (20%) as a consequence of improved working capital management and lower expected sales in the first half of fiscal 2000 compared to sales in the first half of fiscal 1999.

Investing Activities. Capital spending was $52 for fiscal 1999 and $22 for 1998. This compares with capital spending of $13-15 per year before the commencement of the Vision 2000 program. The additional spending was largely for warehouse construction and development of the Integrated

34  Kellwood Company

                                            Management's Discussion and Analysis

(Dollars in millions except per share data)
--------------------------------------------------------------------------------

Business System (IBS). Capital spending for fiscal 2000 is planned to be in the $25 to $30 range. About half of this to be invested in computer hardware and software projects (including additional investments in the IBS, purchase and modification of a Warehouse Management System, and new CAD systems for certain divisions) and the other half to be invested in new domestic warehousing and distribution facilities, new or remodeled showrooms and selling facilities, and manufacturing facilities in Asia.

In the third quarter of fiscal 1999, the Company purchased substantially all of the non-real estate assets of Fritzi. The purchase price included 0.84 million shares of Kellwood common stock valued at $22.3 and the assumption of certain liabilities totaling $14.5. The transaction was accounted for as a purchase.

Financing Activities. Long-term financings are arranged as necessary to meet the Company's anticipated capital requirements, with the timing, principal amount and terms depending on the prevailing securities markets generally and the market for the Company's debt in particular.

In the second quarter of fiscal 1998, the Company completed a 20-year public debt offering totaling $150. These debentures carry a 7.625% coupon rate. They received investment grade ratings from Moody's and S&P of Baa3/BBB.

Long-term fixed-rate debt as a percentage of total debt was 67% at April 30, 1999 compared to 61% at the prior year-end. Kellwood plans to issue $150 of ten-year fixed rate public debt in the first half of fiscal 2000 to replace current short-term borrowings and to increase the Company's financial flexibility.

The Company maintains informal, uncommitted lines of credit with several banks which totaled $190 at April 30, 1999. Borrowings under these uncommitted lines totaled $94 at April 30, 1999.

Kellwood maintains a $300 committed credit facility agreement of which up to $200 can be utilized for short-term loans and up to $200 can be utilized for letters of credit. At April 30, 1999, $178 was available for future use. The existing agreement expires October 30, 1999. During the first half of fiscal 2000 the Company plans to put in place a new three-year $350 committed bank credit facility to ensure the liquidity necessary to support planned internal growth as well as to provide the capacity for additional acquisitions. Management believes that the combined operating, cash and equity position of the Company will continue to provide the capital flexibility necessary to fund future opportunities and to meet existing obligations.

In November 1998, the Board of Directors rescinded the share repurchase plan which had been adopted in September 1996.

The additional shares outstanding as a result of the Koret merger will increase the cash cost to the Company of the dividend compared to the dividends actually paid in the periods presented in the financial statements. Based on the current dividend rate and number of shares outstanding, the Company would expect to pay dividends of $18 in fiscal 2000 compared with $14 actually paid in fiscal 1999 and 1998.

Market Risk Sensitivity and Inflation Risks

Foreign Currency Risk. The company does not believe that it has significant foreign currency transactional exposures. The impact of a 10% unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the foreign currencies in which the Company does have transactional exposures would be immaterial.

Interest Rate Risk. Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At April 30, 1999, the Company's debt portfolio was composed of approximately 28% variable-rate debt (adjusted for the impact of variable rate assets) and 72% fixed-rate debt. Kellwood's strategy regarding management of its exposure to interest rate fluctuations did not change significantly during fiscal 1999. Except for the planned issuance of $150 of ten-year debt, management does not expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in fiscal 2000.

Various financial instruments issued by the Company are sensitive to changes in interest rates. Market interest rate changes would result in increases or decreases in the market value of the Company's fixed-rate debt. With respect to the Company's fixed-rate debt outstanding at April 30, 1999, a 10% change in interest rates would have resulted in approximately a $13 change in the market value of Kellwood's fixed-rate debt. With respect to the Company's variable-rate debt, a 10% change in interest rates would have had an immaterial impact on the Company's interest expense for fiscal 1999.

Commodity Price Risk. Kellwood is subject to commodity price risk arising from price fluctuations in the market prices of sourced garments or the various raw materials that comprise its manufactured products (synthetic fabrics, woolens, denim, etc.). The Company is subject to commodity price risk to the extent that any fluctuations in the market prices of its purchased garments and raw materials are not reflected by adjustments in selling prices of its products or if such adjustments significantly trail changes in these costs. Kellwood does not use derivative instruments in the management of these risks.

Inflation Risk. Kellwood's inflation risks are managed by each business unit through selective price increases when possible, productivity improvements, and cost-containment measures. Management does not believe that inflation risk is material to the Company's business or its consolidated financial position, results of operations or cash flows.

                                                           Kellwood Company   35

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Dollars in millions except per share data)
--------------------------------------------------------------------------------

OUTLOOK

Management expects Kellwood's sales in the first half of fiscal 2000 to be relatively flat, with growth picking up in the second half; sales for the year are expected to be up approximately 5%.

While the demand for the quality products and superior service provided by Smart Shirts to its customers remains strong, the outlook for fiscal 2000 calls for flat to slightly lower sales due to quota constraints in Sri Lanka. Smart Shirts is evaluating acquisition and joint venture opportunities in Singapore and other countries which have ample quota to enable this segment to return to growth in fiscal 2001. As retailers are demanding and receiving lower prices, margins for 2000 will be under pressure.

The Company's investments in its Vision 2000 initiative peaked in fiscal 1999 and are expected to decline thereafter. The benefits of the Vision 2000 programs are expected to continue to further enhance the Company's competitive position and ability to continue to gain market share and improve profitability in the future.

Interest expense in fiscal 2000 is expected to be slightly lower due to lower borrowing needs, partially offset by a higher borrowing cost on the planned $150 ten-year public debt offering and expected changes in market interest rates vs. fiscal 1999. Though management believes that the rate on the new long-term debt will be favorable, it is expected to be approximately 2% higher than the Company would expect to pay for short-term floating rate debt.

The write-off of Goodwill in fiscal 1999 will reduce projected amortization of intangibles by approximately $9 from the level that would have been experienced had the impairment not occurred and had the assets continued to be written off over their remaining scheduled lives. Additionally, the reduction of the permanent difference related to this write-off in combination with other changes in the Company's income tax position is expected to reduce the Company's effective tax rate to approximately 41% for fiscal 2000.

YEAR 2000 ISSUE READINESS

In July 1996 the Company outsourced its Information Systems function to Electronic Data Systems Corporation (EDS). Together, EDS and Kellwood employees have completed an assessment and developed plans to make key operational and financial systems year 2000 compliant and ensure uninterrupted functionality through the year 2000. The Company is monitoring the progress and currently believes such plans are 90% implemented. The major components of the plan include:

 . As part of the Vision 2000 initiative, several new information technologies have been and are being installed to implement a Consistent Office Environment (COE) and to replace several business and accounting systems with an Integrated Business System (IBS).

 . The COE initiative is a corporate-wide effort to install new PC's and servers, and desktop software, all of which are year 2000 compliant. This initiative was fully implemented in fiscal 1999.

 . The Company is in the process of remediating the current systems at three non-compliant locations. Development is complete, and testing of systems modifications for the systems being remediated is in process. Remediation projects at all three non-compliant locations are expected to be substantially completed in July 1999.

 . Remediation or replacement of certain "non-IT" systems, including telephone systems, CAD systems, voice mail and shipping software and equipment is approximately 90% complete. Testing is currently in process where necessary and is progressing as planned.

The Company is incurring significant business process reengineering and system replacement expenses as part of the Vision 2000 initiative as described in the "Results of Operations" section. Kellwood's cost of remediation and replacement of non-year 2000 compliant systems is estimated to be $3.1, of which approximately $2.6 has already been incurred. The Company has utilized cash flow from operations to fund year 2000 expenditures.

Several of the Company's pre-IBS business and accounting systems that have been in use for several years are already year 2000 compliant. These compliant legacy systems are in place at business units which encompass approximately 78% of fiscal 1999 sales. Testing of year 2000 compliance for these systems has been substantially completed. Implementation of IBS to replace these systems is not scheduled until fiscal 2000 or later.

The Company believes its most reasonably likely worst case scenario with respect to its own systems would involve either:

 . discrete modules of the IBS which do not handle year 2000 data properly because they are not properly written, interfaced or implemented, or

 . components or subsystems of our legacy systems which are found to be not fully or properly remediated.

In either case, the Company would utilize internal systems staff and increase its utilization of EDS personnel and other qualified consultants from our software vendors to correct the problems. Until necessary system modifications could be made, manual procedures would be employed. Such a situation may result in additional remediation costs to be incurred and/or delays in operating activities.

Key trading partners such as customers, suppliers, banks, shipping companies and insurance companies have been contacted to assess year 2000 compliance in key potentially impacted business relationships. The Company does not have control over these third parties and, as a result, the Company cannot currently determine to what extent future operating results may be adversely affected by the failure of these third parties

36  Kellwood Company

                                            Management's Discussion and Analysis

(Dollars in millions except per share data)
--------------------------------------------------------------------------------

to successfully address their year 2000 issues. Electronic transactions with key trading partners have been identified and year 2000 compliance has been addressed.

 . The Company's ability to process electronic data interchange transactions with its customers has been tested and certified Year 2000 compliant by the National Retail Federation.

 . Electronic transactions dealing with funds transfers, letters of credit, payroll, and employee benefits have also been addressed and are currently either already year 2000 compliant or are in the process of becoming compliant.

Based on the results of the Year 2000 readiness information received from third parties, the Company believes that its key trading partners are putting forth their best efforts to minimize identified exposures. However, the Company has identified alternative suppliers for significant raw materials should current key suppliers prove unable to satisfactorily address year 2000 issues and supply necessary raw materials. The Company believes its contractors' most significant challenges will relate to transportation and infrastructure of the foreign countries in which they operate. Alternative contractors will be identified if current key contractors are unable to satisfactorily address year 2000 issues and manufacture product. Should customers be unable to satisfactorily address year 2000 issues, manual procedures would be employed to ensure key functions such as ordering and invoicing could be continued. The Company believes the most reasonably likely worst case scenario with respect to key trading partners would involve the inability of such partners to conduct business requiring manual processes to be employed and/or alternative partners to be utilized. Such a situation may result in temporary increases in costs, delays in receiving cash payments and/or delays in operating activities.

Euro Conversion

The company has no significant sales, manufacturing or sourcing in Europe, and therefore the Company does not expect to be impacted by the introduction or adaptation of the Euro in the European Union.


Safe Harbor Regarding Forward-Looking Statements

This Annual Report includes "forward-looking statements" within the meaning of the Securities Act of 1933, and of the Securities Exchange Act of 1934, which represent the Company's expectations or beliefs concerning future events. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, it cannot and does not give any assurance that these expectations will prove to be correct, since phases of the Company's operations are subject to influences outside its control. Any one of these factors or any combination of these factors could materially affect the results of the Company's operations, and cause actual results to differ materially from the Company's expectations. These factors include but are not limited to national and regional economic conditions, inflation or deflation, the overall level of consumer spending, the level of consumer debt, currency exchange fluctuations, other capital market conditions, competitive pressures, the performance of the Company's products within the prevailing retail environment, customer acceptance of both new designs and newly introduced product lines, the timing and magnitude of spending on and savings realized from our Vision 2000 initiative, stable governments and business conditions in the nations where the Company's products are manufactured, and financial difficulties encountered by customers. The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "anticipate" and similar expressions may identify forward-looking statements. Additionally, all statements other than statements of historical facts included in the Annual Report, including without limitation, the statements under "Management's Discussion and Analysis," are also forward looking statements. All forward-looking statements contained herein and all subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

                                                            Kellwood Company  37