Form 10-K405, Exhibit 13
period 2001-01-31
KELLWOOD CO
filed 2001-04-24
CIK 55080

                                                                    Exhibit 13


REPORTS OF MANAGEMENT AND INDEPENDENT ACCOUNTANTS

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

/s/ Hal J. Upbin

Hal J. Upbin
Chairman, President and Chief Executive Officer

/s/ W. Lee Capps, III

W. Lee Capps, III
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the shareowners and board of directors of Kellwood Company:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of cash flows and of shareowners' equity present fairly, in all material respects, the financial position of Kellwood Company and its subsidiaries at January 31, 2001 and 2000, and the results of their operations and their cash flows for the year ended January 31, 2001, the nine months ended January 31, 2000 and for the year ended April 30, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Kellwood's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
March 7, 2001

14 * Kellwood Company

                                                                             CONSOLIDATED STATEMENT OF EARNINGS

---------------------------------------------------------------------------------------------------------------
                                                          FISCAL 2000    TRANSITION PERIOD          FISCAL 1999
                                                          (YEAR ENDED   (NINE MONTHS ENDED          (YEAR ENDED
(Dollars in thousands except per share data)        JANUARY 31, 2001)    JANUARY 31, 2000)      APRIL 30, 1999)
---------------------------------------------------------------------------------------------------------------
Net Sales                                                  $2,362,174           $1,565,261           $2,151,147
Costs and Expenses:
   Cost of products sold                                    1,881,033            1,237,683            1,685,281
   Selling, general and administrative expenses               345,644              234,346              315,139
   Pension plan termination (gain)                             (5,900)                   -                    -
   Amortization of intangible assets                            8,279                4,865               15,855
   Interest expense                                            32,622               22,654               33,883
   Interest (income) and other, net                             1,533               (2,887)                (502)
   Costs of Koret merger                                            -                    -                6,600
   Provision for facilities shut-down                               -                    -                6,793
   Provision for Goodwill impairment                                -                    -               48,945
---------------------------------------------------------------------------------------------------------------
Earnings Before Income Taxes                                   98,963               68,600               39,153
Income Taxes                                                   38,200               27,600               37,200
---------------------------------------------------------------------------------------------------------------
Net Earnings                                               $   60,763           $   41,000           $    1,953
===============================================================================================================

Earnings Per Share:
   Basic                                                   $     2.57           $     1.49           $      .07
---------------------------------------------------------------------------------------------------------------
   Diluted                                                 $     2.57           $     1.48           $      .07
===============================================================================================================
See notes to consolidated financial statements.

                                                          Kellwood Company * 15

CONSOLIDATED BALANCE SHEET

---------------------------------------------------------------------------------------------------
                                                                              AS OF JANUARY 31,
                                                                          -------------------------
(Dollars in thousands except per share data)                                    2001           2000
---------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash, including time deposits of $3,771 ($41,067 in 2000)              $   10,437     $   54,501
   Receivables, net                                                          364,522        326,868
   Inventories                                                               503,164        394,988
   Prepaid taxes and expenses                                                 29,017         47,921
---------------------------------------------------------------------------------------------------
Total Current Assets                                                         907,140        824,278

Property, Plant and Equipment                                                269,066        253,524
   Less accumulated depreciation and amortization                           (154,568)      (149,850)
---------------------------------------------------------------------------------------------------
   Property, Plant and Equipment, net                                        114,498        103,674

Intangible Assets, net                                                       127,793         68,220
Other Assets                                                                 116,294        101,681
---------------------------------------------------------------------------------------------------
Total Assets                                                              $1,265,725     $1,097,853
===================================================================================================

LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities:
   Current portion of long-term debt                                      $   13,812     $   10,992
   Notes payable                                                             117,702          4,083
   Accounts payable                                                          154,617        151,637
   Accrued expenses                                                           76,370         81,446
---------------------------------------------------------------------------------------------------
Total Current Liabilities                                                    362,501        248,158

Long-Term Debt                                                               411,331        346,479
Deferred Income Taxes and Other                                               60,797         57,346

Shareowners' Equity:
   Common stock, par value $.01 per share, authorized 50,000,000 shares;
      issued and outstanding 22,690,576 shares (26,173,218 in 2000)          168,171        166,312
   Retained earnings                                                         406,607        361,000
   Accumulated other comprehensive income                                    (10,572)        (9,378)
---------------------------------------------------------------------------------------------------
                                                                             564,206        517,934
   Less treasury stock, at cost                                             (133,110)       (72,064)
---------------------------------------------------------------------------------------------------
Total shareowners' equity                                                    431,096        445,870
---------------------------------------------------------------------------------------------------
Total Liabilities and Shareowners' Equity                                 $1,265,725     $1,097,853
===================================================================================================
See notes to consolidated financial statements.


16 * Kellwood Company

                                                                           CONSOLIDATED STATEMENT OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------
                                                          FISCAL 2000    TRANSITION PERIOD          FISCAL 1999
                                                          (YEAR ENDED   (NINE MONTHS ENDED          (YEAR ENDED
(Dollars in thousands)                              JANUARY 31, 2001)    JANUARY 31, 2000)      APRIL 30, 1999)
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                              $    60,763          $    41,000          $     1,953
Add (deduct) items not affecting operating cash flows:
   Depreciation and amortization                               27,297               19,106               33,358
   Pension income and termination gain                        (13,224)              (4,326)              (4,780)
   Deferred income taxes                                        1,287               10,330               (4,790)
   Non-cash portion of facilities shut-down provision               -                    -                1,146
   Provision for goodwill impairment                                -                    -               48,945
   Other                                                            -               (3,584)               2,307
Changes in working capital components:
   Receivables, net                                           (10,694)              72,475              (49,224)
   Inventories                                                (72,560)             (36,139)             101,553
   Prepaid expenses                                            19,890               (9,188)               3,397
   Accounts payable and accrued expenses                      (25,509)               6,527               (2,397)
---------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) operating activities          (12,750)              96,201              131,468
===============================================================================================================

INVESTING ACTIVITIES
   Additions to property, plant and equipment                 (27,694)             (22,819)             (51,472)
   Investment in subsidiaries                                       -                  (84)              (4,892)
   Acquisitions                                              (112,610)             (28,983)                   -
   Dispositions of fixed assets                                 2,042                7,225                    -
   Other investing activities                                       -                  (31)               7,667
---------------------------------------------------------------------------------------------------------------
Net cash (used for) investing activities                     (138,262)             (44,692)             (48,697)
---------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Net proceeds from notes payable                          1,447,692              337,472            1,373,000
   Reduction of notes payable                              (1,253,914)            (431,727)          (1,423,680)
   Proceeds from issuance of long-term debt                         -              149,207                    -
   Reduction of long-term debt                                (12,487)             (35,899)             (28,278)
   Stock transactions under incentive plans                     1,551                1,971                5,928
   Purchase of treasury stock                                 (60,738)             (30,174)                   -
   Dividends paid                                             (15,156)             (13,340)             (13,970)
---------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities          106,948              (22,490)             (87,000)
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and time deposits             (44,064)              29,019               (4,229)
Cash and time deposits -- beginning of year                    54,501               25,482               29,711
---------------------------------------------------------------------------------------------------------------
Cash and time deposits -- end of year                     $    10,437          $    54,501          $    25,482
===============================================================================================================

Supplemental cash flow information:
   Interest paid                                          $    32,186          $    20,422          $    34,361
   Income taxes paid                                           13,513               37,108               42,708
---------------------------------------------------------------------------------------------------------------
Significant non-cash investing and financing activities:
   Issuance of stock for the acquisition of Fritzi        $         -          $         -          $    22,340
===============================================================================================================
See notes to consolidated financial statements.

                                                          Kellwood Company * 17

CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY

(Dollars in thousands except per share data)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                     ACCUMULATED
                                                   COMMON STOCK             TREASURY                       OTHER          TOTAL
                                            -------------------------          STOCK     RETAINED  COMPREHENSIVE  COMPREHENSIVE
                                                SHARES         AMOUNT         AMOUNT     EARNINGS         INCOME         INCOME
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 30, 1998                     26,327,618       $133,895      $ (39,985)    $345,357       $ (9,607)
Net earnings                                                                                1,953                       $ 1,953
Currency translation adjustment                                                                              277            277
                                                                                                                        -------
Comprehensive income                                                                                                    $ 2,230
                                                                                                                        =======
Cash dividends declared, $.64 per share                                                   (13,970)
Shares issued under stock plans                231,857          6,284            239
Treasury stock acquired in conjunction
   with incentive plans                        (34,857)                       (1,173)
Debentures converted                             4,414             28
Purchase of Fritzi                             844,000         22,340
Warrants exercised                             364,000            550
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 30, 1999                     27,737,032       $163,097      $ (40,919)    $333,340       $ (9,330)
Net earnings                                                                               41,000                       $41,000
Currency translation adjustment                                                                              (48)           (48)
                                                                                                                        -------
Comprehensive income                                                                                                    $40,952
                                                                                                                        =======
Cash dividends declared, $.48 per share                                                   (13,340)
Shares issued under stock plans                121,933          2,942            197
Treasury stock acquired in conjunction
   with incentive plans                        (52,696)                       (1,168)
Purchase of treasury stock                  (1,676,307)                      (30,174)
Debentures converted                            43,256            273
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 2000                   26,173,218       $166,312      $ (72,064)    $361,000       $ (9,378)
Net earnings                                                                               60,763                       $60,763
Currency translation adjustment                                                                           (1,194)        (1,194)
                                                                                                                        -------
Comprehensive income                                                                                                    $59,569
                                                                                                                        =======
Cash dividends declared, $.64 per share                                                   (15,156)
Shares issued under stock plans                141,639          1,859            283
Treasury stock acquired in conjunction
   with incentive plans                        (31,549)                         (591)
Purchase of treasury stock                  (3,592,732)                      (60,738)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 2001                   22,690,576       $168,171      $(133,110)    $406,607       $(10,572)
===============================================================================================================================
See notes to consolidated financial statements.


18 * Kellwood Company

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)
--------------------------------------------------------------------------

Note  SUMMARY OF SIGNIFICANT
1     ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Substantially all foreign subsidiaries are consolidated based upon a fiscal year ending December 31. All significant intercompany accounts and transactions have been eliminated.

CHANGE IN YEAR END
In August 1999 the Company changed its fiscal year-end from April 30 to January 31. This change resulted in a short fiscal year covering the nine month Transition period from May 1, 1999 to January 31, 2000. References to the Company's fiscal periods represent the following:

--------------------------------------------------------------------------
FISCAL PERIOD            REPRESENTS
--------------------------------------------------------------------------
Fiscal 2000 or "2000"    the year ended January 31, 2001
The Transition Period    the nine months ended January 31, 2000
Fiscal 1999 or "1999"    the year ended April 30, 1999
--------------------------------------------------------------------------

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

INVENTORIES AND REVENUE RECOGNITION
Inventories are stated at the lower of cost or market. The first-in, first-out (FIFO) method is used to determine the value of 71% of inventories. The last-in, first-out (LIFO) method is used to value the inventories of certain domestic business units.
   Sales are recognized when goods are shipped. Sales discounts, returns and allowances are included in net sales, and the provision for doubtful accounts is included in selling, general and administrative expenses in the Consolidated Statement of Earnings.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost. A significant portion of domestic manufacturing facilities and some machinery and equipment are leased under long-term capital leases which are recorded at the beginning of the lease term at the present value of the minimum lease payments.
   Depreciation is computed generally on the declining balance method over estimated useful lives of 15 to 40 years for buildings and of 3 to 10 years for machinery and equipment. Leasehold improvements are amortized principally on the straight-line basis over the shorter of their estimated useful lives or the remaining lease term.

INTANGIBLE ASSETS
The excess costs over net tangible assets of businesses acquired are recorded as intangible assets. These intangibles are amortized using the straight-line method over their estimated useful lives, which range from 1 to 20 years.

IMPAIRMENT OF ASSETS
The Company reviews long-lived assets, goodwill and other intangibles to assess recoverability from future operations using expected undiscounted future cash flows whenever events and circumstances indicate that the carrying values may not be recoverable. Impairment losses are recognized in operating results when expected undiscounted future cash flows are less than the carrying value of the asset.

INCOME TAXES
Income taxes are based upon income for financial reporting purposes. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 109.

FOREIGN CURRENCY TRANSLATION
Foreign currency financial statements are translated into United States dollars using period-end rates of exchange for assets and liabilities and monthly average rates of exchange for income and expenses. Adjustments resulting from translation are accumulated in the Cumulative Translation Adjustment component of Shareowners' Equity. Gains or losses from foreign currency transactions are included in income in the period in which they occur. The net foreign currency gains and losses recognized in 2000, the Transition Period, and 1999 were not significant.

STOCK-BASED COMPENSATION
The Company uses the intrinsic value method for measuring stock-based compensation cost. Under this method, compensation cost is the excess, if any, of the quoted market price of Kellwood's common stock at the grant date over the amount the employee must pay for the stock. Kellwood's policy is to grant stock options at fair market value at the date of grant.

CASH FLOWS
For purposes of the Consolidated Statement of Cash Flows, all highly liquid short-term time deposits maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and time deposits was not significant for fiscal 2000, the Transition Period, or fiscal 1999.


                                                    Kellwood Company * 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)
--------------------------------------------------------------------------

FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS
The Company's financial instruments consist of cash, investments, short-term receivables and payables, and debt. Based on quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, the Company believes the major components of its long-term debt have a market value of approximately $349,000 which compares to their book value of $344,000. Management believes that the current carrying amounts for the Company's other financial instruments approximate fair market value.

NEW ACCOUNTING STANDARDS
On February 1, 2001 the Company adopted SFAS 133, Accounting for
Derivative Instruments and Hedging Activities, as amended. This standard establishes new accounting and reporting standards for derivative financial instruments. The impact of adopting SFAS 133 did not have a material impact on consolidated financial position, results of operations or cash flows.

Note  BUSINESS
2     COMBINATIONS

FISCAL 2000 During fiscal 2000 the Company completed four acquisitions:
Dorby Frocks, Ltd., Romance du Jour, Academy Broadway, and Group B Clothing Company (Democracy), including goodwill and other intangible assets of $65,400. The total purchase price included cash payments of $112,600 and the assumption of certain liabilities totaling $23,600. These transactions were accounted for using purchase accounting. Accordingly, the results of the acquired companies are included in the consolidated financial statements from their respective acquisition dates. The Company's unaudited consolidated results of operations on a pro-forma basis assuming these acquisitions had occurred at the beginning of fiscal 2000 are: net sales of $2,495 million, net income of $65 million, and diluted earnings per share of $2.73. These pro forma results are not necessarily indicative of the operating results that would have occurred had these acquisitions been consummated at the beginning of the year or of future operating results.

TRANSITION PERIOD On January 4, 2000 the Company purchased Biflex International, Inc. (Biflex), including goodwill and other intangible assets of $14,400. The purchase price included a cash payment of $29,000 and the assumption of certain liabilities totaling $10,400. The transaction was accounted for as a purchase. Accordingly, the results of operations of Biflex are included in the consolidated financial statements from the acquisition date. This acquisition was not significant to the results of operations or the financial position of the Company.

FISCAL 1999 On April 30, 1999 the Company completed a merger with Koret, Inc. (Koret), issuing approximately 5.2 million shares of Kellwood common stock in exchange for all of the outstanding shares and options of Koret. The transaction was accounted for as a pooling-of-interests for financial reporting purposes. Accordingly, the consolidated financial statements give retroactive effect to the merger with all periods presented as if the two companies had always been combined. Fees and expenses related to the Koret transaction aggregating $6,600 were incurred in 1999. These costs reduced Kellwood's 1999 Consolidated Net Earnings by $4,840.
   On December 11, 1998 the Company purchased substantially all of the non-real estate assets of Fritzi California (Fritzi), including intangible assets of $5,200. The purchase price included 0.84 million shares of Kellwood common stock valued at $22,300 and the assumption of certain liabilities totaling $14,500. The transaction was accounted for as a purchase. Accordingly, the results of operations of Fritzi are included in the consolidated financial statements from the acquisition date. This acquisition was not significant to the results of operations or the financial position of the Company.

Note  BUSINESS IMPROVEMENT
3     AND OTHER PROGRAMS

As part of its Vision 2000 program, Kellwood reorganized and restructured several operating units that were experiencing operating losses or performing below expectations. Key components of the plan included the consolidation of similar types of operating units, relocation and consolidation of distribution facilities in the northeast, midwest and west coast, and elimination of redundancies between operating units.
   Restructuring actions included closing 5 domestic production facilities. This action related to current and future shifts in the Company's business to foreign sourced product and resulted from the uncompetitive cost structures of the plants being closed. These plant closures and the related shift in manufacturing to offshore contractors are not expected to impact future sales. These activities were completed during fiscal 2000.

FACILITY CONSOLIDATIONS
In connection with the restructuring described above, in the fourth quarter of 1999, the Company recorded, as a separate line item in the consolidated statement of operations, a provision for facilities shut-down of $6,793 (pretax). This provision reduced net earnings and earnings per diluted share by $3,940 and $.14, respectively. On a pre-tax basis, charges for restructuring consisted of termination benefits of $3,969, vacant facilities costs of $1,418, other cash costs of $260, and non-cash charges of $1,146. The non-cash charges represent primarily a write-down of obsolete or abandoned fixed assets to their net realizable value.


20 * Kellwood Company

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)
--------------------------------------------------------------------------

Details of this provision and the accrual balances remaining are as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                                     AMOUNTS UTILIZED DURING
                                               4TH QUARTER   ----------------------------------------
                                                      1999   4TH QUARTER     TRANSITION        FISCAL  RECLASSIFI-      REMAINING
                                                 PROVISION          1999         PERIOD          2000      CATIONS        ACCRUAL
---------------------------------------------------------------------------------------------------------------------------------
Employee severance                                  $3,969        $  374           $297        $3,857        $ 559             $0
Vacant facilities / lease termination                1,418            85            166           707         (460)             0
Other cash restructuring costs                         260             0             71            90          (99)             0
---------------------------------------------------------------------------------------------------------------------------------
Total restructuring, excluding non-cash              5,647           459            534         4,654            0             $0
Asset impairments                                    1,146         1,146              0             0            0              0
---------------------------------------------------------------------------------------------------------------------------------
Total provision                                     $6,793        $1,605           $534        $4,654        $   0             $0
=================================================================================================================================

These charges provided for a reduction of domestic employment by approximately 1,520, primarily in production and production-support capacities.

PROVISION FOR GOODWILL IMPAIRMENT
During the fourth quarter of 1999, the Company completed a review of the intangible assets related to certain underperforming business units. Based on a comparison of the expected future cash flows to the carrying value of the intangibles, it was determined that certain of the intangibles, primarily goodwill, were impaired. Once impairment was identified, the Company utilized discounted cash flows for each operating unit to determine the amount of the impairment. The impairment charge, which is presented as a separate line item in the consolidated statement of operations, totaled $48,945 and reduced 1999 net earnings and earnings per diluted share by $48,945 and $1.77, respectively.

Note  SUPPLEMENTAL BALANCE
4     SHEET INFORMATION

---------------------------------------------------------------------------------------------------
FISCAL PERIOD (NOTE 1) ENDED,                                 1/31/01        1/31/00        4/30/99
---------------------------------------------------------------------------------------------------
ALLOWANCE FOR
DOUBTFUL ACCOUNTS:
Balance, beginning of year                                    $12,142      $  11,281      $  11,803
Provision for bad debts                                         1,506          3,237          3,868
Bad debts written off                                           3,623          2,376          4,390
---------------------------------------------------------------------------------------------------
Balance, end of year                                          $10,025      $  12,142      $  11,281
===================================================================================================

---------------------------------------------------------------------------------------------------
AMOUNTS AT JANUARY 31,                                                          2001           2000
---------------------------------------------------------------------------------------------------
INVENTORIES:
Finished goods                                                             $ 322,601      $ 221,765
Work in process                                                              106,355         96,086
Raw materials                                                                 74,208         77,137
---------------------------------------------------------------------------------------------------
Total inventories                                                          $ 503,164      $ 394,988
===================================================================================================

Includes inventories valued under LIFO of                                  $ 146,882      $ 120,171
Value of LIFO inventories at current costs                                   150,301        122,153

PROPERTY, PLANT & EQUIPMENT:
Land                                                                          $1,948         $1,907
Buildings and improvements                                                   103,752         96,738
Machinery and equipment                                                      132,127        134,245
Capitalized software                                                          31,239         20,634
---------------------------------------------------------------------------------------------------
                                                                             269,066        253,524
Less accumulated depreciation
   and amortization                                                         (154,568)      (149,850)
---------------------------------------------------------------------------------------------------
Property, Plant & Equipment, net                                           $ 114,498      $ 103,674
---------------------------------------------------------------------------------------------------
Includes assets under capital leases
   (primarily buildings) of:
      Cost                                                                 $  14,153      $  15,343
      Accumulated amortization                                               (14,118)       (14,877)
===================================================================================================

---------------------------------------------------------------------------------------------------
AMOUNTS AT JANUARY 31,                                                          2001           2000
---------------------------------------------------------------------------------------------------
INTANGIBLE ASSETS:
Goodwill                                                                   $ 117,296      $  63,886
Less accumulated amortization                                                (25,997)       (20,509)
---------------------------------------------------------------------------------------------------
Net goodwill                                                                  91,299         43,377
---------------------------------------------------------------------------------------------------
Other identifiable intangibles                                                66,476         52,722
Less accumulated amortization                                                (29,982)       (27,879)
---------------------------------------------------------------------------------------------------
Net other identifiable intangibles                                            36,494         24,843
---------------------------------------------------------------------------------------------------
Net intangible assets                                                      $ 127,793      $  68,220
===================================================================================================

ACCRUED EXPENSES:
Salaries and employee benefits                                             $  36,696      $  39,095
Provision for facilities shut-down                                                 -          4,654
Other accrued expenses                                                        39,674         37,697
---------------------------------------------------------------------------------------------------
Total accrued expenses                                                     $  76,370      $  81,446
===================================================================================================

                                               Kellwood Company * 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)
--------------------------------------------------------------------------

Note LEASES
5

Certain machinery and equipment are leased under operating leases having remaining terms ranging up to six years. Rent expense under all operating leases for fiscal 2000 totaled $33,346 ($21,412 for the Transition Period, and $26,959 for fiscal 1999).
   The future minimum lease payments under capital and operating leases at January 31, 2001 were as follows:

------------------------------------------------------------------------
YEARS ENDING JANUARY 31,                          CAPITAL      OPERATING
------------------------------------------------------------------------
2002                                                 $350       $ 24,926
2003                                                  296         21,817
2004                                                  296         17,143
2005                                                   44         13,414
2006                                                    -         12,637
Later years                                             -         18,002
------------------------------------------------------------------------
Total minimum lease payments                          986       $107,939
                                                                ========
Less amount representing interest                     (59)
---------------------------------------------------------
Present value of net minimum
  lease payments                                     $927
=========================================================

Minimum lease payments were not reduced for future minimum sublease rentals of $1,862.

Note  NOTES PAYABLE AND
6     LONG-TERM DEBT

NOTES PAYABLE
On August 31, 1999 the Company executed a $350,000 Senior Credit Facility with Bank of America and other participating banks (the "Credit Agreement"). In connection with the execution of the Credit Agreement the Company paid various fees and costs totaling approximately $750. Facility fees range from .15% to .20% of the committed amount. The Credit Agreement comprises a $100,000 364 day revolving credit facility and a $250,000 three-year revolving credit facility. The $250,000 three-year revolving credit facility can also be used for letters of credit. Borrowings under the Credit Agreement will bear interest at a spread of approximately .6% over LIBOR. At January 31, 2001, outstanding short-term loans and letters of credit under the agreement were $75,000 and $145,520, respectively. Covenants are less restrictive than those currently existing for Kellwood's notes due insurance companies.
   On January 31, 2001 the Company executed a $62,500 Short Term Credit Agreement with Bank of America and other participating banks (the "Short Term Credit Agreement"). In connection with the execution of this agreement the Company paid various fees and costs totaling approximately $44. Facility fees range from .175% to .20% of the committed amount. The Short Term Credit Agreement is a 208-day revolving credit facility, which terminates on August 27, 2001. Borrowings under this agreement will bear interest at a spread of approximately 1.32% over LIBOR. At January 31, 2001, outstanding short-term loans were $0. Covenants are the same as those currently existing for Kellwood's $350,000 Credit Agreement.
   The Company maintains informal, uncommitted lines of credit with several banks, which totaled $125,000 at January 31, 2001. Borrowings under these uncommitted lines totaled $117,500 at January 31, 2001.
   During fiscal 2000, the highest level of borrowings under all lines was $217,750 ($98,243 for the Transition Period). The average daily short-term borrowings for fiscal 2000 were $89,314 ($20,594 for the Transition Period) and the weighted average interest rate was 7.1% (5.8% for the Transition Period).

LONG-TERM DEBT

------------------------------------------------------------------------------------
AMOUNTS AS OF JANUARY 31,                                         2001          2000
------------------------------------------------------------------------------------
7.625% Debentures due October 15, 2017                        $137,704      $137,626
7.875% Debentures due July 15, 2009                            139,806       139,725
Uncommitted credit facilities (average rate 6.5%)               80,000             -
Notes due insurance companies, 6.90% -- 10.77%                  66,351        77,883
Capital lease obligations, 4.9% -- 10.2%                           927         1,832
Other                                                              355           405
------------------------------------------------------------------------------------
                                                               425,143       357,471
Less current maturities                                        (13,812)      (10,992)
------------------------------------------------------------------------------------
                                                              $411,331      $346,479
====================================================================================

Aggregate maturities on long-term debt for the next five years are as follows: 2001 - $13,812; 2002 - $99,067; 2003 - $26,307; 2004 - $6,144;
2005 - $2,222; 2006 & thereafter - $277,591.
   The Company issued $150,000 of 20 year senior unsecured debentures in a public debt offering in October 1997. The debentures, due October 15, 2017, have a coupon rate of 7.625% payable semi-annually. The Company issued $150,000 of 10 year senior unsecured debentures in a public debt offering in July 1999. The debentures, due July 15, 2009, have a coupon rate of 7.875% payable semi-annually. Restrictive covenants of these debentures are less restrictive than the covenants associated with the notes due insurance companies discussed below.
   In January 2000 the Company entered into an interest rate swap agreement with a bank to convert the interest rate on $150,000 of 7.875% debentures from fixed to variable. In connection with this transaction, the Company also entered into an option agreement, which entitled the bank to cancel this swap agreement on January 15, 2001. As consideration for these agreements the Company received a payment of $3,257 which was recorded as a deferred option premium at January 31, 2000. The cancellation option was exercised by the bank, and the swap was cancelled in January 2001. These agreements were marked to market during fiscal 2000 and thereby reduced interest expense for the year by $3,257.


22 * Kellwood Company

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)
--------------------------------------------------------------------------

   Committed credit available under the Credit Agreement provides the Company with the ability to refinance a portion of its debt on a long-term basis. At January 31, 2001, $80,000 in outstanding borrowings under uncommitted credit facilities, which are supported by borrowings available under the Credit Agreement, were classified as long-term debt.
   Notes payable to insurance companies are due in quarterly and semiannual installments from June 1998 through September 2005. Restrictive covenants of these notes include the maintenance of minimum working capital and certain key ratios as well as a limitation on the payment of dividends and the repurchase of Company stock. Under the most restrictive covenants, future dividends and purchases of Company stock are limited to $4,598 plus 45% of net earnings after January 31, 2001, excluding gains and losses on the disposal of capital assets.

Note  RETIREMENT
7     BENEFITS

Various contributory and noncontributory retirement plans cover substantially all domestic and certain foreign employees. Total retirement benefits expense included the following:

---------------------------------------------------------------------------------------
FISCAL PERIOD (NOTE 1) ENDED,                     1/31/01        1/31/00        4/30/99
---------------------------------------------------------------------------------------
Single-employer defined benefit plans            $(12,747)       $(4,037)       $(4,443)
Multi-employer plan                                   446            233            585
Defined contribution plans                          4,295          2,612          3,731
---------------------------------------------------------------------------------------
Total retirement benefits expense/(credit)       $ (8,006)       $(1,192)       $  (127)
=======================================================================================

SINGLE-EMPLOYER DEFINED BENEFIT PLANS
Summarized information on the Company's single-employer defined benefit plans is as follows:

---------------------------------------------------------------------------------------
FISCAL PERIOD (NOTE 1) ENDED,                     1/31/01        1/31/00        4/30/99
---------------------------------------------------------------------------------------
Components of Net Periodic Pension Credit:
   Current Service Cost                          $  2,658        $ 2,019       $  2,649
   Interest cost on projected
      benefit obligation                            4,767          3,510          4,591
   Assumed return on assets                       (13,897)        (9,578)       (11,637)
   Pension plan termination (gain)                 (5,900)             -              -
   Amortization of transition
      asset and prior service costs                  (375)            12            (46)
---------------------------------------------------------------------------------------
Net pension (credit)                             $(12,747)       $(4,037)      $ (4,443)
=======================================================================================

Weighted average key actuarial assumptions:
Discount rate                                         6.0%           7.5%           7.5%
Long-term rate of return on plan assets               6.0%           8.0%           8.0%
Compensation increases                                4.0%           4.5%           4.5%
=======================================================================================


---------------------------------------------------------------------------------------
AMOUNTS AT JANUARY 31,                                              2001           2000
---------------------------------------------------------------------------------------
Reconciliation of funded status to prepaid pension cost:
   Funded Status -- Plan assets in excess
      of projected benefit obligation                           $133,372       $138,275
   Unamortized prior service costs                                    25            568
   Unrecognized actuarial gains                                        0        (49,342)
---------------------------------------------------------------------------------------
   Prepaid pension costs included in other assets               $133,397       $ 89,501
=======================================================================================

Change in Projected Benefit Obligation (PBO):
   PBO, beginning of year                                       $ 65,811       $ 63,879
   Service cost                                                    2,658          2,019
   Interest cost                                                   4,767          3,510
   Employee contributions                                           (433)          (302)
   Plan amendments                                                 9,324            595
   Actuarial gain/(loss)                                           2,475           (170)
   Benefits paid                                                 (41,774)        (3,720)
---------------------------------------------------------------------------------------
   Projected benefit obligation, end of year                    $ 42,828       $ 65,811
=======================================================================================

Change in Plan Assets:
   Fair market value, beginning of year                         $204,086       $177,607
   Actual return on plan assets                                   13,455         29,447
   Employer contributions                                              0            450
   Employee contributions                                            433            302
   Benefits paid                                                 (41,774)        (3,720)
---------------------------------------------------------------------------------------
   Fair market value, end of year                               $176,200       $204,086
=======================================================================================

Plan assets consist primarily of money market funds.

PENSION PLAN TERMINATION
During fiscal 2000 the Company terminated the Kellwood Company Pension Plan. The terminated plan generated substantially all of the Net pension (credit), Prepaid pension cost, Projected benefit obligation, and Fair market value of plan assets for the past three years as set forth above. In connection with this termination, the Company amended the Plan to freeze benefits under the Plan effective August 31, 2000 and to fully vest all current participants. The Plan has purchased annuity contracts to fund the benefits of all current retirees and terminated vested participants; and based on the final participant elections, the Plan will purchase annuities for or make distributions to all current participants, as directed by the participants. The Company obtained approval from the Internal Revenue Service of the tax aspects of the plan termination.
   As a result of this termination, the Company recognized a gain of approximately $4 million (net of income and excise taxes) in the quarter ended January 31, 2001. The Company will receive approximately $40 million in excess cash from the Plan (after payment of related excise and income taxes) in April 2001. Additionally, the Company will pre-fund approximately $35 million of 401(k) plan contributions for its participating employees from Plan assets.
   Concurrent with the plan termination, the Company increased its 401(k) "company match" effective September 1, 2000 from 3% of covered compensation to 4% of covered compensation for participants in its 401(k) plan.


                                                   Kellwood Company * 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)
--------------------------------------------------------------------------

MULTI-EMPLOYER DEFINED BENEFIT PLAN
Certain of the Company's subsidiaries make contributions to a multi-employer defined benefit plan on behalf of their participating employees. The plan administrator estimates that if the Company were to withdraw from the plan, its potential liability for unfunded plan benefits would be approximately $4.5 million as of December 31, 1999, the date of the most recent actuarial valuation report.

OTHER
The Company provides health care insurance benefits to certain employees upon retirement, with the majority of the cost paid by employee contributions. The annual costs of these benefits in 2000, the Transition Period, and 1999 and the accrued benefits at January 31, 2001 and 2000 were not significant.

Note STOCK
8    OPTION PLANS

The amended Restricted Stock Compensation Plan of 1969 and the Corporate Development Incentive Plan of 1986 provide for the granting of common stock to key employees as performance and incentive bonuses. The shares granted may not be transferred, sold, pledged or otherwise disposed of prior to the lapse of certain restrictions. Under the plans, $0 was charged to earnings for fiscal 2000 ($700 for the Transition Period; $1,400 for 1999). At January 31, 2001 there were 158,277 shares available to be granted under these plans to qualified employees.
   Options to purchase common stock have been granted to key employees under various plans at option prices not less than the fair market value on the date of the grant. At January 31, 2001, 201 officers and other key employees held options to purchase shares. The options expire 10 years after grant on dates ranging from May 2001 to August 2010 and are exercisable in cumulative installments only after stated intervals of time and are conditional upon active employment, except for periods following disability or retirement.
   The Company uses the intrinsic value method in accounting for its stock option plans. Had compensation cost for the Company's stock options been recognized based upon the fair value on the grant date under the methodology prescribed by SFAS 123, "Accounting for Stock-based Compensation," the Company's net earnings and earnings per share for fiscal 2000, the Transition Period, and fiscal 1999 would have been impacted as follows:

-----------------------------------------------------------------------------------------
FISCAL PERIOD (NOTE 1) ENDED IN,                            2001         2000        1999
-----------------------------------------------------------------------------------------
Reported net earnings                                    $60,763      $41,000      $1,953
Pro forma net earnings                                   $58,876      $39,250      $  613
Reported diluted earnings per share                      $  2.57      $  1.48      $  .07
Pro forma diluted earnings per share                     $  2.49      $  1.42      $  .02
-----------------------------------------------------------------------------------------

The fair value of options granted (which is recorded as expense over the option vesting period in determining the pro forma impact), is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

---------------------------------------------------------------------------------------------------
FISCAL PERIOD (NOTE 1) ENDED IN,                                 2001           2000           1999
---------------------------------------------------------------------------------------------------
Expected option life                                          5 YEARS        5 years        5 years
Risk-free interest rate                                  5.7% to 6.2%   5.6% to 5.8%   5.1% to 5.6%
Expected volatility of
   Kellwood stock                                                 36%            36%            34%
Expected dividend yield
   on Kellwood stock                                             3.9%           2.7%           2.0%
--------------------------------------------------------------------------------------------------

The weighted-average grant date fair value of options granted was $4.69 to $5.05 for 2000, $6.93 to $7.32 for the Transition Period, and $8.33 to $10.82 for 1999. The pro forma effect on net earnings for 2000, the Transition Period, and 1999 is not representative of the pro forma effect on net earnings in future years because it does not take into consideration pro forma compensation related to grants made prior to 1996. Presented below is a summary of stock option plans' activity for the years and as of the dates shown:

------------------------------------------------------------------------------------------------------------------------
FISCAL PERIOD ENDED IN,                       2001                          2000                          1999
                                    ------------------------      ------------------------      ------------------------
                                                     AVERAGE                       AVERAGE                       AVERAGE
                                                    EXERCISE                      EXERCISE                      EXERCISE
                                      OPTIONS          PRICE        OPTIONS          PRICE        OPTIONS          PRICE
------------------------------------------------------------------------------------------------------------------------
Beginning Balance                   2,379,692         $22.63      1,982,132         $22.34      1,796,911         $19.57
   Granted                            557,300         $16.97        533,604         $23.66        339,950         $32.18
   Exercised                          (47,285)        $11.83       (107,834)        $ 9.07       (151,829)        $11.69
   Canceled                           (37,750)        $22.97        (28,210)        $25.87         (2,900)        $22.26
                                    ---------                     ---------                     ---------
Ending Balance                      2,851,957         $21.68      2,379,692         $22.63      1,982,132         $22.34
========================================================================================================================


24 * Kellwood Company

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)
--------------------------------------------------------------------

Options outstanding and exercisable at January 31, 2001 include the following:

---------------------------------------------------------------------------------------------------------
                                              OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                     --------------------------------------       -----------------------
                                     WEIGHTED       WEIGHTED                      WEIGHTED
                                      AVERAGE        AVERAGE                       AVERAGE
                                    REMAINING         NUMBER       EXERCISE         NUMBER       EXERCISE
RANGE OF PRICES                          LIFE        (000'S)          PRICE        (000'S)          PRICE
---------------------------------------------------------------------------------------------------------
$12.29 - 12.75                       1/2 year           28.0         $12.35           28.0         $12.35
$16.13 - 19.96                        7 years        1,177.8         $17.41          544.4         $18.04
$20.31 - 27.44                        6 years        1,279.9         $22.72          810.4         $21.91
$32.28 - 36.00                        7 years          366.3         $32.51          158.7         $32.67
                                                     -------                       -------
$12.29 - 36.00                        6 years        2,852.0         $21.68        1,541.5         $21.48
=========================================================================================================

Note  CAPITAL
9     STOCK

The reported outstanding shares of common stock have been reduced by treasury stock totaling 8,905,379 shares at January 31, 2001 (5,300,655 at January 31, 2000, and 3,589,395 at April 30, 1999).
   Authorized capital includes 500,000 shares of preferred stock, none of which have been issued. Nonvoting share purchase rights, exercisable only upon satisfaction of certain conditions, entitle the holder to purchase Series A Junior Preferred Stock (160,000 shares reserved) or, under certain conditions, common shares at prices specified in the rights agreement. None of the rights were exercisable as of January 31, 2001.
   In November 1999 the Board of Directors authorized the Company to repurchase up to ten percent of the outstanding shares of its Common Stock (up to approximately 2.8 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Pursuant to this authorization, from December 1999 to February 2000 the Company purchased 2.8 million shares at an average price of $17.35 per share, completing this authorization.
   In March 2000 the Board of Directors authorized the Company to repurchase up to ten percent of the outstanding shares of its Common Stock (up to approximately 2.5 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Pursuant to this authorization, during March 2000 the Company purchased 1.17 million shares at an average cost of $17.07 per share, and during the period August 11 -- October 24, 2000 the Company purchased 1.32 million shares at an average cost of $17.14 per share, completing this authorization.
   On September 8, 2000 the Board of Directors authorized the Company to repurchase up to an additional ten percent of the outstanding shares of its Common Stock (up to approximately 2.27 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Purchases will be financed out of the Company's cash resources. As discussed in Note 6, certain debt covenants may limit purchases under this authorization. No purchases have been made pursuant to this authorization.

Note  INCOME
10    TAXES

The provision for income taxes consisted of:

---------------------------------------------------------------------------------------------------
FISCAL PERIOD (NOTE 1) ENDED IN,                                 2001           2000           1999
---------------------------------------------------------------------------------------------------
Current:
  Domestic:
    Federal                                                   $19,532        $13,708        $33,508
    State                                                       1,980          2,184          6,873
  Foreign                                                       1,883          1,378          1,609
---------------------------------------------------------------------------------------------------
                                                               23,395         17,270         41,990
Deferred (primarily federal)                                   14,805         10,330         (4,790)
---------------------------------------------------------------------------------------------------
Total income tax provision                                    $38,200        $27,600        $37,200
===================================================================================================

Current income taxes are the amounts payable under the respective tax regulations on each year's earnings and on foreign earnings remitted during the year. A reconciliation of the federal statutory income tax rate to the effective tax rate (provision for taxes) was as follows:

---------------------------------------------------------------------------------------
FISCAL PERIOD (NOTE 1) ENDED IN,                     2001           2000           1999
---------------------------------------------------------------------------------------
Statutory rate                                       35.0%          35.0%          35.0%
Foreign tax differences                              (0.8)           1.3           (1.7)
Amortization of intangible assets                     1.5            1.4            3.6
State tax                                             2.6            3.2            5.0
Unusual items                                           -              -           53.9
Other                                                 0.3           (0.7)          (0.8)
---------------------------------------------------------------------------------------
Effective tax rate                                   38.6%          40.2%          95.0%
=======================================================================================


                                               Kellwood Company * 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)
----------------------------------------------------------------------

Deferred income tax liabilities and assets consisted of the following:

---------------------------------------------------------------------------------------------------
FISCAL PERIOD (NOTE 1) ENDED IN,                                 2001           2000           1999
---------------------------------------------------------------------------------------------------
Employee related costs                                       $ 33,376       $ 26,837       $ 24,629
Depreciation and amortization                                   2,324          6,828          7,016
Allowance for asset valuations                                (12,648)       (18,391)       (21,600)
Other                                                           7,296         (1,357)        (6,458)
---------------------------------------------------------------------------------------------------
                                                             $ 30,348       $ 13,917       $  3,587
===================================================================================================

Included in:
   (Prepaid taxes and expenses)                              $(18,235)      $(28,344)      $(35,563)
   Deferred income taxes and other                             48,583         42,261         39,150
---------------------------------------------------------------------------------------------------
                                                             $ 30,348       $ 13,917       $  3,587
===================================================================================================

Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are expected to be indefinitely reinvested abroad. Undistributed foreign earnings considered to be indefinitely reinvested abroad totaled $37,000 through January 31, 2001.

Note  EARNINGS PER
11    SHARE

A reconciliation of basic earnings per common share and diluted earnings per common share follows:

---------------------------------------------------------------------------------------------------
                                                                 2001          2000*           1999
---------------------------------------------------------------------------------------------------
BASIC EARNINGS
PER SHARE COMPUTATION
Numerator:
  Net earnings                                                $60,763        $41,000        $ 1,953**

Denominator (000's):
  Average common
    shares outstanding                                         23,624         27,505         26,765
---------------------------------------------------------------------------------------------------
Basic Earnings Per Share                                      $  2.57        $  1.49*       $   .07**
===================================================================================================

DILUTED EARNINGS
PER SHARE COMPUTATION
Numerator:
  Net earnings                                                $60,763        $41,000        $ 1,953**
  Impact of assumed conversions:
    debenture interest after-tax                                    -             14             27
---------------------------------------------------------------------------------------------------
                                                              $60,763        $41,014        $ 1,980
---------------------------------------------------------------------------------------------------
Denominator (000's):
  Average common
    shares outstanding                                         23,624         27,505         26,765
  Impact of debenture conversions                                   -             43             75
  Impact of stock options                                          52            200            765
---------------------------------------------------------------------------------------------------
                                                               23,676         27,748        $27,605
---------------------------------------------------------------------------------------------------
Diluted Earnings Per Share                                    $  2.57        $  1.48*       $   .07**
===================================================================================================

 * Nine-month transition period (see Note 1).
** 1999 Net earnings and Earnings per share are net of unusual charges for merger costs, facilities shut-down, and goodwill impairment totaling $62,338 pretax, $57,725 after-tax ($2.16 per basic share; $2.09 per diluted share).

Note  SIGNIFICANT
12    CUSTOMERS

During fiscal 2000 one customer (JCPenney Company, Inc.) accounted for 12.0% of the Company's consolidated net sales (as compared to 10.3% in the comparable 12-month period in the prior year). Accounts receivable included $52,625 due from this customer at January 31, 2001. No single customer provided 10% or more of consolidated net sales in the fiscal year ended April 30, 1999.

Note  COMMITMENTS
13    AND CONTINGENCIES

There are various lawsuits and other legal proceedings against the Company. Management and general counsel are of the opinion that the ultimate disposition of such litigation will have no material adverse effect on the Company's financial position or results of operations.


Note  SELECTED QUARTERLY
14    FINANCIAL DATA
      (UNAUDITED)

------------------------------------------------------------------------------------------------------
QUARTER ENDED                                       APRIL           JULY        OCTOBER        JANUARY
------------------------------------------------------------------------------------------------------
FISCAL 2000:
Net sales                                        $649,440       $469,283       $703,140       $540,310

Gross profit                                      141,464         96,986        145,111         97,579
Net earnings                                       29,004          6,638         26,730         (1,610)

Basic earnings per share                             1.17            .28           1.15           (.07)
Diluted earnings per share                           1.17            .28           1.15           (.07)
======================================================================================================

TRANSITION PERIOD:
Net sales                                                       $470,575       $633,456       $461,230

Gross profit                                                     100,716        137,799         89,063
Net earnings                                                       9,557         26,066          5,377

Basic earnings per share                                             .34            .94            .20
Diluted earnings per share                                           .34            .93            .20
======================================================================================================


26 * Kellwood Company

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)
--------------------------------------------------------------------------

Note  INDUSTRY SEGMENT
15    AND GEOGRAPHIC AREA
      INFORMATION

The Company and its subsidiaries are principally engaged in the apparel and related soft goods industry. Reflecting the change in the way the Company's business units are viewed and evaluated by management, effective in fiscal 2000, the Company changed the segments by which its results are reported. Segment information for prior periods has been restated. The Company's business units are aggregated into the following reportable segments:
   * Women's Sportswear designs, merchandises and sells women's sportswear sold through leading retailers in all channels of distribution. The product line includes blazers, dresses, sweaters, blouses, vests, other tops, skirts, pants, and skorts. The business is primarily branded goods sold at the popular-to-moderate price points, but the segment does include some better-to-bridge lines -- upper price point women's sportswear sold principally to small specialty stores, regional department stores and catalog houses.

   * Men's Sportswear designs, manufactures and sells men's woven and knit shirts, pants, jeans and outerwear sold to leading department stores, catalog houses and national chains. The business is primarily private label but also includes a number of branded programs such as Slates(R) business casual shirts, sweaters and outerwear and Nautica(R) dress shirts and rainwear.

   * Other Soft Goods includes intimate apparel and recreation products.

   Management evaluates the performance of its operating segments separately to individually monitor the different factors affecting financial performance. Segment Operating Earnings includes substantially all of the segment's costs of production (on a FIFO basis), distribution and administration. Kellwood manages the following expenses at the corporate level. Accordingly, they are not allocated to the Segments:
   * Corporate general and administrative expenses,

   * Pension plan termination gain,

   * Amortization of intangible assets,

   * Provisions for facilities shut-down (primarily plants serving the Women's Sportswear segment),

   * Provision for goodwill impairment (which pertained to the goodwill of businesses in the Women's Sportswear segment),

   * Merger and acquisition costs, including costs of the Koret merger, and

   * Interest income and expense, and Income taxes.

Segment net assets measures net working capital, net fixed assets and other noncurrent operating assets and liabilities of the segment. Depreciation and amortization excludes amortization of intangible assets accounted for at the corporate level. Debt is not allocated to the segments. Capital expenditures exclude the cost of long lived assets included in acquisitions accounted for under purchase accounting.

---------------------------------------------------------------------------------------------------
FISCAL PERIOD (NOTE 1) ENDED IN,                                 2001           2000           1999
---------------------------------------------------------------------------------------------------
NET SALES:
   Women's Sportswear                                      $1,635,073     $1,097,139     $1,548,966
   Men's Sportswear                                           362,458        289,221        326,594
   Other Soft Goods                                           364,643        178,901        275,587
---------------------------------------------------------------------------------------------------
   Kellwood total                                          $2,362,174     $1,565,261     $2,151,147
===================================================================================================

OPERATING EARNINGS:
   Women's Sportswear                                      $  110,089     $   69,355     $  127,678
   Men's Sportswear                                            36,481         28,496         29,181
   Other Soft Goods                                            27,155         12,170         27,090
---------------------------------------------------------------------------------------------------
   Total segments                                             173,725        110,021        183,949
Amortization of Intangible assets                              (8,279)        (4,865)       (15,855)
Interest expense                                              (32,622)       (22,654)       (33,883)
Impairment, restructuring,
   & merger                                                         -              -        (62,338)
General corporate and other                                   (33,861)       (13,902)       (32,720)
---------------------------------------------------------------------------------------------------
Earnings before income taxes                               $   98,963     $   68,600     $   39,153
===================================================================================================

NET ASSETS AT END OF YEAR:
   Women's Sportswear                                      $  625,521     $  509,449     $  572,897
   Men's Sportswear                                           108,200         99,356         84,928
   Other Soft Goods                                           179,787        130,939        104,060
   Corporate and Other                                         60,433         67,680         22,429
---------------------------------------------------------------------------------------------------
   Kellwood total                                          $  973,941     $  807,424     $  784,314
===================================================================================================

CAPITAL EXPENDITURES:
   Women's Sportswear                                      $    6,498     $    5,083     $   17,592
   Men's Sportswear                                             9,247          6,170         22,595
   Other Soft Goods                                             1,896          2,273          2,778
   Corporate and Other                                         10,053          9,293          8,507
---------------------------------------------------------------------------------------------------
   Kellwood total                                          $   27,694     $   22,819     $   51,472
===================================================================================================

DEPRECIATION EXPENSE:
   Women's Sportswear                                      $    7,434     $    5,923     $    7,468
   Men's Sportswear                                             8,383          5,834          6,457
   Other Soft Goods                                             2,470          1,824          2,327
   Corporate and Other                                            731            660          1,251
---------------------------------------------------------------------------------------------------
   Kellwood total                                          $   19,018     $   14,241     $   17,503
===================================================================================================

Substantially all sales are to U.S. customers. Sales and transfers between segments were not significant. Approximately 80% of the assets of the Men's Sportswear segment are located in Asia.


                                                 Kellwood Company * 27

SUPPLEMENTAL SELECTED FINANCIAL DATA

(Dollars in thousands except per share data)         2001           2000           1999           1998           1997
---------------------------------------------------------------------------------------------------------------------
Net sales                                      $2,362,174     $1,565,261*    $2,151,147     $2,094,389     $1,787,530
Net earnings                                       60,763         41,000*         1,953**       50,134         34,558

Basic earnings per share                             2.57           1.49*           .07**         1.92           1.34
Diluted earnings per share                           2.57           1.48*           .07**         1.85           1.29

Cash dividends declared per share                     .64            .48*           .64            .64            .60

Working capital                                   544,639        576,120        465,535        454,625        279,036
Total assets                                    1,265,725      1,097,853      1,054,212      1,103,890        956,368

Long-term debt                                    411,331        346,479        227,659        252,508        122,980
Total debt                                        542,845        361,554        338,126        413,697        303,096

Shareowners' Equity                               431,096        445,870        446,188        429,660        386,257
Equity per Share                                    19.00          17.04          16.09          16.32          15.00

 * Nine Months.

** 1999 Net earnings and earnings per share are net of unusual charges for merger costs, facilities shut-down, and goodwill impairment totaling $62,338 pretax, $57,725 after-tax ($2.16 per basic share; $2.09 per diluted share).

All data have been adjusted to reflect the 1999 merger with Koret, Inc. which was accounted for as a pooling of interests.


28 * Kellwood Company

                                     MANAGEMENT'S DISCUSSION AND ANALYSIS

(Dollars in millions except per share data)
-------------------------------------------------------------------------

The following discussion is a summary of the key factors management considers necessary in reviewing the Company's results of operations, liquidity, capital resources and operating segment results. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

CHANGE IN YEAR END In August 1999 the Company changed its fiscal year-end from April 30 to January 31. This change resulted in a short fiscal year covering the nine month Transition Period from May 1, 1999 to January 31, 2000.

SEASONALITY Kellwood's businesses are quite seasonal. The Company generally sells its products prior to the principal retail selling seasons: spring, summer, fall, and holiday. Sales and earnings for the quarter ended April 30 have historically been higher than for the other quarters of the fiscal year. In recent years the April quarter's results represented approximately 30% of the year's sales and gross profit and over 40% of net earnings before unusual items. For comparative purposes in order to provide a more meaningful Management's Discussion and Analysis of the results of operations, the analysis herein is generally based on the reported fiscal 2000 and Transition Period data as compared to the comparable period in the prior year.

RESULTS OF OPERATIONS

OVERVIEW
Sales for the year ended January 31, 2001 increased $168 or 8% to a record $2,362 from $2,194 in the comparable twelve-month period in the prior year. Earnings per share for the year increased 8% to $2.57 on a diluted basis compared with $2.39 per share before unusual items reported in the prior year. Net earnings of $61 were down 9% vs. $66.6 in the comparable period in the prior year before unusual items.

NET SALES, OPERATING EARNINGS,
AND EARNINGS BEFORE UNUSUAL ITEMS
FISCAL 2000 VS. PRIOR YEAR
Summarized comparative financial data for fiscal 2000 and the comparable period in the prior year, are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

----------------------------------------------------------------------------------------------------------------
                                                   YEAR ENDED
                                                   JANUARY 31,                                  % OF SALES
                                             ---------------------        % CHANGE          --------------------
                                               2001           2000           99-00           2001           2000
----------------------------------------------------------------------------------------------------------------
Net Sales                                    $2,362         $2,194            7.7%         100.0%         100.0%
Cost of products sold                         1,881          1,723            9.2%          79.6%          78.5%
S, G & A                                        346            322            7.2%          14.6%          14.7%
----------------------------------------------------------------------------------------------------------------
Operating earnings                              135            149           -8.9%           5.7%           6.8%
Pension termination (gain)                       (6)             -             n/a          -0.2%             -
Amortization of intangibles                       8              9           -8.7%            .4%            .4%
Interest expense                                 33             31            6.2%           1.4%           1.4%
Interest income & other                           2             (3)            n/a            .1%           -.1%
Koret merger costs                                -              5
Facilities shut-down                              -              7
Goodwill impairment                               -             49
------------------------------------------------------------------
Earnings before tax                              99             51*
Income Taxes                                     38             41
------------------------------------------------------------------
Net Earnings                                 $   61         $   10*
==================================================================
Income Tax rate                                 39%            80%

* Earnings before income taxes and Net earnings were $112 and $67, respectively, excluding the impact of the unusual items (Merger costs, Facilities shut-down, and Goodwill impairment).

SALES increased 8% in fiscal 2000 benefiting from:
   * A full year of sales from Biflex International, a maker of private label bras and intimate apparel acquired in January 2000,

   * Four acquisitions completed during fiscal 2000 (Dorby Frocks, Ltd., Romance du Jour, Academy Broadway, and Group B Clothing Company which markets the Democracy brand), and

   * Continued growth in the men's shirt business through private label programs.

   These gains were partially offset by a $30 drop in volume from the two updated branded divisions within the Women's Sportswear segment which were closed during the fourth quarter and are in the process of being repositioned within other operating units of the Company.

COST OF PRODUCTS SOLD increased 9.2% to $1,881 from $1,723 in the prior year. Cost of products sold as a percentage of sales increased to 79.6% in fiscal 2000 compared to the prior year level of 78.5%. The increase in the cost of goods sold as a percentage of sales was primarily due to:
   * The costs incurred to reposition the two Women's Sportswear branded divisions mentioned above,

   * Purchase accounting charges during the first year after completion of the five acquisitions mentioned above,

   * Additional inventory reserves established to facilitate the liquidation of certain inventory of repositioned divisions and inventories being manufactured for Montgomery Wards as a consequence of their recent bankruptcy filing, and

   * Additional markdowns required due to the soft retail environment.

                                                     Kellwood Company * 29

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Dollars in millions except per share data)
--------------------------------------------------------------------------

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (S,G&A) increased $24 or 7.2% to $346 in fiscal 2000 compared to $322 in the prior year. This increase was generally in line with the increase in sales. As with the increase in sales, the majority of the increase in S,G&A expenses was the result of the acquisitions discussed above. Additionally, higher divisional S,G&A to support internal sales growth and an increase in investment spending to launch new brands and products and improve information systems was partially offset by overhead savings from the consolidation of certain divisions and operations.

OPERATING EARNINGS (defined as net sales less cost of products sold and S,G&A) decreased $13 to 5.7% of sales in fiscal 2000 from 6.8% in the prior year primarily as a result of the increase in the Cost of products sold as discussed above.

PENSION TERMINATION GAIN of $6 ($4.0 after-tax) resulted from the termination of the Kellwood Company defined benefit pension plan discussed under FINANCIAL CONDITION below.

AMORTIZATION of intangible assets for the year decreased as a result of the provision for goodwill impairment recorded in the April 1999 quarter. This decrease was substantially offset by amortization of goodwill on new acquisitions.

INTEREST EXPENSE increased $1.9 as a result of the net impact of:
   * $5 higher interest expense associated with increased debt levels resulting from the repurchase of $91 of the Company's outstanding shares, and

   * $3 higher interest expense resulting from the fiscal 2000 acquisitions, partially offset by

   * $3 lower interest expense as a result of reduced levels of short-term debt during the year due to normal cash flow from operations, and

   * a $3 reduction of interest expense from the recognition of the option premium on the swap and swaption entered into in January 2000.

INTEREST INCOME AND OTHER, NET was a net expense of $1.5 in fiscal 2000 compared with income of $3.2 in the comparable period in the prior year. The prior year amount included a higher level of interest income earned as a result of higher cash balances during the year as well as $2 of income from unusual nonrecurring financial items including a gain on the sale of a building.

THE EFFECTIVE TAX RATE for the year ended January 31, 2000 of 80% was a consequence primarily of the non-deductible Goodwill impairment charge of $48.9 and non-deductible Koret merger costs of $2.4. Excluding unusual items, the Company's effective tax rate was 38.6% in fiscal 2000 and 40.6% in the comparable period in the prior year. This 2.0% drop in the effective tax rate resulted from the decreased amortization of goodwill and from certain business initiatives which had the effect of reducing the Company's effective state income tax rate.

SHARES OUTSTANDING AND EPS. From December 1999 through October 2000, the Company repurchased 5.3 million shares of Kellwood Company common stock. As a result, there were only 23.7 million weighted average diluted shares outstanding in fiscal 2000 compared with 27.8 million shares in the comparable period in the prior year.

TRANSITION PERIOD (NINE MONTHS ENDED
JANUARY 31, 2000) VS. 1999
In August 1999, the Company changed its fiscal year-end from April 30 to January 31 to bring Kellwood more in line with the operating cycle of our business and the fiscal year-ends of our customers and other apparel companies. We have decided to identify the twelve-month period ending January 31, 2001 as "fiscal 2000" in keeping with the custom of many retail and apparel companies. Summarized comparative financial data for the nine-month Transition Period ended January 31, 2000 and the nine months ended January 31, 1999 (including Koret), are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

---------------------------------------------------------------------------------------------------------
                                         NINE MONTHS ENDED
                                            JANUARY 31,                                  % OF SALES
                                       ---------------------       % CHANGE          --------------------
                                         2000           1999          99-00           2000           1999
---------------------------------------------------------------------------------------------------------
Net Sales                              $1,565         $1,523           2.8%         100.0%         100.0%
Cost of products sold                   1,238          1,200           3.1%          79.1%          78.8%
S, G & A                                  234            227           3.2%          15.0%          14.9%
---------------------------------------------------------------------------------------------------------
Operating earnings                         93             95          -2.2%           6.0%           6.3%
Amortization of intangibles                 5             12         -58.2%            .3%            .8%
Interest expense                           23             26         -12.3%           1.4%           1.7%
Interest income & other                    (3)             -            n/a           -.2%             -
Koret merger costs                          -              1             -              -             .1%
---------------------------------------------------------------------------------------------------------
Earnings before tax                        69             57          21.0%           4.4%           3.7%
Income Taxes                               28             24          16.4%           1.8%           1.6%
---------------------------------------------------------------------------------------------------------
Net Earnings                           $   41         $   33          24.4%           2.6%           2.2%
=========================================================================================================
Income Tax rate                         40.2%          41.8%

SALES increased 3% in the nine-month Transition Period ended January 31,
2000 compared to the comparable period in the prior year. Sales benefited from strong growth in Women's Sportswear's contemporary/updated brands as well as in dresses. The men's shirt business also continued to grow through increased capacity and expanded private label programs. Additionally, the acquisition of Fritzi and Biflex added $70 more in sales during the Transition Period as compared to the prior year.


30 * Kellwood Company

                                    MANAGEMENT'S DISCUSSION AND ANALYSIS

(Dollars in millions except per share data)
------------------------------------------------------------------------

   These developments were partially offset by a change in fashion direction away from some of Kellwood's traditional-styled structured blazers and other garments to more contemporary softer looks. This shift from heavier weight fabrics and structured garments to less expensive lighter weight garments also resulted in lower unit selling prices. Other factors negatively impacting sales in the Transition Period included continued weak demand for private label outerwear and basic denim jeans, and delivery problems in the January quarter with a number of contractors, primarily in Mexico.

COST OF PRODUCTS SOLD as a percent of sales increased to 79.1% in the Transition Period compared to the prior year level of 78.8%. Improved sourcing and savings generated from the Vision 2000 supplier management initiative and improved margins at Smart Shirts worked to lower the cost of products sold as a percent of sales. These improvements were offset by the impact of the startup of the new distribution center in Trenton, Tennessee, the startup of a new plant in Mexico, and the phasing out of most of our domestic sewing operations which resulted in unabsorbed burden and labor inefficiency. In addition, late deliveries in the January quarter resulting from the contractor problems discussed above caused higher mark downs and freight costs which exerted upward pressure on cost of products sold as a percent of sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (S,G&A) in fiscal 1999 increased generally in line with sales. The acquisition of Fritzi in December 1998 and start-up costs for the Slates(R) line also added modestly to S,G&A.

OPERATING EARNINGS declined to 6.0% of sales from 6.3% in the prior year as a result of the changes in cost of products sold margin and S,G&A margin discussed above.

INTEREST EXPENSE decreased $2.6 in the Transition Period vs. the comparable period in the prior year due primarily to the decrease in average debt as a result of better working capital management. Lower average interest rates on short-term debt (principally due to the replacement of Koret's factor borrowings with borrowings at the lower Kellwood rates) also decreased interest expense by approximately $1.7. These factors were partially offset by the $1.1 of additional interest expense due to the issuance of the 7.875% debentures in July 1999.

OTHER INCOME for the Transition Period ended January 31, 2000 included $2 (pretax; $1.2 after-tax) of unusual non-recurring financial items including a gain on the sale of a building.

THE EFFECTIVE TAX RATE declined from 41.8% in 1999 to 40.2% in the Transition period due primarily to the reduction of goodwill amortization as a result of the Goodwill impairment charge taken in the fourth quarter of 1999.

SEGMENT RESULTS
The Company and its subsidiaries are principally engaged in the apparel and related soft goods industry. Reflecting the change in the way the Company's business units are viewed and evaluated by management, effective in fiscal 2000, the Company changed the segments by which its results are reported. Segment information for prior periods has been restated. The Company's business units are aggregated into the following reportable segments:
   * Women's Sportswear,

   * Men's Sportswear, and

   * Other Soft Goods, which includes intimate apparel and recreation products.

Sales and Operating Earnings by Segment for the year ended January 31, 2001 and for the comparable period in the prior year as well as for the nine month Transition Period ended January 31, 2000 and for the comparable period in the prior year were as follows:

------------------------------------------------------------------------------------------------------------------------------
                                                 TWELVE MONTHS ENDED            NINE MONTHS ENDED             % CHANGE
                                                     JANUARY 31,                    JANUARY 31,       ------------------------
                                                ---------------------         ---------------------   12 MONTHS       9 MONTHS
NET SALES                                         2001           2000           2000           1999       00-01          99-00
------------------------------------------------------------------------------------------------------------------------------
Women's Sportswear                              $1,635         $1,593         $1,097         $1,100        2.7%          (0.2%)
Men's Sportswear                                   362            328            289            242       10.5%          19.7%
Other Soft Goods                                   365            273            179            181       33.6%          (1.4%)
------------------------------------------------------------------------------------------------------------------------------
Kellwood total                                  $2,362         $2,194         $1,565         $1,523        7.7%           2.8%
==============================================================================================================================

OPERATING EARNINGS
------------------------------------------------------------------------------------------------------------------------------
Women's Sportswear                              $110.1         $121.9          $69.4          $78.4       (9.7%)        (11.5%)
Men's Sportswear                                  36.5           30.1           28.5           24.3       21.2%          17.2%
Other Soft Goods                                  27.2           24.1           12.2           15.2       12.9%         (20.0%)
------------------------------------------------------------------------------------------------------------------------------
Total segment operating earnings                $173.7         $176.1         $110.0         $117.9       (1.3%)         (6.7%)
==============================================================================================================================

                                                   Kellwood Company * 31

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Dollars in millions except per share data)
--------------------------------------------------------------------------

WOMEN'S SPORTSWEAR. Sales of Women's Sportswear increased $42 (3%) in fiscal 2000 to $1,635, with essentially all of the net increase resulting from acquisitions (Dorby Frocks and Democracy). Several of the Company's Women's Sportswear brands generated organic growth in the low single digit range from the core and more traditionally styled brands. These gains were offset by approximately a $30 drop in volume from two of this segment's updated branded divisions, which were closed during the fourth quarter, and repositioned within other Kellwood business units. Operating earnings (defined as net sales less cost of products sold and selling, general and administrative expenses) decreased $11 for the year to 6.7% of sales compared to 7.7% of sales in the prior year. This decline was a consequence of the costs incurred to reposition the updated branded divisions and as a result of a higher level of markdowns that was required compared to the prior year due to the soft retail environment.
   Sales of this segment were flat for the nine-month Transition Period as compared to the prior year. The Transition Period included the benefit of a $67 increase in sales of Fritzi, which was acquired in December 1998. This increase was offset by the fashion shift away from traditional wool and constructed garments to lighter weight less constructed and therefore less expensive garments. Consolidations at retail, the repositioning of certain brands, and contractor delivery problems in the January quarter (primarily in Mexico) also exerted downward pressure on sales. Operating earnings declined $9 to 6.3% in the Transition Period from 7.1% in the prior year. Pressure on operating earnings margin came as a result of the shift to less expensive lighter weight garments as well as the continuing competitive environment at retail and additional mark-down expenses required by the contractor delivery problems discussed above.

MEN'S SPORTSWEAR. The Men's Sportswear segment enjoyed an exceptionally strong fiscal 2000, with sales increasing $35 or 10.5% to $363. This was on top of a 17% increase in the Transition Period compared to the comparable period in the prior year. This growth was driven by the Smart Shirts business unit, which is a leading private label manufacturer of better priced woven shirts sold to the leading department stores and catalog houses. The fiscal 2000 growth came as a result of capturing additional market share by taking programs from three major competitors and as a result of the increased distribution of the new Slates(R) line of men's casual business sportswear and dress shirts. Growth is also being driven by the newly expanded knit shirt capacity in the Maldives and by an increase in sales of men's pants made in Sri Lanka. The shirt business is also benefiting from pipeline filling as the retailers change their product mix to include a more broad range of new colors and upgraded fabrications.
   Operating earnings, fueled by the sales increase, increased $6.5 or 21% to 10.1% of sales in fiscal 2000 from 9.2% of sales in the prior year. The increase in the operating earnings margin was driven by increased capacity in China, Sri Lanka and the Maldives as well as expansion of the Company's network of contractors in low cost areas. More efficient operation as facilities are operating closer to capacity has also improved gross margins. Operating earnings margins in the Transition Period declined slightly as a result of unabsorbed burden and lower productivity at certain domestic manufacturing plants scheduled to be closed as operations at these plants were wound-down.

OTHER SOFT GOODS. In fiscal 2000, sales of Other Soft Goods increased $92 or 34% to $365. Acquisitions (Biflex International, Academy Broadway and Romance du Jour) provided $67 or 72% of the year-to-year increase in sales. The remaining organic growth of approximately 9% was due primarily to new product introductions. Operating earnings increased $3 or 13% as a result of the increase in sales but declined as a percentage of sales from 8.8% in the prior year to 7.4% in fiscal 2000 as a result of product mix changes within the segment.
   Other Soft Goods sales in the Transition Period were relatively flat vs. the prior year primarily due to reduced outerwear shipments, lower sales of activewear to the major footwear companies, and reduced sales of nightwear. This weakness was partially offset by a 10% increase in sales of recreation products as a result of strong demand for new products and a new line of sleeping bags and outerwear as well as a growing international business. The segment's operating earnings declined $3 (20%) and operating earnings margin declined to 6.8% in the Transition Period from 8.4% in the prior year. These declines were due to the start-up of a new lingerie facility in Mexico, as well as higher S,G&A spending related to the launch of several new recreation products including child carriers, apparel, camping furniture and travel gear.

UNUSUAL ITEMS
THE KORET MERGER. On April 30, 1999 the Company completed a merger with Koret, Inc. (Koret), issuing approximately 5.2 million shares of Kellwood common stock in exchange for all of the outstanding shares and options of Koret. The transaction was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements and this Management's Discussion and Analysis give retroactive effect to the Merger with all periods presented as if the two companies had always been combined. One-time costs of the Koret merger ($6.6) decreased 1999 reported earnings per share by $.18.

32 * Kellwood Company

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Dollars in millions except per share data)
--------------------------------------------------------------------------

RESTRUCTURING AND PROVISION FOR GOODWILL IMPAIRMENT. As part of its Vision 2000 program, Kellwood reorganized and restructured several operating units that were experiencing operating losses or performing below expectations. Key components of the plan included the consolidation of similar types of operating units, relocation and consolidation of distribution facilities in the northeast, midwest and west coast, and elimination of redundancies between operating units. These activities were completed in fiscal 2000.
   During fiscal 1999, Kellwood closed a number of its domestic manufacturing facilities as their work was transferred to Kellwood facilities in Mexico, the Caribbean and Central America and the Company's network of contractors around the world. These moves, in concert with certain other planned plant closings completed in fiscal 2000, will enhance Kellwood's cost competitiveness and sourcing flexibility. These plant closures and the related shift in manufacturing to offshore contractors relate primarily to the Women's Sportswear segment and are not expected to impact future sales. Cost reductions resulting from these moves will have a minimal impact on margins, as it is expected to be necessary to pass much of the savings on to customers. In connection with this restructuring, in the fourth quarter of 1999 the Company recorded a provision for facilities shut-down of $6.8 (pretax). This provision consisted of termination benefits of $4, vacant facilities costs of $1.4, other cash costs of $.3, and non-cash charges of $1.1. The non-cash charges represent primarily a write-down of obsolete or abandoned fixed assets to their net realizable value. The total provision of $6.8 reduced 1999 net earnings and earnings per diluted share by $3.9 and $.14, respectively. A summary of activity during the Transition Period and fiscal 2000 related to this provision is included in the financial statements at Note 2.
   As a consequence of the changes discussed above and changing market conditions, Kellwood conducted a review and analysis of the projected cash flows for certain underperforming operating units and assessed the reliability of the carrying value of the intangible assets of these units. During the fourth quarter of fiscal 1999 the Company completed this review and identified an impairment of $48.9, primarily related to business units in the Women's Sportswear segment. The provision for this impairment reduced 1999 net earnings and earnings per diluted share by $48.9 and $1.77, respectively for the year.

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

LEVERAGE. Kellwood's debt-to-capital ratio was 55.7% at January 31, 2001 compared to 44.8% at January 31, 2000. The major items impacting leverage in this period were the completion of acquisitions as discussed below, and the repurchase of 5.3 million Kellwood shares at a cost of $91 during the November 1999 to October 2000 time frame. Management plans to achieve a leverage ratio of under 50% by the end of fiscal 2001 as a result of a combination of:
   * Strong cash flow from operations as a result of higher operating earnings, lower capital expenditures, higher depreciation expense, and the pre-funding of 401(k) costs with funds from the terminated defined benefit pension plan,

   * Approximately $40 of cash that will revert to the Company after the winding up of the Kellwood Company defined benefit pension plan is completed in April 2001,

   * Lower levels of cash required for acquisitions, and

   * No planned additional stock repurchases.

WORKING CAPITAL. The Company's working capital requirement for inventories and receivables is influenced primarily by sales patterns, which are highly seasonal. Inventory levels are highly dependent upon forecasted sales, and receivables are a result of the timing of recent months' sales and customer payment terms.
   The current ratio decreased to 2.5 to 1 at January 31, 2001 vs. 3.3 to 1 at January 31, 2000 as a result of the increased current notes payable related to the increased investment in inventories at January 31, 2001.
   Accounts receivable increased $38 (12%) at January 31, 2001 compared to the prior year. $29 or 76% of the increase was due to acquisitions during the year. Days sales in accounts receivable at January 31, 2001 declined to 57 days, compared to 60 days at January 31, 2000.

   Inventory levels increased $108 (27%) to $503 at January 31, 2001 compared to $395 at January 31, 2000. Approximately 40% -- almost $45 -- of this increase was due to acquisitions. Another $10 of the increase consists of surplus inventories at certain business units undergoing restructuring as well as inventories that were being made specifically for Montgomery Ward (now in liquidation). Additionally, the Company planned and maintains higher


                                                     Kellwood Company * 33

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Dollars in millions except per share data)
-------------------------------------------------------------------------

inventories in order to help ensure on-time deliveries of spring product to retailers. Overall, the Company now has 85 days supply in inventory, which is above the Company's target of 78 days for this time in the business cycle. The average inventory days on hand for fiscal 2000 was 78 days as compared to 77 days in the prior year.

INVESTING ACTIVITIES. Capital spending was $28 for fiscal 2000, $23 for the nine-month Transition Period, and $52 for fiscal 1999. The additional spending in 1999 was largely for warehouse construction and development of the Integrated Business System (IBS). Capital spending for the coming year is planned to be in the $25 range. About half of this is to be invested in computer hardware and software projects (including additional investments in the IBS), and the other half is to be invested in new domestic warehousing and distribution facilities, and manufacturing facilities in Asia and Mexico.
   Fiscal 2000. During fiscal 2000 the Company completed four acquisitions: Dorby Frocks, Ltd., Romance du Jour, Academy Broadway, and Group B Clothing Company, including goodwill and other intangible assets of $65.4. The total purchase price included cash payments of $112.6 and the assumption of certain liabilities totaling $23.6. These transactions were accounted for using purchase accounting.
   Transition Period. On January 4, 2000 the Company purchased Biflex International, Inc. (Biflex), including goodwill and other intangible assets of $14.4. The purchase price included a cash payment of $29.0 and the assumption of certain liabilities totaling $10.4. The transaction was accounted for as a purchase.
   Fiscal 1999. In the third quarter of fiscal 1999 the Company purchased substantially all of the non-real estate assets of Fritzi. The purchase price included 0.84 million shares of Kellwood common stock valued at $22.3 and the assumption of certain liabilities totaling $14.5. The transaction was accounted for as a purchase.

FINANCING ACTIVITIES. Long-term financings are arranged as necessary to meet the Company's anticipated capital requirements, with the timing, principal amount and terms depending on the prevailing securities markets generally and the market for the Company's debt in particular.
   In July 1999 the Company completed a 10-year public debt offering totaling $150. These debentures carry a 7.875% coupon rate. They received investment grade ratings from Moody's and S&P of Baa3/BBB.
   In January 2000 the Company entered into an interest rate swap agreement with a bank to convert the interest rate on $150 of 7.875% debentures from fixed to variable. In connection with this transaction, the Company also entered into an option agreement, which entitled the bank to cancel this interest rate swap agreement on January 15, 2001. As consideration for these agreements the Company received a payment of $3.3 which was recorded as a deferred option premium at January 31, 2000. The cancellation option was exercised by the bank, and the swap was cancelled in January 2001. These agreements were marked to market during fiscal 2000 and thereby reduced interest expense for the year by $3.3.
   The Company maintains informal, uncommitted lines of credit with several banks, which totaled $125 at January 31, 2001. Borrowings under these uncommitted lines totaled $117.5 at January 31, 2001.
   Kellwood maintains a three-year $350 committed bank credit facility to ensure the liquidity necessary to support planned internal growth as well as to provide the capacity for additional acquisitions. At January 31, 2001 outstanding loans and letters of credit under this agreement were $75 and $146, respectively. During fiscal 2000 this facility was supplemented with a short term credit agreement in the amount of $62.5 in effect from January 31, 2001 to August 27, 2001; there were no borrowings outstanding under this short-term credit agreement at January 31, 2001. Management believes that the combined operating, cash and equity position of the Company will continue to provide the capital flexibility necessary to fund future opportunities and to meet existing obligations.

PENSION PLAN TERMINATION. During fiscal 2000 the Company terminated the Kellwood Company Pension Plan. The terminated pension plan generated substantially all of the Net pension (credit), Prepaid pension cost, Projected benefit obligation, and Fair market value of plan assets for the past three years as set forth in Note 7 of the Consolidated Financial Statements. In connection with this termination, the Company amended the plan to freeze benefits under the plan effective August 31, 2000 and to fully vest all current participants. The Plan has purchased annuity contracts to fund the benefits of all current retirees and terminated vested participants; and upon receipt of the final participant elections, the Plan will purchase annuities for or make distributions to all current participants, as directed by the participants. The Company obtained approval from the Internal Revenue Service of the tax aspects of the plan termination.

   As a result of this termination, the Company recognized a gain of approximately $4 (net of income and excise taxes) in the quarter ended January 31, 2001. The Company will receive approximately $40 in excess cash from the plan (after payment of related excise and income taxes) in April 2001. Additionally, the Company will pre-fund approximately $35 of 401(k) plan company match contributions for its participating employees from Plan assets.


34 * Kellwood Company

                                     MANAGEMENT'S DISCUSSION AND ANALYSIS

(Dollars in millions except per share data)
-------------------------------------------------------------------------

   Concurrent with the plan termination, the Company increased its 401(k) "company match" effective September 1, 2000 from 3% of covered compensation to 4% of covered compensation for participants in its 401(k) plan.
   For periods subsequent to fiscal 2000, the Company:
   * will no longer report a significant prepaid pension cost on its balance sheet,

   * will no longer record pension income -- the "Net pension (credit)" -- in S,G&A in its income statement each year, and

   * will have an increased cost to fund the "company match" of its 401(k) plan costs resulting from the increase to 4% in the company matching percentage. But for the following approximately seven years the total cost of the "company match" is expected to be funded on a cash basis by the approximately $35 of pre-funding transferred from the pension plan. Over approximately the next seven years, as the pre-funding is allocated to participants' accounts, the prepaid 401(k) asset will be reduced.

SHARE REPURCHASES. In November 1999 the Board of Directors authorized the Company to repurchase up to ten percent of the outstanding shares of its Common Stock (up to approximately 2.8 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Pursuant to this authorization, from December 1999 to February 2000 the Company purchased 2.8 million shares at an average price of $17.35 per share, completing this authorization.
   In March 2000 the Board of Directors authorized the Company to repurchase up to ten percent of the outstanding shares of its Common Stock (up to approximately 2.5 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Pursuant to this authorization, during March 2000 the Company purchased 1.17 million shares at an average cost of $17.07 per share, and during the period August 11 - October 24, 2000 the Company purchased 1.32 million shares at an average cost of $17.14 per share, completing this authorization.
   On September 8, 2000 the Board of Directors authorized the Company to repurchase up to an additional ten percent of the outstanding shares of its Common Stock (up to approximately 2.27 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Purchases, if any, will be financed out of the Company's cash resources. As discussed in Note 6, certain debt covenants may limit purchases under this authorization. No purchases have been made pursuant to this authorization.

MARKET RISK SENSITIVITY AND INFLATION RISKS

FOREIGN CURRENCY RISK. The company does not believe that it has significant foreign currency transactional exposures. The impact of a ten percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the foreign currencies in which the Company does have transactional exposures would be immaterial.

INTEREST RATE RISK. Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short-and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At January 31, 2001, the Company's debt portfolio was composed of approximately 36% variable-rate debt and 64% fixed-rate debt. Kellwood's strategy regarding management of its exposure to interest rate fluctuations did not change significantly during fiscal 2000. Management does not expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed the coming year.
   Various financial instruments issued by the Company are sensitive to changes in interest rates. Market interest rate changes would result in increases or decreases in the market value of the Company's fixed-rate debt. With respect to the Company's fixed-rate debt outstanding at January 31, 2001, a 10% increase in interest rates would have resulted in approximately a $17 decrease in the market value of Kellwood's fixed-rate debt; a 10% decrease in interest rates would have resulted in approximately an $18 increase in the market value of Kellwood's fixed-rate debt. With respect to the Company's variable-rate debt, a 10% change in interest rates would have had an immaterial impact on the Company's interest expense for fiscal 2000.

COMMODITY PRICE RISK. Kellwood is subject to commodity price risk arising from price fluctuations in the market prices of sourced garments or the various raw materials that comprise its manufactured products (synthetic fabrics, woolens, denim, cotton, etc.). The Company is subject to commodity price risk to the extent that any fluctuations in the market prices of its purchased garments and raw materials are not reflected by adjustments in selling prices of its products or if such adjustments significantly trail changes in these costs. Kellwood does not use derivative instruments in the management of these risks.

INFLATION RISK. Kellwood's inflation risks are managed by each business unit through selective price increases when possible, productivity improvements, and cost-containment measures. Management does not believe that inflation risk is material to the Company's business or its consolidated financial position, results of operations or cash flows.


                                                   Kellwood Company * 35

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Dollars in millions except per share data)
--------------------------------------------------------------------------

OUTLOOK AS OF APRIL 13, 2001

Management expects Kellwood's sales in the first half of fiscal 2001 to be up slightly; sales for the year are expected to be up approximately 5% to approximately $2.5 billion. The Company forecasts a difficult first half, with earnings expected to be down compared to the prior year. Current press releases and other information about the Company are available at the Company's website (www.kellwood.com) during the year.
   Other matters relating to management's outlook for fiscal 2001 include:
   * With the termination of the Company's domestic defined benefit pension plan in fiscal 2000, the $5.9 pension termination gain (as well as pension income of $7.3 recorded in S,G&A in fiscal 2000) will not recur in future years. Necessary borrowings and the related interest expense will be reduced, however, by the approximately $40 net cash distribution to the Company from the Plan. The pre-funding of approximately $35 of 401(k) contributions with Plan assets will reduce or eliminate the cash cost to the company of its employee retirement benefits for approximately seven years.

   * Amortization of the Company's Integrated Business System is expected to start in fiscal 2001. Based on the 7 year estimated economic life, amortization expense on this system will be approximately $4 per year.

   * Assuming no additional acquisitions or changes in the accounting rules for business combinations, amortization of intangible assets is expected to increase to $11 in 2001.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This Annual Report contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" within the meaning of the Securities Act of 1933, the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent the Company's expectations or beliefs concerning future events and are based on various assumptions and subject to a wide variety of risks and uncertainties. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, it cannot and does not give any assurance that such expectations will prove to be correct.
   The Company's forward-looking statements are based on certain assumptions, and the Company's operations are subject to various risks and uncertainties. Any one of these factors or any combination of these factors could materially affect the results of the Company's operations and cause actual results to differ materially from the Company's expectations. These factors include but are not limited to:
   * changes in trends in the market segments in which the Company competes,

   * the performance of the Company's products within the prevailing retail environment,

   * customer acceptance of both new designs and newly introduced product lines,

   * actions of competitors that may impact the Company's business,

   * financial difficulties encountered by customers,

   * the impact of economic changes such as:

     - the overall level of consumer spending for apparel,
     - national and regional economic conditions,
     - inflation or deflation,
     - currency exchange fluctuations, and
     - changes in interest rates and other capital market conditions;

   * stable governments and business conditions in the nations where the Company's products are manufactured,

   * the scope, nature or impact of acquisition activity, and

   * changes in the Company's plans, strategies, objectives, expectations and intentions that may happen at any time at the discretion of the Company.

   The reader is also directed to the Company's periodic filings with the Securities and Exchange Commission for additional factors that may impact the Company's results of operations and financial condition.
   The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "anticipate" and similar expressions may identify forward-looking statements. Additionally, all statements other than statements of historical facts included in this Annual Report including without limitation, the statements under "Financial Review" and "Outlook", are also forward-looking statements.
   Forward-looking statements are not guarantees, as actual results could differ materially from those expressed or implied in forward-looking statements. The Company specifically disclaims any obligation to publicly update, modify, retract or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained herein, the entire contents of the Company's website, and all subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.


36 * Kellwood Company