Form 10-K, Exhibit 13
period 2003-02-01
KELLWOOD CO
filed 2003-04-04
CIK 55080

                                                                                                               EXHIBIT 13

KELLWOOD COMPANY
FINANCIAL HIGHLIGHTS

-------------------------------------------------------------------------------------------------------------------------
(Dollars in millions except per share data)             2002(1)          2001       2000(1)    1999(1),(2)    1998(1),(2)
-------------------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED.....................................   2/1/03        2/2/02        2/3/01        1/29/00        1/30/99

NET SALES.............................................$ 2,204.7     $ 2,281.8     $ 2,362.2      $ 2,193.7      $ 2,117.6
                                                      =========     =========     =========      =========      =========

COSTS AND EXPENSES:
-------------------
    Cost of products sold.............................  1,748.5(3)    1,836.8       1,881.0        1,722.6        1,663.2
    Selling, general and administrative ..............    345.7         341.7         353.0          327.9          311.4
    Amortization of goodwill and intangible assets....      5.8           9.4           8.3            9.1           15.4
    Provision for business and facilities realignment.     12.1(3)          -             -            6.8              -
    Pension income and plan termination...............        -             -         (13.2)          (5.5)          (4.1)
    Goodwill impairment charge........................        -             -             -           48.9              -
    Merger costs .....................................        -             -             -            5.3            1.1
    Interest expense..................................     27.9          34.8          32.6           30.7           35.3
    Interest (income) and other, net..................        -          (1.2)          1.5           (3.2)            .3
                                                      ---------     ---------     ---------      ---------      ---------
EARNINGS BEFORE INCOME TAXES..........................     64.7          60.3          99.0           51.1           95.0
                                                      =========     =========     =========      =========      =========
NET EARNINGS..........................................     42.0          37.7          60.8           10.0           55.2
                                                      =========     =========     =========      =========      =========

SHARES OUTSTANDING (000):
    BASIC.............................................   24,565        22,761        23,624         27,458         26,632
    DILUTED...........................................   24,872        22,912        23,676         27,829         27,375

BASIC EARNINGS PER SHARE..............................$    1.71     $    1.66     $    2.57      $     .36      $    2.08
                                                      =========     =========     =========      =========      =========

DILUTED EARNINGS PER SHARE............................$    1.69     $    1.65     $    2.57      $     .36      $    2.02
                                                      =========     =========     =========      =========      =========

CASH DIVIDENDS DECLARED...............................$     .64     $     .64     $     .64      $     .64      $     .64
                                                      =========     =========     =========      =========      =========

(1) - The impact of restructuring and business realignment, pension income and plan termination gain, and goodwill impairment charge and merger costs is as follows:

                                                            2002         2001         2000     1999(2)      1998(2)
                                                            ----         ----         ----     -------      -------
    Total pretax impact...............................    (15.0)(3)         -         13.2      (55.5)          3.0
    Net earnings .....................................     (9.7)            -          8.1      (53.2)          1.8
    Earnings per Share:
         Basic........................................   $ (.40)            -        $ .34    $ (1.94)        $ .07
         Diluted......................................   $ (.39)            -        $ .34    $ (1.91)        $ .07

(2) - In August 1999 the Company changed its fiscal year-end from April 30 to the Saturday closest to January 31. This page presents certain unaudited financial information for 1999 and 1998 as if the company's year-end had been the Saturday closest to January 31 throughout this period.

(3) - In 2002 the Company made the decision to implement realignment actions. These actions impacted 2002 earnings by $15 before tax ($9.7 after tax, or $0.39 per share) including $2.9 recorded in cost of products sold and $12.1 recorded as a provision for realignment.

---------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA

                                               2002                                         2001
                                ---------------------------------             ---------------------------------
                                      Stock Price                                  Stock Price
                                ---------------------   Dividends             ---------------------   Dividends
                                     High         Low        Paid                  High         Low        Paid
                                ---------   ---------   ---------             ---------   ---------   ---------
First Quarter ..................$   28.90   $   22.85       $ .16             $   25.50   $   18.82       $ .16
Second Quarter .................    32.50       24.90         .16                 23.90       20.18         .16
Third Quarter ..................    26.65       19.70         .16                 23.59       17.30         .16
Fourth Quarter..................    29.07       23.45         .16                 24.96       19.50         .16
---------------------------------------------------------------------------------------------------------------

Common stock of Kellwood Company is traded on the New York Stock Exchange, ticker symbol KWD. At March 17, 2003, there were approximately 3,141 shareowners of record including 2,024 shareowners in the Dividend
Reinvestment Plan.

REPORTS OF MANAGEMENT AND INDEPENDENT ACCOUNTANTS

REPORT OF MANAGEMENT
--------------------
The management of Kellwood Company is responsible for the fair presentation of the financial statements and other financial information included in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States applied on a consistent basis and, as such, include amounts based on management's best estimates and judgments.

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


Hal J. Upbin
Chairman, President and Chief Executive Officer


W. Lee Capps, III
Senior Vice President Finance and Chief Financial Officer

------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------
TO THE SHAREOWNERS AND BOARD OF DIRECTORS OF KELLWOOD COMPANY:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareowners' equity present fairly, in all material respects, the financial position of Kellwood Company and its subsidiaries at February 1, 2003 and February 2, 2002, and the results of their operations and their cash flows for the years ended February 1, 2003, February 2, 2002 and February 3, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Kellwood's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, on February 3, 2002 the Company changed its method of accounting for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.


PricewaterhouseCoopers LLP
St. Louis, Missouri
March 6, 2003

KELLWOOD COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EARNINGS

(Dollars in thousands except per share data)
--------------------------------------------------------------------------------------------------------------------
                                                                        2002                2001                2000
--------------------------------------------------------------------------------------------------------------------
NET SALES.....................................................$    2,204,709      $    2,281,763      $    2,362,174

COSTS AND EXPENSES:
Cost of products sold ........................................     1,748,434           1,836,753           1,881,033

Selling, general and administrative expenses..................       345,739             341,672             352,968

Amortization of goodwill and intangible assets................         5,839               9,383               8,279

Provision for business and facilities realignment.............        12,086                   -                   -

Pension income and plan termination...........................             -                   -             (13,224)

Interest expense..............................................        27,892              34,823              32,622

Interest (income) and other, net..............................             9              (1,198)              1,533
                                                              --------------      --------------      --------------

EARNINGS BEFORE INCOME TAXES..................................        64,710              60,330              98,963

Income taxes..................................................        22,700              22,600              38,200
                                                              --------------      --------------      --------------

NET EARNINGS..................................................$       42,010      $       37,730      $       60,763
                                                              ==============      ==============      ==============


WEIGHTED AVERAGE SHARES OUTSTANDING (000):
    Basic.....................................................        24,565              22,761              23,624

    Diluted...................................................        24,872              22,912              23,676


EARNINGS PER SHARE:

    Basic.....................................................$         1.71      $         1.66      $         2.57
                                                              ==============      ==============      ==============

    Diluted...................................................$         1.69      $         1.65      $         2.57
                                                              ==============      ==============      ==============



See notes to consolidated financial statements.

KELLWOOD COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

(amounts in thousands except per share data)
----------------------------------------------------------------------------------------------------------
AS OF                                                                FEBRUARY 1, 2003     February 2, 2002
----------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents..............................................$      211,862       $       69,239
Receivables, net.......................................................       326,025              318,931
Inventories............................................................       362,742              363,486
Prepaid taxes and expenses.............................................        41,502               31,325
                                                                       --------------       --------------
TOTAL CURRENT ASSETS...................................................       942,131              782,981

PROPERTY, PLANT AND EQUIPMENT:
Land...................................................................         1,970                2,035
Buildings and improvements.............................................       105,776              106,538
Machinery and equipment................................................       127,820              129,954
Capitalized software...................................................        44,025               38,629
                                                                       --------------       --------------
Total property, plant and equipment....................................       279,591              277,156
Less accumulated depreciation and amortization.........................      (173,678)            (168,218)
                                                                       --------------       --------------
PROPERTY, PLANT AND EQUIPMENT, NET.....................................       105,913              108,938

INTANGIBLE ASSETS, NET.................................................        58,512               40,469

GOODWILL...............................................................       102,224               76,077

OTHER ASSETS...........................................................        45,799               35,959
                                                                       --------------       --------------
TOTAL ASSETS...........................................................$    1,254,579       $    1,044,424
                                                                       ==============       ==============


LIABILITIES AND SHAREOWNERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt......................................$       26,996       $       18,811
Notes payable..........................................................           636                7,612
Accounts payable.......................................................       187,003              137,908
Accrued salaries and employee benefits.................................        55,547               35,370
Other accrued expenses.................................................        82,502               43,452
                                                                       --------------       --------------
TOTAL CURRENT LIABILITIES..............................................       352,684              243,153

LONG-TERM DEBT.........................................................       278,515              307,869

DEFERRED INCOME TAXES AND OTHER........................................        64,261               36,703

SHAREOWNERS' EQUITY:
Common stock, par value $.01 per share, 50,000 shares authorized,
    25,574 shares issued and outstanding (22,908 at February 2, 2002)..       214,826              173,010
Retained earnings......................................................       456,226              429,767
Accumulated other comprehensive income.................................       (11,090)             (11,878)
Less treasury stock, at cost...........................................      (100,843)            (134,200)
                                                                       --------------       --------------
TOTAL SHAREOWNERS' EQUITY..............................................       559,119              456,699
                                                                       --------------       --------------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY..............................$    1,254,579       $    1,044,424
                                                                       ==============       ==============

See notes to consolidated financial statements.

KELLWOOD COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in thousands)
--------------------------------------------------------------------------------------------------------------------
                                                                        2002                2001                2000
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
NET EARNINGS..................................................$       42,010      $       37,730      $       60,763

ADD (DEDUCT) ITEMS NOT AFFECTING OPERATING CASH FLOWS:
Depreciation and amortization.................................        32,008              32,419              27,297
Pension income and termination gain...........................             -                   -             (13,224)
Non-cash and accrued realignment costs........................         5,201                   -                   -
401(k) contribution previously funded.........................         5,173               3,675                   -
Deferred income taxes and other...............................         6,716               3,639               1,287

CHANGES IN WORKING CAPITAL COMPONENTS:
Receivables, net..............................................        17,205              50,323             (10,694)
Inventories...................................................        51,167             140,691             (72,560)
Prepaid taxes and expenses....................................        (3,082)              2,452              19,890
Accounts payable and accrued expenses.........................        64,114             (11,909)            (25,509)
                                                              --------------      --------------      --------------
NET CASH PROVIDED BY / (USED FOR) OPERATING ACTIVITIES........       220,512             259,020             (12,750)
                                                              --------------      --------------      ---------------

INVESTING ACTIVITIES:
Additions to property, plant and equipment....................       (14,510)            (19,133)            (27,694)
Termination of defined benefit pension plan, net of taxes.....             -              41,101                   -
Acquisitions, net of cash acquired............................       (18,150)             (3,802)           (112,610)
Proceeds from dispositions of fixed assets....................         5,238                 990               2,042
Other investment activity.....................................       (11,000)                  -                   -
                                                              --------------      --------------      --------------
NET CASH (USED FOR) / PROVIDED BY INVESTING ACTIVITIES........       (38,422)             19,156            (138,262)
                                                              --------------      --------------      --------------

FINANCING ACTIVITIES:
Net proceeds from / (reduction of) notes payable..............        (6,976)           (110,090)            193,778
Reduction of long-term debt...................................       (22,968)            (98,463)            (12,487)
Stock transactions under incentive plans......................         6,028               3,749               1,551
Purchase of treasury stock....................................             -                   -             (60,738)
Dividends paid................................................       (15,551)            (14,570)            (15,156)
                                                              --------------      --------------      --------------
NET CASH PROVIDED BY / (USED FOR) FINANCING ACTIVITIES........       (39,467)           (219,374)            106,948
                                                              --------------      ---------------     --------------

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS........       142,623              58,802             (44,064)

Cash and cash equivalents - beginning of year.................        69,239              10,437              54,501
                                                              --------------      --------------      --------------
CASH AND CASH EQUIVALENTS - END OF YEAR.......................$      211,862      $       69,239      $       10,437
                                                              ==============      ==============      ==============

Significant non-cash investing and financing activities:
Issuance of stock for the acquisition of Gerber
  Childrenswear, Inc..........................................$       68,185                   -                   -
                                                              --------------      --------------      --------------


SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid ................................................$       26,411      $       35,742      $       32,186
Income taxes paid.............................................        13,597              47,186              13,513


See notes to consolidated financial statements.

KELLWOOD COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY

(Dollars in thousands except per share data)
-----------------------------------------------------------------------------------------------------------------------
                                                                                                Accumulated       Total
                                                 Common      Common     Treasury                      Other      Share-
                                                 Shares       Stock        Stock    Retained  Comprehensive     owners'
                                            Outstanding      Amount       Amount    Earnings         Income      Equity
-----------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 29, 2000.................   26,173,218   $ 166,312   $  (72,064)  $ 361,000      $  (9,378)  $ 445,870

Net earnings..............................                                            60,763                     60,763
Foreign currency translation adjustment...                                                           (1,194)     (1,194)
                                                                                                                 ------
Total comprehensive income................                                                                       59,569
Cash dividends declared, $.64 per share...                                           (15,156)                   (15,156)
Shares issued under stock plans...........      141,639       1,859          283                                  2,142
Treasury stock acquired in conjunction
     with incentive plans.................      (31,549)                    (591)                                  (591)
Purchase of treasury stock................   (3,592,732)                 (60,738)                               (60,738)
                                             ----------   ---------   ----------   ---------      ---------   ---------

BALANCE, FEBRUARY 3, 2001.................   22,690,576   $ 168,171   $ (133,110)  $ 406,607      $ (10,572)  $ 431,096

Net earnings..............................                                            37,730                     37,730
Unrecognized (loss) on derivatives .......                                                              (40)        (40)
Foreign currency translation adjustment...                                                           (1,266)     (1,266)
                                                                                                                 ------
Total comprehensive income................                                                                       36,424
Cash dividends declared, $.64 per share...                                           (14,570)                   (14,570)
Shares issued under stock plans...........      257,836       4,839          204                                  5,043
Treasury stock acquired in conjunction
    with incentive plans..................      (40,078)                  (1,294)                                (1,294)
                                             ----------   ---------   ----------   ---------      ---------   ---------

BALANCE, FEBRUARY 2, 2002.................   22,908,334   $ 173,010   $ (134,200)  $ 429,767      $ (11,878)  $ 456,699

Net earnings..............................                                            42,010                     42,010
Unrecognized (loss) on derivatives .......                                                              (65)        (65)
Foreign currency translation adjustment...                                                            1,372       1,372
Minimum pension liability adjustment, net
    of income tax benefits of $318........                                                             (519)       (519)
                                                                                                              ---------
Total comprehensive income................                                                                       42,798
Cash dividends declared, $.64 per share...                                           (15,551)                   (15,551)
Shares issued in connection with the acqui-
    sition of Gerber Childrenswear, Inc...    2,343,924      32,836       35,349                                 68,185
Shares issued under stock plans...........      388,051       8,980                                               8,980
Treasury stock acquired in conjunction
    with incentive plans..................      (66,651)                  (1,992)                                (1,992)
                                             ----------   ---------   ----------   ---------      ---------   ---------

BALANCE, FEBRUARY 1, 2003.................   25,573,658   $ 214,826   $ (100,843)  $ 456,226      $ (11,090)  $ 559,119
                                             ==========   =========   ==========   =========      =========   =========

Accumulated other comprehensive income at February 1, 2003 includes:
--------------------------------------------------------------------
Unrecognized (loss) on derivatives .......                $    (105)
Foreign currency translation adjustment...                  (10,466)
Minimum pension liability adjustment, net
    of income tax benefits of $318........                     (519)
                                                          ---------
Total accumulated other comprehensive income              $ (11,090)
                                                          =========

See notes to consolidated financial statements.

KELLWOOD COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share data)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(A) DESCRIPTION OF BUSINESS: Kellwood Company and its subsidiaries (the Company) are marketers of women's, and men's sportswear, intimate apparel, and infant apparel as well as recreational camping products. The Company markets branded as well as private label products, and markets to all channels of distribution with product often specific to the particular channel. Kellwood markets products under many brands, some of which are owned by the Company, and others are used by the Company under licensing agreements. Approximately 80% of the Company's products are sourced from contract manufacturers located in low wage areas of the world, primarily in Asia. Products are manufactured to meet the Company's product specifications and labor standards. In addition, the Company manufactures certain products in its own plants located in Asia, Mexico, Central America and Ireland.

(B) BASIS OF PRESENTATION: The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Substantially all foreign subsidiaries are consolidated based upon a fiscal year ending December 31 due to the timing of receipt of financial information. All significant intercompany accounts and transactions have been eliminated.

(C) FISCAL YEAR: The Company's fiscal year ends on the Saturday nearest January 31. References to the Company's fiscal years represent the following:

    Fiscal Year..........................Represents
    -----------                          ----------
    2002 ................................the 52 weeks ended February 1, 2003
    2001 ................................the 52 weeks ended February 2, 2002
    2000 ................................the 53 weeks ended February 3, 2001

(D) USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

(E) REVENUE RECOGNITION: Sales are recognized when goods are shipped in accordance with customer orders. The estimated amounts of sales discounts, returns and allowances are accounted for as reductions of sales when the associated sale occurs. These estimated amounts are adjusted periodically based on changes in facts and circumstances when the changes become known to the Company. Accrued discounts and allowances were $62,242 at February 2, 2003, and $46,323 at February 1, 2002, and are included as an offset to accounts receivable in the balance sheet.

(F) CASH AND CASH EQUIVALENTS: All highly liquid short-term time deposits with original maturities of three months or less maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and time deposits was not significant for 2002, 2001, or 2000.

(G) ACCOUNTS RECEIVABLE AND CONCENTRATION OF CREDIT RISK: The Company maintains an allowance for accounts receivable estimated to be uncollectible. The activity in this allowance is summarized as follows:

                                                   2002          2001          2000
                                                   ----          ----          ----
Balance, beginning of year..................$     8,729   $    10,025   $    12,142
Provision for bad debts.....................      3,287         2,992         1,506
Bad debts written off.......................     (4,739)       (4,288)       (3,623)
                                            -----------   -----------   -----------
Balance, end of year........................$     7,277   $     8,729   $    10,025
                                            ===========   ===========   ===========

The provision for bad debts is included in selling, general and administrative expense.

Substantially all of the Company's trade receivables are derived from sales to retailers. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary.

(H) INVENTORIES Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis. The cost of inventory includes manufacturing or purchase cost as well as sourcing, pre-production, transportation, duty and other processing costs associated with acquiring, importing and preparing inventory for sale. Product development costs are expensed when incurred. Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost.

In the first quarter of 2001 the Company changed its method of determining cost for certain domestic inventories (representing approximately 29% of inventories) from last-in, first-out (LIFO) to FIFO. This resulted in other income of $3,419 (pretax) which was not considered material to require restatement of prior years' income statements.

Inventories consist of the following:

                                                   2002          2001
                                                   ----          ----
Finished goods..............................$   278,060   $   273,037
Work in process.............................     43,321        41,783
Raw materials...............................     41,361        48,666
                                            -----------   -----------
Total.......................................$   362,742   $   363,486
                                            ===========   ===========
Net of obsolescence reserves of.............$    34,120   $    25,110
                                            -----------   -----------

(I) PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Certain domestic facilities are leased under long-term capital leases which have been capitalized at the beginning of the lease term at the present value of the minimum lease payments.

Depreciation is computed generally on the declining balance method over estimated useful lives of 15 to 40 years for buildings and of 3 to 10 years for machinery and equipment. Leasehold improvements are amortized principally on the straight-line basis over the shorter of their estimated useful lives or the remaining lease term. Capitalized software is amortized on the straight-line basis over the estimated economic useful life of the software, generally two to seven years. Depreciation expense was $26,169, $23,036, and $19,018 for 2002, 2001 and 2000, respectively. This includes computer software amortization of $5,976, $4,626 and $948 for 2002, 2001 and 2000, respectively.

(J) GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of identifiable net tangible and identifiable intangible assets acquired. Goodwill was amortized through 2001 over periods of 10 to 20 years. Beginning in 2002, with the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill and other indefinite-lived intangible assets were no longer amortized, but will be reviewed for impairment at least annually. The initial impairment evaluation was completed in the first quarter of 2002, and no impairment was indicated. The annual impairment testing was performed in the fourth quarter of 2002, and no impairment was indicated. This evaluation utilized discounted cash flow analysis and multiple analyses of the historical and forecasted operating results of the Company's reporting units. See Note 4 for more information on FAS 142 and accounting for goodwill.

Identifiable intangible assets are valued and assigned lives based on independent appraisals. Identifiable intangible assets include trademarks, customer base, and license agreements, which are being amortized over their useful lives ranging from 1 to 20 years.

(K) IMPAIRMENT OF ASSETS: The Company reviews long-lived assets, goodwill and other intangibles regularly to determine whether facts and circumstances exist which indicate that the asset useful life is shorter than previously estimated or the carrying amount may not be recoverable from future operations based on discounted expected future cash flows. Impairment losses are recognized in operating results when discounted expected future cash flows are less than the carrying value of the asset.

(L) ADVERTISING: The Company provides cooperative advertising allowances to certain of its customers. These allowances are accounted for as reductions in sales as discussed in "Revenue Recognition" above. Company-directed advertising is expensed as incurred and was less than $10,000 in each of the years 2002, 2001, and 2000.

(M) INCOME TAXES: Income taxes are based upon income for financial reporting purposes. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 109.

(N) FOREIGN CURRENCY TRANSLATION: The local currency is the functional currency for all foreign operations. The financial statements of these operations are translated into United States dollars using period-end rates of exchange for assets and liabilities and average rates of exchange for income and expenses. Adjustments resulting from translation are accumulated in the Accumulated Other Comprehensive Income component of Shareowners' Equity. Gains or losses from foreign currency transactions are included in income in the period in which they occur. The net foreign currency gains and losses recognized in 2002, 2001, and 2000 were not significant.

(O) STOCK-BASED COMPENSATION: The Company has two stock-based employee compensation plans which are described more fully in Note 9. These plans are accounted for under the recognition and measurement principles of APB 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in the Consolidated Statement of Earnings, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123, Accounting for Stock-Based Compensation.

                                                    2002          2001          2000
                                                    ----          ----          ----
Net earnings as reported.....................$    42,010   $    37,730   $    60,763

Stock-based employee compensation expense
determined under fair value-based method for
all stock option awards, net of tax effect...     (2,654)       (2,155)       (1,887)
                                             -----------   -----------   -----------
Pro-forma net earnings.......................$    39,356   $    35,575   $    58,876
                                             -----------   -----------   -----------

Earnings per share:

    Basic, as reported.......................$      1.71   $      1.66   $      2.57
                                             -----------   -----------   -----------
    Basic, pro-forma.........................$      1.60   $      1.57   $      2.49
                                             ===========   ===========   ===========
    Diluted, as reported.....................$      1.69   $      1.65   $      2.57
                                             -----------   -----------   -----------
    Diluted, pro-forma.......................$      1.58   $      1.56   $      2.49
                                             ===========   ===========   ===========

Further discussion of the methodology and key assumptions used in developing the option fair values, as well as other information regarding the option plans, is included in Note 9.

(P) FAIR VALUE DISCLOSURE FOR FINANCIAL INSTRUMENTS: The Company's financial instruments consist of cash equivalents, accounts receivable, notes payable, and long-term debt. For cash equivalents and notes payable the carrying amount approximates fair value. Based on quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, the Company believes the major components of its long-term debt have a market value of approximately $334,000 which compares to their book value of $305,511 as of February 1, 2003 (market value of $341,000 compared to book value of $326,000 as of February 2, 2002).

(Q) RECLASSIFICATIONS: Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

(R) NEW ACCOUNTING STANDARDS:

FAS 143 In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. This statement will be adopted by the Company in 2003. The Company expects that this standard will not have a material impact on consolidated financial position, results of operations or cash flows.

FAS 144 In July 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Impairment or Disposal of Long-Lived Assets which was effective for fiscal years beginning after December 15, 2001. The Company's long-lived assets are not currently impaired, therefore this standard did not impact the Company's consolidated financial position, results of operations or cash flows.

FAS 146 In June 2002 the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities. FAS 146 provides direction for accounting and disclosure regarding specific costs related to an exit or disposal activity. These include, but are not limited to, costs to terminate a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and certain termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement. The Company is required to adopt SFAS 146 for any disposal activities initiated after December 31, 2002. The effect of adoption of FAS 146 is dependent on the timing of any future restructuring activities; however it is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

FAS 148 In December 2002 the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosures. The disclosure provisions of this statement have been adopted and are presented in the Stock-Based Compensation section above. The transition provisions of this statement relate to the method of adopting the fair value recognition provisions of FAS 123, Accounting for Stock-Based Compensation. The Company is considering adopting these fair value provisions in the future. Based on the current computation methodology (Black-Scholes model not adjusted for non-marketability) and the currently applicable underlying facts and assumptions (as outlined in Note 9), the impact of applying the Prospective Method of accounting for stock options as outlined in FAS 148 would be approximately $.02 per share in 2003 increasing to $.10 per share by 2007.

NOTE 2.  BUSINESS COMBINATIONS:

On June 25, 2002 the Company completed the acquisition of Gerber Childrenswear, Inc. (Gerber). The Company believes that Gerber provides Kellwood with a platform for growth into the $25 billion children's apparel market. Gerber produces infant and toddler apparel under the Gerber(R), Baby Looney Tunes(TM), Little Suzy's Zoo(R), and Curity(R) licensed brand names, as well as under its own Onesies(R) label. Offerings include sleepwear, underwear, bedding and bath products, which are sold through mass-market channels of distribution. Gerber's Auburn Hosiery subsidiary, based in Auburn, KY, produces athletic socks for men, women, and children under the Wilson(R), Coca-Cola(R) and Converse(R) licensed brand names. The Wilson brand is manufactured for the U.S. and European markets, as is Converse(R).

The purchase price for Gerber was approximately $18,150 in cash, net of cash acquired of $50,890, and 2.3 million shares of Kellwood common stock valued at $68,185. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of finalizing third-party valuations of certain of Gerber's tangible and intangible assets; thus, the allocation of the purchase price is subject to refinement.

         Cash............................$  50,890
         Other current assets............   78,488
         Property, plant & equipment.....   13,006
         Other non-current assets........    5,991
         Intangible assets...............   26,220
         Goodwill........................   23,673
                                         ---------
         Total assets acquired...........  198,268

         Current liabilities.............   38,151
         Noncurrent liabilities..........   24,122
                                         ---------
         Total liabilities assumed.......   62,273
                                         ---------
         Net assets acquired.............$ 135,995
                                         =========

Estimated identifiable intangible assets related to the acquisition of Gerber of $26,220 have been classified as Customer Base ($4,900), Trademarks ($8,500), and License Agreements ($12,820), with expected lives of 20 years, 15 years, and 13 1/2 years, respectively, based on an independent appraisal.

The Gerber acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of Gerber are included in the consolidated financial statements from the acquisition date. The Company's unaudited consolidated results of operations on a pro-forma basis for 2002 and 2001, respectively, assuming this acquisition had occurred at the beginning of 2001 are: net sales of $2,281,799 and $2,491,248, net income of $45,505 and $49,077 and diluted earnings per share of $1.76 and $1.94. These pro forma results are not necessarily indicative of the operating results that would have occurred had this acquisition been consummated at the beginning of the year or of future operating results. Gerber's hosiery business has been incorporated into the Men's Sportswear Segment, and the children's apparel business has been incorporated into the Other Soft Goods Segment.

During 2000 the Company completed four acquisitions: Dorby Frocks, Ltd., Romance du Jour, Academy Broadway, and Group B Clothing Company (Democracy). The total purchase price included cash payments of $112,600 and the assumption of certain liabilities totaling $23,600. These acquisitions included goodwill and other intangible assets of $61,000. These transactions were accounted for under the purchase method of accounting. Accordingly, the results of the acquired companies are included in the consolidated financial statements from their respective acquisition dates. The Company's unaudited consolidated results of operations on a pro-forma basis assuming these acquisitions had occurred at the beginning of fiscal 2000 are: net sales of $2,494,686, net income of $65,000, and diluted earnings per share of $2.73. These pro forma results are not necessarily indicative of the operating results that would have occurred had these acquisitions been consummated at the beginning of the year or of future operating results.

SUBSEQUENT EVENT. On February 4, 2003 the Company completed the acquisition of substantially all of the assets of Briggs New York Corp. (Briggs). Briggs is a leading provider of women's pants and skirts for the moderate market to department stores and national chains.

The purchase price for Briggs was approximately $128,000 in cash and .5 million shares of Kellwood common stock valued at approximately $12,000. The Company is in the process of determining the fair value of the acquired net assets as well as obtaining third-party valuations of certain of Briggs tangible and intangible assets which will impact the valuation of the acquired assets, including the recorded amount of intangibles and goodwill. The Company estimates the acquired net tangible assets to be approximately $20,000, consisting primarily of receivables and inventory, net of accounts payable and accrued expenses. The Company estimates the remainder of the purchase price, approximately $120,000, to be intangible assets and goodwill. Additional cash purchase consideration may be due if Briggs achieves certain specified financial performance targets over the next four years; such consideration, if earned, would be accounted for as additional goodwill.

This acquisition will be accounted for under the purchase method of accounting. Accordingly, the results of Briggs will be included in the consolidated financial statements from the acquisition date. Briggs will be part of the Women's Sportswear Segment.

NOTE 3.  FACILITIES REALIGNMENT COSTS.

In 2002 the Company made the decision to implement realignment actions, including the closing of certain domestic warehousing and Latin American production facilities and the discontinuance of a licensing agreement. The realignments include the closing of five warehouse operations and six manufacturing facilities and will result in a reduction of employment by approximately 1,900, primarily production and warehousing personnel. These actions impacted 2002 earnings by $14,987 before tax ($9,730 after tax, or $.39 per share). These costs included $2,901 recorded in cost of products sold and $12,086 recorded as a provision for realignment.

During 2002 the Company closed five warehouse operations and four manufacturing facilities, resulting in a reduction of employment of approximately 1,100. These costs include employee severance, vacant facilities costs, and other cash realignment costs including minimum royalties and customer markdowns on a discontinued license agreement. Detail for these costs through February 1, 2003 is as follows:

                                                       Amount             Amount         Remaining
                                                     Provided           Utilized           Accrual
                                                -------------     --------------     -------------
    Employee severance                          $       3,170     $        1,996     $       1,174
    Vacant facilities costs                             3,838              1,234             2,604
    Other cash realignment costs                        1,915              1,826                89
                                                -------------     --------------     -------------
    Total realignment, excluding non-cash               8,923     $        5,056     $       3,867
                                                                  ==============     =============
    Asset impairments                                   6,064
                                                -------------
    Total realignment costs                     $      14,987
                                                =============

The Company expects the remaining realignment actions to be completed by the second quarter of 2003.

In connection with an acquisition the Company made the decision to implement certain realignment actions within the acquired operations. These realignments include the closing of one warehouse operation and four manufacturing facilities and will result in a reduction of employment by approximately 1,350, primarily production and warehousing personnel. The estimated costs of these actions were accrued in the opening balance sheet and did not impact 2002 earnings. During 2002, the Company closed a manufacturing plant in Mexico and downsized two domestic manufacturing facilities, resulting in a reduction of employment of approximately 430. Costs incurred include employee severance and vacant facilities costs. Detail for these costs, and the related accruals, through February 1, 2003 is as follows:

                                                       Amount
                                                   Originally             Amount           Accrual
                                                     Provided           Utilized         at 2/1/03
                                                -------------     --------------     -------------
    Employee severance                          $       4,789     $        1,062     $       3,727
    Vacant facilities costs                             2,874                  -             2,874
                                                -------------     --------------     -------------
    Total realignment                           $       7,663     $        1,062     $       6,601
                                                =============     ==============     =============

The Company expects the remaining realignment actions to be completed by the fourth quarter of 2003.


NOTE 4:  GOODWILL AND INTANGIBLE ASSETS

Goodwill balances and changes therein since the beginning of 2001 by segment are as follows:

                                                Women's         Other
                                             Sportswear    Soft Goods         Total
                                            -----------   -----------   -----------
Balance as of February 3, 2001..............$    69,225   $    15,713   $    84,938
Purchase price allocation adjustments.......       (557)       (1,888)       (2,445)
Goodwill amortization.......................     (5,243)       (1,173)       (6,416)
                                            -----------   -----------   -----------
Balance as of February 2, 2002..............     63,425        12,652        76,077
Contingent purchase price...................      2,474             -         2,474
Acquisition of Gerber.......................          -        23,673        23,673
                                            -----------   -----------   -----------
Balance as of February 1, 2003..............$    65,899   $    36,325   $   102,224
                                            ===========   ===========   ===========

As discussed in Note 2, additional adjustments to the purchase price allocation of Gerber may occur during the one-year period following the acquisition date. These adjustments would affect the amount of goodwill booked as a result of the Gerber acquisition.

Identifiable intangible assets that are being amortized are as follows:

                                       Life(1)       Gross       Accumulated             Net
                                       (Years)      Amount      Amortization      Book Value
                                       -------     -------       -----------       ---------
AS OF FEBRUARY 1, 2003:
Customer base.......................        15     $32,629       $     6,747       $  25,882
Trademarks..........................        16      20,584             3,573          17,011
License agreements..................        12      14,531             1,324          13,207
Other...............................        10       6,455             4,043           2,412
                                                   -------       -----------       ---------
Total Intangibles...................               $74,199       $    15,687       $  58,512
                                                   =======       ===========       =========

AS OF FEBRUARY 2, 2002:
Customer base.......................        14     $29,494       $     5,802       $  23,692
Trademarks..........................        17      12,137             2,504           9,633
License agreements..................         4       1,711               228           1,483
Other...............................         9      14,114             8,453           5,661
                                                   -------       -----------       ---------
Total Intangibles...................               $57,456       $    16,987       $  40,469
                                                   -------       -----------       ---------

(1) - Weighted Average.

Amortization of intangible assets was $5,839 for 2002, 2,967 for 2001, and 2,710 for 2000. Amortization expense, excluding any amortization of intangible assets recognized in connection with the Briggs acquisition or future acquisitions, for the years 2003 to 2007 is expected to be approximately $7,000 per year.

Pursuant to FAS 142, the Company adopted new accounting for goodwill beginning in 2002. Under this new accounting, goodwill is no longer amortized. For comparison purposes, a reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization follows:

                                                 Net Earnings                Basic EPS               Diluted EPS
                                             --------------------      --------------------     --------------------
                                                  2001       2000           2001       2000          2001       2000
                                             ---------   --------      ---------  ---------     ---------   --------
As Reported..................................$  37,730   $ 60,763      $    1.66  $    2.57     $    1.65   $   2.57
Goodwill amortization........................    5,443      4,971            .24        .21           .24        .21
                                             ---------   --------      ---------  ---------     ---------   --------
Adjusted.....................................$  43,173   $ 65,734      $    1.90  $    2.78     $    1.89   $   2.78
                                             ---------   --------      ---------  ---------     ---------   --------


NOTE 5.  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In 2001 the Company adopted FAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The Company periodically enters into forward currency exchange contracts to hedge its exposure to foreign currency fluctuations for purchases of certain inventories and sales of certain products. Derivatives used by the Company have an initial term of less than one year. Company policy allows for the use of derivatives only for identifiable exposures, and therefore, the Company does not enter into derivative instruments for trading purposes where the objective is to generate profits. Management expects these derivatives to be highly effective in hedging the intended foreign currency fluctuation risks. As of February 2, 2002 and February 1, 2003 the Company's derivatives have been designated as hedges of variable cash flows of forecasted transactions. As such, the fair values of the derivatives have been recorded in the Consolidated Balance Sheet, with the offset recorded in Other Comprehensive Income. The fair value of these derivatives on the date of adoption of FAS 133 and on February 2, 2002 and February 1, 2003 was not material. The fair value of these derivatives will be recorded in earnings as the forecasted transactions take place between February 2003 and January 2004.

NOTE 6.  LEASES:

The Company leases substantially all of its office space, certain distribution facilities, and certain machinery and equipment under operating leases having remaining terms ranging up to 9 years. Rent expense under all operating leases for 2002 totaled $34,924 ($37,226 for 2001, and $33,346 for 2000).

The future minimum lease payments under capital and operating leases at February 1, 2003 were as follows:

-----------------------------------------------------------------------------------
                                                              Capital     Operating
-----------------------------------------------------------------------------------
2003......................................................$       605   $    27,420
2004......................................................        349        23,280
2005......................................................        155        16,744
2006......................................................          5        12,799
2007......................................................          -        11,612
Later years...............................................          -         5,620
                                                          -----------   -----------
Total minimum lease payments..............................      1,114   $    97,475
                                                                        ===========
Less amount representing interest.........................        (76)
                                                          -----------
Present value of net minimum lease payments...............$     1,038
                                                          ===========

Minimum lease payments were not reduced for future minimum sublease rentals of $1,518.


NOTE 7.  NOTES PAYABLE AND LONG-TERM DEBT:

NOTES PAYABLE:

On April 30, 2002 the Company executed a $240,000 3-year committed, unsecured bank credit facility (the "2002 Facility"). On January 31, 2003 this credit facility was increased to $280,000. The 2002 Facility can be used for borrowings and/or letters of credit. Borrowings under the 2002 Facility bear interest at a spread of approximately 1.75% over LIBOR. At February 1, 2003 there were no outstanding short-term loans under the facility. Letters of credit outstanding under this facility at that date were $98,932. The Company has an additional $6,400 outstanding letters of credit under facilities used by its foreign subsidiaries.

During 2002 the highest level of borrowings under all lines was $20,000 ($301,750 for 2001). The average daily short-term borrowings for 2002 were $3,286 ($113,645 for 2001) and the weighted average interest rate was 4.0% (5.4% for 2001).

LONG-TERM DEBT:

---------------------------------------------------------------------------------------
                                                                   2/1/03        2/2/02
---------------------------------------------------------------------------------------
7.625% 1997 Debentures due October 15, 2017...................$   129,376   $   133,268
7.875% 1999 Debentures due July 15, 2009......................    139,969       139,888
1993 Private placement note maturing September 1, 2005, 6.9%..      6,667         8,889
1990 Private placement note maturing December 1, 2004, 9.2%...      7,621        11,430
1993 Private placement note due December 1, 2003, 7.3%........     20,000        20,000
1987 Private placement note due December 1, 2002, 7.1%........          -        10,000
Capital lease obligations, 6-8%...............................      1,038           646
Other.........................................................        840         2,559
                                                              -----------   -----------
                                                                  305,511       326,680
Less current maturities.......................................    (26,996)      (18,811)
                                                              -----------   -----------
                                                              $   278,515   $   307,869
                                                              ===========   ===========

Aggregate maturities on long-term debt for the next five years are as follows: 2003 - $26,996; 2004 - $6,792; 2005 - $2,372; 2006 - $6; 2007 - $0;
2008 & thereafter - $269,345.

Covenants of the private placement notes are the most restrictive and include the maintenance of minimum working capital and certain key ratios as well as a limitation on the payment of dividends and the repurchase of Company stock. Under these covenants, future dividends and purchases of Company stock are limited to $27,095 plus 50% of net earnings after February 1, 2003, excluding gains and losses on the disposal of capital assets.

In January 2000 the Company entered into an interest rate swap agreement with a bank to convert the interest rate on $150,000 of 7.875% debentures from fixed to variable. In connection with this transaction, the Company also entered into an option agreement, which entitled the bank to cancel this swap agreement on January 15, 2001. As consideration for these agreements the Company received a payment of $3,257 which was recorded as a deferred option premium at January 31, 2000. The cancellation option was exercised by the bank, and the swap was cancelled in January 2001. These agreements were marked to market during 2000 and thereby reduced interest expense for 2000 by $3,257.

A Singaporean shirt manufacturing joint venture 50% owned by the Company has a $5,300 credit facility. The Company has guaranteed one half of the amount of any borrowing under this facility not otherwise paid when due by the joint venture. $729 was outstanding under this facility at February 1, 2003.


NOTE 8.  RETIREMENT BENEFITS:

Various contributory and/or noncontributory retirement plans cover substantially all domestic and certain foreign employees. Total retirement benefits expense/(income) included the following:

-----------------------------------------------------------------------------------
                                                   2002          2001          2000
-----------------------------------------------------------------------------------
Single-employer defined benefit plans.......$     1,309   $       221   $   (12,747)
Multi-employer plan.........................        941           734           446
Defined contribution plans..................      6,378         6,741         4,295
                                            -----------   -----------   -----------
Total retirement benefits expense/(credit)..$     8,628   $     7,696   $    (8,006)
                                            -----------   -----------   -----------

SINGLE-EMPLOYER DEFINED BENEFIT PLANS.

During 2000 the Company terminated the Kellwood Company Pension Plan. The terminated plan represents a substantial portion of the components of net periodic pension credit for 2000 as well as a substantial portion of the 2001 beginning of year projected benefit obligation and fair market value of plan assets as set forth below. In connection with this termination, the Company amended the Plan to freeze benefits effective August 31, 2000 and to fully vest all current participants. The Plan purchased annuity contracts to fund the benefits of all current retirees and terminated vested participants; and based on the final participant elections, the Plan purchased annuities for or made distributions to all current participants, as directed by the participants. The Company obtained approval from the Internal Revenue Service of the tax aspects of the plan termination.

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

The Company's Gerber Childrenswear subsidiary maintains a defined benefit plan for certain of its employees; this plan was frozen effective December 2002. A minimum pension liability adjustment under the plan of $837 was recorded in other comprehensive income in 2002 and is included in deferred income taxes and other as of February 1, 2003.

Summarized information on the Company's single-employer defined benefit plans is as follows:

----------------------------------------------------------------------------------------------------
                                                                    2002          2001          2000
----------------------------------------------------------------------------------------------------
Components of Net Periodic Pension cost / (credit):
    Current Service Cost.....................................$       982   $       737   $     2,658
    Interest cost on projected benefit obligation............      1,643           647         4,767
    Assumed return on assets.................................     (1,444)       (1,087)      (13,897)
    Pension plan termination (gain)..........................          -             -        (5,900)
    Amortization of prior service costs......................        128           (76)         (375)
                                                             -----------   ------------  ------------
    Net pension cost / (credit)..............................$     1,309   $       221   $   (12,747)
                                                             ===========   ===========   ===========

Weighted average key actuarial assumptions:
    Discount rate.................................................  6.5%          7.0%          6.0%
    Long-term rate of return on plan assets.......................  7.5%          8.0%          6.0%
    Compensation increases........................................  4.5%          6.0%          4.0%


----------------------------------------------------------------------------------------------------
                                                                              2/1/2003      2/2/2002
----------------------------------------------------------------------------------------------------
Reconciliation of funded status to prepaid pension cost:
    Funded Status - Plan assets in excess of
        projected benefit obligation.......................................$   (12,659)  $      (585)
    Unamortized prior service costs........................................      1,579            63
    Unrecognized actuarial gains...........................................         55         2,555
                                                                           -----------   -----------
    Prepaid / (accrued) pension costs in other assets / (liabilities)......$   (11,025)  $     2,033
                                                                           ===========   ===========


----------------------------------------------------------------------------------------------------
                                                                                  2002          2001
----------------------------------------------------------------------------------------------------
Change in Projected Benefit Obligation:
    Projected benefit obligation, beginning of year........................$     8,264   $    42,828
    Projected benefit obligation of Gerber plan acquired...................     31,868             -
    Service cost...........................................................      1,411         1,183
    Interest cost..........................................................      1,643           647
    Plan amendments........................................................     (1,099)            -
    Actuarial (loss).......................................................       (923)       (1,337)
    Benefits paid..........................................................     (1,268)      (35,057)
                                                                           -----------   -----------
    Projected benefit obligation, end of year..............................$    39,896   $     8,264
                                                                           ===========   ===========

Change in Plan Assets:
    Fair market value, beginning of year...................................$     7,679   $   176,200
    Plan assets of Gerber plan acquired....................................     21,963             -
    Actual return on plan assets...........................................     (2,320)         (543)
    Reversion to employer, before excise and income
        taxes totaling approximately $58,900...............................          -      (100,002)
    Transfer to 401(k) plan................................................          -       (33,334)
    Employee contributions.................................................        336           415
    Benefits paid..........................................................       (421)      (35,057)
                                                                           -----------   -----------
    Fair market value, end of year.........................................$    27,237   $     7,679
                                                                           ===========   ===========

Plan assets consist primarily of marketable equity securities and corporate debt obligations.

MULTI-EMPLOYER DEFINED BENEFIT PLAN. Certain of the Company's subsidiaries make contributions to a multi-employer defined benefit plan on behalf of their participating employees. The plan administrator estimates that if the Company were to withdraw from the plan, its potential liability for unfunded plan benefits would be approximately $6,182 as of December 31, 2001, the date of the most recent actuarial valuation report.


NOTE 9.  STOCK PLANS:

The amended Restricted Stock Compensation Plan of 1969 and the Corporate Development Incentive Plan of 1986 provide for the granting of common stock to key employees as performance and incentive bonuses. The shares granted may not be transferred, sold, pledged or otherwise disposed of prior to the lapse of certain restrictions. There was $2,906 in expense recorded under these plans for 2002, (no expense recorded in either 2001 or 2000). At February 1, 2003 there were 1,158,900 shares available to be granted under these plans to qualified employees.

Options to purchase common stock have been granted to key employees under various plans at option prices not less than the fair market value on the date of the grant. At February 1, 2003, 230 officers and other key employees held options to purchase shares. The options expire 10 years after grant on dates ranging from May 27, 2003 to May 31, 2012 and are exercisable in cumulative installments only after stated intervals of time and are conditional upon active employment, except for periods following disability or retirement.

The fair value of options granted (which is recorded as expense over the option vesting period in determining the pro forma impact), utilized in the disclosures contained in Note 1 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

-----------------------------------------------------------------------------------
                                                   2002          2001          2000
-----------------------------------------------------------------------------------
Expected option life........................    6 YEARS       5 years       5 years
Risk-free interest rate.....................       5.1%          4.9%          5.7%
                                                TO 5.3%       to 5.4%       to 6.2%
Expected volatility of
    Kellwood stock..........................        37%           37%           36%
Expected dividend yield
    on Kellwood stock.......................       2.5%          2.8%          3.9%

The weighted-average grant date fair value of options granted was $8.51 for 2002, $7.03 for 2001 and $5.05 for 2000. Presented below is a summary of stock option plans' activity for the years and as of the dates shown:

------------------------------------------------------------------------------------------------------------
(Shares in 000's)                 2002                          2001                          2000
                         -----------------------       -----------------------       -----------------------
                                        Exercise                      Exercise                      Exercise
                             Options    Price(1)          Options     Price(1)          Options     Price(1)
------------------------------------------------------------------------------------------------------------
Beginning Balance........      3,097    $  22.35            2,852     $  21.68            2,380     $  22.63
   Granted...............        689    $  25.57              569     $  22.93              557     $  16.97
   Exercised.............       (388)   $  20.29             (258)    $  16.60              (47)    $  11.83
   Forfeited or expired..        (86)   $  22.88              (66)    $  20.99              (38)    $  22.97
                         -----------                   ----------                    ----------
Ending Balance...........      3,312    $  23.25            3,097     $  22.35            2,852     $  21.68
                         -----------                   ----------                    ----------
Exercisable at
   Year-end..............      1,702    $  23.12            1,677     $  22.39            1,541     $  21.48
                         -----------    --------       ----------     --------       ----------     --------

Options outstanding and exercisable at February 1, 2003 include the following:

-----------------------------------------------------------------------------------
(Shares in 000's)           Options outstanding                Options exercisable
                    ----------------------------------         --------------------
Range of            Remaining                 Exercise                     Exercise
Prices                 Life(1)     Options    Price(1)         Options     Price(1)
-----------------------------------------------------------------------------------
$16.13 - 19.96      5.0 years          728    $  17.56             434    $   17.97
$20.31 - 29.67      3.5 years        2,233    $  23.64             977    $   22.60
$32.28 - 36.00      4.8 years          351    $  32.53             290    $   32.58
                                 ---------                    --------
$16.13 - 36.00      4.0 years        3,312    $  23.25           1,702    $   23.12
                                 =========                    ========

(1) - Weighted Average


NOTE 10.  CAPITAL STOCK:

The reported outstanding shares of common stock have been reduced by treasury stock totaling 6,668,184 shares at February 1, 2003 (8,945,457 shares at February 2, 2002, and 8,905,379 shares at February 3, 2001).

Authorized capital includes 500,000 shares of preferred stock, none of which have been issued.

Nonvoting share purchase rights, exercisable only upon satisfaction of certain conditions, entitle the holder to purchase Series A Junior Preferred Stock (160,000 shares reserved) or, under certain conditions, common shares at prices specified in the rights agreement. None of the rights were exercisable as of February 1, 2003.

In November 1999 the Board of Directors authorized the Company to repurchase up to ten percent of the outstanding shares of its Common Stock (up to approximately 2.8 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Pursuant to this authorization, from December 1999 to February 2000 the Company purchased 2.8 million shares at an average price of $17.35 per share.

In March 2000 the Board of Directors authorized the Company to repurchase up to ten percent of the outstanding shares of its Common Stock (up to approximately 2.5 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Pursuant to this authorization, during the period March - October 2000 the Company purchased 2.5 million shares at an average cost of $17.11 per share.

In September 2000 the Board of Directors authorized the Company to repurchase up to an additional ten percent of the outstanding shares of its Common Stock (up to approximately 2.27 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Any purchases pursuant to this authorization will be financed out of the Company's cash resources. As discussed in Note 7, certain debt covenants may limit purchases under this authorization. No purchases have been made pursuant to this authorization.


NOTE 11.  INCOME TAXES:

---------------------------------------------------------------------------------------
                                                       2002          2001          2000
---------------------------------------------------------------------------------------
The provision for income taxes consists of:
Current:
    Domestic:  Federal..........................$    12,434   $    46,293   $    19,532
               State............................        967         5,364         1,980
    Foreign.....................................      3,563         2,885         1,883
                                                -----------   -----------   -----------
Total current provision for income taxes........     16,964        54,542        23,395
Deferred (primarily federal)....................      5,736       (31,942)       14,805
                                                -----------   ------------  -----------
Total provision for income taxes................$    22,700   $    22,600   $    38,200
                                                ===========   ===========   ===========

The sources of income before income taxes are:
    United States...............................$    40,535   $    36,644   $    74,782
    Foreign.....................................     24,175        23,686        24,181
                                                -----------   -----------   -----------
    Kellwood total..............................$    64,710   $    60,330   $    98,963
                                                ===========   ===========   ===========

Current income taxes are the amounts payable under the respective tax regulations on each year's earnings and on foreign earnings remitted during the year. A reconciliation of the federal statutory income tax rate to the effective tax rate (provision for taxes) is as follows:

---------------------------------------------------------------------------------------
                                                      2002          2001           2000
---------------------------------------------------------------------------------------
Statutory rate..................................     35.0%         35.0%          35.0%
Foreign tax rate differential...................     (1.3)         (2.0)          (0.8)
Amortization of goodwill .......................      -             2.2            1.5
State taxes, net of federal benefit.............      1.4           1.7            2.6
Other...........................................      -             0.6            0.3
                                                     ----          ----           ----
                                                     35.1%         37.5%          38.6%
                                                     ====          ====           ====

Deferred income tax liabilities and assets consisted of the following:

---------------------------------------------------------------------------------------
                                                     2/1/03        2/2/02        2/3/01
---------------------------------------------------------------------------------------
Employee related costs..........................$    (8,221)  $    (4,826)  $    33,376
Depreciation and amortization...................     15,105         5,724         2,324
Allowance for asset valuations..................    (17,900)      (14,374)      (12,648)
Other...........................................      9,313        12,225         7,296
                                                -----------   -----------   -----------
Net deferred income tax (assets) / liabilities..$    (1,703)  $    (1,251)  $    30,348
                                                ===========   ===========   ===========

Included in:
    Prepaid taxes and expenses..................$   (24,096)  $   (20,440)  $   (18,235)
    Deferred income taxes and other.............     22,393        19,189        48,583
                                                -----------   -----------   -----------
Net deferred income tax (assets) / liabilities..$    (1,703)  $    (1,251)  $    30,348
                                                ===========   ===========   ===========

Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are expected to be indefinitely reinvested abroad. Undistributed foreign earnings considered to be indefinitely reinvested abroad totaled $40,000 through January 31, 2003.

NOTE 12.  EARNINGS PER SHARE

Earnings per share have been calculated as follows:

-----------------------------------------------------------------------------------
                                                   2002          2001          2000
-----------------------------------------------------------------------------------
Numerator: Net earnings.....................$    42,010   $    37,730   $    60,763
                                            -----------   -----------   -----------

Denominator (000's):
    Average shares outstanding - Basic......     24,565        22,761        23,624
    Impact of stock options.................        307           151            52
                                            -----------   -----------   -----------
    Average shares outstanding - Diluted....     24,872        22,912        23,676
                                            -----------   -----------   -----------

BASIC EARNINGS PER SHARE....................$      1.71   $      1.66   $      2.57
                                            -----------   -----------   -----------
DILUTED EARNINGS PER SHARE..................$      1.69   $      1.65   $      2.57
                                            -----------   -----------   -----------

The calculation of diluted earnings per share excludes the impact of 350, 1,658, and 1,884 stock options in 2002, 2001 and 2000, respectively, because to include them would have been antidilutive.


NOTE 13.  SIGNIFICANT CUSTOMERS:

During 2002 two customers accounted for more than ten percent of the Company's consolidated net sales. One customer accounted for 11.1% of consolidated net sales (as compared to 11.2% in 2001 and 12.0% in 2000). Sales to this customer occurred in all of the Company's reportable segments. Accounts receivable included $45,053 due from this customer at February 1, 2003. Sales to the other customer accounted for 10.7% of consolidated net sales in 2002 as compared to 8.8% in 2001 and 7.1% in 2000. Sales to this customer occurred in all of the Company's reportable segments. Accounts receivable included $57,267 due from this customer at February 1, 2003.


NOTE 14.  COMMITMENTS AND CONTINGENCIES:

The Company is currently party to various legal proceedings. While management, including internal counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse impact on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties.


NOTE 15.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

------------------------------------------------------------------------------------------
Quarter                                        First      Second        Third       Fourth
------------------------------------------------------------------------------------------
FISCAL 2002:
   Net sales..............................$  570,680  $  463,346  $   633,394  $   537,289
   Gross profit...........................   111,195      95,085      138,593      111,402
   Provision for facilities realignment...     7,244           -        3,115        1,727
   Net earnings...........................     8,547       3,926       21,095        8,442
   Earnings per share - Basic.............       .37         .16          .83          .33
   Earnings per share - Diluted...........       .37         .16          .82          .33

FISCAL 2001:
   Net sales..............................$  709,367  $  501,002  $   601,400  $   469,994
   Gross profit...........................   148,943      97,471      117,636       80,960
   Net earnings...........................    25,111       1,833       13,931       (3,145)
   Earnings per share - Basic.............      1.11         .08          .61         (.14)
   Earnings per share - Diluted...........      1.10         .08          .61         (.14)

NOTE 16.  INDUSTRY SEGMENT AND GEOGRAPHIC AREA INFORMATION:

The Company and its subsidiaries are principally engaged in the apparel and related soft goods industries. The Company's operations are managed in a number of business units that are organized around individual product lines and brands. These business units are aggregated into three major consumer market product groupings which represent the Company's reportable segments. These segments are:

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

    o MEN'S SPORTSWEAR designs, manufactures and sells men's woven and knit shirts, pants and jeans, and hosiery sold to leading department stores, catalog houses and national chains. The business is primarily private label but also includes a number of branded programs such as Slates(R) business casual shirts, sweaters and tops and Nautica(R), Claiborne(R) and Dockers(R) dress shirts.

    o OTHER SOFT GOODS includes intimate apparel, infant apparel, and recreation products (tents, sleeping bags, backpacks and related products).

Management evaluates the performance of its operating segments separately to individually monitor the different factors affecting financial performance. Segment Operating Earnings includes substantially all of the segment's costs of production (on a FIFO basis), distribution and administration. Kellwood manages the following expenses at the corporate level and, accordingly, they are not allocated to the Segments:
    o   Corporate general and administrative expenses,
    o   Pension plan termination gain,
    o   Amortization of intangible assets, and
    o   Interest income and expense, and Income taxes.

Segment net assets measures net working capital, net fixed assets and other noncurrent assets and liabilities of each segment. Goodwill and net intangibles are included in segment net assets, however the related amortization expense is included in Amortization of Intangibles at the corporate level and is not allocated to the segments. Certain corporate assets, including capitalized software, and debt and cash balances are accounted for at the corporate level and are not allocated to the segments. Capital expenditures exclude the cost of long lived assets included in acquisitions accounted for under purchase accounting.

-----------------------------------------------------------------------------------
                                              2002            2001             2000
-----------------------------------------------------------------------------------
Net Sales:
    Women's Sportswear..............$    1,316,789  $    1,514,815   $    1,635,073
    Men's Sportswear................       430,225         347,822          362,458
    Other Soft Goods................       457,695         419,126          364,643
                                    --------------  --------------   --------------
    Kellwood total..................$    2,204,709  $    2,281,763   $    2,362,174
                                    ==============  ==============   ==============

Segment earnings:(1)
    Women's Sportswear..............$      102,036  $       91,211   $      110,089
    Men's Sportswear................        37,924          29,590           36,481
    Other Soft Goods................        15,985          17,982           27,155
                                    --------------  --------------   --------------
    Total segments..................       155,945         138,783          173,725
Amortization of Intangible assets...        (5,839)         (9,383)          (8,279)
Interest expense....................       (27,892)        (34,247)         (32,622)
Provision for Realignment(2)........       (12,086)              -                -
General corporate and other.........       (45,418)        (35,480)         (33,861)
                                    --------------  --------------   --------------
Earnings before income taxes........$       64,710  $       60,330   $       98,963
                                    ==============  ==============   ==============


Net Assets at end of year:
    Women's Sportswear..............$      357,171  $      455,014   $      625,521
    Men's Sportswear................       170,782         126,535          108,200
    Other Soft Goods................       210,313         156,253          179,787
    Corporate and Other.............       127,000          53,189           60,433
                                    --------------  --------------   --------------
    Kellwood total..................$      865,266  $      790,991   $      973,941
                                    ==============  ==============   ==============


                                     19


Capital expenditures:
    Women's Sportswear..............$        2,049  $        3,930   $        6,498
    Men's Sportswear................         6,646           5,884            9,247
    Other Soft Goods................           794           1,158            1,896
    Corporate and Other.............         5,021           8,161           10,053
                                    --------------  --------------   --------------
    Kellwood total..................$       14,510  $       19,133   $       27,694
                                    ==============  ==============   ==============

Depreciation expense:
    Women's Sportswear..............$        7,632  $        8,075   $        7,858
    Men's Sportswear................         8,670           8,074            7,959
    Other Soft Goods................         3,007           2,287            2,470
    Corporate and Other.............         6,860           4,600              731
                                    --------------  --------------   --------------
    Kellwood total..................$       26,169  $       23,036   $       19,018
                                    ==============  ==============   ==============

(1) - Realignment costs included in segment earnings above:
    Women's Sportswear..............$          673               -                -
    Men's Sportswear................           339               -                -
    Other Soft Goods................         1,889               -                -
                                    --------------  --------------   --------------
    Total segments..................$        2,901               -                -
                                    ==============  ==============   ==============

(2) - The provision for realignment relates to the segments as follows:
    Women's Sportswear..............$        5,900               -                -
    Men's Sportswear................         1,503               -                -
    Other Soft Goods................         4,683               -                -
                                    --------------  --------------   --------------
    Total...........................$       12,086               -                -
                                    ==============  ==============   ==============

Substantially all sales are to U.S. customers. Sales and transfers between segments were not significant. Approximately $22,585 of the Company's net Property, Plant and Equipment is located in Asia.

KELLWOOD COMPANY AND SUBSIDIARIES
FIVE YEAR FINANCIAL SUMMARY
---------------------------
(Dollars in thousands except per share data)

--------------------------------------------------------------------------------------------------------------------
                                              2002(2)            2001         2000(2)         1999(1)        1998(2)
--------------------------------------------------------------------------------------------------------------------
Fiscal period ended......................      2/1/03          2/2/02          2/3/01         1/29/00         5/1/99

Net sales................................$  2,204,709    $  2,281,763   $   2,362,174   $   1,565,261   $  2,151,147

Net earnings.............................      42,010          37,730          60,763          41,000          1,953

Earnings per share:
Basic....................................        1.71            1.66            2.57            1.49            .07
Diluted..................................        1.69            1.65            2.57            1.48            .07

Cash dividends declared
    per share............................         .64             .64             .64            .48             .64

Working capital..........................     589,447         539,828         544,639         576,120        465,535
Total assets.............................   1,254,579       1,044,424       1,265,725       1,097,853      1,054,212

Long-term debt...........................     278,515         307,869         411,331         346,479        227,659
Total debt...............................     306,147         334,292         542,845         361,554        338,126

Shareowners' Equity......................     559,119         456,699         431,096         445,870        446,188
Equity per Share.........................       21.86           19.94           19.00           17.04          16.09

(1) - Nine Month Transition Period. In August 1999 the Company changed its fiscal year-end from May 1 to the Saturday nearest to January 31. This change resulted in a short fiscal year covering the nine month transition period from May 1, 1999 to January 29, 2000.

(2) - Net earnings and earnings per share include the impact of the following (costs) / gain:

                                                    2002            2001            2000         1999(1)           1998
                                                    ----            ----            ----         -------           ----
Pretax:
    Restructuring and business realignment.....$(14,987)               -               -               -       $ (6,793)
    Pension income and plan termination (gain).       -                -       $  13,224       $   4,305          4,457
    Goodwill impairment charge.................       -                -               -               -        (48,945)
    Merger costs ..............................       -                -               -               -         (6,600)
                                               --------        ---------       ---------       ---------       --------
    Total pretax impact........................ (14,987)               -          13,224           4,305        (57,881)
                                               --------        ---------       ---------       ---------       --------

Net earnings impact............................$ (9,730)               -       $   8,120       $   2,574       $(55,140)
                                               ========        =========       =========       =========       ========

Earnings per Share impact:
    Basic......................................   $(.40)               -           $ .34           $ .09         $(2.06)
                                               --------        ---------       ---------       ---------       --------
    Diluted....................................   $(.39)               -           $ .34           $ .09         $(2.00)
                                               --------        ---------       ---------       ---------       --------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FINANCIAL REVIEW ($ IN MILLIONS EXCEPT PER SHARE DATA)

The following discussion is a summary of the key factors management considers necessary in reviewing the Company's results of operations, liquidity, capital resources and operating segment results. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.


RESULTS OF OPERATIONS
---------------------
OVERVIEW
--------
Sales for the year ended February 1, 2003 were $2,205, down $77 or 3% from $2,282 in the prior year. Net earnings were $42 or $1.69 per diluted share for the year, up from $38 or $1.65 per diluted share reported in the prior year. Included in net earnings for the current year are earnings from the acquisition of Gerber Childrenswear, Inc. (Gerber). The current year also includes business and facilities realignment costs (facilities realignment costs) of $15.0 (pre-tax) or $.39 per diluted share.

FACILITIES REALIGNMENT COSTS. In 2002 the Company made the decision to implement realignment actions, including the closing of certain domestic warehousing and Latin American production facilities and the discontinuance of a licensing agreement. The realignments include the closing of five warehouse operations and six manufacturing facilities and will result in a reduction of employment by approximately 1,900, primarily production and warehousing personnel. These actions impacted fiscal 2002 earnings by $15 before tax (approximately $9.7 after tax, or $0.39 per share). These costs included $2.9 recorded in cost of products sold and $12.1 recorded as a provision for realignment.

During 2002 these realignment actions resulted in the Company closing five warehouse operations and four manufacturing facilities and a reduction in employment of approximately 1,100. These costs include employee severance, vacant facilities costs, and other cash realignment costs including minimum royalties and customer markdowns on a discontinued license agreement. The Company expects the remaining realignment actions to be completed in the second quarter of 2003.


FISCAL 2002 VS. 2001
--------------------
Summarized comparative financial data for fiscal 2002 and 2001 are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

                                     Amounts,                          % of Sales
                                -------------------  % change     ---------------------
                                  2002       2001       01-02        2002       2001
                                --------   --------  --------     ---------   ---------
   Net Sales....................$  2,205   $  2,282     -3.4%       100.0%     100.0%
   Cost of products sold........   1,748      1,837     -4.8%        79.3%      80.5%
   SG&A.........................     346        342      1.2%        15.7%      15.0%
                                --------   --------  --------     --------    -------
   Gross profit less SG&A.......     111        103      7.0%         5.0%       4.5%
   Facilities realignment.......      12          -       nmf         0.5%       -
   Amortization of intangibles..       6          9    -37.8%         0.3%       0.4%
   Interest expense.............      28         35    -19.9%         1.3%       1.5%
   Interest income & other......       0         (1)      nmf         0.0%      -0.1%
                                --------   --------- --------     --------    -------
   Earnings before tax..........      65         60      7.3%         2.9%       2.6%
   Income Taxes.................      23         23
                                --------   --------
   Net Earnings.................$     42   $     38
                                ========   ========
   Income Tax rate..............   35.1%      37.5%
                                --------   --------

SALES decreased 3.4% in 2002, reflecting the cautious buying of both retailers and consumers. This drop in volume was anticipated when Kellwood's orders were placed with suppliers. Accordingly, inventory balances were lower throughout 2002 as compared to the prior year.

COST OF PRODUCTS SOLD decreased 4.8% to $1,748 from $1,837 in the prior year. The majority of this decrease was a result of decreased sales. Cost of products sold as a percentage of sales decreased to 79.3% in 2002 compared to the prior year level of 80.5%. This decrease was primarily due to lower inventory markdowns and lower cost sourcing, partially offset by facilities realignment costs included in cost of products sold of $3.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A) increased $4 or 1% to $346 in 2002 compared to $342 in the prior year. The increase is primarily due to the acquisition of Gerber, partially offset by cost control programs.

GROSS PROFIT LESS SG&A increased $8 to 5.0% of sales in 2002 from 4.5% in the prior year primarily as a result of the improvement in cost of products sold as a percentage of sales discussed above.

AMORTIZATION of intangible assets for the year decreased to $6.0 from $9.4 in the prior year as a result of the implementation of FAS 142 and the related cessation of amortization of goodwill ($6.5 in 2001). This decrease was partially offset by the amortization of identified intangible assets related to Gerber. Identified intangible assets are amortized over their estimated economic useful lives.

INTEREST EXPENSE decreased $7 due to the reduction in bank borrowings as a result of the Company's working capital reduction initiatives.

INTEREST INCOME AND OTHER, NET did not change significantly in 2002. Other income in 2001 included $3.4 (pretax) related to the change in accounting for certain inventories from the LIFO to the FIFO method. The change was effected in the first quarter of 2001 and was not considered material to require restatement of prior years' income statements.

THE EFFECTIVE TAX RATE decreased 2.4% to 35.1% in 2002 compared to 37.5% in the prior year as a result of the cessation of non-deductible goodwill amortization and foreign tax differences associated with the Company's Smart Shirts overseas operations.

NET EARNINGS AND EPS. Net earnings for 2002 increased $4.3 ($.04 per diluted share) from 2002 due to improvements in the Company's gross profit percentage, the acquisition of Gerber, and the cessation of goodwill amortization; partially offset by facilities realignment costs.


FISCAL 2001 VS. 2000
--------------------
Summarized comparative financial data for fiscal 2001 and 2000 are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

                                     Fiscal year,                        % of Sales
                                  -------------------  % change     ---------------------
                                    2001       2000       00-01        2001       2000
                                  --------   --------  --------     ---------   ---------
   Net Sales......................$  2,282   $  2,362     -3.4%       100.0%     100.0%
   Cost of products sold..........   1,837      1,881     -2.4%        80.5%      79.6%
   SG&A...........................     342        353     -3.2%        15.0%      14.9%
                                  --------   --------  --------     --------    -------
   Gross Profit less SG&A.........     103        128    -19.4%         4.5%       5.4%
   Pension (income) and
       Pension termination (gain).       -        (13)      nmf           -       -0.6%
   Amortization of intangibles....       9          8     13.3%          .4%        .4%
   Interest expense...............      35         33      6.7%         1.5%       1.4%
   Interest income & other........      (1)         2       nmf         -.1%        .1%
                                  --------   --------  --------     --------    -------
   Earnings before tax............      60         99    -39.0%         2.6%       4.2%
   Income Taxes...................      23         38
                                  --------   --------
   Net Earnings...................$     38   $     61
                                  ========   ========
   Income Tax rate................   37.5%      38.6%
                                  --------   --------

SALES decreased 3% in 2001, reflecting broad based weakness in the apparel industry in the second half of the year as consumer demand weakened in the aftermath of September 11th. Acquisitions made during 2000 accounted for approximately $114 of growth, partially offsetting the decline in sales.

COST OF PRODUCTS SOLD decreased 2.4% to $1,837 from $1,881 in the prior year in line with the decreased level of sales. Cost of products sold as a percentage of sales increased to 80.5% in 2001 compared to the prior year level of 79.6%. The increase in the cost of products sold as a percentage of sales was primarily due to having to provide markdown allowances and lower prices to retailers.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A) decreased $11 to $342 in fiscal 2001 compared to $353 in the prior year. SG&A includes the impact of recent acquisitions as well as amortization of the Integrated Business System beginning in 2001. These impacts were offset by a number of cost control programs the Company is pursuing.

GROSS PROFIT LESS SG&A decreased $25 to 4.5% of sales in fiscal 2001 from 5.4% in the prior year primarily as a result of the decrease in sales as discussed above.

PENSION TERMINATION GAIN of $6 ($4.0 after-tax) in 2000 resulted from the termination of the Kellwood Company defined benefit pension plan discussed under FINANCIAL CONDITION below. Also as a result of this plan termination, pension income, which benefited reported results in 2000 and prior did not recur in 2001 and will not recur thereafter.

AMORTIZATION of intangible assets for the year increased to $9.4 from $8.3 in the prior year as a result of the amortization of goodwill and intangible assets for the full year in 2001 on acquisitions completed in 2000.

INTEREST EXPENSE increased $2 primarily because the prior year's expense was favorably impacted by a $3 reduction of interest expense from the recognition of the option premium on the swap entered into in January 2000.

INTEREST INCOME AND OTHER, NET was a net income item in 2001 of $1.2 compared to a net expense of $1.5 in the prior year. Other income in 2001 included $3.4 (pretax) related to the change in accounting for certain inventories from the LIFO to the FIFO method. The change was effected in the first quarter of 2001 and was not considered material to require restatement of prior years' income statements.

THE EFFECTIVE TAX RATE decreased 1.1% to 37.5% in 2001 compared to 38.6% in the prior year as a result of income tax planning measures that resulted in a lower income tax rate on funds repatriated from the Company's Smart Shirts subsidiary in Asia.

NET EARNINGS AND EPS. Net earnings for 2001 included a $2.1 after-tax ($.09 per diluted share) gain from the change from LIFO to FIFO as discussed in Interest Income and Other above. Net earnings for the prior year included pension non-cash income and gains totaling $8.5 after-tax ($.36 per diluted share).


SEGMENT RESULTS:
----------------
The Company and its subsidiaries are principally engaged in the apparel and related soft goods industry. The Company's business units are aggregated into the following reportable segments:
    o   Women's Sportswear,
    o   Men's Sportswear, and
    o   Other Soft Goods.

Sales and Segment Earnings by Segment for fiscal 2002, 2001 and 2000 were as follows:

                                            Amounts                    % change
                                -----------------------------     ------------------
   Net sales                      2002       2001      2000       '01-'02    '00-'01
   ---------                    --------   --------  --------     -------    -------
   Women's Sportswear...........$  1,317   $  1,515  $  1,635      (13.1%)     (7.4%)
   Men's Sportswear.............     430        348       362       23.7%      (4.0%)
   Other Soft Goods.............     458        419       365        9.2%      14.9%
                                --------   --------  --------     -------    -------
   Kellwood total...............$  2,205   $  2,282  $  2,362       (3.4%)     (3.4%)
                                ========   ========  ========     =======    =======

   Segment earnings
   ----------------
   Women's Sportswear...........$  102.0   $   91.2  $  110.1       11.9%     (17.1%)
   Men's Sportswear.............    37.9       29.6      36.5       28.2%     (18.9%)
   Other Soft Goods.............    16.0       18.0      27.2      (11.1%)    (33.8%)
                                --------   --------  --------     -------    -------
   Total segment earnings.......$  155.9   $  138.8  $  173.7       12.4%     (20.1%)
                                ========   ========  ========     =======    =======

   Segment earnings margins
   ------------------------
   Women's Sportswear...........    7.7%       6.0%      6.7%
   Men's Sportswear.............    8.8%       8.5%     10.1%
   Other Soft Goods.............    3.5%       4.3%      7.4%
                                --------   --------  --------
   Total segment earnings.......    7.1%       6.1%      7.4%
                                ========   ========  ========

WOMEN'S SPORTSWEAR Sales of Women's Sportswear decreased $198 (13%) in 2002 to $1,317. Several factors contributed to the year-to-year drop in sales. The dress category has been cyclically weak this year. The Company's retail customers reduced their dress open-to-buy by 25% for the Spring and Fall selling seasons. This fashion trend hurt volume this year. The Company saw this trend developing last year and took the appropriate steps to reduce inventory commitments and overhead. With fewer dresses on the selling floor, the retailers have cut back on the number of vendors they use, and as a result the Company has been able to increase market share. Finally, the retailer's sell through rates on fewer units have been very good in 2002 and, as a result, the Company is hopeful that the stores will plan some growth in dress open-to-buy in 2003. The second major reason for the year-to-year drop in volume is lower sales to one of the Company's department store customers due to the combination of a weak market and a change in the customer's merchandising strategy. In order to provide the department stores with product and brand differentiation, the Company recently announced the licensing of the IZOD(R) brand. The new IZOD(R) line is expected to begin shipping to better department stores for the 2003 Holiday season. Finally, the Company made the decision to eliminate several underperforming Women's Sportswear brands.

Women's Sportswear segment earnings for 2002, including the facilities realignment provision, were $102.0 or 7.7% of net sales, up $10.8 from last year and improved as a percent of sales by 1.7%. The improvement in earnings, despite the drop in sales, came largely from a 2.4% improvement in gross margin. The gross margin rate improved due to lower inventory markdowns and lower cost sourcing. Facilities realignment costs reduced the gross profit and segment earnings by $0.7.

Sales of Women's Sportswear decreased $120 (7%) in 2001 to $1,515. Recent acquisitions contributed a combined $91 of growth. Excluding acquisitions, sales were down $211 or 13.2% principally due to the extreme softness in the retail environment accentuated by the economic effects of the September 11 terrorist attack.
    o The Company's core brands (Sag Harbor(R), Koret(R) and Kathie Lee(R) sportswear and dresses), which collectively represent approximately 60% of Women's Sportswear volume, were down 7% or $65 for 2001 after being up $36 in the first half.
    o In 2000 Kellwood took action to reposition four brands (Ivy(R), Melrose(R), BICE(R) and Sag Harbor(R) Sport). Collectively, these brands were down $71 in 2001.
    o Finally, other Women's Sportswear brands and private label programs were down $75, primarily as a result of soft demand at retail.
Segment earnings (defined as net sales less cost of products sold and selling, general and administrative expenses) decreased $18.9 for the year to 6.0% of sales in 2001 compared to 6.7% of sales in 2000. The drop in margin was principally due to having to provide higher markdown allowances to the retailers and liquidating excess inventory.

MEN'S SPORTSWEAR Sales of Men's Sportswear increased $82 or 24% in 2002 to $430 due to the results of internal growth initiatives and the acquisition of Auburn Hosiery - a division of Gerber. Excluding Auburn, sales were up $48 or 13%. This growth came from new products and programs in the Menswear division including increased volume with the redesigned Slates(R) branded sportswear as well as private label pants and jeans programs. Additionally, the Smart Shirts division has increased sales through new dress shirts programs for Claiborne(R) and Dockers(R).

Segment earnings for 2002, including the facilities realignment provision, were $38.3, up $8.7 from last year. The improvement in earnings came from less markdowns and margin pressure in the Menswear division and the acquisition of Gerber. Excluding Gerber, segment earnings were $36.5, up $7.0 from the prior year. Facilities realignment costs reduced the gross profit and segment earnings by $0.3.

Sales of Men's Sportswear were down $14 or 4% to $348 in 2001. The Smart Shirts private label shirt business continues to perform well despite market conditions with sales up 3% for the year. This improvement was offset by the loss of certain pants and jeans business as the Company's manufacturing facilities for these products are shifted to Mexico. In order to become more competitive, in 2000 Kellwood closed its remaining domestic sewing facilities. The Company has started up a new plant in Mexico, which began shipping product in October. As a result, sales of private label pants and jeans were below the level shipped last year.

Segment earnings decreased $7 or 18.9% from 2000; segment margins decreased 1.6% to 8.5% of sales. Provisions for inventory liquidation and customer requirements for markdowns and margin pressures have depressed margins in the Menswear division.

OTHER SOFT GOODS Sales of Other Soft Goods increased $39 or 9% in 2002 to $458 primarily due to the acquisition of Gerber whose infant apparel business is included in this segment. Sales from the two ongoing divisions of Other Soft Goods, Intimate Apparel and Recreation Products, were down $42 or 9% from last year due to weak customer demand and softness in the camping business.

Segment earnings for 2002, including the facilities realignment provision, were $16.0 down $2.0 from last year. Excluding Gerber, segment earnings were $4.8 down $13.2 from the prior year. The decline was due to the decline in sales of the ongoing divisions, costs to liquidate excess inventories, and facilities realignment costs of $1.9.

This segment reported a $54 or 14.9% increase in sales for 2001 due principally to growth in the first half of the year resulting from the launching of two new brands of camping products and growth from new Intimate Apparel private label programs. Segment earnings declined $9.2 to 4.3% of sales from 7.4% of sales in the prior year because the sales growth was in programs carrying lower than average margins, and provisions were required to cover the liquidation of certain inventories.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES
------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results will differ from those estimates and assumptions and the differences may be material. Significant accounting policies, estimates and judgments which management believes are the most critical to aid in fully understanding and evaluating the reported financial results include the following.

ACCOUNTS RECEIVABLE - RESERVES FOR CHARGEBACKS, ALLOWANCES
----------------------------------------------------------
Accounts receivable are recorded net of allowances for bad debts as well as existing and expected future chargebacks from customers. It is the nature of the apparel and soft goods industry that suppliers like the Company faces significant pressure from customers in the retail industry to provide allowances to compensate for customer margin shortfalls. This pressure often takes the form of customers requiring the Company to provide price concessions on prior shipments as a prerequisite for obtaining future orders. Pressure for these concessions is largely determined by overall retail sales performance and, more specifically, the performance of the Company's products at retail. To the extent the Company's customers have more of the Company's goods on hand at the end of the season, there will be greater pressure for the Company to grant markdown concessions on prior shipments. The Company's accounts receivable balances are reported net of expected allowances for these matters based on the historical level of concessions required and the Company's estimates of the level of markdowns and allowances that will be required in the coming season in order to collect the receivables. The Company evaluates the allowance balances on a continuing basis and adjusts them as necessary to reflect changes in anticipated allowance activity.

INVENTORY VALUATION
-------------------
Inventories are recorded at cost. Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost. The Company's products can be classified into two types: replenishment and non-replenishment. Replenishment items are those basics (bras, dress shirts, infant apparel, hosiery, etc.) that are not highly seasonal or dependent on fashion trends. The same products are sold by retailers 12 months a year, and styles evolve slowly. Retailers generally replenish their stocks of these items as they are sold. Only a relatively small portion of the Company's business involves replenishment items.

The majority of the Company's products consist of items that are non-replenishment as a result of being highly tied to a season or fashion look. These products are economically "perishable". The value of this seasonal merchandise might be sufficient for the Company to generate a profit over its cost at the beginning of its season, but by the end of its season a few months later the same inventory might be salable only at less than cost. For these products, the selling season generally ranges from three to six months. The value may rise again the following year when the season in which the goods sell approaches - or it may not, depending on the level of prior year merchandise on the market and on year-to-year fashion changes.

While some "prior year" merchandise is sold by the Company through its own outlet stores, the majority of out-of-season inventories must be sold to off-price retailers and other customers who serve a customer base that will purchase prior year fashions. The amount, if any, that these customers will pay for prior year fashions is determined by the desirability of the inventory itself as well as the general level of prior year goods available to these customers. The assessment of inventory value, as a result, is highly subjective and requires an assessment of the seasonality of the inventory, its future desirability, and future price levels in the "off-price" sector.

Many of the Company's products are purchased for and sold to specific customers' orders. Others are purchased in anticipation of selling them to a specific customer. The loss of a major customer, whether due to the customer's financial difficulty or other reasons, could have a significant negative impact on the value of the inventory expected to be sold to that customer. This negative impact can also extend to purchase obligations for goods that have not yet been received. These obligations involve product to be received into inventory over the next one to six months.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
-------------------------------
The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from customers that are unable to meet their financial obligations. Estimation of the allowance for doubtful accounts by the Company involves consideration of the financial condition of specific customers as well as general estimates of future collectibility based on historical experience and expected future trends. The estimation of these factors involves significant judgment. In addition, actual collection experience, and thus bad debt expense, can be significantly impacted by the financial difficulties of as few as one customer.

MARKET VALUE ASSESSMENTS OF GOODWILL AND INTANGIBLE ASSETS - TIMING AND
-----------------------------------------------------------------------
AMOUNT OF FUTURE IMPAIRMENT CHARGES
-----------------------------------
Before the implementation of FAS 142, the values of goodwill and intangible assets were written off over the period expected to be benefited through regular amortization charges. Under FAS 142, goodwill will no longer be written off through periodic charges to the income statement over the defined period. Future goodwill impairment charges will be required as and when the value of the acquired business becomes less than its book value. The determination of the value of the businesses is highly subjective, as it is determined largely by projections of future profitability and cash flows.


NEW ACCOUNTING PRONOUNCEMENTS
-----------------------------
FAS 141 & 142 In July 2001 the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the new Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company applied the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During 2002 the Company performed the required impairment tests of goodwill and indefinite-lived intangible assets as recorded on February 1, 2002. No impairment charges resulted from the initial application of these Statements.

Had FAS 142 been effective for 2001, application of the nonamortization provisions of the Statement would have increased the Company's reported diluted earnings per share by $.24 for that year.

FAS 143 In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. This statement will be adopted by the Company in 2003. The Company expects that this standard will not have a material impact on consolidated financial position, results of operations or cash flows.

FAS 144 In July 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Impairment or Disposal of Long-Lived Assets, which was effective for fiscal years beginning after December 15, 2001. The Company's long-lived assets are not currently impaired, therefore this standard did not impact the Company's consolidated financial position, results of operations or cash flows.

FAS 146 In June 2002 the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities. FAS 146 provides direction for accounting and disclosure regarding specific costs related to an exit or disposal activity. These include, but are not limited to, costs to terminate a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and certain termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement. The Company is required to adopt FAS 146 for any disposal activities initiated after December 31, 2002. The effect of adoption of FAS 146 is dependent on the timing of any future restructuring activities; however it is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

FAS 148 In December 2002 the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosures. The disclosure provisions of this statement have been adopted and are presented in the Stock-Based Compensation section above. The transition provisions of this statement relate to the method of adopting the fair value recognition provisions of FAS 123, Accounting for Stock-Based Compensation. The Company is considering adopting these fair value provisions in the future. Based on the current computation methodology (Black-Scholes model not adjusted for non-marketability) and the currently applicable underlying facts and assumptions (as outlined in Note 9), the impact of applying the Prospective Method of accounting for stock options as outlined in FAS 148 would be approximately $.02 per share in the initial year of adoption, increasing to $.10 per share by the fifth year.


FINANCIAL CONDITION
-------------------

Cash flow from operations is the Company's primary source of liquidity. The Company uses financial leverage to minimize the overall cost of capital and maintain adequate operating and financial flexibility. Management monitors leverage through its debt-to-capital ratio. Working capital management is monitored primarily by analysis of the Company's investment in accounts receivable and inventories.

LEVERAGE Primarily as a result of the steps the Company has taken to reduce inventory and total debt, the debt-to-capital ratio declined to 35.4% at February 1, 2003 compared to 42.3% at February 2, 2002.

WORKING CAPITAL The Company's working capital requirement for inventories and receivables is significantly influenced by sales patterns, which are highly seasonal. Inventory levels are highly dependent upon forecasted sales and order lead times. Receivable levels are a result of the timing of recent months' sales, customer payment terms, and collection experience.

The current ratio decreased to 2.7 to 1 at February 1, 2003 compared to 3.2 to 1 at February 2, 2002 as a result of the increase in accounts payable and accrued expenses, partially offset by the increase in cash.

Accounts receivable increased $7 (2%) at February 1, 2003 compared to the prior year as a result of the Gerber acquisition. Excluding Gerber, accounts receivable decreased $15 (5%) from the prior year. Days sales in accounts receivable at February 1, 2003 decreased to 54 days, compared to 59 days at February 2, 2002.

Inventory levels were flat at $363 at February 1, 2003 and at February 2, 2002. The Company's aggressive management of production commitments and inventory levels in response to market conditions was offset by the impact of the Gerber acquisition. Excluding Gerber, inventory decreased $46 (13%) from the prior year. Inventory days on hand decreased to approximately 62 days at February 1, 2003 compared to 69 days in the prior year.

INVESTING ACTIVITIES Capital spending was $15 for 2002, $19 for fiscal 2001, and $28 in 2000. Capital spending for the coming year is planned to be in the $28 range. The Company has also completed the acquisitions as described below. In addition to those described, the Company continually evaluates possible acquisition candidates as a part of its ongoing corporate development process. Various potential acquisition candidates are in different stages of this process.

Fiscal 2002. On June 25, 2002 the Company completed its acquisition of
-----------
Gerber Childrenswear, Inc., (Gerber) for approximately $18 in cash, net of cash acquired of $51, and 2.3 million shares of the Company's common stock valued at $68. This acquisition has been accounted for using the purchase method of accounting. Gerber's hosiery business is included in the Men's Sportswear Segment, and the children's apparel business is included in the Other Soft Goods Segment.

In connection with the purchase accounting for the Gerber acquisition, the Company is in the process of evaluating the tangible and intangible assets and liabilities acquired. At February 1, 2003, the Company's accounting for the Gerber acquisition was based on preliminary valuation information. In addition, the Company is in the process of evaluating all aspects of the Gerber operations including production facilities, sourcing programs, and product distribution processes. These evaluations may result in adjustments to the purchase accounting including the recorded amount of goodwill.

In April 2002 the Company entered into a transaction with Casual Male Retail Group, Inc. (NASDAQ: CMRG). Pursuant to this transaction the Company acquired an $11, 5% Subordinated Note and signed a seven-year Sourcing Agreement under which Kellwood will produce men's sportswear, activewear and furnishings for the nationwide chain of Casual Male stores.

Fiscal 2000. During fiscal 2000 the Company completed four acquisitions:
-----------
Dorby Frocks, Ltd., Romance du Jour, Academy Broadway, and Group B Clothing Company, including goodwill and other intangible assets of $61.0. The total purchase price included cash payments of $112.6 and the assumption of certain liabilities totaling $23.6. These transactions were accounted for using purchase accounting.

Subsequent event On February 3, 2003 the Company acquired substantially all
----------------
the assets of Briggs New York Corp. (Briggs) for approximately $128 in cash and .5 million shares of the Company's common stock valued at $12. This acquisition will be accounted for using the purchase method of accounting. Briggs is a designer and marketer of moderately priced women's apparel. Their results of operations will be included in the Women's Sportswear segment beginning in 2003.

In connection with the purchase accounting for the Briggs acquisition, the Company is in the process of evaluating the tangible and intangible assets and liabilities acquired. These evaluations will take place in 2003 and will impact the valuation of the acquired assets including the recorded amount of goodwill.

FINANCING ACTIVITIES. Long-term financings are arranged as necessary to meet the Company's anticipated capital requirements, with the timing, principal amount and terms depending on the prevailing securities markets generally and the market for the Company's debt in particular.

In December 2001 Standard & Poor's (S&P) lowered its ratings on the Company's long-term debt securities to "BBB-". In November 2002 S&P reaffirmed its BBB- rating with a "negative outlook". In March 2002 Moody's Investors Service lowered its rating on the Company's long-term debt securities to "Ba1" with a "stable outlook". Management does not expect these rating changes to have a significant impact on the Company's ability to meet its needs for funding of operations or future acquisitions.

On April 30, 2002 the Company executed a $240 3-year committed, unsecured bank credit facility with Bank of America as lead arranger and other participating banks (the "2002 Facility"). On January 31, 2003 this credit facility was increased to $280. The 2002 Facility can be used for borrowings and/or letters of credit. Borrowings under the 2002 Facility bear interest at a spread of approximately 1.75% over LIBOR. At February 1, 2003 there were no outstanding short-term loans under the facility. Letters of credit outstanding at that date were $99. In conjunction with the execution of the 2002 Facility, the Company cancelled the prior existing $350 bank credit facility. This credit facility had been scheduled to terminate on August 31, 2002.

In January 2000 the Company entered into an interest rate swap agreement with a bank to convert the interest rate on $150 of 7.875% debentures from fixed to variable. In connection with this transaction, the Company also entered into an option agreement, which entitled the bank to cancel this interest rate swap agreement on January 15, 2001. As consideration for these agreements the Company received a payment of $3.3 which was recorded as a deferred option premium at January 31, 2000. The cancellation option was exercised by the bank, and the swap was cancelled in January 2001. These agreements were marked to market during 2000 and thereby reduced interest expense for 2000 by $3.3.

Management believes that the operating, cash and equity position of the Company will continue to provide the capital flexibility necessary to fund future opportunities and to meet existing obligations.

DISCLOSURES CONCERNING "OFF-BALANCE SHEET" ARRANGEMENTS
A Singaporean manufacturing joint venture 50% owned by the Company has a $5.3 credit facility. The Company has guaranteed one half of the amount of any borrowing under this facility not otherwise paid when due by the joint venture. $.7 was outstanding under this facility at February 1, 2003.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

A summary of the Company's long-term obligations at February 1, 2003 is as follows:

                                                              Future payments due by period
                                                ---------------------------------------------------------
                                                Less than      1 - 3       4 - 5      After
                                                   1 year      Years       Years    5 years         Total
                                                ---------  ---------   ---------  ---------   -----------
Long-term debt..................................$      26  $       9   $       -  $     269   $       304
Capital lease obligations.......................        1          -           -          -             1
Operating lease obligations.....................       27         40          24          6            97
Minimum royalty obligations.....................       13         16           8          -            37
Deferred compensation...........................        -          -           -         16            16
Unfunded pension obligations:
      Defined benefit plans.....................        -          -           -         11            11
      Multiemployer plans' exit liability.......        -          -           -          6             6
                                                ---------  ---------   ---------  ---------   -----------

Total ..........................................$      67  $      65   $      32  $     308   $       472
                                                =========  =========   =========  =========   ===========

The timing of payment of the deferred compensation is based on the individual participants' payment elections and the timing of their retirement or termination. There are 120 participants in the deferred compensation plan. The timing of the pension funding obligations associated with the Company's frozen defined benefit pension plans and exit obligations under multiemployer pension plans as discussed in Note 8 is dependent on a number of factors including investment results and other factors that contribute to future pension expense.

The above summary does not include employment contracts or short-term obligations entered into by the Company in the ordinary course of business for purchase of product for resale or for purchase of raw materials to be used in the Company's manufacturing operations. These purchase obligations involve product to be received into inventory over the next one to six months, with the longer periods resulting from the lead times required when using certain foreign manufacturers and suppliers. Outstanding letters of credit of $99 at February 1, 2003 represent a portion of these future purchase obligations.


PENSION PLAN TERMINATION:
During 2000 the Company terminated the Kellwood Company Pension Plan. The terminated pension plan generated substantially all of the Net pension (credit), Prepaid pension cost, Projected benefit obligation, and Fair market value of plan assets for 2000 as set forth in Note 8 of the Consolidated Financial Statements. In connection with this termination, the Company amended the plan to freeze benefits under the plan effective August 31, 2000 and to fully vest all current participants. The Plan purchased annuity contracts to fund the benefits of all current retirees and terminated vested participants; and the Plan purchased annuities for or made distributions to all current participants, as directed by the participants. The Company obtained approval from the Internal Revenue Service of the tax aspects of the plan termination.

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

SHARE REPURCHASES:
In November 1999 the Board of Directors authorized the Company to repurchase up to ten percent of the outstanding shares of its Common Stock (up to approximately 2.8 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Pursuant to this authorization, from December 1999 to February 2000 the Company purchased 2.8 million shares at an average price of $17.35 per share.

In March 2000 the Board of Directors authorized the Company to repurchase up to ten percent of the outstanding shares of its Common Stock (up to approximately 2.5 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Pursuant to this authorization, during the period March - October 2000 the Company purchased 2.5 million shares at an average cost of $17.11 per share.

In September 2000 the Board of Directors authorized the Company to repurchase up to an additional ten percent of the outstanding shares of its Common Stock (up to approximately 2.27 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Any purchases pursuant to this authorization will be financed out of the Company's cash resources. As discussed in Note 7, certain debt covenants may limit purchases under this authorization. No purchases have been made pursuant to this authorization.


MARKET RISK SENSITIVITY AND INFLATION RISKS
-------------------------------------------

FOREIGN CURRENCY RISK. The Company does not believe that it has significant foreign currency transactional exposures. Almost all of the Company's sales are denominated in U.S. dollars. Most of the Company's purchases are in U.S. dollars, but certain of the Company's production costs in offshore facilities are incurred in local currencies including Hong Kong dollars or Chinese Yuan Renminbi. The impact of a ten percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the foreign currencies in which the Company does have transactional exposures would be immaterial.

INTEREST RATE RISK. Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At February 1, 2003, the Company's debt portfolio was composed of approximately 2% variable-rate debt and 98% fixed-rate debt. Kellwood's strategy regarding management of its exposure to interest rate fluctuations did not change significantly during 2002. Management does not expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed the coming year.

Various financial instruments issued by the Company are sensitive to changes in interest rates. Market interest rate changes would result in increases or decreases in the market value of the Company's fixed-rate debt. With respect to the Company's fixed-rate debt outstanding at February 1, 2003, a 10% increase in interest rates would have resulted in approximately a $13 decrease in the market value of Kellwood's fixed-rate debt; a 10% decrease in interest rates would have resulted in approximately a $14 increase in the market value of Kellwood's fixed-rate debt. With respect to the Company's variable-rate debt, a 10% change in interest rates would have had an immaterial impact on the Company's interest expense for 2002, as the Company had no significant borrowings at variable rates during 2002.

COMMODITY PRICE RISK. Kellwood is subject to commodity price risk arising from price fluctuations in the market prices of sourced garments and the various raw materials that comprise its manufactured products (synthetic fabrics, woolens, denim, cotton, etc.). The Company is subject to commodity price risk to the extent that any fluctuations in the market prices of its purchased garments and raw materials are not reflected by adjustments in selling prices of its products or if such adjustments significantly trail changes in these costs. Historically, there have been no significant risks due to commodity price fluctuations. Kellwood does not use derivative instruments in the management of these risks.

INFLATION RISK. Kellwood's inflation risks are managed by each business unit through selective price increases when possible, productivity improvements, and cost-containment measures. Management does not believe that inflation risk is material to the Company's business or its consolidated financial position, results of operations or cash flows.


CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS
-----------------------------------------------------------------

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

    o financial or operational difficulties encountered by customers or suppliers;

    o the economic impact of uncontrollable factors, such as terrorism and war;

    o disruptions to transportation systems or shipping lanes used by the Company or its suppliers;

    o continued satisfactory relationships with licensees and licensors of trademarks and brands;

    o   the impact of economic changes such as:
        o   the overall level of consumer spending for apparel,
        o   national and regional economic conditions,
        o   inflation or deflation,
        o changes in oil prices, including their impact on fabric prices and/or transportation costs;
        o   currency exchange fluctuations, and
        o   changes in interest rates and other capital market conditions;

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