Form 10-K, Exhibit 13
period 2005-01-29
KELLWOOD CO
filed 2005-03-16
CIK 55080

                                                                  Exhibit 13

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                          AND RESULTS OF OPERATIONS
                          -------------------------
                (Dollars in Millions, except per share data)


FINANCIAL REVIEW
----------------
The following discussion is a summary of the key factors management considers necessary in reviewing the Company's results of operations, liquidity, capital resources and operating segment results. The amounts and disclosures included in management's discussion and analysis of financial condition and results of operations, unless otherwise indicated, are presented on a continuing operations basis. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

The Company's internal reporting utilizes net earnings, earnings per share and gross profit excluding the facilities realignment costs discussed below. Management evaluates each of its business units using these measures in order to isolate the results of ongoing operations by excluding the charge which was infrequent and unusual. Therefore, throughout management's discussion and analysis of financial condition and results of operations, there will be a discussion of operating results both including and excluding the facilities realignment costs. The amounts that exclude the facilities realignment costs are non-GAAP measures and may not be comparable to measures used by other entities.

OPERATING RESULTS
-----------------
The apparel industry has experienced deflation for many years. As a result, the Company's sales growth has come from acquisitions and investment in new brands and initiatives. Earnings growth has come from increased sales and control over costs.

Sales for the year ended January 29, 2005 were $2,555.7, up $209.2 or 8.9% from $2,346.5 in 2003. Sales increases were primarily due to the acquisition of Phat Fashions, LLC and Phat Licensing, LLC (together referred to as Phat) on February 3, 2004 of $73.3 for the year and growth in the base business of $135.9 for the year largely as a result of key new brands and marketing initiatives put in place during the last nine months of 2003, which included the following new brands:

     o   Calvin Klein(R) for women's sportswear
     o   IZOD(R) for women's sportswear
     o   XOXO(R) for junior's sportswear and dresses
     o   Liz Claiborne(R) for women's dresses and suits
     o   Def Jam University(TM) for men's and women's sportswear

The increase in sales in 2004 from the above items of $170.9 and increased sales in the base business of $36.4 was partially offset by the planned elimination of certain brands and programs from the Company's broad and diversified portfolio due to volume levels, pricing and/or margins that are no longer acceptable. The planned elimination of certain brands and programs resulted in a decrease in sales of $71.4.

The Company's gross margin percentage increased to 21.4% in 2004 from 21.1% in 2003 due to the acquisition of Phat partially offset by decreases in the gross margin percent in the Women's Sportswear and Other Soft Goods segments. The decrease in the gross margin percent in the Women's Sportswear segment was due to a weak and highly promotional women's sportswear market, along with some fashion missteps and merchandising assortment issues. These factors resulted in providing a higher level of markdown assistance to the retailers, which negatively impacted the gross margin percent. In addition, there was a higher level of off-priced sales related to early Spring 2005 merchandise. The decrease in gross margin at the Other Soft Goods segment was due to sourcing and logistical execution difficulties resulting in additional markdowns and inventory reserves.

SG&A as a percent of sales increased to 15.8% in 2004 from 15.0% in 2003 due to the acquisition of Phat and additional spending on key new brands and marketing initiatives. Lower than anticipated sales associated with the new brands and marketing initiatives also had a negative impact on SG&A as a percent of sales.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


Many of these new brands were obtained through licensing agreements which commit the Company to certain minimum guaranteed royalty payments during the term of the license. The investments made in these key new brands and marketing initiatives are expected to more favorably impact net earnings in 2005 due to the expected growth in sales, improvement in the women's sportswear market and reduction in markdown assistance for the retailers.

The Company continues to have an active acquisition program with the acquisition of Phat Fashions, LLC and Phat Licensing, LLC in early 2004 being the latest business to join Kellwood's portfolio of brands and businesses. Phat is part of the Men's Sportswear segment. The Company exercised an option to buyout the license for Phat Farm(R) from the menswear licensee in February 2004, which is also part of the Men's Sportswear segment.

DISCONTINUED OPERATIONS. On October 30, 2003 the Company finalized an agreement to sell their Hosiery operations. As such, the operations of the Hosiery business are accounted for as discontinued operations. The sale of the entire Hosiery operations closed in November 2003. Prior to being classified as discontinued, the Hosiery operations were included in the Men's Sportswear segment. See financial statement Note 3.

During the fourth quarter of 2003, the Company decided to discontinue their True Beauty by Emme(R) (True Beauty) operations. This included the termination of the related license agreement. As such, the operations of True Beauty ceased in the fourth quarter of 2003 and have been accounted for as discontinued operations. Prior to being classified as discontinued, True Beauty was included in the Women's Sportswear segment. See financial statement Note 3.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


FISCAL 2004 VS. 2003
--------------------
Summarized comparative financial data for fiscal 2004 and 2003 are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

                                              Amounts                 % change          % of Sales
                                         2004          2003            03-04         2004         2003
                                    -------------  -------------  --------------  -----------  ----------
Net sales                           $     2,555.7  $     2,346.5          8.9%       100.0%       100.0%
Cost of products sold                     2,007.7        1,851.6          8.4%        78.6%        78.9%
                                    -------------  -------------  ------------    ---------    ---------
Gross profit                                548.0          494.9         10.7%        21.4%        21.1%
SG&A                                        404.2          352.7         14.6%        15.8%        15.0%
                                    -------------  -------------  ------------    ---------    ---------
Operating earnings before
   amortization (1)                         143.8          142.3          1.1%         5.6%         6.1%
Amortization of intangibles                  13.4            9.5         40.9%         0.5%         0.4%
                                    -------------  -------------  ------------    ---------    ---------
Operating earnings                          130.3          132.7         (1.8%)        5.1%         5.7%
Interest expense, net                        25.9           24.7          4.8%         1.0%         1.1%
Other (income) & expense, net                (2.1)          (2.4)       (11.9%)       (0.1%)       (0.1%)
                                    -------------  -------------  ------------    ---------    ---------
Earnings before taxes                       106.6          110.5         (3.5%)        4.2%         4.7%
Income taxes                                 36.5           37.8         (3.5%)        1.4%         1.6%
                                    -------------  -------------  ------------    ---------    ---------
Net earnings from
   continuing operations            $        70.1  $        72.6         (3.5%)        2.7%         3.1%
                                    =============  =============  ============    =========    =========
Effective tax rate                          34.3%          34.3%
                                    =============  =============

(1) Operating earnings before amortization is a non-GAAP measure that differs from operating earnings in that it excludes the amortization of intangibles. Operating earnings before amortization should not be considered as an alternative to operating earnings. Operating earnings before amortization is the primary measure used by management to evaluate the Company's performance as well as the performance of the Company's business units and segments. Management believes the comparison of operating earnings before amortization between periods is useful in showing the interaction of changes in gross profit and SG&A without inclusion of the amortization of intangibles, the change in which is explained elsewhere. The subtotal of operating earnings before amortization may not be comparable to any similarly titled measure used by another company.

SALES for 2004 were $2,555.7, increasing $209.2 or 8.9% versus last year. The increase in sales was due to the acquisition of Phat on February 3, 2004 ($73.3), sales of key new brands and marketing initiatives of $170.9 and increased sales in the base business of $36.4 partially offset by discontinued brands and programs. The discontinued brands and programs resulted in a decrease of sales of $71.4. The provision for discounts, returns and allowances, which is accounted for as a reduction of sales, increased $19.9 in 2004 due to the highly promotional women's sportswear market along with some fashion missteps and merchandising assortment issues. There was also a larger proportion of sales to customers who receive higher allowances, and the acquisition of Phat occurred at the beginning of 2004. These factors resulted in providing a higher level of allowances to the retailers.

GROSS PROFIT for 2004 was $548.0 or 21.4% of sales increasing $53.1 or 0.3% of sales versus $494.9 or 21.1% of sales reported in 2003. The improvement in the Company's gross margin rate in 2004 resulted from the acquisition of Phat partially offset by decreases in the gross margin percent in the Women's Sportswear and Other Soft Goods segments. The decrease in the gross margin percent in the Women's Sportswear segment was due to the increased provision for discounts, returns and allowances as discussed in the previous paragraph, as well as a higher level of off-priced sales related to early Spring 2005 merchandise. The decrease in gross margin at the Other Soft Goods segment was due to sourcing and logistical execution difficulties resulting in additional markdowns and inventory reserves.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A) increased $51.5 or 14.6% to $404.2 in 2004 compared to $352.7 in 2003. Approximately one half of the increase is due to the acquisition of Phat. The remaining increase is due to increased spending related to key new brands and marketing initiatives partially offset by decreases in SG&A related to the base business.

AMORTIZATION of intangible assets for 2004 increased to $13.4 from $9.5 in 2003 as a result of the amortization of identified intangible assets related to Phat. Identified intangible assets are amortized over their estimated economic useful lives.

INTEREST EXPENSE, NET increased $1.2 from 2003 primarily due to the issuance of the convertible debentures during the second quarter of 2004.

INCOME TAXES. The Company's effective tax rate for 2004 was 34.3%. This rate is consistent with the full-year 2003 effective tax rate. The effective tax rate was less than the U.S. statutory rate due to lower tax rates on undistributed foreign earnings considered to be permanently reinvested abroad.

WEIGHTED AVERAGE DILUTED SHARES outstanding increased due to option exercises throughout the year.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


FISCAL 2003 VS. 2002
--------------------
Summarized comparative financial data for fiscal 2003 and 2002 are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

                                               Amounts                % change           % of Sales
                                         2003           2002            02-03        2003        2002
                                    -------------  -------------  --------------  ---------    ---------
Net sales                           $     2,346.5  $     2,166.6          8.3%       100.0%       100.0%
Cost of products sold                     1,851.6        1,733.6          6.8%        78.9%        80.0%
                                    -------------  -------------  ------------    ---------    ---------
Gross profit                                494.9          433.0         14.3%        21.1%        20.0%
SG&A                                        352.7          325.1          8.5%        15.0%        15.0%
                                    -------------  -------------  ------------    ---------    ---------
Operating earnings before
   amortization and
   realignment costs (1)                    142.3          107.9         31.8%         6.1%         5.0%
Amortization of intangibles                   9.5            5.8         65.1%         0.4%         0.3%
Facilities realignment                          -           12.1           NM          0.0%         0.6%
                                    -------------  -------------  ------------    ---------    ---------
Operating earnings                          132.7           90.1         47.4%         5.7%         4.2%
Interest expense, net                        24.7           25.8         (4.2%)        1.1%         1.2%
Other (income) & expense, net                (2.4)           1.4           NM         (0.1%)        0.1%
                                    -------------  -------------  ------------    ---------    ---------
Earnings before taxes                       110.5           62.9         75.7%         4.7%         2.9%
Income taxes                                 37.8           21.6         75.2%         1.6%         1.0%
                                    -------------  -------------  ------------    ---------    ---------
Net earnings from
   continuing operations            $        72.6  $        41.3         76.0%         3.1%         1.9%
                                    =============  =============  ============    =========    =========
Effective tax rate                          34.3%          34.3%
                                    =============  =============

NM - Not meaningful

(1) Operating earnings before amortization and realignment costs is a non-GAAP measure that differs from operating earnings in that it excludes realignment costs and amortization of intangibles. Operating earnings before amortization and realignment costs should not be considered as an alternative to operating earnings. Operating earnings before amortization and realignment costs is the primary measure used by management to evaluate the Company's performance as well as the performance of the Company's business units and segments. Management believes the comparison of operating earnings before amortization and realignment costs between periods is useful in showing the interaction of changes in gross profit and SG&A without inclusion of the facilities realignment charges and amortization of intangibles, the changes in which are explained elsewhere. The subtotal of operating earnings before amortization and realignment costs may not be comparable to any similarly titled measure used by another company.

SALES for 2003 were $2,346.5, increasing $179.9 or 8.3% versus last year. The increase in sales was primarily driven by the acquisitions of Gerber on June 25, 2002 and Briggs on February 4, 2003 (together approximately $247.6) and increased sales in the Men's Sportswear segment, partially offset by discontinued brands and programs and sales declines to existing customers in the Women's Sportswear and Other Soft Goods segments. The provision for discounts, returns and allowances, which is accounted for as a reduction of sales, increased to $149.9 in 2003 from $116.5 in 2002 due to activity associated with the acquisition of Briggs at the beginning of 2003 and Gerber in June 2002, a larger proportion of the Company's 2003 sales being to customers who receive higher allowances and a larger proportion of the Company's 2003 sales being branded merchandise. The level of allowances for branded merchandise is higher than for the private label sales they displaced.

GROSS PROFIT for 2003 was $494.9 or 21.1% of sales increasing $61.9 or 1.1% of sales versus $433.0 or 20.0% of sales reported in 2002. Included in gross profit for 2002 is $2.9 in facilities realignment costs. Excluding facilities realignment costs, gross profit for 2003 increased $59.0 or 1.0% of sales. The improvement in the Company's gross margin rate in 2003 resulted from cost reductions due to reductions in sales of lower-margin business, expansion of sourcing through the Company's newly established trading company, having less surplus and obsolete inventory, and efficiencies resulting from more effective utilization of distribution facilities.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A) increased $27.6 or 8.5% to $352.7 in 2003 compared to $325.1 in 2002. Approximately 70% of the increase is due to the acquisitions of Briggs and Gerber. The remaining increase is due to increased spending related to key new brands and marketing initiatives partially offset by decreases in SG&A related to the base business.

AMORTIZATION of intangible assets for 2003 increased to $9.5 from $5.8 in 2002 as a result of the amortization of identified intangible assets related to Briggs and Gerber. Identified intangible assets are amortized over their estimated economic useful lives.

INTEREST EXPENSE, NET decreased $1.1 from 2002 primarily due to a combination of lower average debt balances and lower rates.

OTHER INCOME AND EXPENSE, NET changed $3.8 to ($2.4) in 2003 from $1.4 in 2002. The increase is primarily due to a $3.0 gain resulting from the acquisition breakup fee related to Kasper A.S.L., Limited (Kasper).

INCOME TAXES. The Company's effective tax rate for 2003 was 34.3%. This rate is consistent with the full-year 2002 effective tax rate. The effective tax rate was less than the U.S. statutory rate due to lower tax rates on undistributed foreign earnings considered to be permanently reinvested abroad.

WEIGHTED AVERAGE DILUTED SHARES outstanding increased due to the shares issued in conjunction with the acquisitions of Gerber and Briggs as well as the increased price of Kellwood common stock, which drove higher option exercises and increased the dilution from unexercised options.

FACILITIES REALIGNMENT COSTS. In 2002 the Company decided to implement realignment actions, including the closing of certain domestic warehousing and Latin American production facilities and the discontinuance of a licensing agreement. The realignments include the closing of five warehouse operations and six manufacturing facilities and were anticipated to result in a reduction of employment by approximately 1,900, primarily production and warehousing personnel. These actions impacted fiscal 2002 earnings by $15.0 before tax (approximately $9.7 after tax, or $0.39 per share). These costs included $2.9 ($0.7 for Women's Sportswear, $0.3 for Men's Sportswear and $1.9 for Other Soft Goods) recorded in cost of products sold and $12.1 ($5.9 for Women's Sportswear, $1.5 for Men's Sportswear and $4.7 for Other Soft Goods) recorded as a provision for realignment.

Through January 29, 2005 these realignment actions resulted in the Company closing five warehouse operations and four manufacturing facilities, reducing employment and terminating a license agreement. These costs related to these actions include employee severance, vacant facilities costs, and other cash realignment costs including minimum royalties and customer markdowns on a discontinued license agreement. The Company completed the realignment actions during the second quarter of 2004. See financial statement Note 4.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


SEGMENT RESULTS:
----------------
The Company and its subsidiaries are principally engaged in the apparel and related soft goods industry. The Company's business units are aggregated into the following reportable segments:

     o   Women's Sportswear,
     o   Men's Sportswear,
     o   Other Soft Goods, and
     o   General Corporate.

Sales and segment earnings by segment for fiscal 2004, 2003 and 2002 were as follows (amounts are presented based on actual data, therefore columns may not add due to rounding):

                                                    Amounts                                  % change
                                    -----------------------------------------       ---------------------------
                                         2004          2003           2002            '03-'04        '02-'03
                                    -------------  -----------    -----------       ------------   ------------
   Net sales
   ---------
   Women's Sportswear               $     1,495.2  $   1,406.3    $   1,313.4               6.3%           7.1%
   Men's Sportswear                         639.0        495.2          395.5              29.0%          25.2%
   Other Soft Goods                         421.5        445.0          457.7              (5.3%)         (2.8%)
                                    -------------  -----------    -----------       ------------   ------------
   Kellwood total                   $     2,555.7  $   2,346.5    $   2,166.6               8.9%           8.3%
                                    =============  ===========    ===========       ============   ============

   Segment earnings
   ----------------
   Women's Sportswear               $       106.0  $     112.5    $     101.8              (5.8%)         10.6%
   Men's Sportswear                          62.9         46.3           36.2              35.7%          28.0%
   Other Soft Goods                          20.9         26.8           16.0             (22.1%)         67.6%
   General Corporate                        (45.9)       (43.4)         (46.0)              5.8%          (5.8%)
                                    -------------  -----------    -----------       ------------   ------------
   Total segment earnings           $       143.8  $     142.3    $     107.9               1.1%          31.8%
                                    =============  ===========    ===========       ============   ============

   Segment earnings margins
   ------------------------
   Women's Sportswear                        7.1%         8.0%           7.7%
   Men's Sportswear                          9.8%         9.4%           9.2%
   Other Soft Goods                          4.9%         6.0%           3.5%
   General Corporate                          NM           NM             NM
                                    -------------  -----------     ----------
   Total segment earnings                    5.6%         6.1%           5.0%
                                    =============  ===========     ==========

NM - Not meaningful

WOMEN'S SPORTSWEAR. Sales of Women's Sportswear increased $88.9 (6.3%) in 2004 to $1,495.2. The sales increase was primarily due to additional sales of $162.5 from key new brands and marketing initiatives launched in 2003 including Calvin Klein(R), IZOD(R), XOXO(R) and Lucy Pereda(TM) sportswear and Liz Claiborne(R) dresses and suits. This increase was partially offset by the planned elimination of certain low margin business and a decline in the base business (primarily the dress category).

Women's Sportswear segment earnings for 2004 were $106.0 or 7.1% of net sales, down $6.5 or 5.8% from last year. The primary reasons for the decrease in segment earnings during 2004 were increased markdowns and an increase in SG&A expense as a result of spending on key new brands and marketing initiatives.

Sales of Women's Sportswear increased $92.9 or 7.1% in 2003 to $1,406.3. The sales increase was primarily due to the acquisition of Briggs (which had sales of $194.0 for 2003), sales from new brands launched earlier in the year and growth from the core popular-to-moderately priced brands, partially offset by sales decreases in low margin private label merchandise and better to bridge brands sold to specialty and department stores.

Women's Sportswear segment earnings for 2003 were $112.5 or 8.0% of net sales, up $10.7 from last year and improved as a percent of sales by 0.3%. The primary reason for the increase in segment earnings during 2003 was the acquisition of Briggs, partially offset by decreased earnings in the other Women's Sportswear business units. The decrease in the other Women's Sportswear business units was due to lower sales volume and increased costs for new brands and initiatives.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


MEN'S SPORTSWEAR. Sales of Men's Sportswear increased $143.8 or 29.0% in 2004 to $639.0. The acquisition of Phat provided $73.3 of sales for 2004 and increases in both the branded and private label business sales, including sales from the key new brands and marketing initiatives, were $70.5 for 2004.

Segment earnings for 2004 were $62.9, up $16.6 from last year. The improvement in earnings came from higher sales volume and the acquisition of Phat ($8.1 for 2004) partially offset by increased SG&A spending attendant with the growth in the base business.

Sales of Men's Sportswear increased $99.7 or 25.2% in 2003 to $495.2. The increase in sales for 2003 was due to several new brands and marketing initiatives, including Claiborne(R) and Dockers(R) dress shirts, Def Jam University(TM) and Run Athletics(TM) activewear, and increased sales in the private label bottoms business.

Segment earnings for 2003 were $46.3, up $10.1 from last year. The improvement in earnings came from higher sales volume and gross margin improvement resulting from better utilization of manufacturing capacity and improved plant efficiency.

OTHER SOFT GOODS. Sales of Other Soft Goods decreased $23.5 or 5.3% in 2004 to $421.5 primarily due to a decrease in Intimate Apparel resulting from a lack of newness and fashion in the product offerings, sourcing and logistical execution difficulties and our customers doing more direct sourcing.

Segment earnings for 2004 were $20.9 down $5.9 from last year. The decrease in segment earnings was primarily due to the difficulties at Intimate Apparel as described above partially offset by an increase in gross margin percentage resulting from fixed cost absorption and the closing of one distribution center at Gerber and improvement in bad debt expense.

Sales of Other Soft Goods decreased $12.7 or 2.8% in 2003 to $445.0 primarily due to sales declines at Intimate Apparel and American Recreation Products related to weak customer demand and softness in the camping industry partially offset by the Gerber acquisition.

Segment earnings for 2003, including the facilities realignment costs, were $26.8 up $10.8 from last year. Excluding Gerber, segment earnings were $12.5, up $7.8 from the prior year. The Company planned for a challenging year in 2003 and took action to improve gross margins and lower SG&A spending as well as improve working capital management and return on capital. As a result of facility consolidations and moving the majority of sourcing to contractors in the Far East, margins have improved, SG&A spending has been reduced, and segment earnings have increased. In addition, facility realignment costs of $1.9 included in 2002 segment earnings did not recur in 2003.

GENERAL CORPORATE. General corporate expenses increased $2.5 to $45.9 in 2004 from $43.4 in 2003 primarily as a result of increases in repair and maintenance, depreciation and various other corporate expenses.

General corporate expenses decreased $2.6 to $43.4 in 2003 from $46.0 in 2002 primarily as a result of the negative impact on cost of sales in 2002 related to a purchase accounting write-up of inventory to fair value for the acquisition of Gerber and decreased bad debt expense.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)
                --------------------------------------------

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
------------------------------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results will differ from those estimates and assumptions and the differences may be material. Significant accounting policies, estimates and judgments which management believes are the most critical to aid in fully understanding and evaluating the reported financial results are discussed below.

ACCOUNTS RECEIVABLE - RESERVES FOR ALLOWANCES
---------------------------------------------
Accounts receivable are recorded net of allowances for bad debts as well as existing and expected future chargebacks from customers. It is the nature of the apparel and soft goods industry that suppliers like the Company face significant pressure from customers in the retail industry to provide allowances to compensate for customer margin shortfalls. This pressure often takes the form of customers requiring the Company to provide price concessions on prior shipments as a prerequisite for obtaining future orders. Pressure for these concessions is largely determined by overall retail sales performance and, more specifically, the performance of the Company's products at retail. To the extent the Company's customers have more of the Company's goods on hand at the end of the season, there will be greater pressure for the Company to grant markdown concessions on prior shipments. The Company's accounts receivable balances are reported net of expected allowances for these matters based on the historical level of concessions required and the Company's estimates of the level of markdowns and allowances that will be required in the coming season in order to collect the receivables. The Company evaluates the allowance balances on a continuing basis and adjusts them as necessary to reflect changes in anticipated allowance activity.

ACCOUNTS RECEIVABLE - ALLOWANCE FOR DOUBTFUL ACCOUNTS
-----------------------------------------------------
The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from customers that are unable to meet their financial obligations. Estimation of the allowance for doubtful accounts by the Company involves consideration of the financial condition of specific customers as well as general estimates of future collectibility based on historical experience and expected future trends. The estimation of these factors involves significant judgment. In addition, actual collection experience, and thus bad debt expense, can be significantly impacted by the financial difficulties of as few as one customer.

INVENTORY VALUATION
-------------------
Inventories are recorded at cost. Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost. The Company's products can be classified into two types: replenishment and non-replenishment. Replenishment items are those basics (bras, dress shirts, infant apparel, etc.) that are not highly seasonal or dependent on fashion trends. The same products are sold by retailers 12 months a year, and styles evolve slowly. Retailers generally replenish their stocks of these items as they are sold. Only a relatively small portion of the Company's business involves replenishment items.

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

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


MARKET VALUE ASSESSMENTS OF GOODWILL AND INTANGIBLE ASSETS - TIMING AND
-----------------------------------------------------------------------
AMOUNT OF FUTURE IMPAIRMENT CHARGES
-----------------------------------
Before the implementation of SFAS No. 142, the values of goodwill and intangible assets were written off over the period expected to be benefited through regular amortization charges. Under SFAS No. 142, goodwill and indefinite-lived intangible assets will no longer be written off through periodic charges to the income statement over the defined period. Future impairment charges may be required if the value of the reporting unit becomes less than its book value. The determination of the fair value of the reporting units is highly subjective, as it is determined largely by projections of future profitability and cash flows. This evaluation utilizes discounted cash flow analysis and analyses of historical and forecasted operating results of the Company's reporting units. The fair value of the reporting unit as a whole is compared to the book value of the reporting unit (including goodwill). If a deficiency exists, impairment will be calculated. Impairment is measured as the difference between the fair value of the goodwill and its carrying amount. The fair value of goodwill is the difference between the fair value of the reporting unit as a whole and the fair value of the reporting unit's individual assets and liabilities. The annual impairment testing is performed in the fourth quarter, and additional testing would be necessary if a triggering event were to occur in an interim period.

Identifiable intangible assets include trademarks, customer base and license agreements, which are being amortized over their useful lives ranging from 2 to 20 years (weighted average life of 19 years). Impairment testing of these would occur if and when a triggering event occurs.

NEW ACCOUNTING PRONOUNCEMENTS
-----------------------------
In October 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act contains a provision that allows a one-time 85% dividends received deduction on the repatriation of cash invested outside the U.S. above a defined base. The Company is evaluating this provision of the Act and analyzing the provisions as they apply to the Company. Until these items are analyzed and the Company develops a defined plan for the use of the funds, it is not possible to determine the amount of dividends the Company will repatriate to the U.S. or the impact on income taxes or the Company's effective tax rate.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment. This statement is effective for all interim and annual reporting periods beginning after June 15, 2005. SFAS 123R sets accounting requirements for "share-based" compensation to employees, requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. The Company is currently evaluating the impact that this statement will have on the results of operations. The Company plans to adopt this statement under the modified prospective transition method, which will require the recording of stock option expense in the statement of earnings beginning on July 31, 2005, the first day of the third quarter of 2005. The Company believes the adoption of this statement will result in stock option expense of approximately $3.0 in the second half of 2005. The Company currently accounts for stock-based compensation under Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations, and has adopted the disclosure-only provisions of SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (see financial statement Note 1).

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


FINANCIAL CONDITION
-------------------
Cash flow from operations is the Company's primary source of funds to finance operating needs, capital expenditures, debt service and acquisitions. The Company uses financial leverage to minimize the overall cost of capital and maintain adequate operating and financial flexibility. Management monitors leverage through its debt-to-capital ratio (defined as total debt divided by the sum of total debt and total shareowners' equity, or total capital). As of January 29, 2005, the Company's debt-to-capital ratio was 39.5%, up 9.6% from January 31, 2004 due to the privately placed convertible debt discussed below.

NET CASH PROVIDED BY OPERATING ACTIVITIES was $61.1 for 2004 compared to $151.6 for 2003. This $90.5 decrease was primarily due to the change in working capital discussed below.

Working Capital
Working capital management is monitored primarily by analysis of the Company's investment in accounts receivable and inventories and by the amount of accounts payable and accrued expenses. The Company's working capital is significantly influenced by sales patterns, which are highly seasonal. Inventories, accounts payable and accrued expenses are highly dependent upon sales levels and order lead times. Receivable levels are dependent upon recent months' sales and customer payment experience.

The year-to-year changes in the major components of working capital are discussed below:

     o Accounts receivable increased $60.2 to $381.7 at January 29, 2005 from $321.5 at January 31, 2004 due to the acquisition of Phat ($11.8) and increased sales.

     o Inventories increased $15.7 to $331.6 at January 29, 2005 from $315.9 at January 31, 2004. Days supply now stands at 58.8 days compared to 53.3 days at January 31, 2004. The increase in inventory levels relates primarily to the acquisition of Phat and the increase in inventory days supply primarily due to early receipts of inventory in anticipation of January port and customs congestion.

     o Accounts payable and accrued expenses increased $10.0 to $310.0 at January 29, 2005 from $300.0 at January 31, 2004 as a result of timing of inventory receipts and related payments.

NET CASH USED IN INVESTING ACTIVITIES increased to $169.7 for 2004 from $148.5 for 2003. The net cash used in investing activities primarily relates to acquisitions as discussed below. In addition to those described, the Company continually evaluates possible acquisition candidates as a part of its ongoing corporate development process. Various potential acquisition candidates are in different stages of this process. Capital expenditures were $27.4 for 2004, $21.8 for 2003 and $14.5 for 2002.

FISCAL 2004. On February 3, 2004 the Company completed the acquisition of Phat Fashions, LLC and Phat Licensing, LLC (together referred to as Phat). Phat is a licensor of apparel for men, women and children, athletic shoes and accessories through the Phat Farm(R) and Baby Phat(R) brands. Phat is part of the Men's Sportswear segment. The acquisition of Phat adds important labels to Kellwood's portfolio of brands.

The purchase price (including acquisition costs) for Phat was $141.9 in cash. Included in this amount was the exercise price for Phat's option to buyout the license from the menswear licensee for $25.0, which the Company exercised in February 2004. Additional cash purchase consideration will be due if Phat achieves certain specified financial performance targets for 2004 through 2010. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual royalty revenue through 2010. A minimum level of royalty revenue must be earned in order for this additional consideration to be paid. There is no maximum amount of incremental purchase price. The additional consideration to be paid with respect to 2004 is estimated at $3.3, which resulted in an increase to goodwill and accrued expenses in the fourth quarter.

The Phat acquisition was accounted for under the purchase method of accounting. Accordingly, the results of Phat have been included in the consolidated financial statements from the acquisition date.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


FISCAL 2003. On February 4, 2003 the Company completed the acquisition of substantially all the assets of Briggs New York Corp. (Briggs). This acquisition was accounted for using the purchase method of accounting. Briggs is a designer and marketer of moderately priced women's apparel. The results of operations have been included in the Women's Sportswear segment beginning in 2003.

The purchase price (including acquisition costs) for Briggs was $133.8 in cash and 0.5 million shares of Kellwood common stock valued at $11.9. Additional cash purchase consideration will be due if Briggs achieves certain specified financial performance targets through 2006. Such consideration, if earned, would be accounted for as goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual operating results. A minimum level of performance must be reached in order for this additional consideration to be paid. At this minimum level of performance, additional consideration of $2.0 would be paid for each of the four years after the acquisition (fiscal 2003 through fiscal
2006). The amount of consideration increases with increased levels of earnings. There is no maximum amount of incremental purchase price. The amount of consideration paid to Briggs based on their 2003 performance was $8.2 and was paid in the first quarter of 2004. The additional consideration to be paid with respect to 2004 is esimated at $8.2, which resulted in an increase to goodwill and accrued expenses in the fourth quarter of 2004.

FISCAL 2002. On June 25, 2002 the Company completed its acquisition of Gerber Childrenswear, Inc. (Gerber) for approximately $18.2 in cash, net of cash acquired of $50.9, and 2.3 million shares of the Company's common stock valued at $68.2. This acquisition has been accounted for using the purchase method of accounting. The Hosiery operations of Gerber are included in discontinued operations (see financial statement Note 3), and the children's apparel business is included in the Other Soft Goods Segment. See financial statement Note 2 for more detail.

In April 2002 the Company entered into a transaction with Casual Male Retail Group, Inc. (NASDAQ: CMRG). Pursuant to this transaction the Company acquired an $11.0, 5% Subordinated Note and signed a seven-year Sourcing Agreement under which Kellwood will produce men's sportswear, activewear and furnishings for the nationwide chain of Casual Male stores. The payment terms require periodic principal and interest payments through April 2007 at which time the note expires. During 2004, the Company collected $2.1.

NET CASH PROVIDED BY FINANCING ACTIVITIES increased to $190.8 for 2004 from ($34.2) for 2003. The $225.0 increase was primarily due to proceeds from the Company's issuance of $200 in convertible debentures.

During the second quarter of 2004, the Company privately placed $200 of 3.50% Convertible Senior Debentures. The debentures will mature on June 15, 2034, unless earlier converted, redeemed or repurchased by the Company. The Company intends to use the proceeds from the offering for general corporate purposes, which may include future acquisitions (see financial statement
Note 6).

On October 20, 2004, the Company executed a $400 five-year unsecured, syndicated credit facility (the New Credit Agreement). The New Credit Agreement can be used for borrowings and/or letters of credit. Borrowings under the New Credit Agreement bear interest at LIBOR plus a spread ranging from .60% to 1.25% with such spread depending on the Company's leverage ratio. The New Credit Agreement replaces the Company's previous agreement, dated April 30, 2002, that was set to expire in May 2005 (see financial statement Note 6).

At January 29, 2005, there were no borrowings outstanding under this facility. Letters of credit outstanding under the agreement were $59.8. In addition to this facility, the Company has $1.5 in outstanding letters of credit used by its foreign subsidiaries.

The Company's credit rating by Standard & Poor's is BBB- rating with a "stable outlook". The Company's credit rating by Moody's for long-term debt is "Ba1" with a "stable outlook".

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


As a result of the above, the Company's cash and cash equivalents increased to $261.4 at January 29, 2005. This increase was due to the proceeds from the convertible debt and positive cash flow from operations partially offset by the acquisition of Phat on February 3, 2004.

Management believes that the operating, cash and equity position of the Company will continue to provide the capital flexibility necessary to fund future opportunities and to meet existing obligations.

DISCLOSURES CONCERNING "OFF-BALANCE SHEET" ARRANGEMENTS. A Singaporean manufacturing joint venture 50% owned by the Company has a $5.3 credit facility. The Company has guaranteed one half of the amount of any borrowing under this facility not otherwise paid when due by the joint venture. $2.7 was outstanding under this facility at January 29, 2005.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
A summary of the Company's long-term obligations at January 29, 2005 is as follows:

                                                        Future payments due by period
                                                        -----------------------------
                                        Less than      1 - 3         4 - 5       After
                                          1 year       Years         Years      5 years       Total
                                        ---------    ---------    ---------     --------     --------
Long-term debt - principal              $       -    $       -    $     140     $    330     $    470
Long-term debt - interest                      28           56           50          249          383
Operating lease obligations                    30           50           24           11          115
Minimum royalty/
    advertising obligations                    28           59           20            -          107
Purchase orders/commitments                   342            -            -            -          342
Contingent purchase price - Briggs (1)          8            -            -            -            8
Contingent purchase price - Phat (2)            3            -            -            -            3
Deferred compensation (3)                       1            2            2           14           19
Unfunded pension obligations (4):
  Defined benefit plans                         1            2            2            5           10
  Multiemployer plans' exit liability           1            1            1            2            5
                                        ---------    ---------    ---------     --------     --------

Total                                   $     442    $     170    $     239     $    611     $  1,462
                                        =========    =========    =========     ========     ========

(1) Additional cash purchase consideration will be due if Briggs achieves certain specified financial performance targets through 2006. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to operating results. A minimum level of performance must be reached in order for this additional consideration to be paid. At this minimum level of performance, additional consideration of $2.0 would be paid for each year through 2006. The amount of consideration increases with increased levels of earnings. There is no maximum amount of incremental purchase price. The table includes the estimated obligation based on actual 2004 performance only.

(2) Additional cash purchase consideration will be due if Phat achieves certain specified financial performance targets for 2004 through 2010. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual royalty revenue through 2010. A minimum level of royalty revenue must be earned in order for this additional consideration to be paid. There is no maximum amount of incremental purchase price. The table includes the estimated obligation based on actual 2004 performance only.

(3) The timing of payment of the deferred compensation is based on the individual participants' payment elections and the timing of their retirement or termination. There are 127 participants in the deferred compensation plan.

(4) The timing of the pension funding obligations associated with the Company's frozen defined benefit pension plans and exit obligations under multiemployer pension plans as discussed in financial statement Note 8 is dependent on a number of factors including investment results and other factors that contribute to future pension expense.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


SHARE REPURCHASES:
In September 2000 the Board of Directors authorized the Company to repurchase up to an additional ten percent of the outstanding shares of its Common Stock (up to approximately 2.27 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Any purchases pursuant to this authorization will be financed out of the Company's cash resources. As discussed in financial statement Note 6, certain debt covenants may limit purchases under this authorization. No purchases have been made pursuant to this authorization nor are any planned at this point in time.

MARKET RISK SENSITIVITY AND INFLATION RISKS
-------------------------------------------
FOREIGN CURRENCY RISK. The Company does not believe that it has significant foreign currency transactional exposures. Almost all of the Company's sales are denominated in U.S. dollars. Most of the Company's purchases are denominated in U.S. dollars. A significant amount of the Company's underlying sourcing and production costs would be impacted by changes in local currencies. Sourcing is not concentrated in any one foreign country. The largest single country is approximately twenty percent with all other countries representing less than 10% each. The impact of a ten percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the foreign currencies in which the Company does have transactional exposures would be immaterial. In addition, there are discussions about strengthening the Chinese Renminbi against the U.S. dollar. If this were to occur and subject to the extent of the revaluation, the Company does not believe it will have a material impact on the financial position or results of operations. These foreign currency risks are similar to those experienced by the Company's competitors.

INTEREST RATE RISK. Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short-term and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At January 29, 2005, the Company's debt portfolio was composed of 100% fixed-rate debt. Kellwood's strategy regarding management of its exposure to interest rate fluctuations did not change significantly during 2004. Management does not expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed the coming year.

Various financial instruments issued by the Company are sensitive to changes in interest rates. Market interest rate changes would result in increases or decreases in the market value of the Company's fixed-rate debt. With respect to the Company's fixed-rate debt outstanding at January 29, 2005, a 10% increase in interest rates would have resulted in approximately a $23.0 decrease in the market value of Kellwood's fixed-rate debt; a 10% decrease in interest rates would have resulted in approximately a $24.5 increase in the market value of Kellwood's fixed-rate debt.

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

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)

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

     o the economic effects of the uncertainty through early 2005 caused by the elimination of Chinese import quotas and the uncertainty as to the effect of safeguards, if any, put in place on Chinese imports into the U.S.

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

     o ability to generate sufficient sales and profitability related to licensing agreements that contain significant minimum royalty payments;

     o   the impact of economic changes such as:
         -     the overall level of consumer spending for apparel,
         -     national and regional economic conditions,
         -     inflation or deflation,
         - changes in oil prices, including their impact on fabric prices and/or transportation costs;
         -     currency exchange fluctuations, and
         -     changes in interest rates and other capital market conditions;

     o stable governments and business conditions in the nations where the Company's products are manufactured;

     o the scope, nature or impact of acquisition activity and the ability to effectively integrate acquired operations; and

     o changes in the Company's plans, strategies, objectives, expectations and intentions that may happen at any time at the discretion of the Company.

The reader is also directed to the Company's periodic filings with the Securities and Exchange Commission for additional factors that may impact the Company's results of operations and financial condition.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


The words "believe", "expect", "will", "estimate", "project", "forecast", "planned", "should", "anticipate" and similar expressions may identify forward-looking statements. Additionally, all statements other than statements of historical facts included in this Annual Report are forward-looking.

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

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
                     CONSOLIDATED STATEMENT OF EARNINGS
                     ----------------------------------
                (Amounts in thousands, except per share data)


                                                           2004             2003              2002
                                                     -------------     -------------    -------------
Net sales                                            $   2,555,704     $   2,346,481    $   2,166,554

Costs and expenses:
    Cost of products sold                                2,007,698         1,851,554        1,733,560
    Selling, general and administrative expenses           404,229           352,651          325,075
    Amortization of intangible assets                       13,434             9,532            5,775
    Provision for business and facilities
       realignment                                               -                 -           12,086
    Interest expense, net                                   25,856            24,674           25,764
    Other (income) and expense, net                         (2,120)           (2,405)           1,433
                                                     -------------     -------------    -------------
Earnings before income taxes                               106,607           110,475           62,861

Income taxes                                                36,513            37,838           21,598
                                                     -------------     -------------    -------------
Net earnings from continuing operations                     70,094            72,637           41,263
                                                     -------------     -------------    -------------
Net earnings (loss) from
    discontinued operations, net of tax                          -            (1,552)             747
                                                     -------------     -------------    -------------

Net earnings                                         $      70,094     $      71,085    $      42,010
                                                     =============     =============    =============

Weighted average shares outstanding:
   Basic                                                    27,504            26,499           24,564

   Diluted                                                  28,039            27,100           24,872

Earnings (loss) per share:
   Basic
      Continuing operations                          $        2.55     $        2.74    $        1.68
      Discontinued operations                                    -              (.06)             .03
                                                     -------------     -------------    -------------
      Net earnings                                   $        2.55     $        2.68    $        1.71
                                                     =============     =============    =============

   Diluted
      Continuing operations                          $        2.50     $        2.68    $        1.66
      Discontinued operations                                    -              (.06)             .03
                                                     -------------     -------------    -------------
      Net earnings                                   $        2.50     $        2.62    $        1.69
                                                     =============     =============    =============


See notes to consolidated financial statements.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
                         CONSOLIDATED BALANCE SHEET
                         --------------------------
                (Amounts in thousands, except per share data)


                                                                       January 29, 2005   January 31, 2004
                                                                       ----------------   ----------------
ASSETS
------
Current assets:
    Cash and cash equivalents                                          $        261,395   $        179,155
    Receivables, net                                                            381,697            321,455
    Inventories                                                                 331,602            315,935
    Current deferred taxes and prepaid expenses                                  55,220             66,328
                                                                       ----------------   ----------------
       Total current assets                                                   1,029,914            882,873
Property, plant and equipment:
    Land                                                                          2,451              2,478
    Buildings and improvements                                                  109,195            102,773
    Machinery and equipment                                                     131,210            119,944
    Capitalized software                                                         54,852             49,944
                                                                       ----------------   ----------------
Total property, plant and equipment                                             297,708            275,139
    Less accumulated depreciation and amortization                             (201,901)          (180,658)
                                                                       ----------------   ----------------
Property, plant and equipment, net                                               95,807             94,481
Intangible assets, net                                                          191,958            116,102
Goodwill                                                                        223,982            165,518
Other assets                                                                     36,641             33,100
                                                                       ----------------   ----------------
Total assets                                                           $      1,578,302   $      1,292,074
                                                                       ================   ================


LIABILITIES AND SHAREOWNERS' EQUITY
-----------------------------------
Current liabilities:
    Current portion of long-term debt                                  $            149   $          2,743
    Accounts payable                                                            175,852            179,024
    Accrued salaries and employee benefits                                       43,787             50,790
    Other accrued expenses                                                       90,359             72,529
                                                                       ----------------   ----------------
       Total current liabilities                                                310,147            305,086
Long-term debt                                                                  469,657            271,877
Deferred income taxes and other                                                  77,522             71,729
Shareowners' equity:
   Common stock, par value $.01 per share, 50,000 shares authorized,
    27,685 shares issued and outstanding (26,850 at January 31, 2004)           270,264            247,684
   Retained earnings                                                            562,839            510,329
   Accumulated other comprehensive income (loss)                                (11,396)           (11,621)
   Less treasury stock, at cost, 6,402 shares (6,690 at January 31,
    2004)                                                                      (100,731)          (103,010)
                                                                       ----------------   ----------------
       Total shareowners' equity                                                720,976            643,382
                                                                       ----------------   ----------------

Total liabilities and shareowners' equity                              $      1,578,302   $      1,292,074
                                                                       ================   ================


See notes to consolidated financial statements.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
                    CONSOLIDATED STATEMENT OF CASH FLOWS
                    ------------------------------------
                           (Amounts in thousands)


                                                                   2004             2003              2002
                                                              -------------     -------------    -------------
OPERATING ACTIVITIES:
Net earnings                                                  $      70,094     $      71,085    $      42,010

Add/(deduct) items not affecting operating cash flows:
    Depreciation and amortization                                    41,841            35,938           32,008
    Non-cash portion of restructuring charge                              -                 -            6,064
    Deferred income taxes and other                                   4,473            21,449            9,487
Changes in working capital components:
    Receivables, net                                                (57,621)           31,563           17,205
    Inventories                                                     (15,244)           58,158           51,167
    Current deferred taxes and prepaid expenses                      11,371           (24,718)          (3,082)
    Accounts payable and accrued expenses                             6,179           (41,887)          63,475
                                                              -------------     -------------    -------------
Net cash provided by operating activities                            61,093           151,588          218,334
                                                              -------------     -------------    -------------

INVESTING ACTIVITIES:
Additions to property, plant and equipment                          (27,436)          (21,757)         (14,510)
Acquisitions, net of cash acquired                                 (144,722)         (134,537)         (18,150)
Subordinated note receivable                                          2,063             2,062          (11,000)
Dispositions of fixed assets                                            436             5,693            5,238
                                                              -------------     -------------    -------------
Net cash used in investing activities                              (169,659)         (148,539)         (38,422)
                                                              -------------     -------------    -------------

FINANCING ACTIVITIES:
Borrowings of long-term debt, net of financing costs                195,343                 -                -
Reduction of notes payable                                                -              (636)          (6,976)
Repayments of long-term debt                                         (4,448)          (30,891)         (22,968)
Stock transactions under incentive plans                             17,495            14,292            6,667
Dividends paid                                                      (17,584)          (16,982)         (15,551)
                                                              -------------     -------------    --------------
Net cash provided by (used in) financing activities                 190,806           (34,217)         (38,828)
                                                              -------------     -------------    -------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                              82,240           (31,168)         141,084

Cash and cash equivalents, beginning of year                        179,155           210,323           69,239
                                                              -------------     -------------    -------------
Cash and cash equivalents, end of year                        $     261,395     $     179,155    $     210,323
                                                              =============     =============    =============

Supplemental Cash Flow Information:
    Interest paid                                             $      27,659     $      28,061    $      27,101
                                                              =============     =============    =============
    Income taxes paid                                         $        (628)    $      41,339    $      13,597
                                                              =============     =============    =============

Significant non-cash investing and financing activities:
    Issuance of stock for acquisitions                        $           -     $      11,891    $      68,185
                                                              =============     =============    =============


See notes to consolidated financial statements.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
                CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
                ---------------------------------------------
                (Dollars in thousands, except per share data)


-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   Accumulated     Total
                                                 Common                                            Other           Share-
                                                 Shares       Common      Treasury     Retained    Comprehensive   owners'
                                                 Outstanding  Stock       Stock        Earnings    Income (Loss)   Equity
                                                 -----------  ----------  ----------   ----------  -------------   ----------
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 2, 2002                        22,908,334   $  173,010  $ (134,200)  $  429,767  $  (11,878)     $  456,699
Net earnings                                                                               42,010                      42,010
Unrecognized (loss) on derivatives                                                                        (65)            (65)
Foreign currency translation adjustment                                                                 1,372           1,372
Minimum pension liability adjustment, net
   of income tax benefit of $318                                                                         (519)           (519)
                                                                                                                   ----------
Total comprehensive income                                                                                             42,798
Cash dividends declared, $.64 per share                                                   (15,551)                    (15,551)
Shares issued in connection
   with the acquisition of
   Gerber Childrenswear, Inc.                     2,343,924       32,836      35,349                                   68,185
Shares issued under stock plans                     388,051        8,980                                                8,980
Treasury stock acquired in conjunction
   with incentive plans                             (66,651)                  (1,992)                                  (1,992)
                                                 ----------   ----------  ----------   ----------  ----------       ---------
BALANCE, FEBRUARY 1, 2003                        25,573,658      214,826    (100,843)     456,226     (11,090)        559,119
Net earnings                                                                               71,085                      71,085
Unrecognized (loss) on derivatives                                                                        (84)            (84)
Foreign currency translation adjustment                                                                   543             543
Minimum pension liability adjustment, net
   of income tax benefit of $468                                                                         (990)           (990)
                                                                                                                   ----------
Total comprehensive income                                                                                             70,554
Cash dividends declared, $.64 per share                                                   (16,982)                    (16,982)
Shares issued in connection
   with the acquisition of
   Briggs New York Corp.                            500,000       11,891                                               11,891
Shares issued under stock plans                     798,640       20,967                                               20,967
Treasury stock acquired in conjunction
   with incentive plans                             (22,115)                  (2,167)                                  (2,167)
                                                 ----------   ----------  ----------   ----------  ----------      ----------
BALANCE, JANUARY 31, 2004                        26,850,183      247,684    (103,010)     510,329     (11,621)        643,382
Net earnings                                                                               70,094                      70,094
Unrecognized gain on derivatives                                                                           31              31
Foreign currency translation adjustment                                                                  (338)           (338)
Minimum pension liability adjustment, net
   of income tax expense of $312                                                                          532             532
                                                                                                                   ----------
Total comprehensive income                                                                                             70,319
Cash dividends declared, $.64 per share                                                   (17,584)                    (17,584)
Shares issued under stock plans                     921,104       22,580       5,815                                   28,395
Treasury stock acquired in conjunction
   with incentive plans                             (86,282)                  (3,536)                                  (3,536)
                                                 ----------   ----------  ----------   ----------  ----------      ----------
BALANCE, JANUARY 29, 2005                        27,685,005   $  270,264  $ (100,731)  $  562,839  $  (11,396)     $  720,976
                                                 ==========   ==========  ==========   ==========  ==========      ==========

Accumulated other comprehensive income (loss) at January 29, 2005 includes:
Unrecognized (loss) on derivatives                            $     (160)
Foreign currency translation adjustment                          (10,259)
Minimum pension liability adjustment, net
   of income tax benefits of $474                                   (977)
                                                              ----------

Total accumulated other comprehensive income (loss)           $  (11,396)
                                                              ==========

See notes to consolidated financial statements.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 ------------------------------------------
                (Dollars in thousands, except per share data)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A) DESCRIPTION OF BUSINESS: Kellwood Company and its subsidiaries (the Company) are marketers of women's and men's sportswear, intimate apparel, infant apparel and recreational camping products. The Company markets branded as well as private label products and markets to all channels of distribution with product specific to the particular channel. Kellwood markets products under many brands, some of which are owned by the Company, and others are used by the Company under licensing agreements. Approximately 80% of the Company's products are sourced from contract manufacturers, primarily in the Eastern Hemisphere. Products are manufactured to meet the Company's product specifications and labor standards. In addition, the Company manufactures certain products in its own plants located primarily in the Eastern Hemisphere.

(B) BASIS OF PRESENTATION: The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Substantially all foreign subsidiaries are consolidated based upon a fiscal year ending December 31 due to the timing of receipt of financial information. All significant intercompany accounts and transactions have been eliminated. The amounts and disclosures included in the notes to the consolidated financial statements, unless otherwise indicated, are presented on a continuing operations basis.

(C) FISCAL YEAR: The Company's fiscal year ends on the Saturday nearest January 31. References to the Company's fiscal years represent the following:

   FISCAL YEAR                      REPRESENTS THE 52 WEEKS ENDED
   -----------                      -----------------------------
   2004                             January 29, 2005
   2003                             January 31, 2004
   2002                             February 1, 2003

(D) USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

(E) CASH AND CASH EQUIVALENTS: All highly liquid short-term time deposits with original maturities of three months or less maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and cash equivalents was not significant for 2004, 2003, or 2002.

(F) ACCOUNTS RECEIVABLE AND CONCENTRATION OF CREDIT RISK: The Company maintains an allowance for accounts receivable estimated to be uncollectible. The activity in this allowance is summarized as follows:

                                         2004           2003            2002
                                      -----------    -----------     -----------
Balance, beginning of year            $     4,708    $     6,482     $     8,729
Provision for bad debts                     1,204          1,728           2,236
Bad debts written off                        (797)        (3,502)         (4,483)
                                      -----------    -----------     -----------

Balance, end of year                  $     5,115    $     4,708     $     6,482
                                      ===========    ===========     ===========

The provision for bad debts is included in selling, general and administrative expense. Substantially all of the Company's trade receivables are derived from sales to retailers and are recorded at the invoiced amount and do not bear interest. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary. Account balances are charged off against the allowance when the Company feels it is probable the receivable will not be recovered.

There was no customer that accounted for more than ten percent of the Company's consolidated net sales in 2004. Customers that accounted for more than ten percent of the Company's consolidated net sales during 2003 and 2002 are as follows:

                                  Percent of Sales
                             --------------------------
                                2003           2002
                             -----------    -----------
Customer A                           10%            11%
Customer B                            8%            10%

Sales to customer A occurred in the Women's Sportswear, Men's Sportswear and Other Soft Goods segments. Sales to customer B occurred in the Women's Sportswear and Other Soft Goods segments.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


(G) INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis. The cost of inventory includes manufacturing or purchase cost as well as sourcing, pre-production, transportation, duty and other processing costs associated with acquiring, importing and preparing inventory for sale. Inventory costs are included in cost of products sold at the time of their sale. In addition to inventory costs, other costs included in cost of products sold are royalties for licensed brand names and distribution costs. Product development costs are expensed when incurred. Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost.

Inventories consist of the following:
                                                  2004           2003
                                               -----------    -----------

         Finished goods                        $   258,867    $   240,856
         Work in process                            36,352         36,407
         Raw materials                              36,383         38,672
                                               -----------    -----------

         Total                                 $   331,602    $   315,935
                                               ===========    ===========

         Net of obsolescence reserves of       $    33,651    $    30,424
                                               ===========    ===========

(H) PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation is computed generally on the declining balance method over estimated useful lives of 15 to 40 years for buildings and of 3 to 10 years for machinery and equipment. Leasehold improvements are amortized principally on the straight-line basis over the shorter of their estimated useful lives or the remaining lease term, excluding renewal terms. Capitalized software is amortized on the straight-line basis over the estimated economic useful life of the software, generally 2 to 7 years. Depreciation expense was $27,152, $25,703, and $25,330 for 2004, 2003 and
2002, respectively. This includes computer software amortization of $8,149, $7,007 and $5,976 for 2004, 2003 and 2002, respectively.

(I) IMPAIRMENT OF LONG-LIVED ASSETS: The Company reviews long-lived assets and other intangibles with a finite life if facts and circumstances exist which indicate that the asset useful life is shorter than previously estimated or the carrying amount may not be recoverable from future operations based on undiscounted expected future cash flows. Impairment losses are recognized in operating results when discounted expected future cash flows are less than the carrying value of the asset.

(J) GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of identifiable net tangible and identifiable intangible assets acquired. Beginning in 2002, with the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill and other indefinite-lived intangible assets were no longer amortized, but will be reviewed for impairment at least annually and if a triggering event were to occur in an interim period. Goodwill impairment is determined using a two-step process. The first step of the impairment test is used to identify potential impairment by comparing the fair value of a reporting unit to the book value, including goodwill. If the fair value of a reporting unit exceeds its book value, goodwill of the reporting unit is not considered impaired and the second step of the impairment test is not required. If the book value of a reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit's goodwill with the book value of that goodwill. If the book value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The initial impairment evaluation was completed in the first quarter of 2002, and no impairment was indicated. The annual impairment testing is performed in the fourth quarter. In 2004, 2003 and 2002, no impairment was indicated. There were no triggering events that occurred during the year that required testing other than the annual test. This evaluation utilized discounted cash flow analysis and multiple analyses of the historical and forecasted operating results of the Company's reporting units. See Note 5 for more information on SFAS No. 142 and accounting for goodwill.

Identifiable intangible assets are valued and assigned lives based on independent appraisals. Identifiable intangible assets include trademarks, customer base, and license agreements, which are being amortized over their useful lives ranging from 2 to 20 years. Impairment testing of these would occur if and when a triggering event occurs. There were no triggering events that occurred during the year.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


(K) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: The Company periodically enters into forward currency exchange contracts to hedge its exposure to foreign currency fluctuations for purchases of certain inventories and sales of certain products. Company policy allows for the use of derivatives only for identifiable exposures, and therefore, the Company does not enter into derivative instruments for speculative purposes where the objective is to generate profits. Derivatives used by the Company have an initial term of less than one year. Management expects these derivatives to be highly effective in hedging the intended foreign currency fluctuation risks. As of January 29, 2005 and January 31, 2004 the Company's derivatives have been designated as hedges of variable cash flows of forecasted transactions. As such, the fair values of the derivatives have been recorded in the Consolidated Balance Sheet, with the offset recorded in other comprehensive income. The fair value of these derivatives on January 29, 2005 and January 31, 2004 was not material. The gain or loss related to these derivatives will be reclassified to earnings as the forecasted transactions take place between February 2005 and December 2005.

(L) FAIR VALUE DISCLOSURE FOR FINANCIAL INSTRUMENTS: The Company's financial instruments consist of cash equivalents, accounts receivable, notes receivable, notes payable, and long-term debt. For cash equivalents, accounts receivable, notes receivable and notes payable the carrying amount approximates fair value. Based on quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, the Company's long-term debt has a market value that approximates its book value at January 29, 2005 and January 31, 2004.

(M) FOREIGN CURRENCY TRANSLATION: The financial statements of foreign subsidiaries are translated into United States dollars in accordance with SFAS No. 52, Foreign Currency Translation. Where the functional currency of a foreign subsidiary is its local currency, income statement items are translated at the average exchange rate for the period and balance sheet accounts are translated using period-end exchange rates. Gains and losses resulting from translation are reported as a separate component of other comprehensive income within shareowners' equity.

Where the local currency of a foreign subsidiary is not its functional currency, financial statements are translated at either current or historical exchange rates as appropriate. These adjustments, together with gains and losses on foreign currency transactions, are recognized in the income statement as incurred.

(N) REVENUE RECOGNITION: Sales are recognized when goods are shipped in accordance with customer orders. The estimated amounts of sales discounts, returns and allowances are accounted for as reductions of sales when the associated sale occurs. These estimated amounts are adjusted periodically based on changes in facts and circumstances when the changes become known to the Company. Accrued discounts and allowances are included as an offset to accounts receivable in the balance sheet. The activity in the accrued discounts, returns and allowances account is summarized as follows:

                                                        2004            2003            2002
                                                     -----------     -----------     ------------
     Balance, beginning of year                      $    66,268     $    60,575     $     46,323
     Acquisitions                                              -           5,200            1,502
     Provision                                           169,790         149,935          116,468
     (Charges)/Recoveries                               (175,126)       (149,442)        (103,718)
                                                     -----------     -----------     ------------

     Balance, end of year                            $    60,932     $    66,268     $     60,575
                                                     ===========     ===========     ============

Amounts billed to customers for shipping and handling costs are not significant. The Company's stated terms are FOB shipping point. There is no stated obligation to customers after shipment, other than specifically set forth allowances or discounts that are accrued at the time of sale. The rights of inspection or acceptance contained in certain sales agreements are limited to whether the goods received by the Company's customers are in conformance with the order specifications.

(O) LICENSE AGREEMENTS: The Company has exclusive license agreements to market apparel and other soft goods under trademarks owned by other parties. These agreements contain provisions for minimum guaranteed royalty and advertising payments based on anticipated sales. If the Company does not anticipate meeting the minimum sales amounts to satisfy the guaranteed minimum royalty and advertising amounts, the guaranteed minimum royalty and advertising amounts are accrued. In 2004, 2003 and 2002 sales of licensed products were approximately $548,000, $401,000 and $335,000, respectively. See Note 13 for additional discussion regarding commitments.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


(P) ADVERTISING: The Company provides cooperative advertising allowances to certain of its customers. These allowances are accounted for as reductions in sales as discussed in "Revenue Recognition" above. In addition, the Company conducts advertising related to certain products it manufactures and sells. Production expense related to company-directed advertising is deferred until the first time at which the advertisement runs. Communication expense related to company-directed advertising is expensed as incurred. Company-directed advertising expense was $25,144 in 2004, $9,449 in 2003 and $6,325 in 2002. There were no significant amounts of production expenses associated with company-directed advertising deferred at January 29, 2005 and January 31, 2004.

(Q) INCOME TAXES: Income taxes are based upon income for financial reporting purposes. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of SFAS No. 109, Accounting for Income Taxes.

(R) STOCK-BASED COMPENSATION: The Company has two stock-based employee compensation plans which are described more fully in Note 9. These plans are accounted for under the recognition and measurement principles of Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. The Company has adopted the disclosure-only provisions of SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. No stock-based employee compensation cost is reflected in the Consolidated Statement of Earnings, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

                                                           2004           2003           2002
                                                       -----------     -----------    -----------
Net earnings from continuing operations as reported    $    70,094     $    72,637    $    41,263

Stock-based employee compensation expense
   determined under fair value-based method for
   all stock option awards, net of tax effect               (3,710)         (2,740)        (2,721)
                                                       -----------     -----------    -----------
Pro-forma net earnings from continuing operations      $    66,384     $    69,897    $    38,542
                                                       ===========     ===========    ===========

Earnings per share from continuing operations:

    Basic, as reported                                 $      2.55     $      2.74    $      1.68
    Basic, pro-forma                                   $      2.41     $      2.64    $      1.57
    Diluted, as reported                               $      2.50     $      2.68    $      1.66
    Diluted, pro-forma                                 $      2.37     $      2.58    $      1.55

Further discussion of the methodology and key assumptions used in developing the option fair values, as well as other information regarding the option plans, is included in Note 9.

(S) RECLASSIFICATIONS: Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

(T) NEW ACCOUNTING STANDARDS:

In October 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act contains a provision that allows a one-time 85% dividends received deduction on the repatriation of cash invested outside the U.S. above a defined base. The Company is evaluating this provision of the Act and analyzing the provisions as they apply to the Company. Until these items are analyzed and the Company develops a defined plan for the use of the funds, it is not possible to determine the amount of dividends the Company will repatriate to the U.S. or the impact on income taxes or the Company's effective tax rate.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (SFAS No. 123R). This statement is effective for all interim and annual reporting periods beginning after June 15, 2005. SFAS No. 123R sets accounting requirements for "share-based" compensation to employees, requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. The Company is currently evaluating the impact that this statement will have on the results of operations. The Company plans to adopt this statement under the modified prospective transition method, which will require the recording of stock option expense in the statement of earnings beginning on July 31, 2005, the first day of the third quarter of 2005. The Company believes the adoption of this statement will result in stock option expense of approximately $3,000 in the second half of 2005. The Company currently accounts for stock-based compensation under APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations, and has adopted the disclosure-only provisions of SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure.

NOTE 2.  BUSINESS COMBINATIONS
On February 3, 2004 the Company completed the acquisition of Phat Fashions, LLC and Phat Licensing, LLC (together referred to as Phat). Phat is a licensor of apparel for men, women and children, athletic shoes and accessories through the Phat Farm and Baby Phat brands. Phat is part of the Men's Sportswear segment. The Company believes Phat will add important labels to Kellwood's portfolio of brands. The purchase price (including acquisition costs) for Phat was $141,934 in cash. Included in this amount was the exercise price for Phat's option to buyout the license from the menswear licensee for $25,000, which the Company exercised in February 2004. Additional cash purchase consideration will be due if Phat achieves certain specified financial performance targets for 2004 through 2010. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual royalty revenue through 2010. A minimum level of royalty revenue must be earned in order for this additional consideration to be paid. There is no maximum amount of incremental purchase price. The additional consideration for 2004 is estimated at $3,330, which resulted in an increase to goodwill and accrued expenses in the fourth quarter of 2004.

The Phat acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of Phat are included in the consolidated financial statements from the acquisition date.

On February 4, 2003 the Company completed the acquisition of substantially all of the assets of Briggs New York Corp. (Briggs). Briggs is a leading provider of women's pants and skirts for the moderate market to department stores and national chains.

The purchase price (including acquisition costs) for Briggs was $133,823 in cash and 0.5 million shares of Kellwood common stock valued at $11,891. Additional cash purchase consideration will be due if Briggs achieves certain specified financial performance targets through 2006. Such consideration, if earned, will be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual operating results. A minimum level of performance must be reached in order for this additional consideration to be paid. At this minimum level of performance, additional consideration of $2,000 would be paid for each of the four years after the acquisition (fiscal 2003 through fiscal 2006). The amount of consideration increases with increased levels of earnings. There is no maximum amount of incremental purchase price. The amount of consideration paid to Briggs based on their 2003 performance was $8,226 and was paid in the first quarter of 2004. This amount was accrued at January 31, 2004 and paid out during the first quarter of 2004. The additional consideration for 2004 is estimated at $8,209, which resulted in an increase to goodwill and accrued expenses in the fourth quarter of 2004.

The Briggs acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of Briggs are included in the consolidated financial statements from the acquisition date. Briggs is part of the Women's Sportswear Segment.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition and represents the final allocation of the purchase price.

                                                 Phat                  Briggs
                                             -----------            -----------
            Cash                             $     5,437            $     2,434
            Other current assets                   3,331                 37,877
            Property, plant & equipment            2,940                  1,064
            Intangible assets                     89,340 (1)             67,878 (2)
            Goodwill                              48,060                 54,493
                                             -----------            -----------
            Total assets acquired                149,108                163,746
                                             ===========            ===========

            Current liabilities                    7,174                 18,032
                                             -----------            -----------

            Net assets acquired              $   141,934            $   145,714
                                             ===========            ===========

(1) Identified intangible assets related to the acquisition of Phat have been classified as trademarks ($86,290) and customer relationships ($3,050) with useful lives of 20 and 15 years, respectively, based on an independent appraisal. The amount of goodwill expected to be deductible for tax purposes is $48,060, not including increases related to earnouts.

(2) Identified intangible assets related to the acquisition of Briggs have been classified as trademarks ($32,011) and customer relationships ($35,867) with useful lives of 20 years each based on an independent appraisal. The amount of goodwill expected to be deductible for tax purposes is $54,493, not including increases related to earnouts.

On June 25, 2002 the Company completed the acquisition of Gerber Childrenswear, Inc. (Gerber). The Company believes that Gerber provides Kellwood with a platform for growth into the $25 billion children's apparel market. Gerber produces infant and toddler apparel under the Gerber(R) and Curity(R) licensed brand names, as well as under its own Onesies(R) label. Offerings include sleepwear, underwear, bedding and bath products, which are sold through mass-market, moderately priced and specialty channels of distribution.

The purchase price for Gerber was approximately $18,150 in cash, net of cash acquired of $50,890, and 2.3 million shares of Kellwood common stock valued at $68,185.

The Gerber acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of Gerber are included in the consolidated financial statements from the acquisition date. Gerber's hosiery business is part of discontinued operations (see Note 3), and the children's apparel business is part of the Other Soft Goods Segment.

The Company's unaudited consolidated results of operations on a pro-forma basis for 2002 assuming the acquisitions of Briggs and Gerber had occurred at the beginning of 2002 are: net sales of $2,425,676, net earnings from continuing operations of $51,209 and diluted earnings per share from continuing operations of $1.95. These pro forma results are not necessarily indicative of the operating results that would have occurred had these acquisitions been consummated at the beginning of the year or of future operating results.

NOTE 3. DISCONTINUED OPERATIONS
During the fourth quarter of 2003, the Company decided to discontinue their True Beauty by Emme(R) (True Beauty) operations. This included the termination of the related license agreement. The agreement was originally entered into during the second quarter of 2002. As such, the operations of True Beauty ceased in the fourth quarter of 2003 and have been accounted for as discontinued operations. Prior to being classified as discontinued, True Beauty was included in the Women's Sportswear segment.

On October 30, 2003, the Company finalized an agreement to sell their domestic and European hosiery (Hosiery) operations for $7,500 plus reimbursement of $2,800 for costs incurred by the Company in connection with the closure of certain facilities. As such, the operations of the Hosiery business are accounted for as discontinued operations. Prior to being classified as discontinued, the Hosiery operations were included in the Men's Sportswear segment. The Hosiery operations were acquired in June 2002 as part of the Company's acquisition of Gerber (see Note 2).

For 2004, there was no operating activity for the discontinued operations. In addition, at January 29, 2005 and January 31, 2004 there were no significant assets or liabilities remaining related to the discontinued operations. Operating results for 2003 and 2002 for the True Beauty and Hosiery operations are as follows:

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


Fiscal year ended                                   1/31/04                                    2/1/03
                                      ------------------------------------      ------------------------------------
                                       Hosiery     True Beauty     Total         Hosiery     True Beauty     Total
                                      ----------   -----------  ----------      ---------    -----------  ----------
Net sales                             $   43,968   $    7,154   $   51,122      $  34,773    $    3,382   $   38,155
                                      ==========   ==========   ==========      =========    ==========   ==========
Earnings (loss) before income taxes       (8,374)      (4,178)     (12,552)         1,585           264        1,849
Income taxes                              (9,413)      (1,587)     (11,000)         1,002           100        1,102
                                      ----------   ----------   -----------     ---------    ----------   ----------
Net earnings (loss)                   $    1,039   $   (2,591)  $   (1,552)     $     583    $      164   $      747
                                      ==========   ==========   ==========      =========    ==========   ==========

In connection with the sale of the Hosiery business, an after-tax gain of approximately $2,580 was recorded and included in discontinued operations. The income tax benefit recognized in 2003 includes the benefit from a higher tax basis in the Hosiery operation's assets than that recorded for book purposes.

NOTE 4.  FACILITIES REALIGNMENT COSTS
In 2002 the Company decided to implement realignment actions, including the closing of certain domestic warehousing and Latin American production facilities and the discontinuance of a licensing agreement. The realignments included the closing of five warehouse operations and six manufacturing facilities and were anticipated to result in a reduction of employment by approximately 1,900, primarily production and warehousing personnel. These actions impacted 2002 earnings by $14,987 before tax ($9,697 after tax, or $.39 per share). These costs included $2,901 recorded in cost of products sold and $12,086 recorded as a provision for business and facilities realignment.

Through January 29, 2005 these realignment actions resulted in the Company closing five warehouse operations and four manufacturing facilities, reducing employment and terminating a license agreement. The costs related to those actions include employee severance, vacant facilities costs, and other cash realignment costs including minimum royalties and customer markdowns on a discontinued license agreement. The asset impairments related primarily to fixed assets that are no longer being used and that have been reduced to estimated fair value less cost to sell. During 2004, the Company completed all realignment actions, and the amounts originally provided have been reduced to $0 as detailed in the table below:

                                              Amount           Amount       Reversals/
                                             Provided         Utilized       Provision
                                            -----------     -----------    -----------
   Employee severance                       $     3,170     $     3,103    $        67
   Vacant facilities costs                        3,838           3,729            109
   Other cash realignment costs                   1,915           2,158           (243)
                                            -----------     -----------    -----------
   Total realignment, excluding non-cash    $     8,923     $     8,990    $       (67)
                                            ===========     ===========    ===========
   Asset impairments                              6,064
                                            -----------
   Total realignment costs                  $    14,987
                                            ===========

In connection with the Gerber acquisition the Company made the decision to implement certain realignment actions within the acquired operations. These realignments included the closing of one warehouse operation, the closing of four manufacturing facilities and the downsizing of two domestic manufacturing facilities and were anticipated to result in a reduction of employment by approximately 1,350, primarily production and warehousing personnel. The estimated costs of these actions were accrued in the opening balance sheet and did not impact 2002 earnings. Through January 29, 2005, the Company has closed the warehouse operation and two of the four manufacturing plants and completed the downsizing of the two domestic manufacturing facilities, resulting in a reduction of employment of approximately 520. The Company decided that it would not close the third of the four manufacturing facilities that was originally planned to be closed. The last of the four manufacturing facilities was one of the two facilities in Ireland that made up the European Hosiery operations. This facility was not closed as part of the acquisition implementation but instead is part of the discontinuance of the European Hosiery operations discussed in Note 3. As a result of the changes in plans for the third and fourth manufacturing facilities, the accruals of $3,331 for severance related to those closings were reversed to the opening balance sheet in fiscal 2003. During 2004, the Company completed all realignment activities associated with the Gerber acquisition with the unutilized remaining reserves of $953 being reversed to goodwill. The amounts originally provided have been reduced to $0 as detailed in the table below:

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


                                          Amount
                                         Originally       Amount                      Discontinued
                                         Provided        Utilized       Reversals      Operations
                                        -----------    -----------     -----------   --------------
    Employee severance                  $     4,789    $     1,422     $     3,367   $            -
    Vacant facilities costs                   2,874          1,562             917              395
                                        -----------    -----------     -----------   --------------

    Total realignment                   $     7,663    $     2,984     $     4,284   $          395
                                        ===========    ===========     ===========   ==============


NOTE 5:  GOODWILL AND INTANGIBLE ASSETS
Goodwill balances and changes therein since the beginning of 2003 by segment are as follows:

                                                      Women's           Men's           Other
                                                     Sportswear       Sportswear      Soft Goods       Total
                                                     -----------     -------------   ------------   ------------
Balance as of February 1, 2003                       $    65,899     $           -   $     36,325   $    102,224
Acquisition of Briggs                                     54,493                 -              -         54,493
Purchase price allocation adjustments                        287                 -             76            363
Contingent purchase price - Briggs                         8,438                 -              -          8,438
                                                     -----------     -------------   ------------   ------------
Balance as of January 31, 2004                           129,117                 -         36,401        165,518
Acquisition of Phat                                            -            48,060              -         48,060
Gerber realignment reserve reversal                            -                 -           (953)          (953)
Contingent purchase price - Briggs                         7,997                 -              -          7,997
Contingent purchase price - Phat                               -             3,330              -          3,330
Other                                                          -                 -             30             30
                                                     -----------     -------------   ------------   ------------
Balance as of January 29, 2005                       $   137,114     $      51,390   $     35,478   $    223,982
                                                     ===========     =============   ============   ============

Identifiable intangible assets that are being amortized are as follows:

                                            Life (1)     Gross       Accumulated       Net
                                           (Years)      Amount       Amortization   Book Value
                                           --------- -----------     -----------    -----------
AS OF JANUARY 29, 2005:
Customer base                                  18    $    71,546     $    15,857    $    55,689
Trademarks                                     19        139,808          14,739        125,069
License agreements                             19         13,931           4,139          9,792
Other                                          12          5,965           4,557          1,408
                                                     -----------     -----------    -----------
Total intangibles                              19    $   231,250     $    39,292    $   191,958
                                                     ===========     ===========    ===========

AS OF JANUARY 31, 2004:
Customer base                                  18    $    68,496     $    11,244    $    57,252
Trademarks                                     18         53,518           7,452         46,066
License agreements                             19         13,931           2,949         10,982
Other                                          12          5,938           4,136          1,802
                                                     -----------     -----------    -----------
Total intangibles                              18    $   141,883     $    25,781    $   116,102
                                                     ===========     ===========    ===========

(1) Weighted Average.

Amortization of identifiable intangible assets was $13,434 for 2004, $9,532 for 2003, and $5,775 for 2002. The $3,902 increase in amortization in 2004 from 2003 is due to the identifiable intangible assets related to Phat. The $3,757 increase in amortization in 2003 from 2002 is due to the identifiable intangible assets for Briggs and a full-year of amortization related to the Gerber identifiable intangible assets. Amortization expense for the years 2005 to 2008 is expected to be approximately $13,500 per year.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


NOTE 6.  NOTES PAYABLE AND LONG-TERM DEBT
NOTES PAYABLE:
On October 20, 2004, the Company executed a $400,000 five-year unsecured, syndicated credit facility (the Credit Agreement). The Credit Agreement can be used for borrowings and/or letters of credit. Borrowings under the Credit Agreement bear interest at LIBOR plus a spread ranging from .60% to 1.25% with such spread depending on the Company's leverage ratio. The Credit Agreement contains certain customary covenants, which, among other things, restrict the Company's ability to incur indebtedness, grant liens, make investments and acquisitions and sell assets. The financial covenants of the Credit Agreement include requirements that the Company satisfy an interest coverage ratio and leverage ratio and a net worth maintenance covenant. It is not expected that any of these provisions will restrict the Company from normal operations. The Credit Agreement replaces the Company's previous agreement, dated April 30, 2002, that was set to expire in May 2005.

At January 29, 2005, there were no borrowings outstanding under this facility. Letters of credit outstanding under the agreement were $59,803. In addition to this facility, the Company has $1,540 in outstanding letters of credit used by its foreign subsidiaries.

During 2004 the highest level of borrowings under all lines was $101,000 ($52,362 for 2003). The average daily short-term borrowings for 2004 were $19,155 ($7,343 for 2003), and the weighted average interest rate was 2.4% (2.9% for 2003).

LONG-TERM DEBT:

                                                                     1/29/05        1/31/04
                                                                  -----------     -----------
3.50% 2004 Convertible Debentures due June 15, 2034               $   200,000     $         -
7.625% 1997 Debentures due October 15, 2017                           129,520         129,449
7.875% 1999 Debentures due July 15, 2009                              140,132         140,051
Private placement notes, maturing 2005, 6.9%                                -           4,444
Capital lease obligations, 6-8%                                           154             657
Other                                                                       -              19
                                                                  -----------     -----------
                                                                      469,806         274,620
Less current maturities                                                  (149)         (2,743)
                                                                  -----------     -----------
                                                                  $   469,657     $   271,877
                                                                  ===========     ===========

Aggregate maturities on long-term debt for the next five years are as follows: 2005 - $149; 2006 - $5; 2007 - $0; 2008 - $0; 2009 - $140,132; 2010
& thereafter - $329,520.

During 2004 the Company paid off the private placement notes that were set to expire in 2005.

During the second quarter of 2004, the Company privately placed $200,000 of 3.50% Convertible Senior Debentures due 2034. The debentures are convertible into shares of Kellwood's common stock at an initial conversion rate of
18.7434 shares per one thousand dollars original principal amount of debentures (which is equivalent to an initial conversion price of $53.35 per share) if the last reported sale price of the common stock is greater than or equal to $70.05 per share for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter. The holders may also convert the debentures into shares of Kellwood common stock prior to the stated maturity if the Company calls the debentures for redemption and under certain other circumstances. In July 2004, the Company irrevocably elected to satisfy in cash (in lieu of issuance of stock) 100% of the accreted principal amount of debentures converted. The Company may still satisfy the remainder of its conversion obligation to the extent it exceeds the accreted principal amount in cash or common stock or any combination thereof.

The debentures accrue interest at an annual rate of 3.50%, payable semi-annually until June 15, 2011. After June 15, 2011 interest will not be paid, but instead the recorded value of the bonds will increase until maturity. At maturity, the holder will receive the accreted principal amount which will be equal to the original principal amount of one thousand dollars per debenture plus the accreted interest.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


The debentures will mature on June 15, 2034, unless earlier converted, redeemed or repurchased by the Company. The Company may redeem some or all of the debentures for cash, at any time and from time to time, on or after June 20, 2011 at a redemption price equal to 100% of the accreted principal amount of the debentures to be redeemed, plus accrued and unpaid interest. Holders have the right to require the Company to repurchase some or all of the debentures for cash at a repurchase price equal to 100% of the accreted principal amount of the debentures to be repurchased, plus accrued and unpaid interest on June 15, 2011, June 15, 2014, June 15, 2019, June 15, 2024 and June 15, 2029, or if the Company undergoes a fundamental change as defined in the debentures agreement. The Company intends to use the net proceeds from the offering for general corporate purposes, which may include future acquisitions.

A Singaporean shirt manufacturing joint venture 50% owned by the Company has a $5,300 credit facility. The Company has guaranteed one half of the borrowings under this facility. At January 29, 2005, $2,673 was outstanding under this facility.

NOTE 7.  LEASES
The Company leases substantially all of its office space, certain distribution facilities, retail outlet stores, and certain machinery and equipment under operating leases having remaining terms ranging up to 9 years, excluding renewal terms. Rent under leases with scheduled rent changes or lease concessions is recorded on a straight-line basis over the lease term. Rent expense under all operating leases for 2004 totaled $37,234 ($38,241 for 2003, and $34,781 for 2002).

The future minimum lease payments under capital and operating leases at January 29, 2005 were as follows:

                                                   Capital        Operating
                                                 -----------    -----------
2005                                             $       154    $    30,375
2006                                                       5         26,871
2007                                                       -         23,571
2008                                                       -         14,780
2009                                                       -          9,148
Thereafter                                                 -         10,344
                                                 -----------    -----------
Total minimum lease payments                     $       159    $   115,089
                                                                ===========
Less amount representing interest                         (5)
                                                 -----------

Present value of net minimum lease payments      $       154
                                                 ===========

Minimum operating lease payments were not reduced for future minimum sublease rentals of $936.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


NOTE 8.  RETIREMENT BENEFITS
Various contributory and/or noncontributory retirement plans cover substantially all domestic and certain foreign employees. Total retirement benefits expense includes the following:

                                                  2004           2003            2002
                                               -----------    -----------    -----------
Defined contribution plans                     $     5,959    $     5,587    $     6,378
Single-employer defined benefit plans                1,815            862          1,308
Multi-employer defined benefit plan                    333            512            941
                                               -----------    -----------    -----------

Total retirement benefits expense              $     8,107    $     6,961    $     8,627
                                               ===========    ===========    ===========

Defined Contribution Plans:
The Company maintains the Kellwood Company Retirement Plan (the 401(k) Plan) under Section 401(k) of the Internal Revenue Code. Full-time employees, or part-time employees working a minimum of 20 hours per week, over the age of 21 are eligible to participate in the 401(k) Plan after reaching the first of the month following their one month anniversary of continuous employment. The 401(k) Plan includes an employer contribution of an amount equal to 100% of the first 3% of an employee's contribution and 50% of the next 2% of an employee's contribution. Under the terms of the 401(k) Plan, a participant is 100% vested in the matching contributions immediately.

The Company's Smart Shirts subsidiary in Hong Kong maintains the Mandatory Provident Fund (MPF). Both employer and employee contribute 5% of the employee's gross salary, which is subject to a maximum.

Single-Employer Defined Benefit Plans:
The Company's Smart Shirts subsidiary maintains a defined benefit plan for certain of its employees. This plan was closed to new hires after December 1, 2000.

The Company's Gerber subsidiary maintains a defined benefit plan for certain of its employees; this plan was frozen effective December 2002.

The Company is using a December 31 measurement date for these plans.

Summarized information on the Company's single-employer defined benefit plans (Gerber and Smart Shirts) is as follows:

                                                                   2004            2003           2002
                                                                -----------     ----------     -----------
Components of Net Periodic Pension Cost:
   Service cost                                                 $       903     $      550     $       982
   Interest cost                                                      2,742          2,361           1,643
   Expected return on plan assets                                    (2,173)        (2,112)         (1,444)
   Amortization of prior service costs and actuarial losses             343             63             127
                                                                -----------     ----------     -----------
   Net periodic pension cost                                    $     1,815     $      862     $     1,308
                                                                ===========     ==========     ===========

The weighted average key actuarial assumptions used to determine:

   Benefit obligations:
     Discount rate                                                      5.8%           6.0%            6.3%
     Expected long-term rate of return on plan assets                   6.8%           6.6%            7.3%
   Net periodic benefit cost:
     Discount rate                                                      6.0%           6.3%            6.3%
     Expected long-term rate of return on plan assets                   6.6%           7.3%            7.3%
     Rate of compensation increases                                     3.0%           2.8%            4.5%

The market assumptions for the defined benefit plans are developed using several approaches, including an analysis of historical returns, developing an inflation expectation and real return risk premiums over inflation for each asset class, and developing returns based on the drivers of return for each asset class.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


                                                                   2004            2003
                                                                -----------     ----------
Change in Projected Benefit Obligation:
Projected benefit obligation, beginning of year                 $    40,125     $   39,896
Service cost                                                          1,423            885
Interest cost                                                         2,742          2,361
Actuarial (gain) loss                                                 1,311           (447)
Benefits paid                                                        (4,478)        (2,570)
                                                                -----------     ----------
Projected benefit obligation, end of year                       $    41,123     $   40,125
                                                                ===========     ==========

Change in Plan Assets:
Fair value of plan assets, beginning of year                    $    30,422     $   27,238
Actual return on plan assets                                          3,981          3,255
Employer contributions                                                1,764          2,184
Employee contributions                                                  465            315
Benefits paid                                                        (4,478)        (2,570)
                                                                -----------     ----------
Fair value of plan assets, end of year                          $    32,154     $   30,422
                                                                ===========     ==========

                                                                 1/29/2005      1/31/2004
                                                                -----------     ----------
Reconciliation of funded status to prepaid pension cost:
Funded Status - Plan assets in excess of
        projected benefit obligation                            $    (8,969)    $   (9,703)
Unamortized prior service costs                                          31             44
Unrecognized actuarial losses                                            22            793
                                                                -----------     ----------
Accrued pension costs                                           $    (8,916)    $   (8,866)
                                                                ===========     ==========

Amounts recognized in the consolidated balance sheet consist of the following:

                                                                 1/29/2005      1/31/2004
                                                                -----------     ----------
Prepaid pension costs                                           $         -     $        -
Accrued pension cost                                                (10,367)       (11,161)
Accumulated other comprehensive income                                1,451          2,295
                                                                -----------     ----------
Net amount recognized                                           $    (8,916)    $   (8,866)
                                                                ===========     ==========

The decrease in the minimum liability included in other comprehensive income in 2004 was $844 (an increase of $1,458 for 2003). The accumulated benefit obligation for all defined benefit pension plans was $39,187 and $38,745 at January 29, 2005 and January 31, 2004, respectively. The Smart Shirts pension plan had an accumulated benefit obligation in excess of plan assets as follows:

                                                                        Smart Shirts
                                                                 1/29/2005      1/31/2004
                                                                -----------     ----------
Projected benefit obligation                                    $    10,457     $    9,935
Accumulated benefit obligation                                        8,521          8,555
Fair value of plan assets                                             7,197          6,743

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


The weighted average asset allocations for each of the Company's pension plans by asset category are as follow:

                                                                Gerber Plan Assets         Smart Shirts Plan Assets
                                                              ---------------------        ------------------------
Asset Category                                                  2004         2003              2004         2003
                                                              --------     --------          -------      -------
Equity securities                                                  71%          70%              41%          28%
Debt securities                                                    28%          29%              57%          71%
Other                                                               1%           1%               2%           1%
                                                              --------     --------          -------      -------
                                                                  100%         100%             100%         100%
                                                              ========     ========          =======      =======

Gerber's retirement assets are invested in a series of broadly diversified asset class specific portfolios. Assets are allocated to these funds in accordance with the strategic target allocation as follows: equity of 67%, debt of 30% and cash of 3%. Smart Shirts investment policies are to maintain solvency for the future, establish an overall average company contribution rate and ensure the ability to pay short-term distributions. The target allocations for the Smart Shirts plan assets are 30 - 40% in equities with a minimal balance in cash and the remainder of the assets in bonds.

The Company expects to contribute approximately $690 to their pension plans during 2005.

The Plans expect to make payments ranging from $2,300 to $3,100 for the next five years and payments totaling $17,700 for the years 2010 through 2014.

Multi-Employer Defined Benefit Plan:
Certain of the Company's subsidiaries make contributions to a multi-employer defined benefit plan on behalf of their participating employees. The plan administrator estimates that if the Company were to withdraw from the plan, its potential liability for unfunded plan benefits would be approximately $4,754 as of December 31, 2003, the date of the most recent actuarial valuation report.

NOTE 9.  STOCK PLANS
The amended Restricted Stock Compensation Plan of 1969 and the Corporate Development Incentive Plan of 1986 provide for the granting of common stock to key employees as performance and incentive bonuses. The shares granted may not be transferred, sold, pledged or otherwise disposed of prior to the lapse of certain restrictions. There was no expense recorded under these plans for 2004 ($4,505 for 2003 and $2,906 for 2002). At January 29, 2005,
there were 983,968 shares available to be granted under these plans to qualified employees.

Options to purchase common stock have been granted to key employees under various plans at option prices not less than the fair market value on the date of the grant. At January 29, 2005, 214 officers and other key employees held options to purchase shares. The options expire 10 years after grant on dates ranging from August 24, 2005 to June 4, 2014 and are exercisable in cumulative installments only after stated intervals of time and are conditional upon active employment, except for periods following disability or retirement.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


The fair value of options granted (which is recorded as expense over the option vesting period in determining the pro forma impact), utilized in the disclosures contained in Note 1 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                   2004            2003           2002
                                                                -----------     ----------     -----------
Expected option life                                              6 years         6 years         6 years
Risk-free interest rate                                                                               5.1%
                                                                      3.0%            2.6%        to  5.3%
Expected volatility of
   Kellwood stock                                                    36.8%           37.7%           37.3%
Expected dividend yield on
   Kellwood stock                                                                     2.1%
                                                                      1.5%         to 2.6%            2.5%

The weighted-average grant date fair value of options granted was $14.58 for 2004, $7.56 for 2003 and $8.51 for 2002. Presented below is a summary of stock option plans' activity for the years and as of the dates shown:

 (Shares in 000's)                       2004                         2003                        2002
                               -------------------------    -------------------------   -------------------------
                                              Exercise                     Exercise                    Exercise
                                 Options      Price (1)       Options      Price (1)      Options      Price (1)
                               -----------  ------------    -----------   -----------   -----------   -----------
Beginning Balance                    2,930  $      23.98          3,312   $     23.25         3,097   $     22.35
   Granted                             610         42.37            573         25.15           689         25.57
   Exercised                          (792)        23.50           (798)        21.87          (388)        20.29
   Forfeited or expired               (115)        26.68           (157)        23.54           (86)        22.88
                               -----------  ------------    -----------   -----------   -----------   -----------
Ending Balance                       2,633  $      28.26          2,930   $     23.98         3,312   $     23.25
                               -----------  ------------    -----------   -----------   -----------   -----------
Exercisable at
   Year-end                          1,048  $      24.15          1,354   $     24.11         1,702   $     23.12
                               -----------  ------------    -----------   -----------   -----------   -----------

Options outstanding and exercisable at January 29, 2005 include the following:

 (Shares in 000's)           Options outstanding                    Options exercisable
                    --------------------------------------         ----------------------
   Range of         Remaining                   Exercise                       Exercise
    Prices          Life (1)      Options       Price (1)          Options     Price (1)
                    ---------     --------      ----------         -------   ------------
$16.13 - 16.97      4.8 years          225      $    16.86             139   $      16.80
$20.31 - 29.67      5.9 years        1,661           24.37             759          23.86
$32.28 - 36.00      3.3 years          150           32.38             150          32.38
$42.31 - 42.37      9.1 years          597           42.37               -            N/A
                    ---------     --------      ----------         -------   ------------
$16.13 - 42.37      6.4 years        2,633      $    28.26           1,048   $      24.15
                                  ========      ==========         =======   ============

(1) Weighted Average

On March 10, 2005, the Company's Board of Directors approved an acceleration of the exercisability of all unvested portions of stock options granted to employees and executive officers on March 4, 2004, pursuant to the Kellwood Company 1995 Omnibus Incentive Stock Plan. These options have an exercise price greatly in excess of current stock price (are underwater), and are not fully achieving the original objective of incentive compensation. Management believes that the acceleration will have a positive effect on employee and executive officer morale, retention and perception of option value. In addition, the acceleration eliminates future compensation expense the Company would otherwise recognize in its income statement with respect to these options once FASB Statement No. 123R (Share-Based Payment) becomes effective in 2005. Due to the significant difference between the current stock price and the option exercise price, it is unlikely that the expense otherwise required will accurately reflect compensation received. The Company does not view acceleration of the ability to exercise as a grant of a substantive additional financial benefit to the option holder.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


There are approximately 455,000 unvested options, having an exercise price of $42.37 per share subject to this acceleration (approximately 100,000 of these options are held by the executive officers). These options would have vested over the next four years at a rate of 25% per year. This acceleration of vesting approved by the Board of Directors is effective as of March 10, 2005. The maximum future pre-tax expense which would have been recognized subsequent to the adoption of FASB Statement No. 123R on August 1, 2005 is approximately $6.1 million (of which approximately $1.4 million is attributable to options held by executive officers). This amount will instead be reflected in pro forma footnote disclosure to the first quarter 2005 financial statements, which is in accordance with FASB Statement No. 123.

NOTE 10.  CAPITAL STOCK
The reported outstanding shares of common stock have been reduced by treasury stock totaling 6,402,435 shares at January 29, 2005 (6,690,299 shares at January 31, 2004).

Authorized capital includes 500,000 shares of preferred stock, none of which have been issued.

Nonvoting share purchase rights, exercisable only upon satisfaction of certain conditions, entitle the holder to purchase Series A Junior Preferred Stock (160,000 shares reserved) or, under certain conditions, common shares at prices specified in the rights agreement. None of the rights were exercisable as of January 29, 2005.

In September 2000 the Board of Directors authorized the Company to repurchase up to an additional ten percent of the outstanding shares of its Common Stock (up to approximately 2.27 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Any purchases pursuant to this authorization will be financed out of the Company's cash resources. As discussed in Note 6, certain debt covenants may limit purchases under this authorization. No purchases have been made pursuant to this authorization nor are any planned at this point in time.

NOTE 11.  INCOME TAXES

                                                      2004            2003           2002
                                                   -----------    -----------     -----------
The provision for income taxes consists of:
Current:
   Domestic:
       Federal                                     $    12,257    $    33,941     $    11,381
       State                                               662          2,702             977
   Foreign                                               4,973          4,235           3,504
                                                   -----------    -----------     -----------
Total current provision for income taxes                17,892         40,878          15,862
Deferred (primarily federal)                            18,621         (3,040)          5,736
                                                   -----------    -----------     -----------
Total provision for income taxes                   $    36,513    $    37,838     $    21,598
                                                   ===========    ===========     ===========

The sources of income before income taxes are:
   United States                                   $    79,983    $    83,292     $    37,447
   Foreign                                              26,624         27,183          25,414
                                                   -----------    -----------     -----------
Kellwood total                                     $   106,607    $   110,475     $    62,861
                                                   ===========    ===========     ===========

Current income taxes are the amounts payable under the respective tax regulations on each year's earnings and on foreign earnings remitted during the year. A reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

                                                      2004            2003           2002
                                                   -----------    -----------     ----------
Statutory rate                                           35.0%          35.0%          35.0%
State taxes, net of federal benefit                       1.4            1.4            1.4
Foreign tax rate differential and other                  (2.1)          (2.1)          (2.1)
                                                   -----------    -----------     ----------
                                                         34.3%          34.3%          34.3%
                                                   ===========    ===========     ==========

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


Deferred income tax liabilities and assets consisted of the following:

                                                     1/29/05        1/31/04
                                                   -----------    -----------
Employee related costs                             $    10,231    $    13,286
Depreciation and amortization                          (19,620)       (11,381)
Allowance for asset valuations                          22,920         27,077
Other                                                   (9,390)        (8,286)
                                                   -----------    -----------
Net deferred income tax assets / (liabilities)     $     4,141    $    20,696
                                                   ===========    ===========

Included in:
   Current deferred taxes and prepaid expenses     $    33,964    $    44,546
   Deferred income taxes and other                     (29,823)       (23,850)
                                                   -----------    -----------
Net deferred income tax assets / (liabilities)     $     4,141    $    20,696
                                                   ===========    ===========

The other deferred tax liability shown above consists substantially of deferred tax liabilities for undistributed foreign earnings not considered to be permanently invested, partially offset by deferred tax assets for accrued expenses not deductible until paid.

Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are currently expected to be permanently reinvested abroad. Undistributed foreign earnings that we currently consider to be permanently reinvested abroad totaled approximately $63,600 through January 29, 2005.

NOTE 12.  EARNINGS PER SHARE
Earnings per share have been calculated as follows:

                                                      2004            2003           2002
                                                   -----------    ------------    -----------
Numerators:
   Net earnings from continuing operations         $    70,094    $     72,637    $    41,263
   Net earnings from discontinued operations                 -          (1,552)           747
                                                   -----------    ------------    -----------
   Net earnings                                    $    70,094    $     71,085    $    42,010
                                                   ===========    ============    ===========

Denominators (000's):
   Average shares outstanding - Basic                   27,504          26,499         24,564
   Impact of stock options                                 535             601            308
                                                   -----------    ------------    -----------
   Average shares outstanding - Diluted                 28,039          27,100         24,872
                                                   -----------    ------------    -----------

Continuing operations                              $      2.55    $       2.74    $      1.68
Discontinued operations                                      -            (.06)           .03
                                                   -----------    ------------    -----------
   Basic Earnings Per Share                        $      2.55    $       2.68    $      1.71
                                                   ===========    ============    ===========

Continuing operations                              $      2.50    $       2.68    $      1.66
Discontinued operations                                      -            (.06)           .03
                                                   -----------    ------------    -----------
   Diluted Earnings Per Share                      $      2.50    $       2.62    $      1.69
                                                   ===========    ============    ===========

The calculation of diluted earnings per share excludes the impact of the contingent convertible debt and 601,000 stock options in 2004 and 350,000 stock options in 2002 because to include them would have been antidilutive.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


NOTE 13.  COMMITMENTS AND CONTINGENCIES
The Company is currently party to various legal proceedings. While management, including internal counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse impact on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties.

The Company has exclusive license agreements to market apparel under trademarks owned by other parties. These include Calvin Klein(R) and IZOD(R) for women's sportswear, Def Jam(TM) for men's and women's sportswear, Liz Claiborne(R) for women's dresses and suits and XOXO(R) for junior's sportswear and dresses. These agreements contain provisions for minimum royalty and advertising payments based on anticipated sales in future periods. In 2004 the royalty and advertising expense for these agreements totaled $28,182 and $13,242, respectively ($18,941 and $2,231 in 2003 and
$12,335 and $674 in 2002).

Detail of the future minimum payments for all license agreements is as follows:

                                                  Royalties      Advertising
                                                 -----------    ------------
2005                                             $    19,390    $      8,880
2006                                                  23,858           8,318
2007                                                  19,111           7,165
2008                                                  13,612           6,306
2009                                                      50               -
Thereafter                                                50               -
                                                 -----------    ------------
Total                                            $    76,071    $     30,669
                                                 ===========    ============

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


NOTE 14.  INDUSTRY SEGMENT AND GEOGRAPHIC AREA INFORMATION
The Company and its subsidiaries are principally engaged in the apparel and related soft goods industries. The Company's operations are managed in a number of business units that are organized around individual product lines and brands. These business units are aggregated into three major consumer market product groupings along with General Corporate, which represent the Company's reportable segments. These segments are:

     o WOMEN'S SPORTSWEAR designs, merchandises and sells women's sportswear sold through leading retailers in all channels of distribution. The product line includes blazers, dresses, sweaters, blouses, vests, other tops, skirts, pants, and skorts. The business is primarily branded goods sold at the popular-to-moderate price points, but the segment does include some better-to-bridge lines -- upper price point women's sportswear sold principally to small specialty stores, department stores and catalog houses. A partial list of such brands are Sag Harbor(R), Koret(R), Jax(R), David Dart(R), Dorby(TM), My Michelle(R), Briggs New York(R), Northern Isles(R) and David Brooks(R). Calvin Klein(R), XOXO(R), IZOD(R), Liz Claiborne(R) Dresses and Suits, David Meister(TM), and Bill Burns(R) are produced under licensing agreements.

     o MEN'S SPORTSWEAR designs, manufactures and sells men's woven and knit shirts, pants and jeans sold to leading department stores, catalog houses and national chains. The business is primarily private label but also includes a number of branded programs such as Slates(R) business casual shirts, sweaters and tops, Nautica(R), Claiborne(R) and Dockers(R) dress shirts and Phat(R), Def Jam University(TM) and Run Athletics(TM) sportswear.

     o OTHER SOFT GOODS designs, merchandises and sells intimate apparel, infant apparel, and recreation products (tents, sleeping bags, backpacks and related products). The business is primarily branded goods including Kelty(R) and Sierra Design(R) for recreation products, Gerber(R) for infant apparel and Oscar de la Renta Pink Label(R) for intimate apparel.

     o GENERAL CORPORATE includes general and administrative expenses at the corporate level that are not allocated to the above segments.

Management evaluates the performance of its operating segments separately to individually monitor the different factors affecting financial performance. Segment earnings for the three major consumer market product segments includes substantially all of the segment's costs of production, distribution and administration.

Segment net assets measures net working capital, net fixed assets and other noncurrent assets and liabilities of each segment. Goodwill, net intangibles and certain corporate assets, including capitalized software and debt and cash balances, are accounted for at the corporate level and as a result are included in the General Corporate segment net assets. Amortization of intangibles is accounted for at the corporate level and is not allocated to the segments. Capital expenditures exclude the cost of long-lived assets included in acquisitions accounted for under purchase accounting.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


                                                 2004             2003              2002
                                            --------------    -------------     -------------
Net sales:
   Women's Sportswear                       $    1,495,207    $   1,406,296     $   1,313,407
   Men's Sportswear                                638,974          495,193           395,452
   Other Soft Goods                                421,523          444,992           457,695
                                            --------------    -------------     -------------
   Kellwood net sales                       $    2,555,704    $   2,346,481     $   2,166,554
                                            ==============    =============     =============

Segment earnings:(1)
   Women's Sportswear                       $      105,973    $     112,541     $     101,772
   Men's Sportswear                                 62,860           46,332            36,207
   Other Soft Goods                                 20,862           26,787            15,985
   General Corporate                               (45,918)         (43,384)          (46,045)
                                            --------------    -------------     -------------
   Total segments                                  143,777          142,276           107,919
Amortization of intangible assets                   13,434            9,532             5,775
Provision for realignment (2)                            -                -            12,086
Interest expense, net                               25,856           24,674            25,764
Other (income) and expense, net                     (2,120)          (2,405)            1,433
                                            --------------    -------------     -------------
Earnings before income taxes                $      106,607    $     110,475     $      62,861
                                            ==============    =============     =============

Net assets at end of year:
   Women's Sportswear                       $      298,638    $     280,197     $     282,625
   Men's Sportswear                                208,098          181,671           154,230
   Other Soft Goods                                 96,248           82,061           138,294
   General Corporate                               119,092          101,786           (29,383)
                                            --------------    -------------     -------------
   Continuing operations                           722,076          645,715           545,766
   Discontinued operations                          (1,100)          (2,333)           13,353
                                            --------------    -------------     -------------
   Kellwood total                           $      720,976    $     643,382     $     559,119
                                            ==============    =============     =============

Capital expenditures:
   Women's Sportswear                       $        5,094    $       7,379     $       2,049
   Men's Sportswear                                 12,165            5,989             6,640
   Other Soft Goods                                  1,498              812               794
   General Corporate                                 8,679            7,583             5,021
                                            --------------    -------------     -------------
   Continuing operations                            27,436           21,763            14,504
   Discontinued operations                               -               (6)                6
                                            --------------    -------------     -------------
   Kellwood total                           $       27,436    $      21,757     $      14,510
                                            ==============    =============     =============

Depreciation expense:
   Women's Sportswear                       $        6,977    $       6,771     $       7,632
   Men's Sportswear                                  8,340            7,928             7,831
   Other Soft Goods                                  2,688            3,181             3,007
   General Corporate                                 9,147            7,823             6,860
                                            --------------    -------------     -------------
   Continuing operations                            27,152           25,703            25,330
   Discontinued operations                               -              627               839
                                            --------------    -------------     -------------
   Kellwood total                           $       27,152    $      26,330     $      26,169
                                            ==============    =============     =============

(1) Realignment costs included in segment earnings above for 2002 were $673 for Women's Sportswear, $339 for Men's Sportswear and $1,889 for Other Soft Goods.

(2) For 2002 the provision for realignment relates to the segments as follows: $5,900 for Women's Sportswear, $1,503 for Men's Sportswear and $4,683 for Other Soft Goods.

Substantially all sales are to U.S. customers. Sales and transfers between segments were not significant. Approximately $26,677 of the Company's net property, plant and equipment is located in Asia.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


NOTE 15.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION
On March 15, 2005, certain of the Company's subsidiaries became guarantors of the Company's public debt. Each subsidiary guarantor is wholly owned by the Company and organized in the United States. All guarantees are full and unconditional. Non-guarantors primarily consist of subsidiaries of the Company, which are organized outside the United States. The following condensed consolidating statements of earnings, balance sheets and statements of cash flows have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information.

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED JANUARY 29, 2005

                                            Kellwood
                                             Company     Subsidiary      Subsidiary      Consolidating   Consolidated
                                            (Parent)     Guarantors    Non-Guarantors     Adjustments        Total
                                        ---------------  -----------   ---------------  --------------   -------------
Net sales                               $     1,440,895  $   935,775   $       576,609  $     (397,575)  $   2,555,704
Costs and expenses:
    Cost of products sold                     1,184,529      716,594           502,832        (396,257)      2,007,698
    SG&A                                        219,631      137,647            48,269          (1,318)        404,229
    Amortization of intangible assets             1,872       11,523                39               -          13,434
    Interest expense, net                        26,105         (951)              702               -          25,856
    Intercompany interest expense, net            3,867       (3,867)                -               -               -
    Other (income) and expense, net                (142)         278            (2,256)              -          (2,120)
    Intercompany other (income)/
       expense, net                              41,758      (41,758)                -               -               -
                                        ---------------  -----------   ---------------  --------------   -------------
Earnings before income taxes                    (36,725)     116,309            27,023               -         106,607
Income taxes                                    (13,051)      41,334             8,230               -          36,513
Equity in earnings of subsidiaries               93,768         (688)                -         (93,080)              -
                                        ---------------  -----------   ---------------  --------------   -------------
Net earnings from continuing
    operations                                   70,094       74,287            18,793         (93,080)         70,094
Net earnings (loss) from discontinued
    operations, net of tax                            -            -                 -               -               -
                                        ---------------  -----------   ---------------  --------------   -------------
Net earnings                            $        70,094  $    74,287   $        18,793  $      (93,080)  $      70,094
                                        ===============  ===========   ===============  ==============   =============

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED JANUARY 31, 2004

                                            Kellwood
                                             Company     Subsidiary      Subsidiary      Consolidating   Consolidated
                                            (Parent)     Guarantors    Non-Guarantors     Adjustments        Total
                                        ---------------  -----------   ---------------  --------------   -------------
Net sales                               $     1,227,175  $   962,565   $       456,072  $     (299,331)  $   2,346,481
Costs and expenses:
    Cost of products sold                     1,008,377      764,340           378,168        (299,331)      1,851,554
    SG&A                                        182,300      120,215            50,136               -         352,651
    Amortization of intangible assets             2,392        7,096                44               -           9,532
    Interest expense, net                        24,817       (1,430)            1,287               -          24,674
    Intercompany interest expense, net            6,974       (6,974)                -               -               -
    Other (income) and expense, net              (1,152)        (286)             (967)              -          (2,405)
    Intercompany other (income)/
       expense, net                              48,788      (48,788)                -               -               -
                                        ---------------  -----------   ---------------  --------------   -------------
Earnings before income taxes                    (45,321)     128,392            27,404               -         110,475
Income taxes                                    (16,700)      47,311             7,227               -          37,838
Equity in earnings of subsidiaries              102,452         (572)                -        (101,880)              -
                                        ---------------  -----------   ---------------  --------------   -------------
Net earnings from continuing
    operations                                   73,831       80,509            20,177        (101,880)         72,637
Net earnings (loss) from discontinued
    operations, net of tax                       (1,552)           -                 -               -          (1,552)
                                        ---------------  -----------   ---------------  --------------   -------------
Net earnings                            $        72,279  $    80,509   $        20,177  $     (101,880)  $      71,085
                                        ===============  ===========   ===============  ==============   =============

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED FEBRUARY 1, 2003

                                            Kellwood
                                             Company     Subsidiary      Subsidiary      Consolidating   Consolidated
                                            (Parent)     Guarantors    Non-Guarantors     Adjustments        Total
                                        ---------------  -----------   ---------------  --------------   -------------
Net sales                               $     1,200,890  $   783,746   $       341,407  $     (159,489)  $   2,166,554
Costs and expenses:
    Cost of products sold                       999,242      627,983           265,824        (159,489)      1,733,560
    SG&A                                        171,185      104,034            49,856               -         325,075
    Amortization of intangible assets             2,108        3,038               629               -           5,775
    Provision for business and
       facilities realignment                    10,181        1,905                 -               -          12,086
    Interest expense, net                        25,370       (1,106)            1,500               -          25,764
    Intercompany interest expense, net            7,558       (7,558)                -               -               -
    Other (income) and expense, net              (2,121)       3,799              (245)              -           1,433
    Intercompany other (income)/
       expense, net                              43,002      (43,002)                -               -               -
                                        ---------------  -----------   ---------------  --------------   -------------
Earnings before income taxes                    (55,635)      94,653            23,843               -          62,861
Income taxes                                    (20,546)      34,955             7,189               -          21,598
Equity in earnings of subsidiaries               76,926       (4,156)                -         (72,770)              -
                                        ---------------  -----------   ---------------  --------------   -------------
Net earnings from continuing
    operations                                   41,837       55,542            16,654         (72,770)         41,263
Net earnings (loss) from discontinued
    operations, net of tax                          747            -                 -               -             747
                                        ---------------  -----------   ---------------  --------------   -------------
Net earnings                            $        42,584  $    55,542   $        16,654  $      (72,770)  $      42,010
                                        ===============  ===========   ===============  ==============   =============

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


CONDENSED CONSOLIDATING BALANCE SHEET
JANUARY 29, 2005

                                          Kellwood
                                           Company     Subsidiary      Subsidiary     Consolidating    Consolidated
                                          (Parent)     Guarantors    Non-Guarantors    Adjustments         Total
                                      ---------------  ----------    -------------- ----------------   -------------
ASSETS
Current Assets:
    Cash and cash equivalents         $       226,294  $     3,278   $        31,823  $            -   $     261,395
    Receivables, net                           85,408      274,890            21,399               -         381,697
    Inventories                               182,270       80,553            68,779               -         331,602
    Current deferred taxes and
      prepaid expenses                         47,262        3,525             4,433               -          55,220
                                      ---------------  -----------   ---------------  --------------   -------------
      Total current assets                    541,234      362,246           126,434               -       1,029,914
Property, plant and equipment, net             50,862       14,045            30,900               -          95,807
Intercompany (payable) receivable            (940,581)     859,671            80,910               -               -
Intangible assets, net                         10,908      181,050                 -               -         191,958
Goodwill                                        5,344      218,638                 -               -         223,982
Investments in subsidiaries                 1,391,231          245                 -      (1,391,476)              -
Other assets                                   28,200        2,828             5,613               -          36,641
                                      ---------------  -----------   ---------------  --------------   -------------
Total assets                          $     1,087,198  $ 1,638,723   $       243,857  $   (1,391,476)  $   1,578,302
                                      ===============  ===========   ===============  ==============   =============

LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
    Current portion of long-term debt $             -  $       149   $             -  $            -   $         149
    Accounts payable                           97,286       50,952            27,614               -         175,852
    Other accrued expenses                     75,417       34,531            24,198               -         134,146
                                      ---------------  -----------   ---------------  --------------   -------------
      Total current liabilities               172,703       85,632            51,812               -         310,147
Long-term debt                                469,652            5                 -               -         469,657
Deferred income taxes and other                63,530       13,842               150               -          77,522
Shareowners' equity                           381,313    1,539,244           191,895      (1,391,476)        720,976
                                      ---------------  -----------   ---------------  --------------   -------------
Total liabilities and
    shareowners' equity               $     1,087,198  $ 1,638,723   $       243,857  $   (1,391,476)  $   1,578,302
                                      ===============  ===========   ===============  ==============   =============

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


CONDENSED CONSOLIDATING BALANCE SHEET
JANUARY 31, 2004

                                          Kellwood
                                           Company     Subsidiary      Subsidiary     Consolidating    Consolidated
                                          (Parent)     Guarantors    Non-Guarantors    Adjustments         Total
                                      ---------------  ----------    --------------   --------------   -------------
ASSETS
Current Assets:
    Cash and cash equivalents         $       139,851  $     1,656   $        37,648  $            -   $     179,155
    Receivables, net                           40,214      266,197            15,044               -         321,455
    Inventories                               152,367      104,760            58,808               -         315,935
    Current deferred taxes and
      prepaid expenses                         59,868        2,229             4,231               -          66,328
                                      ---------------  -----------   ---------------  --------------   -------------
      Total current assets                    392,300      374,842           115,731               -         882,873
Property, plant and equipment, net             53,283       12,760            28,438               -          94,481
Intercompany (payable) receivable            (889,113)     812,936            76,177               -               -
Intangible assets, net                         11,689      104,375                38               -         116,102
Goodwill                                        5,344      160,174                 -               -         165,518
Investments in subsidiaries                 1,182,313          933                 -      (1,183,246)              -
Other assets                                   29,294        2,780             1,026               -          33,100
                                      ---------------  -----------   ---------------  --------------   -------------
Total assets                          $       785,110  $ 1,468,800   $       221,410  $   (1,183,246)  $   1,292,074
                                      ===============  ===========   ===============  ==============   =============

LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
    Current portion of long-term debt $         2,497  $       246   $             -  $            -   $       2,743
    Accounts payable                           87,481       67,044            24,499               -         179,024
    Other accrued expenses                     60,887       35,338            27,094               -         123,319
                                      ---------------  -----------   ---------------  --------------   -------------
      Total current liabilities               150,865      102,628            51,593               -         305,086
Long-term debt                                271,722          155                 -               -         271,877
Deferred income taxes and other                56,997       14,578               154               -          71,729
Shareowners' equity                           305,526    1,351,439           169,663      (1,183,246)        643,382
                                      ---------------  -----------   ---------------  --------------   -------------
Total liabilities and
    shareowners' equity               $       785,110  $ 1,468,800   $       221,410  $   (1,183,246)  $   1,292,074
                                      ===============  ===========   ===============  ==============   =============

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED JANUARY 29, 2005

                                           Kellwood
                                           Company     Subsidiary      Subsidiary     Consolidating    Consolidated
                                           (Parent)    Guarantors    Non-Guarantors    Adjustments         Total
                                      ---------------  -----------   ---------------  --------------   -------------
NET CASH PROVIDED BY
   (USED IN) OPERATING ACTIVITIES     $        52,735  $    91,356   $         8,470  $      (91,468)  $      61,093
                                      ---------------  -----------   ---------------  --------------   -------------

INVESTING ACTIVITIES:
Additions to property, plant and
   equipment                                  (14,603)      (3,133)           (9,700)              -         (27,436)
Acquisitions, net of cash acquired           (144,722)           -                 -               -        (144,722)
Subordinated note receivable                    2,063            -                 -               -           2,063
Dispositions of fixed assets                      164          134               138               -             436
                                      ---------------  -----------   ---------------  --------------   -------------
Net cash used in
   investing activities                      (157,098)      (2,999)           (9,562)              -        (169,659)
                                      ---------------  -----------   ---------------  --------------   -------------

FINANCING ACTIVITIES:
Borrowings of long-term debt, net
   of financing costs                         195,343            -                 -               -         195,343
Repayments of long-term debt                   (4,448)           -                 -               -          (4,448)
Stock transactions under incentive
   plans                                       17,495            -                 -               -          17,495
Dividends paid                                (17,584)           -                 -               -         (17,584)
Intercompany dividends                              -      (86,735)           (4,733)         91,468               -
                                      ---------------  -----------   ---------------  --------------   -------------
Net cash provided by
   (used in) financing activities             190,806      (86,735)           (4,733)         91,468         190,806
                                      ---------------  -----------   ---------------  --------------   -------------

Net change in cash and cash
   equivalents                                 86,443        1,622            (5,825)              -          82,240
Cash and cash equivalents, beginning
   of year                                    139,851        1,656            37,648               -         179,155
                                      ---------------  -----------   ---------------  --------------   -------------
Cash and cash equivalents, end
   of year                            $       226,294  $     3,278   $        31,823  $            -   $     261,395
                                      ===============  ===========   ===============  ==============   =============

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED JANUARY 31, 2004

                                          Kellwood
                                          Company      Subsidiary      Subsidiary      Consolidating   Consolidated
                                          (Parent)     Guarantors    Non-Guarantors     Adjustments        Total
                                      ---------------  -----------   ---------------  --------------   -------------
NET CASH PROVIDED BY
   (USED IN) OPERATING ACTIVITIES     $       139,234  $   196,274   $        48,749  $     (232,669)  $     151,588
                                      ---------------  -----------   ---------------  --------------   -------------

INVESTING ACTIVITIES:
Additions to property, plant and
   equipment                                  (11,054)      (3,388)           (7,315)              -         (21,757)
Acquisitions, net of cash acquired           (134,537)           -                 -               -        (134,537)
Subordinated note receivable                    2,062            -                 -               -           2,062
Dispositions of fixed assets                      405        1,821             3,467               -           5,693
                                      ---------------  -----------   ---------------  --------------   -------------
Net cash used in
   investing activities                      (143,124)      (1,567)           (3,848)              -        (148,539)
                                      ---------------  -----------   ---------------  -------------- ---------------

FINANCING ACTIVITIES:
Reduction of note payable                        (636)           -                 -               -            (636)
Repayments of long-term debt                  (30,891)           -                 -               -         (30,891)
Stock transactions under incentive
   plans                                       14,292            -                 -               -          14,292
Dividends paid                                (16,982)           -                 -               -         (16,982)
Intercompany dividends                              -     (203,198)          (29,471)        232,669               -
                                      ---------------  -----------   ---------------  --------------   -------------
Net cash provided by
   (used in) financing activities             (34,217)    (203,198)          (29,471)        232,669         (34,217)
                                      ---------------  -----------   ---------------  --------------   -------------

Net change in cash and cash
   equivalents                                (38,107)      (8,491)           15,430               -         (31,168)
Cash and cash equivalents, beginning
   of year                                    177,958       10,147            22,218               -         210,323
                                      ---------------  -----------   ---------------  --------------   -------------
Cash and cash equivalents, end
   of year                            $       139,851  $     1,656   $        37,648  $            -   $     179,155
                                      ===============  ===========   ===============  ==============   =============

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED FEBRUARY 1, 2003

                                          Kellwood
                                          Company      Subsidiary      Subsidiary      Consolidating   Consolidated
                                          (Parent)     Guarantors    Non-Guarantors     Adjustments        Total
                                      ---------------  -----------   ---------------  --------------   -------------
NET CASH PROVIDED BY
   (USED IN) OPERATING ACTIVITIES     $       219,654  $   235,780   $         7,635  $     (244,735)  $     218,334
                                      ---------------  -----------   ---------------  --------------   -------------

INVESTING ACTIVITIES:
Additions to property, plant and
   equipment                                   (6,370)      (1,016)           (7,124)              -         (14,510)
Acquisitions, net of cash acquired            (18,150)           -                 -               -         (18,150)
Subordinated note receivable                  (11,000)           -                 -               -         (11,000)
Dispositions of fixed assets                    2,483        1,394             1,361               -           5,238
                                      ---------------  -----------   ---------------  --------------   -------------
Net cash used in
   investing activities                       (33,037)         378            (5,763)              -         (38,422)
                                      ---------------  -----------   ---------------  --------------   -------------

FINANCING ACTIVITIES:
Reduction of notes payable                     (6,976)           -                 -               -          (6,976)
Repayments of long-term debt                  (22,968)           -                 -               -         (22,968)
Stock transactions under incentive
   plans                                        6,667            -                 -               -           6,667
Dividends paid                                (15,551)           -                 -               -         (15,551)
Intercompany dividends                              -     (224,399)          (20,336)        244,735               -
                                      ---------------  -----------   ---------------  --------------   -------------
Net cash provided by
   (used in) financing activities             (38,828)    (224,399)          (20,336)        244,735         (38,828)
                                      ---------------  -----------   ---------------  --------------   -------------

Net change in cash and cash
   equivalents                                147,789       11,759           (18,464)              -         141,084
Cash and cash equivalents, beginning
   of year                                     30,169       (1,612)           40,682               -          69,239
                                      ---------------  -----------   ---------------  --------------   -------------
Cash and cash equivalents, end
   of year                            $       177,958  $    10,147   $        22,218  $            -   $     210,323
                                      ===============  ===========   ===============  ==============   =============

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


NOTE 16.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarter                                                 First          Second          Third         Fourth
                                                     -----------     -----------    -----------    -----------
FISCAL 2004:
   Net sales                                         $   686,103     $   560,467    $   716,794    $   592,340
   Gross profit                                          154,565         124,393        149,432        119,616

   Net earnings from continuing operations                25,039          10,220         28,353          6,481
   Net earnings (loss) from discontinued operations            -               -              -              -
                                                     -----------     -----------    -----------    -----------
   Net earnings                                      $    25,039     $    10,220    $    28,353    $     6,481
                                                     ===========     ===========    ===========    ===========

   Diluted earnings (loss) per share:
      Continuing operations                          $       .90     $       .36    $      1.01    $       .23
      Discontinued operations                                  -               -              -              -
                                                     -----------     -----------    -----------    -----------
      Net earnings (loss)                            $       .90     $       .36    $      1.01    $       .23
                                                     ===========     ===========    ===========    ===========


FISCAL 2003:
   Net sales                                         $   672,345     $   508,861    $   644,131    $   521,144
   Gross profit                                          136,302         105,368        139,379        113,878

   Net earnings from continuing operations                21,123           7,850         30,869         12,795
   Net earnings (loss) from discontinued operations         (295)         (1,164)          (619)           526
                                                     -----------     -----------    -----------    -----------
   Net earnings                                      $    20,828     $     6,686    $    30,250    $    13,321
                                                     ===========     ===========    ===========    ===========

   Diluted earnings (loss) per share:
      Continuing operations                          $       .80     $       .29    $      1.13    $       .46
      Discontinued operations                               (.02)           (.04)          (.02)           .02
                                                     -----------     -----------    -----------    -----------
      Net earnings (loss)                            $       .78     $       .25    $      1.11    $       .48
                                                     ===========     ===========    ===========    ===========

                                         KELLWOOD COMPANY AND SUBSIDIARIES
                                         ---------------------------------
                                            FIVE YEAR FINANCIAL SUMMARY
                                            ---------------------------
                                   (Dollars in thousands, except per share data)


                                            2004            2003        2002(2), (3)      2001          2000 (1)
                                        -------------  --------------  -------------  -------------  --------------

Fiscal period ended                        1/29/05         1/31/04        2/1/03          2/2/02         2/3/01

Net sales                               $   2,555,704  $    2,346,481  $   2,166,554  $   2,281,763  $    2,362,174

Net earnings from
    continuing operations                      70,094          72,637         41,263         37,730          60,763
Net earnings (loss) from
    discontinued operations                         -          (1,552)           747              -               -
                                        -------------  --------------  -------------  -------------  --------------
Net earnings                            $      70,094  $       71,085  $      42,010  $      37,730  $       60,763
                                        =============  ==============  =============  =============  ==============

Earnings (loss) per share:
   Basic:
     Continuing operations              $        2.55  $         2.74  $        1.68  $        1.66  $         2.57
     Discontinued operations (4)                    -            (.06)           .03              -               -
                                        -------------  --------------  -------------  -------------  --------------
     Net earnings                       $        2.55  $         2.68  $        1.71  $        1.66  $         2.57
                                        =============  ==============  =============  =============  ==============
   Diluted:
     Continuing operations              $        2.50  $         2.68  $        1.66  $        1.65  $         2.57
     Discontinued operations (4)                    -            (.06)           .03              -               -
                                        -------------  --------------  -------------  -------------  --------------
     Net earnings                       $        2.50  $         2.62  $        1.69  $        1.65  $         2.57
                                        =============  ==============  =============  =============  ==============

Cash dividends declared per share       $         .64  $          .64  $         .64  $         .64  $          .64

Cash                                          261,395         179,155        210,323         69,239          10,437
Working capital                               719,767         577,787        589,446        539,827         544,639
Total assets                                1,578,302       1,292,074      1,254,579      1,044,424       1,265,725

Long-term debt                                469,657         271,877        278,115        307,869         411,331
Short-term debt                                   149           2,743         27,232         26,423         131,514
Total debt                                    469,806         274,620        305,347        334,292         542,845

Shareowners' Equity                           720,976         643,382        559,119        456,699         431,096
Equity per Share                                25.71           23.74          22.48          19.94           19.00

(1) During 2000, the Company terminated the Kellwood Company Pension Plan. These actions increased 2000 earning by $13,224 before tax ($8,120 after tax) or $0.34 per basic and diluted share.

(2) During 2002, the Company made the decision to implement realignment actions. These actions decreased 2002 earnings by $14,987 before tax ($9,697 after tax) or $0.40 per basic share ($0.39 per diluted share).

(3) Pursuant to Statement of Financial Accounting Standards No. 142, the Company adopted new accounting for goodwill beginning in 2002. Under this new accounting, goodwill is no longer amortized.

(4) During fiscal 2003, the Company decided to discontinue their True Beauty by Emme(R) operations and sold their domestic and European Hosiery operations. As such, these operations have been reflected as discontinued operations for all periods presented.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
----------------------------------------------------

The management of Kellwood Company is responsible for the preparation of the financial statements and other financial information included in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management has also included in the Company's financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

PricewaterhouseCoopers LLP audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, the internal auditors and PricewaterhouseCoopers LLP to discuss accounting, control, auditing and financial reporting matters. Both the internal auditors and PricewaterhouseCoopers LLP have direct access to the Audit Committee.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
----------------------------------------------------------------

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a- 15(f). Under the supervision and with the participation of our management, including the Company's Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of January 29, 2005.

Management's assessment of the effectiveness of our internal control over financial reporting as of January 29, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
-------------------------------------------------------

To the Shareowners and Board of Directors of Kellwood Company:

We have completed an integrated audit of Kellwood Company's 2004 consolidated financial statements and of its internal control over financial reporting as of January 29, 2005 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements
---------------------------------

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareowners' equity present fairly, in all material respects, the financial position of Kellwood Company and its subsidiaries at January 29, 2005 and January 31, 2004, and the results of their operations and their cash flows for the years ended January 29, 2005, January 31, 2004 and February 1, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting
-----------------------------------------

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of January 29, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
St. Louis, Missouri
March 10, 2005, except for Note 15 which is as of March 15, 2005