Form 10-K/A, Exhibit 13
period 2005-01-29
KELLWOOD CO
filed 2006-01-13
CIK 55080

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

The Company's internal reporting utilizes net earnings, earnings per share and gross profit excluding the facilities realignment costs discussed below. Management evaluates each of its business units using these measures in order to isolate the results of ongoing operations by excluding the charge, which was infrequent and unusual. Therefore, throughout management's discussion and analysis of financial condition and results of operations, there will be a discussion of operating results both including and excluding the facilities realignment costs. The amounts that exclude the facilities realignment costs are non-GAAP measures and may not be comparable to measures used by other entities.

OPERATING RESULTS
-----------------

On December 1, 2005, the Company concluded to restate herein its previously issued consolidated statement of operations for the fiscal years ended January 29, 2005 and January 31, 2004, consolidated statement of cash flows for the fiscal years ended January 29, 2005 and January 31, 2004, and consolidated balance sheet at January 29, 2005 and January 31, 2004. This restatement corrects accounting errors detailed below. Additionally, all affected amounts described in Management's Discussion and Analysis of Financial Condition and Results of Operations have been restated.

Accrual of Freight, Duty and Agents' Commission Costs

Prior to the completion of the financial statements for the three and nine months ended October 29, 2005, the Company determined that it incorrectly accounted for freight, duty and agents' commission costs related to imports of goods at a regional accounting center which resulted in the understatement of accounts payable and cost of products sold. The Company identified this issue after the regional accounting center was centralized into the Company's financial services operations in St. Louis and subsequent review of accounting processes.

After discovering the error, the Company corrected the accounting processes during the third quarter of 2005 so that there was an appropriate cutoff at October 29, 2005. Additionally, the Company reviewed the accruals for freight, duty and agents' commission costs at prior interim and year-end reporting dates. This review has been completed for the periods necessary to correctly present all of the periods contained in these financial statements on a restated basis.

The accounting error caused an understatement of cost of products sold in prior periods and a cumulative overstatement of earnings before income taxes of $7.9 ($5.0 after tax) as of January 29, 2005. The Company has determined that the accounting error overstated earnings before income taxes for the 2004 fiscal year ended January 29, 2005 by $6.0 ($3.8 after tax) and for the 2003 fiscal year ended January 31, 2004 by $4.7 ($2.9 after tax). The accounting error understated earnings before income taxes for periods prior to fiscal year 2003, cumulatively, by $2.7 ($1.7 after tax). As discussed below, this amount was recorded in the first quarter of the 2003 fiscal year.

Death Benefits Program

In 2004 the Company determined that it had underaccrued for liabilities related to a Death Benefit Program that covers three present and nine former senior executives. This program was initiated in the early 1980's and is being phased out with no new participants since prior to 2000. Beginning in 2004, the Company began to record an annual charge in the amount necessary to appropriately state expense in each period. The Company did not record the past underaccrual at January 31, 2004 as it concluded that it was immaterial.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


The accounting error resulted in an understatement of selling, general and administrative expenses and an overstatement of earnings before income taxes for the fiscal year ended January 31, 2004 of $0.3 ($0.2 after tax). The accounting error resulted in a cumulative understatement of selling, general and administrative expenses and a cumulative overstatement of earnings before income taxes for periods prior to fiscal year 2003 of $3.6 ($2.3 after tax). Prior to the 2003 fiscal year, deferred income taxes and other on the Company's balance sheet was understated by $3.6 ($2.3 after tax). As discussed below, these amounts were recorded in the first quarter of the 2003 fiscal year.

Amounts for the Years Prior to 2003

The Company determined that the underaccruals of freight, duty and agents' commission costs and the accrued death benefit liability related to periods prior to fiscal year 2003 were not material to the fiscal year 2003, 2002 or prior years' financial statements. As such, the Company recorded the cumulative amount for periods prior to fiscal year 2003 related to the freight, duty and agents' commission costs and the death benefit program in the first quarter of the 2003 fiscal year. These individual and combined amounts and the related increase (decrease) to earnings are as follows:

                                                      Before Tax     After Tax
                                                     ------------  -------------
     Freight, duty and agents' commission costs      $        2.7  $         1.7
     Death benefits program                                  (3.6)          (2.3)
                                                     ------------  -------------
     Cumulative amount                               $       (0.9) $        (0.6)
                                                     ============  =============

Operating Results
The apparel industry has experienced deflation for many years. As a result, the Company's sales growth has come from acquisitions and investment in new brands and initiatives. Earnings growth has come from increased sales and control over costs. Sales for the year ended January 29, 2005 were $2,555.7, up $209.2 or 8.9% from $2,346.5 in 2003. Sales increases were primarily due to the acquisition of Phat Fashions, LLC and Phat Licensing, LLC (together referred to as Phat) on February 3, 2004 of $73.3 for the year and growth in the base business of $135.9 for the year largely as a result of key new brands and marketing initiatives put in place during the last nine months of 2003, which included the following new brands:

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

The Company's gross margin percentage increased to 21.2% in 2004 from 21.0% in 2003 due to the acquisition of Phat partially offset by decreases in the gross margin percent in the Women's Sportswear and Other Soft Goods segments. The decrease in the gross margin percent in the Women's Sportswear segment was due to a weak and highly promotional women's sportswear market, along with some fashion missteps and merchandising assortment issues. These factors resulted in providing a higher level of markdown assistance to the retailers, which negatively impacted the gross margin percent. In addition, there was a higher level of off-priced sales related to early Spring 2005 merchandise. The decrease in gross margin at the Other Soft Goods segment was due to sourcing and logistical execution difficulties resulting in additional markdowns and inventory reserves.

SG&A as a percent of sales increased to 15.8% in 2004 from 15.2% in 2003 due to the acquisition of Phat and additional spending on key new brands and marketing initiatives. Lower than anticipated sales associated with the new brands and marketing initiatives also had a negative impact on SG&A as a percent of sales.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


Many of these new brands were obtained through licensing agreements, which commit the Company to certain minimum guaranteed royalty payments during the term of the license. The investments made in these key new brands and marketing initiatives are expected to more favorably impact net earnings in 2005 due to the expected growth in sales, improvement in the women's sportswear market and reduction in markdown assistance for the retailers.

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

DISCONTINUED OPERATIONS. On October 30, 2003 the Company finalized an agreement to sell their Hosiery operations. As such, the operations of the Hosiery business are accounted for as discontinued operations. The sale of the entire Hosiery operations closed in November 2003. Prior to being classified as discontinued, the Hosiery operations were included in the Men's Sportswear segment. See financial statement Note 4.

During the fourth quarter of 2003, the Company decided to discontinue their True Beauty by Emme(R) (True Beauty) operations. This included the termination of the related license agreement. As such, the operations of True Beauty ceased in the fourth quarter of 2003 and have been accounted for as discontinued operations. Prior to being classified as discontinued, True Beauty was included in the Women's Sportswear segment. See financial statement Note 4.

FISCAL 2004 VS. 2003
--------------------
Summarized comparative financial data for fiscal 2004 and 2003 are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

                                              Amounts                % change           % of Sales
                                        2004           2003            03-04         2004         2003
                                    -------------  -------------  --------------  -----------  ----------
Net sales                           $     2,555.7  $     2,346.5          8.9%       100.0%       100.0%
Cost of products sold                     2,013.7        1,853.5          8.6%        78.8%        79.0%
                                    -------------  -------------  ------------    ---------    ---------
Gross profit                                542.0          493.0          9.9%        21.2%        21.0%
SG&A                                        404.2          356.6         13.3%        15.8%        15.2%
                                    -------------  -------------  ------------    ---------    ---------
Operating earnings before
   amortization (1)                         137.8          136.4          1.0%         5.4%         5.8%
Amortization of intangibles                  13.4            9.5         40.9%         0.5%         0.4%
                                    -------------  -------------  ------------    ---------    ---------
Operating earnings                          124.4          126.9         (2.0%)        4.9%         5.4%
Interest expense, net                        25.9           24.7          4.8%         1.0%         1.1%
Other (income) & expense, net                (2.1)          (2.4)       (11.9%)       (0.1%)       (0.1%)
                                    -------------  -------------  ------------    ---------    ---------
Earnings before taxes                       100.6          104.6         (3.8%)        3.9%         4.5%
Income taxes                                 34.3           35.7         (3.9%)        1.3%         1.5%
                                    -------------  -------------  ------------    ---------    ---------
Net earnings from
   continuing operations            $        66.3  $        68.9         (3.8%)        2.6%         2.9%
                                    =============  =============  ============    =========    =========
Effective tax rate                          34.1%          34.1%
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

GROSS PROFIT for 2004 was $542.0 or 21.2% of sales increasing $49.0 or 0.2% of sales versus $493.0 or 21.0% of sales reported in 2003. The improvement in the Company's gross margin rate in 2004 resulted from the acquisition of Phat partially offset by decreases in the gross margin percent in the Women's Sportswear and Other Soft Goods segments. The decrease in the gross margin percent in the Women's Sportswear segment was due to the increased provision for discounts, returns and allowances as discussed in the previous paragraph, as well as a higher level of off-priced sales related to early Spring 2005 merchandise. The decrease in gross margin at the Other Soft Goods segment was due to sourcing and logistical execution difficulties resulting in additional markdowns and inventory reserves.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A) increased $47.6 or 13.3% to $404.2 in 2004 compared to $356.6 in 2003. Approximately one half of the increase is due to the acquisition of Phat. The remaining increase is due to increased spending related to key new brands and marketing initiatives partially offset by decreases in SG&A related to the base business.

AMORTIZATION of intangible assets for 2004 increased to $13.4 from $9.5 in 2003 as a result of the amortization of identified intangible assets related to Phat. Identified intangible assets are amortized over their estimated economic useful lives.

INTEREST EXPENSE, NET increased $1.2 from 2003 primarily due to the issuance of the convertible debentures during the second quarter of 2004.

INCOME TAXES. The Company's effective tax rate for 2004 was 34.1%. This rate is consistent with the full-year 2003 effective tax rate. The effective tax rate was less than the U.S. statutory rate due to lower tax rates on undistributed foreign earnings considered to be permanently reinvested abroad.

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


FISCAL 2003 VS. 2002
--------------------
Summarized comparative financial data for fiscal 2003 and 2002 are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

                                              Amounts                % change           % of Sales
                                       2003            2002            02-03         2003         2002
                                    -----------    -------------  --------------  -----------  ----------
Net sales                           $     2,346.5  $     2,166.6          8.3%       100.0%       100.0%
Cost of products sold                     1,853.5        1,733.6          6.9%        79.0%        80.0%
                                    -------------  -------------  ------------    ---------    ---------
Gross profit                                493.0          433.0         13.9%        21.0%        20.0%
SG&A                                        356.6          325.1          9.7%        15.2%        15.0%
                                    -------------  -------------  ------------    ---------    ---------
Operating earnings before
   amortization and
   realignment costs (1)                    136.4          107.9         26.4%         5.8%         5.0%
Amortization of intangibles                   9.5            5.8         65.1%         0.4%         0.3%
Facilities realignment                          -           12.1           NM          0.0%         0.6%
                                    -------------  -------------  ------------    ---------    ---------
Operating earnings                          126.9           90.1         40.8%         5.4%         4.2%
Interest expense, net                        24.7           25.8         (4.2%)        1.1%         1.2%
Other (income) & expense, net                (2.4)           1.4           NM         (0.1%)        0.1%
                                    -------------  -------------  ------------    ---------    ---------
Earnings before taxes                       104.6           62.9         66.3%         4.5%         2.9%
Income taxes                                 35.7           21.6         65.3%         1.5%         1.0%
                                    -------------  -------------  ------------    ---------    ---------
Net earnings from
   continuing operations            $        68.9  $        41.3         66.8%         2.9%         1.9%
                                    =============  =============  ============    =========    =========
Effective tax rate                          34.1%          34.3%
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

GROSS PROFIT for 2003 was $493.0 or 21.0% of sales increasing $60.0 or 1.0% of sales versus $433.0 or 20.0% of sales reported in 2002. Included in gross profit for 2002 is $2.9 in facilities realignment costs. Excluding facilities realignment costs, gross profit for 2003 increased $57.1 or 0.9% of sales. The improvement in the Company's gross margin rate in 2003 resulted from cost reductions due to reductions in sales of lower-margin business, expansion of sourcing through the Company's newly established trading company, having less surplus and obsolete inventory, and efficiencies resulting from more effective utilization of distribution facilities.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A) increased $31.5 or 9.7% to $356.6 in 2003 compared to $325.1 in 2002. Approximately 70% of the increase is due to the acquisitions of Briggs and Gerber. The remaining increase is due to increased spending related to key new brands and marketing initiatives partially offset by decreases in SG&A related to the base business.

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

INCOME TAXES. The Company's effective tax rate for 2003 was 34.1%. This rate is slightly lower than the full-year 2002 effective tax rate. The effective tax rate was less than the U.S. statutory rate due to lower tax rates on undistributed foreign earnings considered to be permanently reinvested abroad.

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

Through January 29, 2005 these realignment actions resulted in the Company closing five warehouse operations and four manufacturing facilities, reducing employment and terminating a license agreement. These costs related to these actions include employee severance, vacant facilities costs, and other cash realignment costs including minimum royalties and customer markdowns on a discontinued license agreement. The Company completed the realignment actions during the second quarter of 2004. See financial statement Note 5.

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

Sales and segment earnings by segment for fiscal 2004, 2003 and 2002 were as follows (amounts are presented based on actual data, therefore columns may not add due to rounding):

                                                    Amounts                                  % change
                                    -----------------------------------------       ---------------------------
                                        2004          2003            2002             '03-'04       '02-'03
                                    -------------  -----------    -----------       -------------  ------------
   Net sales
   ---------
   Women's Sportswear               $     1,495.2  $   1,406.3    $   1,313.4               6.3%           7.1%
   Men's Sportswear                         639.0        495.2          395.5              29.0%          25.2%
   Other Soft Goods                         421.5        445.0          457.7              (5.3%)         (2.8%)
                                    -------------  -----------    -----------       ------------   ------------
   Kellwood total                   $     2,555.7  $   2,346.5    $   2,166.6               8.9%           8.3%
                                    =============  ===========    ===========       ============   ============

   Segment earnings
   ----------------
   Women's Sportswear               $       100.2  $     110.7    $     101.8              (9.5%)          9.3%
   Men's Sportswear                          62.7         46.2           36.2              35.7%          27.9%
   Other Soft Goods                          20.9         26.8           16.0             (22.1%)         67.6%
   General Corporate                        (45.9)       (47.3)         (46.0)             (3.0%)          2.8%
                                    -------------  -----------    -----------       -------------  ------------
   Total segment earnings           $       137.8  $     136.4    $     107.9               1.0%          26.4%
                                    =============  ===========    ===========       ============   ============

   Segment earnings margins
   ------------------------
   Women's Sportswear                        6.7%         7.9%           7.7%
   Men's Sportswear                          9.8%         9.3%           9.2%
   Other Soft Goods                          4.9%         6.0%           3.5%
   General Corporate                           NM           NM             NM
                                    -------------  -----------     ----------
   Total segment earnings                    5.4%         5.8%           5.0%
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

Women's Sportswear segment earnings for 2004 were $100.2 or 6.7% of net sales, down $10.5 or 9.5% from last year. The primary reasons for the decrease in segment earnings during 2004 were increased markdowns and an increase in SG&A expense as a result of spending on key new brands and marketing initiatives.

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

Women's Sportswear segment earnings for 2003 were $110.7 or 7.9% of net sales, up $8.9 from last year and improved as a percent of sales by 0.2%. The primary reason for the increase in segment earnings during 2003 was the acquisition of Briggs, partially offset by decreased earnings in the other Women's Sportswear business units. The decrease in the other Women's Sportswear business units was due to lower sales volume and increased costs for new brands and initiatives.

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

Segment earnings for 2004 were $62.7, up $16.5 from last year. The improvement in earnings came from higher sales volume and the acquisition of Phat ($8.1 for 2004) partially offset by increased SG&A spending attendant with the growth in the base business.

Sales of Men's Sportswear increased $99.7 or 25.2% in 2003 to $495.2. The increase in sales for 2003 was due to several new brands and marketing initiatives, including Claiborne(R) and Dockers(R) dress shirts, Def Jam University(TM) and Run Athletics(TM) activewear, and increased sales in the private label bottoms business.

Segment earnings for 2003 were $46.2, up $10.0 from last year. The improvement in earnings came from higher sales volume and gross margin improvement resulting from better utilization of manufacturing capacity and improved plant efficiency.

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

GENERAL CORPORATE. General corporate expenses decreased $1.4 to $45.9 in 2004 from $47.3 in 2003 primarily as a result of the recording of the Death Benefits Accrual in 2003 described in financial statement Note 2 to the financial statements.

General corporate expenses increased $1.3 to $47.3 in 2003 from $46.0 in 2002 primarily as a result of the recording of the Death Benefits Accrual in 2003 described in financial statement Note 2 to the financial statements.

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


FINANCIAL CONDITION
-------------------
Cash flow from operations is the Company's primary source of funds to finance operating needs, capital expenditures, debt service and acquisitions. The Company uses financial leverage to minimize the overall cost of capital and maintain adequate operating and financial flexibility. Management monitors leverage through its debt-to-capital ratio (defined as total debt divided by the sum of total debt and total shareowners' equity, or total capital). As of January 29, 2005, the Company's debt-to-capital ratio was 39.7%, up 9.7% from January 31, 2004 due to the privately placed convertible debt discussed below.

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

     o Accounts payable and accrued expenses increased $11.4 to $313.5 at January 29, 2005 from $302.1 at January 31, 2004 as a result of timing of inventory receipts and related payments.

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

The purchase price (including acquisition costs) for Briggs was $133.8 in cash and 0.5 million shares of Kellwood common stock valued at $11.9. Additional cash purchase consideration will be due if Briggs achieves certain specified financial performance targets through 2006. Such consideration, if earned, would be accounted for as goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual operating results. A minimum level of performance must be reached in order for this additional consideration to be paid. At this minimum level of performance, additional consideration of $2.0 would be paid for each of the four years after the acquisition (fiscal 2003 through fiscal
2006). The amount of consideration increases with increased levels of earnings. There is no maximum amount of incremental purchase price. The amount of consideration paid to Briggs based on their 2003 performance was $8.2 and was paid in the first quarter of 2004. The additional consideration to be paid with respect to 2004 is estimated at $8.2, which resulted in an increase to goodwill and accrued expenses in the fourth quarter of 2004.

FISCAL 2002. On June 25, 2002 the Company completed its acquisition of Gerber Childrenswear, Inc. (Gerber) for approximately $18.2 in cash, net of cash acquired of $50.9, and 2.3 million shares of the Company's common stock valued at $68.2. This acquisition has been accounted for using the purchase method of accounting. The Hosiery operations of Gerber are included in discontinued operations (see financial statement Note 4), and the children's apparel business is included in the Other Soft Goods Segment. See financial statement Note 3 for more detail.

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

During the second quarter of 2004, the Company privately placed $200 of 3.50% Convertible Senior Debentures. The debentures will mature on June 15, 2034, unless earlier converted, redeemed or repurchased by the Company. The Company intends to use the proceeds from the offering for general corporate purposes, which may include future acquisitions (see financial statement
Note 7).

On October 20, 2004, the Company executed a $400 five-year unsecured, syndicated credit facility (the New Credit Agreement). The New Credit Agreement can be used for borrowings and/or letters of credit. Borrowings under the New Credit Agreement bear interest at LIBOR plus a spread ranging from .60% to 1.25% with such spread depending on the Company's leverage ratio. The New Credit Agreement replaces the Company's previous agreement, dated April 30, 2002, that was set to expire in May 2005 (see financial statement Note 7).

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

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
A summary of the Company's long-term obligations at January 29, 2005 is as follows:

                                                      Future payments due by period
                                                      -----------------------------
                                        Less than      1 - 3        4 - 5         After
                                          1 year       Years        Years        5 years      Total
                                        ---------    ---------    ---------     ---------    --------
Long-term debt - principal              $       -    $       -    $     140     $    330     $    470
Long-term debt - interest                      28           56           50          249          383
Operating lease obligations                    30           50           24           11          115
Minimum royalty/
    advertising obligations                    28           59           20            -          107
Purchase orders/commitments                   342            -            -            -          342
Contingent purchase price - Briggs (1)          8            -            -            -            8
Contingent purchase price - Phat (2)            3            -            -            -            3
Deferred compensation (3)                       1            2            2           14           19
Unfunded pension obligations (4):
      Defined benefit plans                     1            2            2            5           10
      Multiemployer plans' exit
       liability                                1            1            1            2            5
                                        ---------    ---------    ---------     --------     --------

Total                                   $     442    $     170    $     239     $    611     $  1,462
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

(4) The timing of the pension funding obligations associated with the Company's frozen defined benefit pension plans and exit obligations under multiemployer pension plans as discussed in financial statement Note 9 is dependent on a number of factors including investment results and other factors that contribute to future pension expense.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         -----------------------------------------------------------
                    AND RESULTS OF OPERATIONS (continued)
                    -------------------------------------
                (Dollars in Millions, except per share data)


SHARE REPURCHASES:
In September 2000 the Board of Directors authorized the Company to repurchase up to an additional ten percent of the outstanding shares of its Common Stock (up to approximately 2.27 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Any purchases pursuant to this authorization will be financed out of the Company's cash resources. As discussed in financial statement Note 7, certain debt covenants may limit purchases under this authorization. No purchases have been made pursuant to this authorization nor are any planned at this point in time.

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

                                  KELLWOOD COMPANY AND SUBSIDIARIES
                                  ---------------------------------
                                  CONSOLIDATED STATEMENT OF EARNINGS
                                  ----------------------------------
                            (Amounts in thousands, except per share data)


                                                           2004             2003              2002
                                                     -------------     -------------    -------------
                                                       Restated -       Restated -
                                                       see Note 2       see Note 2

Net sales                                            $   2,555,704     $   2,346,481    $   2,166,554

Costs and expenses:
    Cost of products sold                                2,013,665         1,853,491        1,733,560
    Selling, general and administrative expenses           404,229           356,577          325,075
    Amortization of intangible assets                       13,434             9,532            5,775
    Provision for business and facilities realignment            -                 -           12,086
    Interest expense, net                                   25,856            24,674           25,764
    Other (income) and expense, net                         (2,120)           (2,405)           1,433
                                                     -------------     -------------    -------------
Earnings before income taxes                               100,640           104,612           62,861
Income taxes                                                34,304            35,669           21,598
                                                     -------------     -------------    -------------
Net earnings from continuing operations                     66,336            68,943           41,263
                                                     -------------     -------------    -------------
Net earnings (loss) from
    discontinued operations, net of tax                          -            (1,552)             747
                                                     -------------     -------------    -------------

Net earnings                                         $      66,336     $      67,391    $      42,010
                                                     =============     =============    =============


Weighted average shares outstanding:
   Basic                                                    27,504            26,499           24,564

   Diluted                                                  28,039            27,100           24,872

Earnings (loss) per share:
   Basic
      Continuing operations                          $        2.41     $        2.60    $        1.68
      Discontinued operations                                    -             (0.06)            0.03
                                                     -------------     -------------    -------------
      Net earnings                                   $        2.41     $        2.54    $        1.71
                                                     =============     =============    =============

   Diluted
      Continuing operations                          $        2.37     $        2.54    $        1.66
      Discontinued operations                                    -             (0.06)            0.03
                                                     -------------     -------------    -------------
      Net earnings                                   $        2.37     $        2.49    $        1.69
                                                     =============     =============    =============


See notes to consolidated financial statements.

                                     KELLWOOD COMPANY AND SUBSIDIARIES
                                     ---------------------------------
                                         CONSOLIDATED BALANCE SHEET
                                         --------------------------
                               (Amounts in thousands, except per share data)


                                                                       January 29, 2005   January 31, 2004
                                                                       ----------------   ----------------
                                                                          Restated -         Restated -
                                                                          see Note 2         see Note 2
ASSETS
------
Current assets:
    Cash and cash equivalents                                          $        261,395   $         179,155
    Receivables, net                                                            381,697             321,455
    Inventories                                                                 331,602             315,935
    Current deferred taxes and prepaid expenses                                  55,220              66,328
                                                                       ----------------   -----------------
       Total current assets                                                   1,029,914             882,873
Property, plant and equipment:
    Land                                                                          2,451               2,478
    Buildings and improvements                                                  109,195             102,773
    Machinery and equipment                                                     131,210             119,944
    Capitalized software                                                         54,852              49,944
                                                                       ----------------   -----------------
Total property, plant and equipment                                             297,708             275,139
    Less accumulated depreciation and amortization                             (201,901)           (180,658)
                                                                       ----------------   -----------------
Property, plant and equipment, net                                               95,807              94,481
Intangible assets, net                                                          191,958             116,102
Goodwill                                                                        223,982             165,518
Other assets                                                                     36,641              33,100
                                                                       ----------------   -----------------
Total assets                                                           $      1,578,302   $       1,292,074
                                                                       ================   =================


LIABILITIES AND SHAREOWNERS' EQUITY
-----------------------------------
Current liabilities:
    Current portion of long-term debt                                  $            149   $           2,743
    Accounts payable                                                            183,756             180,961
    Accrued salaries and employee benefits                                       43,787              50,790
    Other accrued expenses                                                       85,981              70,360
                                                                       ----------------   -----------------
       Total current liabilities                                                313,673             304,854
Long-term debt                                                                  469,657             271,877
Deferred income taxes and other                                                  81,448              75,655
Shareowners' equity:
   Common stock, par value $.01 per share, 50,000 shares authorized,
    27,685 shares issued and outstanding (26,850 at January 31, 2004)           270,264             247,684
   Retained earnings                                                            555,387             506,635
   Accumulated other comprehensive income (loss)                                (11,396)            (11,621)
   Less treasury stock, at cost, 6,402 shares (6,690 at January 31,
    2004)                                                                      (100,731)           (103,010)
                                                                       ----------------   -----------------

       Total shareowners' equity                                                713,524             639,688
                                                                       ----------------   -----------------

Total liabilities and shareowners' equity                              $      1,578,302   $       1,292,074
                                                                       ================   =================


See notes to consolidated financial statements.

                                       KELLWOOD COMPANY AND SUBSIDIARIES
                                       ---------------------------------
                                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                     ------------------------------------
                                            (Amounts in thousands)


                                                                  2004              2003             2002
                                                              -------------     -------------    -------------
                                                                Restated -       Restated -
                                                                see Note 2       see Note 2
OPERATING ACTIVITIES:
Net earnings                                                  $      66,336     $      67,391    $      42,010

Add/(deduct) items not affecting operating cash flows:
    Depreciation and amortization                                    41,841            35,938           32,008
    Non-cash portion of restructuring charge                              -                 -            6,064
    Deferred income taxes and other                                   4,473            25,375            9,487
Changes in working capital components:
    Receivables, net                                                (57,621)           31,563           17,205
    Inventories                                                     (15,244)           58,158           51,167
    Current deferred taxes and prepaid expenses                      11,371           (24,718)          (3,082)
    Accounts payable and accrued expenses                             9,937           (42,119)          63,475
                                                              -------------     -------------    -------------
Net cash provided by operating activities                            61,093           151,588          218,334
                                                              -------------     -------------    -------------

INVESTING ACTIVITIES:
Additions to property, plant and equipment                          (27,436)          (21,757)         (14,510)
Acquisitions, net of cash acquired                                 (144,722)         (134,537)         (18,150)
Subordinated note receivable                                          2,063             2,062          (11,000)
Dispositions of fixed assets                                            436             5,693            5,238
                                                              -------------     -------------    -------------
Net cash used in investing activities                              (169,659)         (148,539)         (38,422)
                                                              -------------     -------------    -------------

FINANCING ACTIVITIES:
Borrowings of long-term debt, net of financing costs                195,343                 -                -
Reduction of notes payable                                                -              (636)          (6,976)
Repayments of long-term debt                                         (4,448)          (30,891)         (22,968)
Stock transactions under incentive plans                             17,495            14,292            6,667
Dividends paid                                                      (17,584)          (16,982)         (15,551)
                                                              -------------     -------------    -------------
Net cash provided by (used in) financing activities                 190,806           (34,217)         (38,828)
                                                              -------------     -------------    -------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                              82,240           (31,168)         141,084

Cash and cash equivalents, beginning of year                        179,155           210,323           69,239
                                                              -------------     -------------    -------------
Cash and cash equivalents, end of year                        $     261,395     $     179,155    $     210,323
                                                              =============     =============    =============

Supplemental Cash Flow Information:
    Interest paid                                             $      27,659     $      28,061    $      27,101
                                                              =============     =============    =============
    Income taxes paid                                         $        (628)    $      41,339    $      13,597
                                                              =============     =============    =============

Significant non-cash investing and financing activities:
    Issuance of stock for acquisitions                        $           -     $      11,891    $      68,185
                                                              =============     =============    =============


See notes to consolidated financial statements.

                                               KELLWOOD COMPANY AND SUBSIDIARIES
                                               ---------------------------------
                                         CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
                                         ---------------------------------------------
                                         (Dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Accumulated     Total
                                                 Common                                          Other           Share-
                                                 Shares       Common      Treasury    Retained   Comprehensive   owners'
                                                 Outstanding  Stock       Stock       Earnings   Income (Loss)   Equity
                                                 -----------  ----------  ----------  --------   -------------   --------
                                                                                      Restated -                 Restated -
                                                                                      see Note 2                 see Note 2
------------------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 2, 2002                        22,908,334   $ 173,010   $(134,200)  $ 429,767   $  (11,878)    $  456,699
Net earnings                                                                             42,010                      42,010
Unrecognized (loss) on derivatives                                                                       (65)           (65)
Foreign currency translation adjustment                                                                1,372          1,372
Minimum pension liability adjustment, net
   of income tax benefit of $318                                                                        (519)          (519)
                                                                                                                 ----------
Total comprehensive income                                                                                           42,798
Cash dividends declared, $.64 per share                                                 (15,551)                    (15,551)
Shares issued in connection
   with the acquisition of
   Gerber Childrenswear, Inc.                     2,343,924      32,836      35,349                                  68,185
Shares issued under stock plans                     388,051       8,980                                               8,980
Treasury stock acquired in conjunction
   with incentive plans                             (66,651)                 (1,992)                                 (1,992)
                                                 ----------   ---------   ---------   ---------   ----------     ----------
BALANCE, FEBRUARY 1, 2003                        25,573,658     214,826    (100,843)    456,226      (11,090)       559,119
Net earnings                                                                             67,391                      67,391
Unrecognized (loss) on derivatives                                                                       (84)           (84)
Foreign currency translation adjustment                                                                  543            543
Minimum pension liability adjustment, net
   of income tax benefit of $468                                                                        (990)          (990)
                                                                                                                 ----------
Total comprehensive income                                                                                           66,860
Cash dividends declared, $.64 per share                                                 (16,982)                    (16,982)
Shares issued in connection
   with the acquisition of
   Briggs New York Corp.                            500,000      11,891                                              11,891
Shares issued under stock plans                     798,640      20,967                                              20,967
Treasury stock acquired in conjunction
   with incentive plans                             (22,115)                 (2,167)                                 (2,167)
                                                 ----------   ---------   ---------   ---------   ----------     ----------
BALANCE, JANUARY 31, 2004                        26,850,183     247,684    (103,010)    506,635      (11,621)       639,688
Net earnings                                                                             66,336                      66,336
Unrecognized gain on derivatives                                                                          31             31
Foreign currency translation adjustment                                                                 (338)          (338)
Minimum pension liability adjustment, net
   of income tax expense of $312                                                                         532            532
                                                                                                                 ----------
Total comprehensive income                                                                                           66,561
Cash dividends declared, $.64 per share                                                 (17,584)                    (17,584)
Shares issued under stock plans                     921,104      22,580       5,815                                  28,395
Treasury stock acquired in conjunction
   with incentive plans                             (86,282)                 (3,536)                                 (3,536)
                                                 ----------   ---------   ---------   ---------   ----------     ----------
BALANCE, JANUARY 29, 2005                        27,685,005   $ 270,264   $(100,731)  $ 555,387   $  (11,396)    $  713,524
                                                 ==========   =========   =========   =========   ==========     ==========

Accumulated other comprehensive income (loss) at January 29, 2005 includes:
Unrecognized (loss) on derivatives                            $     (160)
Foreign currency translation adjustment                          (10,259)
Minimum pension liability adjustment, net
   of income tax benefits of $474                                   (977)
                                                              ----------
Total accumulated other comprehensive income (loss)           $  (11,396)
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

(J) GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of identifiable net tangible and identifiable intangible assets acquired. Beginning in 2002, with the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill and other indefinite-lived intangible assets were no longer amortized, but will be reviewed for impairment at least annually and if a triggering event were to occur in an interim period. Goodwill impairment is determined using a two-step process. The first step of the impairment test is used to identify potential impairment by comparing the fair value of a reporting unit to the book value, including goodwill. If the fair value of a reporting unit exceeds its book value, goodwill of the reporting unit is not considered impaired and the second step of the impairment test is not required. If the book value of a reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit's goodwill with the book value of that goodwill. If the book value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The initial impairment evaluation was completed in the first quarter of 2002, and no impairment was indicated. The annual impairment testing is performed in the fourth quarter. In 2004, 2003 and 2002, no impairment was indicated. There were no triggering events that occurred during the year that required testing other than the annual test. This evaluation utilized discounted cash flow analysis and multiple analyses of the historical and forecasted operating results of the Company's reporting units. See Note 6 for more information on SFAS No. 142 and accounting for goodwill.

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

(O) LICENSE AGREEMENTS: The Company has exclusive license agreements to market apparel and other soft goods under trademarks owned by other parties. These agreements contain provisions for minimum guaranteed royalty and advertising payments based on anticipated sales. If the Company does not anticipate meeting the minimum sales amounts to satisfy the guaranteed minimum royalty and advertising amounts, the guaranteed minimum royalty and advertising amounts are accrued. In 2004, 2003 and 2002 sales of licensed products were approximately $548,000, $401,000 and $335,000, respectively. See Note 14 for additional discussion regarding commitments.

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

(R) STOCK-BASED COMPENSATION: The Company has two stock-based employee compensation plans which are described more fully in Note 10. These plans are accounted for under the recognition and measurement principles of Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. The Company has adopted the disclosure-only provisions of SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. No stock-based employee compensation cost is reflected in the Consolidated Statement of Earnings, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

                                                           2004           2003           2002
                                                       -----------     -----------    -----------
                                                       Restated -      Restated -
                                                       see Note 2      see Note 2

Net earnings from continuing operations as reported    $    66,336     $    68,943    $    41,263

Stock-based employee compensation expense
   determined under fair value-based method for
   all stock option awards, net of tax effect               (3,710)         (2,740)        (2,721)
                                                       -----------     -----------    -----------
Pro-forma net earnings from continuing operations      $    62,626     $    66,203    $    38,542
                                                       ===========     ===========    ===========

Earnings per share from continuing operations:

    Basic, as reported                                 $      2.41     $      2.60    $      1.68
    Basic, pro-forma                                   $      2.28     $      2.50    $      1.57
    Diluted, as reported                               $      2.37     $      2.54    $      1.66
    Diluted, pro-forma                                 $      2.23     $      2.44    $      1.55

Further discussion of the methodology and key assumptions used in developing the option fair values, as well as other information regarding the option plans, is included in Note 10.

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

NOTE 2. RESTATEMENT OF FINANCIAL STATEMENTS. On December 1, 2005, the Company concluded to restate herein its previously issued consolidated statement of earnings for the fiscal years ended January 29, 2005 and January 31, 2004, consolidated statement of cash flows for the fiscal years ended January 29, 2005 and January 31, 2004, and consolidated balance sheet at January 29, 2005 and January 31, 2004. This restatement corrects accounting errors detailed below. Additionally, all affected amounts described in these Notes to Consolidated Financial Statements have been restated.

Accrual of Freight, Duty and Agents' Commission Costs

Prior to the completion of the financial statements for the three and nine months ended October 29, 2005, the Company determined that it incorrectly accounted for freight, duty and agents' commission costs related to imports of goods at a regional accounting center which resulted in the understatement of accounts payable and costs of products sold. The Company identified this issue after the regional accounting center was centralized into the Company's financial services operations in St. Louis and subsequent review of accounting processes.

After discovering the error, the Company corrected the accounting processes during the third quarter of 2005 so that there was an appropriate cutoff at October 29, 2005. Additionally, the Company reviewed the accruals for freight, duty and agents' commission costs at prior interim and year-end reporting dates. This review has been completed for the periods necessary to correctly present all of the periods contained in these financial statements on a restated basis.

The accounting error caused an understatement of cost of products sold in prior periods and a cumulative overstatement of earnings before income taxes of $7,904 ($4,980 after tax) as of January 29, 2005. The Company has determined that the accounting error overstated earnings before income taxes for the 2004 fiscal year ended January 29, 2005 by $5,967 ($3,758 after tax) and for the 2003 fiscal year ended January 31, 2004 by $4,678 ($2,947 after tax). The accounting error understated earnings before income taxes for periods prior to fiscal year 2003, cumulatively, by $2,741 ($1,727 after tax). As discussed below, this amount was recorded in the first quarter of the 2003 fiscal year.

Death Benefits Program

In 2004 the Company determined that it had underaccrued for liabilities related to a Death Benefit Program that covers three present and nine former senior executives. This program was initiated in the early 1980's and is being phased out with no new participants since prior to 2000. Beginning in 2004, the Company began to record an annual charge in the amount necessary to appropriately state expense in each period. The Company did not record the past underaccrual at January 31, 2004 as it concluded that it was immaterial.

The accounting error resulted in an understatement of selling, general and administrative expenses and an overstatement of earnings before income taxes for the 2003 fiscal year ended January 31, 2004 of $276 ($174 after tax). The accounting error resulted in a cumulative understatement of selling, general and administrative expenses and a cumulative overstatement of earnings before income taxes for periods prior to fiscal year 2003 of $3,650 ($2,300 after tax). Prior to the 2003 fiscal year, deferred income taxes and other on the Company's balance sheet was understated by $3,650 ($2,300 after tax). As discussed below, these amounts were recorded in the first quarter of the 2003 fiscal year.

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)

Amounts for the Years Prior to 2003

The Company determined that the underaccruals of freight, duty and agents' commission costs and the accrued death benefit liability related to periods prior to fiscal year 2003 were not material to the fiscal year 2003, 2002 or prior years' financial statements. As such, the Company recorded the cumulative amount for periods prior to fiscal year 2003 related to the freight, duty and agents' commission costs and the death benefit program in the first quarter of the 2003 fiscal year. These individual and combined amounts and the related increase (decrease) to earnings are as follows:

                                                      Before Tax     After Tax
                                                     ------------  -------------
     Freight, duty and agents' commission costs      $      2,741  $       1,727
     Death benefits program                                (3,650)        (2,300)
                                                     ------------  -------------
     Cumulative amount                               $       (909) $        (573)
                                                     ============  =============

Combined Restatement Amounts

The financial statements for the fiscal years ended January 29, 2005 and January 31, 2004 have been restated to correct for the accounting errors discussed above. The effect of these adjustments to the Company's consolidated statement of earnings for both periods is detailed below.

                                                             Fiscal year ended                Fiscal year ended
                                                             January 29, 2005                 January 31, 2004
                                                     --------------------------------  -------------------------------
                                                        As Reported      As Restated      As Reported     As Restated
                                                     ---------------  ---------------  ---------------  --------------
Net sales                                            $     2,555,704  $     2,555,704  $     2,346,481  $    2,346,481
Costs and expenses:
    Cost of products sold                                  2,007,698        2,013,665        1,851,554       1,853,491
    Selling, general and
      administrative expense                                 404,229          404,229          352,651         356,577
    Amortization of intangible assets                         13,434           13,434            9,532           9,532
    Interest expense, net                                     25,856           25,856           24,674          24,674
    Other (income) and expense, net                           (2,120)          (2,120)          (2,405)         (2,405)
                                                     ---------------  ---------------  ---------------  --------------
Earnings before income taxes                                 106,607          100,640          110,475         104,612
Income tax provision                                          36,513           34,304           37,838          35,669
                                                     ---------------  ---------------  ---------------  --------------
Net earnings from continuing operations                       70,094           66,336           72,637          68,943
Net loss from discontinued operations                              -                -           (1,552)         (1,552)
                                                     ---------------  ---------------  ---------------  --------------
Net earnings                                         $        70,094  $        66,336  $        71,085  $       67,391
                                                     ===============  ===============  ===============  ==============
Earnings (loss) per share:
    Basic:
      Continuing operations                          $          2.55  $          2.41  $          2.74  $         2.60
      Discontinued operations                                      -                -            (0.06)          (0.06)
                                                     ---------------  ---------------  ---------------  --------------
      Net earnings                                   $          2.55  $          2.41  $          2.68  $         2.54
                                                     ===============  ===============  ===============  ==============
    Diluted:
      Continuing operations                          $          2.50  $          2.37  $          2.68  $         2.54
      Discontinued operations                                      -                -            (0.06)          (0.06)
                                                     ---------------  ---------------  ---------------  --------------
      Net earnings                                   $          2.50  $          2.37  $          2.62  $         2.49
                                                     ===============  ===============  ===============  ==============

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)

The effect of the restatement on the Company's previously reported consolidated balance sheet at January 29, 2005 and January 31, 2004 is detailed below.

                                                             January 29, 2005                 January 31, 2004
                                                     --------------------------------  -------------------------------
                                                        As Reported      As Restated      As Reported     As Restated
                                                     ---------------  ---------------  ---------------  --------------
Accounts payable                                     $       175,852  $       183,756  $       179,024  $      180,961
Accrued expenses                                              90,359           85,981           72,529          70,360
Deferred income taxes and other                               77,522           81,448           71,729          75,655
Retained earnings                                            562,839          555,387          510,329         506,635
Shareowners' equity                                          720,976          713,524          643,382         639,688

The effect of the restatement on the Company's previously reported consolidated statement of cash flows for the fiscal years ended January 29, 2005 and January 31, 2004 is detailed below.

                                                                             Fiscal Year Ended
                                                     ----------------------------------------------------------------
                                                             January 29, 2005                 January 31, 2004
                                                     --------------------------------  -------------------------------
                                                       As Reported      As Restated      As Reported     As Restated
                                                     ---------------  ---------------  ---------------  --------------
Net earnings                                         $        70,094  $        66,336  $        71,085  $       67,391
Deferred income taxes and other                                4,473            4,473           21,449          25,375
Change in accounts payable and accrued expenses                6,179            9,937          (41,887)        (42,119)

NOTE 3.  BUSINESS COMBINATIONS
On February 3, 2004 the Company completed the acquisition of Phat Fashions, LLC and Phat Licensing, LLC (together referred to as Phat). Phat is a licensor of apparel for men, women and children, athletic shoes and accessories through the Phat Farm and Baby Phat brands. Phat is part of the Men's Sportswear segment. The Company believes Phat will add important labels to Kellwood's portfolio of brands. The purchase price (including acquisition costs) for Phat was $141,934 in cash. Included in this amount was the exercise price for Phat's option to buyout the license from the menswear licensee for $25,000, which the Company exercised in February 2004. Additional cash purchase consideration will be due if Phat achieves certain specified financial performance targets for 2004 through 2010. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual royalty revenue through 2010. A minimum level of royalty revenue must be earned in order for this additional consideration to be paid. There is no maximum amount of incremental purchase price. The additional consideration for 2004 is estimated at $3,330, which resulted in an increase to goodwill and accrued expenses in the fourth quarter of 2004.

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

The Gerber acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of Gerber are included in the consolidated financial statements from the acquisition date. Gerber's hosiery business is part of discontinued operations (see Note 4), and the children's apparel business is part of the Other Soft Goods Segment.

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

NOTE 4. DISCONTINUED OPERATIONS
During the fourth quarter of 2003, the Company decided to discontinue their True Beauty by Emme(R) (True Beauty) operations. This included the termination of the related license agreement. The agreement was originally entered into during the second quarter of 2002. As such, the operations of True Beauty ceased in the fourth quarter of 2003 and have been accounted for as discontinued operations. Prior to being classified as discontinued, True Beauty was included in the Women's Sportswear segment.

On October 30, 2003, the Company finalized an agreement to sell their domestic and European hosiery (Hosiery) operations for $7,500 plus reimbursement of $2,800 for costs incurred by the Company in connection with the closure of certain facilities. As such, the operations of the Hosiery business are accounted for as discontinued operations. Prior to being classified as discontinued, the Hosiery operations were included in the Men's Sportswear segment. The Hosiery operations were acquired in June 2002 as part of the Company's acquisition of Gerber (see Note 3).

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

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)

Fiscal year ended                                   1/31/04                                    2/1/03
                                      ------------------------------------      ------------------------------------
                                       Hosiery     True Beauty     Total         Hosiery     True Beauty    Total
                                      ----------   -----------  -----------     ---------    -----------  ----------
Net sales                             $   43,968   $    7,154   $   51,122      $  34,773    $    3,382   $   38,155
                                      ==========   ==========   ==========      =========    ==========   ==========
Earnings (loss) before income taxes       (8,374)      (4,178)     (12,552)         1,585           264        1,849
Income taxes                              (9,413)      (1,587)     (11,000)         1,002           100        1,102
                                      ----------   ----------   -----------     ---------    ----------   ----------
Net earnings (loss)                   $    1,039   $   (2,591)  $   (1,552)     $     583    $      164   $      747
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

NOTE 5.  FACILITIES REALIGNMENT COSTS
In 2002 the Company decided to implement realignment actions, including the closing of certain domestic warehousing and Latin American production facilities and the discontinuance of a licensing agreement. The realignments included the closing of five warehouse operations and six manufacturing facilities and were anticipated to result in a reduction of employment by approximately 1,900, primarily production and warehousing personnel. These actions impacted 2002 earnings by $14,987 before tax ($9,697 after tax, or $.39 per share). These costs included $2,901 recorded in cost of products sold and $12,086 recorded as a provision for business and facilities realignment.

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
                                            ===========

In connection with the Gerber acquisition the Company made the decision to implement certain realignment actions within the acquired operations. These realignments included the closing of one warehouse operation, the closing of four manufacturing facilities and the downsizing of two domestic manufacturing facilities and were anticipated to result in a reduction of employment by approximately 1,350, primarily production and warehousing personnel. The estimated costs of these actions were accrued in the opening balance sheet and did not impact 2002 earnings. Through January 29, 2005, the Company has closed the warehouse operation and two of the four manufacturing plants and completed the downsizing of the two domestic manufacturing facilities, resulting in a reduction of employment of approximately 520. The Company decided that it would not close the third of the four manufacturing facilities that was originally planned to be closed. The last of the four manufacturing facilities was one of the two facilities in Ireland that made up the European Hosiery operations. This facility was not closed as part of the acquisition implementation but instead is part of the discontinuance of the European Hosiery operations discussed in Note 4. As a result of the changes in plans for the third and fourth manufacturing facilities, the accruals of $3,331 for severance related to those closings were reversed to the opening balance sheet in fiscal 2003. During 2004, the Company completed all realignment activities associated with the Gerber acquisition with the unutilized remaining reserves of $953 being reversed to goodwill. The amounts originally provided have been reduced to $0 as detailed in the table below:

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


NOTE 6.  GOODWILL AND INTANGIBLE ASSETS
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
                                                     ===========     =============   ============   ============

Identifiable intangible assets that are being amortized are as follows:

                                            Life (1)   Gross         Accumulated       Net
                                            (Years)    Amount        Amortization   Book Value
                                            -------  -----------     ------------   -----------
AS OF JANUARY 29, 2005:
Customer base                                  18    $    71,546     $    15,857    $    55,689
Trademarks                                     19        139,808          14,739        125,069
License agreements                             19         13,931           4,139          9,792
Other                                          12          5,965           4,557          1,408
                                                     -----------     -----------    -----------
Total intangibles                              19    $   231,250     $    39,292    $   191,958
                                                     ===========     ===========    ===========

AS OF JANUARY 31, 2004:
Customer base                                  18    $    68,496     $    11,244    $    57,252
Trademarks                                     18         53,518           7,452         46,066
License agreements                             19         13,931           2,949         10,982
Other                                          12          5,938           4,136          1,802
                                                     -----------     -----------    -----------
Total intangibles                              18    $   141,883     $    25,781    $   116,102
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


NOTE 7.  NOTES PAYABLE AND LONG-TERM DEBT
NOTES PAYABLE:
On October 20, 2004, the Company executed a $400,000 five-year unsecured, syndicated credit facility (the Credit Agreement). The Credit Agreement can be used for borrowings and/or letters of credit. Borrowings under the Credit Agreement bear interest at LIBOR plus a spread ranging from .60% to 1.25% with such spread depending on the Company's leverage ratio. The Credit Agreement contains certain customary covenants, which, among other things, restrict the Company's ability to incur indebtedness, grant liens, make investments and acquisitions and sell assets. The financial covenants of the Credit Agreement include requirements that the Company satisfy an interest coverage ratio and leverage ratio and a net worth maintenance covenant. It is not expected that any of these provisions will restrict the Company from normal operations. The Credit Agreement replaces the Company's previous agreement, dated April 30, 2002, that was set to expire in May 2005.

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

NOTE 8.  LEASES
The Company leases substantially all of its office space, certain distribution facilities, retail outlet stores, and certain machinery and equipment under operating leases having remaining terms ranging up to 9 years, excluding renewal terms. Rent under leases with scheduled rent changes or lease concessions is recorded on a straight-line basis over the lease term. Rent expense under all operating leases for 2004 totaled $37,234 ($38,241 for 2003, and $34,781 for 2002).

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


NOTE 9.  RETIREMENT BENEFITS
Various contributory and/or noncontributory retirement plans cover substantially all domestic and certain foreign employees. Total retirement benefits expense includes the following:

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

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


The weighted average asset allocations for each of the Company's pension plans by asset category are as follow:

                                                                Gerber Plan Assets         Smart Shirts Plan Assets
                                                              ----------------------       ------------------------
Asset Category                                                  2004         2003              2004         2003
                                                              ---------    ---------        --------     ---------
Equity securities                                                  71%          70%              41%          28%
Debt securities                                                    28%          29%              57%          71%
Other                                                               1%           1%               2%           1%
                                                              --------     --------          -------      -------
                                                                  100%         100%             100%         100%
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

NOTE 10.  STOCK PLANS
The amended Restricted Stock Compensation Plan of 1969 and the Corporate Development Incentive Plan of 1986 provide for the granting of common stock to key employees as performance and incentive bonuses. The shares granted may not be transferred, sold, pledged or otherwise disposed of prior to the lapse of certain restrictions. There was no expense recorded under these plans for 2004 ($4,505 for 2003 and $2,906 for 2002). At January 29, 2005,
there were 983,968 shares available to be granted under these plans to qualified employees.

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

The weighted-average grant date fair value of options granted was $14.58 for 2004, $7.56 for 2003 and $8.51 for 2002. Presented below is a summary of stock option plans' activity for the years and as of the dates shown:

 (Shares in 000's)                       2004                         2003                        2002
                               -------------------------    -------------------------  --------------------------
                                              Exercise                    Exercise                     Exercise
                                 Options      Price (1)       Options      Price (1)     Options       Price (1)
                               -----------  ------------    -----------  ------------  -----------   ------------

Beginning Balance                    2,930  $      23.98          3,312  $      23.25         3,097  $      22.35
   Granted                             610         42.37            573         25.15           689         25.57
   Exercised                          (792)        23.50           (798)        21.87          (388)        20.29
   Forfeited or expired               (115)        26.68           (157)        23.54           (86)        22.88
                               -----------  ------------    -----------  ------------   -----------  ------------
Ending Balance                       2,633  $      28.26          2,930  $      23.98         3,312  $      23.25
                               -----------  ------------    -----------  ------------   -----------  ------------
Exercisable at
   Year-end                          1,048  $      24.15          1,354  $      24.11         1,702  $      23.12
                               -----------  ------------    -----------  ------------   -----------  ------------

Options outstanding and exercisable at January 29, 2005 include the following:

 (Shares in 000's)           Options outstanding                    Options exercisable
                    --------------------------------------        -----------------------
   Range of         Remaining                   Exercise                       Exercise
    Prices          Life (1)      Options       Price (1)         Options      Price (1)
                    ---------    ---------     -----------        --------   ------------
$16.13 - 16.97      4.8 years          225     $     16.86             139   $      16.80
$20.31 - 29.67      5.9 years        1,661           24.37             759          23.86
$32.28 - 36.00      3.3 years          150           32.38             150          32.38
$42.31 - 42.37      9.1 years          597           42.37               -            N/A
                    ---------    ---------     -----------         -------   ------------
$16.13 - 42.37      6.4 years        2,633     $     28.26           1,048   $      24.15
                                 =========     ===========         =======   ============

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

NOTE 11.  CAPITAL STOCK
The reported outstanding shares of common stock have been reduced by treasury stock totaling 6,402,435 shares at January 29, 2005 (6,690,299 shares at January 31, 2004).

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

NOTE 12.  INCOME TAXES

                                                      2004            2003           2002
                                                   -----------    -----------     -----------
The provision for income taxes consists of:
Current:
   Domestic:
       Federal                                     $    10,168    $    31,889     $    11,381
       State                                               542          2,585             977
   Foreign                                               4,973          4,235           3,504
                                                   -----------    -----------     -----------
Total current provision for income taxes                15,683         38,709          15,862
Deferred (primarily federal)                            18,621         (3,040)          5,736
                                                   -----------    -----------     -----------
Total provision for income taxes                   $    34,304    $    35,669     $    21,598
                                                   ===========    ===========     ===========

The sources of income before income taxes are:
   United States                                   $    74,016    $    77,429     $    37,447
   Foreign                                              26,624         27,183          25,414
                                                   -----------    -----------     -----------
Kellwood total                                     $   100,640    $   104,612     $    62,861
                                                   ===========    ===========     ===========

Current income taxes are the amounts payable under the respective tax regulations on each year's earnings and on foreign earnings remitted during the year. A reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

                                                      2004            2003           2002
                                                   -----------    -----------     ----------
Statutory rate                                           35.0%          35.0%          35.0%
State taxes, net of federal benefit                       1.2            1.2            1.4
Foreign tax rate differential and other                  (2.1)          (2.1)          (2.1)
                                                   -----------    -----------     ----------
                                                         34.1%          34.1%          34.3%
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

NOTE 13.  EARNINGS PER SHARE
Earnings per share have been calculated as follows:

                                                      2004            2003           2002
                                                   -----------    -----------     -----------
Numerators:
   Net earnings from continuing operations         $    66,336    $    68,943     $    41,263
   Net earnings from discontinued operations                 -         (1,552)            747
                                                   -----------    -----------     -----------
   Net earnings                                    $    66,336    $    67,391     $    42,010
                                                   ===========    ===========     ===========

Denominators (000's):
    Average shares outstanding - Basic                  27,504         26,499          24,564
    Impact of stock options                                535            601             308
                                                   -----------    -----------     -----------
    Average shares outstanding - Diluted                28,039         27,100          24,872
                                                   -----------    -----------     -----------

Continuing operations                              $      2.41    $      2.60     $      1.68
Discontinued operations                                      -           (.06)            .03
                                                   -----------    -----------     -----------
   Basic Earnings Per Share                        $      2.41    $      2.54     $      1.71
                                                   ===========    ===========     ===========

Continuing operations                              $      2.37    $      2.54     $      1.66
Discontinued operations                                      -           (.06)            .03
                                                   -----------    -----------     -----------
   Diluted Earnings Per Share                      $      2.37    $      2.49     $      1.69
                                                   ===========    ===========     ===========

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

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
           ------------------------------------------------------
                (Dollars in thousands, except per share data)


                                                 2004             2003              2002
                                            --------------    -------------     -------------
Net sales:
   Women's Sportswear                       $    1,495,207    $   1,406,296     $   1,313,407
   Men's Sportswear                                638,974          495,193           395,452
   Other Soft Goods                                421,523          444,992           457,695
                                            --------------    -------------     -------------
   Kellwood net sales                       $    2,555,704    $   2,346,481     $   2,166,554
                                            ==============    =============     =============

Segment earnings:(1)
   Women's Sportswear                       $      100,167    $     110,696     $     101,772
   Men's Sportswear                                 62,699           46,240            36,207
   Other Soft Goods                                 20,862           26,787            15,985
   General Corporate                               (45,918)         (47,310)          (46,045)
                                            --------------    -------------     -------------
   Total segments                                  137,810          136,413           107,919
Amortization of intangible assets                   13,434            9,532             5,775
Provision for realignment (2)                            -                -            12,086
Interest expense, net                               25,856           24,674            25,764
Other (income) and expense, net                     (2,120)          (2,405)            1,433
                                            --------------    -------------     -------------
Earnings before income taxes                $      100,640    $     104,612     $      62,861
                                            ==============    =============     =============

Net assets at end of year:
   Women's Sportswear                       $      291,052    $     278,352     $     282,625
   Men's Sportswear                                207,780          181,579           154,230
   Other Soft Goods                                 96,248           82,061           138,294
   General Corporate                               119,544          100,029           (29,383)
                                            --------------    -------------     -------------
   Continuing operations                           714,624          642,021           545,766
   Discontinued operations                          (1,100)          (2,333)           13,353
                                            --------------    -------------     -------------
   Kellwood total                           $      713,524    $     639,688     $     559,119
                                            ==============    =============     =============

Capital expenditures:
   Women's Sportswear                       $        5,094    $       7,379     $       2,049
   Men's Sportswear                                 12,165            5,989             6,640
   Other Soft Goods                                  1,498              812               794
   General Corporate                                 8,679            7,583             5,021
                                            --------------    -------------     -------------
   Continuing operations                            27,436           21,763            14,504
   Discontinued operations                               -               (6)                6
                                            --------------    -------------     -------------
   Kellwood total                           $       27,436    $      21,757     $      14,510
                                            ==============    =============     =============

Depreciation expense:
   Women's Sportswear                       $        6,977    $       6,771     $       7,632
   Men's Sportswear                                  8,340            7,928             7,831
   Other Soft Goods                                  2,688            3,181             3,007
   General Corporate                                 9,147            7,823             6,860
                                            --------------    -------------     -------------
   Continuing operations                            27,152           25,703            25,330
   Discontinued operations                               -              627               839
                                            --------------    -------------     -------------
   Kellwood total                           $       27,152    $      26,330     $      26,169
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

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED JANUARY 29, 2005
                                         Kellwood
                                          Company      Subsidiary      Subsidiary     Consolidating    Consolidated
                                         (Parent)      Guarantors    Non-Guarantors    Adjustments         Total
                                      ---------------  -----------   ---------------  --------------   -------------
Net sales                             $     1,440,895  $   935,775   $       576,609  $     (397,575)  $   2,555,704
Costs and expenses:
    Cost of products sold                   1,190,496      716,594           502,832        (396,257)      2,013,665
    SG&A                                      219,631      137,647            48,269          (1,318)        404,229
    Amortization of intangible assets           1,872       11,523                39               -          13,434
    Interest expense, net                      26,105         (951)              702               -          25,856
    Intercompany interest expense, net          3,867       (3,867)                -               -               -
    Other (income) and expense, net              (142)         278            (2,256)              -          (2,120)
    Intercompany other (income)/
       expense, net                            41,758      (41,758)                -               -               -
                                      ---------------  -----------   ---------------  --------------   -------------
Earnings before income taxes                  (42,692)     116,309            27,023               -         100,640
Income taxes                                  (15,260)      41,334             8,230               -          34,304
Equity in earnings of subsidiaries             93,768         (688)                -         (93,080)              -
                                      ---------------  -----------   ---------------  --------------   -------------
Net earnings from continuing
    operations                                 66,336       74,287            18,793         (93,080)         66,336
Net earnings (loss) from discontinued
    operations, net of tax                          -            -                 -               -               -
                                      ---------------  -----------   ---------------  --------------   -------------
Net earnings                          $        66,336  $    74,287   $        18,793  $      (93,080)  $      66,336
                                      ===============  ===========   ===============  ==============   =============

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED JANUARY 31, 2004
                                         Kellwood
                                          Company      Subsidiary      Subsidiary     Consolidating    Consolidated
                                         (Parent)      Guarantors    Non-Guarantors    Adjustments         Total
                                      ---------------  -----------   ---------------  --------------   -------------
Net sales                             $     1,227,175  $   962,565   $       456,072  $     (299,331)  $   2,346,481
Costs and expenses:
    Cost of products sold                   1,010,314      764,340           378,168        (299,331)      1,853,491
    SG&A                                      186,226      120,215            50,136               -         356,577
    Amortization of intangible assets           2,392        7,096                44               -           9,532
    Interest expense, net                      24,817       (1,430)            1,287               -          24,674
    Intercompany interest expense, net          6,974       (6,974)                -               -               -
    Other (income) and expense, net            (1,152)        (286)             (967)              -          (2,405)
    Intercompany other (income)/
       expense, net                            48,788      (48,788)                -               -               -
                                      ---------------  -----------   ---------------  --------------   -------------
Earnings before income taxes                  (51,184)     128,392            27,404               -         104,612
Income taxes                                  (18,869)      47,311             7,227               -          35,669
Equity in earnings of subsidiaries            102,452         (572)                -        (101,880)              -
                                      ---------------  -----------   ---------------  --------------   -------------
Net earnings from continuing
    operations                                 70,137       80,509            20,177        (101,880)         68,943
Net earnings (loss) from discontinued
    operations, net of tax                     (1,552)           -                 -               -          (1,552)
                                      ---------------  -----------   ---------------  --------------   -------------
Net earnings                          $        68,585  $    80,509   $        20,177  $     (101,880)  $      67,391
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


CONDENSED CONSOLIDATING BALANCE SHEET
JANUARY 29, 2005
                                         Kellwood
                                          Company      Subsidiary      Subsidiary     Consolidating    Consolidated
                                         (Parent)      Guarantors    Non-Guarantors    Adjustments         Total
                                      ---------------  -----------   ---------------  --------------   -------------
ASSETS
Current Assets:
    Cash and cash equivalents         $       226,294  $     3,278   $        31,823  $            -   $     261,395
    Receivables, net                           85,408      274,890            21,399               -         381,697
    Inventories                               182,270       80,553            68,779               -         331,602
    Current deferred taxes and
      prepaid expenses                         47,262        3,525             4,433               -          55,220
                                      ---------------  -----------   ---------------  --------------   -------------
      Total current assets                    541,234      362,246           126,434               -       1,029,914
Property, plant and equipment, net             50,862       14,045            30,900               -          95,807
Intercompany (payable) receivable            (940,581)     859,671            80,910               -               -
Intangible assets, net                         10,908      181,050                 -               -         191,958
Goodwill                                        5,344      218,638                 -               -         223,982
Investments in subsidiaries                 1,391,231          245                 -      (1,391,476)              -
Other assets                                   28,200        2,828             5,613               -          36,641
                                      ---------------  -----------   ---------------  --------------   -------------
Total assets                          $     1,087,198  $ 1,638,723   $       243,857  $   (1,391,476)  $   1,578,302
                                      ===============  ===========   ===============  ==============   =============

LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
    Current portion of long-term debt $             -  $       149   $             -  $            -   $         149
    Accounts payable                          105,190       50,952            27,614               -         183,756
    Other accrued expenses                     71,039       34,531            24,198               -         129,768
                                      ---------------  -----------   ---------------  --------------   -------------
      Total current liabilities               176,229       85,632            51,812               -         313,673
Long-term debt                                469,652            5                 -               -         469,657
Deferred income taxes and other                67,456       13,842               150               -          81,448
Shareowners' equity                           373,861    1,539,244           191,895      (1,391,476)        713,524
                                      ---------------  -----------   ---------------  --------------   -------------
Total liabilities and
    shareowners' equity               $     1,087,198  $ 1,638,723   $       243,857  $   (1,391,476)  $   1,578,302
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


CONDENSED CONSOLIDATING BALANCE SHEET
JANUARY 31, 2004
                                         Kellwood
                                          Company      Subsidiary      Subsidiary     Consolidating    Consolidated
                                         (Parent)      Guarantors    Non-Guarantors    Adjustments         Total
                                      ---------------  -----------   ---------------  --------------   -------------
ASSETS
Current Assets:
    Cash and cash equivalents         $       139,851  $     1,656   $        37,648  $            -   $     179,155
    Receivables, net                           40,214      266,197            15,044               -         321,455
    Inventories                               152,367      104,760            58,808               -         315,935
    Current deferred taxes and
      prepaid expenses                         59,868        2,229             4,231               -          66,328
                                      ---------------  -----------   ---------------  --------------   -------------
      Total current assets                    392,300      374,842           115,731               -         882,873
Property, plant and equipment, net             53,283       12,760            28,438               -          94,481
Intercompany (payable) receivable            (889,113)     812,936            76,177               -               -
Intangible assets, net                         11,689      104,375                38               -         116,102
Goodwill                                        5,344      160,174                 -               -         165,518
Investments in subsidiaries                 1,182,313          933                 -      (1,183,246)              -
Other assets                                   29,294        2,780             1,026               -          33,100
                                      ---------------  -----------   ---------------  --------------   -------------
Total assets                          $       785,110  $ 1,468,800   $       221,410  $   (1,183,246)  $   1,292,074
                                      ===============  ===========   ===============  ==============   =============

LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
    Current portion of long-term debt $         2,497  $       246   $             -  $            -   $       2,743
    Accounts payable                           89,418       67,044            24,499               -         180,961
    Other accrued expenses                     58,718       35,338            27,094               -         121,150
                                      ---------------  -----------   ---------------  --------------   -------------
      Total current liabilities               150,633      102,628            51,593               -         304,854
Long-term debt                                271,722          155                 -               -         271,877
Deferred income taxes and other                60,923       14,578               154               -          75,655
Shareowners' equity                           301,832    1,351,439           169,663      (1,183,246)        639,688
                                      ---------------  -----------   ---------------  --------------   -------------
Total liabilities and
    shareowners' equity               $       785,110  $ 1,468,800   $       221,410  $   (1,183,246)  $   1,292,074
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


NOTE 17.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
As described in Note 2, the financial statements for fiscal year 2004 and fiscal year 2003 have been restated due to the correction of an accounting error that resulted in the understatement of cost of products sold and current liabilities, and the correction of the underaccrual of liabilities related to a Death Benefits Program that had resulted in the understatement of deferred taxes and other and selling, general, and administrative expenses. The effect of these adjustments to the Company's previously reported financial statement line items is detailed below.

Quarter                                                             First                          Second
                                                       ------------------------------  ------------------------------
FISCAL 2004:                                             As Reported     As Restated     As Reported     As Restated
                                                       --------------  --------------  --------------  --------------
   Net sales                                           $      686,103  $      686,103  $      560,467  $      560,467
   Gross profit                                               154,565         156,582         124,393         120,464

   Net earnings from continuing operations                     25,039          26,310          10,220           7,746
   Net earnings (loss) from discontinued operations                 -               -               -               -
                                                       --------------  --------------  --------------  --------------
   Net earnings                                        $       25,039  $       26,310  $       10,220  $        7,746
                                                       ==============  ==============  ==============  ==============

   Diluted earnings (loss) per share:
      Continuing operations                            $         0.90  $         0.95  $         0.36  $         0.28
      Discontinued operations                                       -               -               -               -
                                                       --------------  --------------  --------------  --------------
      Net earnings (loss)                              $         0.90  $         0.95  $         0.36  $         0.28
                                                       ==============  ==============  ==============  ==============

Quarter                                                             Third                          Fourth
                                                       ------------------------------  ------------------------------
FISCAL 2004:                                             As Reported     As Restated     As Reported     As Restated
                                                       --------------  --------------  --------------  --------------
   Net sales                                           $      716,794  $      716,794  $      592,340  $      592,340
   Gross profit                                               149,432         144,459         119,616         120,534

   Net earnings from continuing operations                     28,353          25,220           6,481           7,060
   Net earnings (loss) from discontinued operations                 -               -               -               -
                                                       --------------  --------------  --------------  --------------
   Net earnings                                        $       28,353  $       25,220  $        6,481  $        7,060
                                                       ==============  ==============  ==============  ==============

   Diluted earnings (loss) per share:
      Continuing operations                            $         1.01  $         0.90   $        0.23  $         0.25
      Discontinued operations                                       -               -               -               -
                                                       --------------  --------------  --------------  --------------
      Net earnings (loss)                              $         1.01  $         0.90  $         0.23  $         0.25
                                                       ==============  ==============  ==============  ==============

                                           KELLWOOD COMPANY AND SUBSIDIARIES
                                           ---------------------------------
                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                ------------------------------------------------------
                                    (Dollars in thousands, except per share data)


Quarter                                                             First                          Second
                                                       ------------------------------  ------------------------------
FISCAL 2003:                                             As Reported     As Restated     As Reported     As Restated
                                                       --------------  --------------  --------------  --------------
   Net sales                                           $      672,345  $      672,345  $      508,861  $      508,861
   Gross profit                                               136,302         136,845         105,368         105,842

   Net earnings from continuing operations                     21,123          19,121           7,850           8,105
   Net (loss) earnings from discontinued operations              (295)           (295)         (1,164)         (1,164)
                                                       --------------  --------------  --------------  --------------
   Net earnings                                        $       20,828  $       18,826  $        6,686  $        6,941
                                                       ==============  ==============  ==============  ==============

   Diluted earnings (loss) per share:
      Continuing operations                            $         0.80  $         0.72  $         0.29  $         0.30
      Discontinued operations                                   (0.02)          (0.01)          (0.04)          (0.04)
                                                       --------------  --------------  --------------  --------------
      Net earnings (loss)                              $         0.78  $         0.71  $         0.25  $         0.26
                                                       ==============  ==============  ==============  ==============

Quarter                                                             Third                          Fourth
                                                       ------------------------------  ------------------------------
FISCAL 2003:                                             As Reported     As Restated     As Reported     As Restated
                                                       --------------  --------------  --------------  --------------
   Net sales                                           $      644,131  $      644,131  $      521,144  $      521,144
   Gross profit                                               139,379         138,933         113,878         111,370

   Net earnings from continuing operations                     30,869          30,545          12,795          11,172
   Net (loss) earnings from discontinued operations              (619)           (619)            526             526
                                                       --------------  --------------  --------------  --------------
   Net earnings                                        $       30,250  $       29,926  $       13,321  $       11,698
                                                       ==============  ==============  ==============  ==============

   Diluted earnings (loss) per share:
      Continuing operations                            $         1.13  $         1.12  $         0.46  $         0.41
      Discontinued operations                                   (0.02)          (0.02)           0.02            0.02
                                                       --------------  --------------  --------------  --------------
      Net earnings (loss)                              $         1.11  $         1.10  $         0.48  $         0.43
                                                       ==============  ==============  ==============  ==============

                      KELLWOOD COMPANY AND SUBSIDIARIES
                      ---------------------------------
                         FIVE YEAR FINANCIAL SUMMARY
                         ---------------------------
                (Dollars in thousands, except per share data)


As described in Note 2 to the financial statements, the information presented below for 2004 and 2003 has been restated due to the correction of an accounting error that resulted in the understatement of cost of products sold and current liabilities, and the correction of the underaccrual of liabilities related to a Death Benefits Program that had resulted in the understatement of deferred taxes and other and selling, general, and administrative expenses.

                                             2004           2003        2002(2),(3)        2001         2000 (1)
                                        -------------  --------------  -------------  -------------  --------------

Fiscal period ended                        1/29/05         1/31/04        2/1/03          2/2/02         2/3/01

Net sales                               $   2,555,704  $    2,346,481  $   2,166,554  $   2,281,763  $    2,362,174

Net earnings from
    continuing operations                      66,336          68,943         41,263         37,730          60,763
Net earnings (loss) from
    discontinued operations                         -          (1,552)           747              -               -
                                        -------------  --------------  -------------  -------------  --------------
Net earnings                            $      66,336  $       67,391  $      42,010  $      37,730  $       60,763
                                        =============  ==============  =============  =============  ==============

Earnings (loss) per share:
   Basic:
     Continuing operations              $        2.41  $         2.60  $        1.68  $        1.66  $         2.57
     Discontinued operations (4)                    -           (0.06)          0.03              -               -
                                        -------------  --------------  -------------  -------------  --------------
     Net earnings                       $        2.41  $         2.54  $        1.71  $        1.66  $         2.57
                                        =============  ==============  =============  =============  ==============
   Diluted:
     Continuing operations              $        2.37  $         2.54  $        1.66  $        1.65  $         2.57
     Discontinued operations (4)                    -           (0.06)          0.03              -               -
                                        -------------  --------------  -------------  -------------  --------------
     Net earnings                       $        2.37  $         2.49  $        1.69  $        1.65  $         2.57
                                        =============  ==============  =============  =============  ==============

Cash dividends declared per share       $        0.64  $         0.64  $        0.64  $        0.64  $         0.64

Cash                                          261,395         179,155        210,323         69,239          10,437
Working capital                               716,241         578,019        589,446        539,827         544,639
Total assets                                1,578,302       1,292,074      1,254,579      1,044,424       1,265,725

Long-term debt                                469,657         271,877        278,115        307,869         411,331
Short-term debt                                   149           2,743         27,232         26,423         131,514
Total debt                                    469,806         274,620        305,347        334,292         542,845

Shareowners' Equity                           713,524         639,688        559,119        456,699         431,096
Equity per Share                                25.45           23.60          22.48          19.94           19.00

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

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING (RESTATED)
---------------------------------------------------------------------------

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a- 15(f).

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of January 29, 2005.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of January 29, 2005, the Company did not maintain effective controls over the completeness and accuracy of accruals for freight, duty and agents' commission costs. Specifically, effective controls were not designed and in place to ensure the complete and accurate period-end accruals for freight, duty and agents' commission costs by the regional accounting center, which affected accounts payable and costs of products sold. This control deficiency resulted in the restatement of the Company's fiscal 2004 and fiscal 2003 annual consolidated financial statements and the interim condensed consolidated financial statements for quarterly periods ended July 30, 2005, April 30, 2005, and all quarterly periods in the years ended January 29, 2005 and January 31, 2004. Additionally, this control deficiency, until remediated, could result in a misstatement to the aforementioned accounts that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

In the Company's original filing of the 2004 Annual Report on Form 10-K, management concluded that the Company maintained effective internal control over financial reporting as of January 29, 2005. However, in connection with the restatement discussed in Note 2 to the consolidated financial statements, management has determined that the material weakness described above existed as of January 29, 2005. As a result of this material weakness, management has concluded that the Company did not maintain effective internal control over financial reporting as of January 29, 2005 based on criteria established in Internal Control - Integrated Framework issued by the COSO. Accordingly, management has restated its report on internal control over financial reporting.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of January 29, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Exhibit 13 to this Form 10-K/A (Amendment No. 2).

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

Consolidated financial statements
---------------------------------

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareowners' equity present fairly, in all material respects, the financial position of Kellwood Company and its subsidiaries at January 29, 2005 and January 31, 2004, and the results of their operations and their cash flows for the years ended January 29, 2005, January 31, 2004 and February 1, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its 2004 and 2003 consolidated financial statements.

Internal control over financial reporting
-----------------------------------------

Also, we have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 8 and Item 9A, that the Company did not maintain effective internal control over financial reporting as of January 29, 2005 because the Company did not maintain effective controls over the completeness and accuracy of accruals relating to freight, duty and agents' commission costs at a regional accounting center, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

-------------------------------------------------------------------

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of January 29, 2005, the Company did not maintain effective controls over the completeness and accuracy of accruals for freight, duty and agents' commission costs. Specifically, effective controls were not designed and in place to ensure the complete and accurate period-end accruals for freight, duty and agents' commission costs at the regional accounting center, which affected accounts payable and costs of products sold. This control deficiency resulted in the restatement in the Company's 2004 and 2003 annual consolidated financial statements and the interim condensed consolidated financial statements for quarterly periods ended July 30, 2005, April 30, 2005, and all quarterly periods in the years ended January 29, 2005 and January 31, 2004. Additionally, this control deficiency could result in a misstatement to the aforementioned accounts that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. This material weakness was considered in evaluating the nature, timing and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Management and we previously concluded that the Company maintained effective internal control over financial reporting as of January 29, 2005.Management has determined that the material weakness described above existed as of January 29, 2005. Accordingly, Management's Report on Internal Control Over Financial Reporting has been restated and our opinion on internal control over financial reporting, as presented herein, is different from that expressed in our previous report.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of January 29, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control--Integrated Framework issued by the COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company did not maintain effective internal control over financial reporting as of January 29, 2005, based on criteria established in Internal Control--Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP
St. Louis, Missouri
March 10, 2005, except for Note 16 to the consolidated financial statements, as to which the date is March 15, 2005, and except for the restatement discussed in Note 2 to the consolidated financial statements and the matter discussed in the penultimate paragraph of Management's Report on Internal Control Over Financial Reporting, as to which the date is January 11, 2006.